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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

or

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2004

or

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-29572

Gucci Group N.V.

(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant's name into English)	The Netherlands (Jurisdiction of incorporation or organization)

Rembrandt Tower Amstelplein 1
HA 1096 Amsterdam
The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, nominal value € 1.02 per share	New York Stock Exchange and Euronext Amsterdam stock exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

    Common Shares:    101,106,921 as of January 31, 2004
    Nominal value:        € 1.02 per common share

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

        Indicate by check mark which financial statements item the registrant has elected to follow:

Item 17 ☐	Item 18 ☒

i

ITEM 10.	ADDITIONAL INFORMATION		89
	A.	Share Capital	89
	B.	Memorandum and Articles of Association	89
	C.	Material Contracts	92
	D.	Exchange Controls	93
	E.	Taxation	93
	F.	Dividends and Paying Agents	98
	G.	Statements by Experts	98
	H.	Documents on Display	98
	I.	Subsidiary Information	99
	L.	Reconciliation to U.S. GAAP pursuant to Regulation G	99
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		100
	A.	Interest Rate Risk	100
	B.	Foreign Currency Exchange Risk	100
	C.	Commodity Price Risk	102
	D.	Equity Market Risk	102
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		102
PART II			103
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		103
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		103
ITEM 15.	CONTROLS AND PROCEDURES		103
ITEM 16.A	Audit Committee Financial Expert		103
ITEM 16.B	Code of Ethics		103
ITEM 16.C	Principal Accountant Fees and Services		103
ITEM 16.D	Exemptions from the Listing Standards for Audit Committees		105
ITEM 16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		105
PART III			106
ITEM 17.	FINANCIAL STATEMENTS		106
ITEM 18.	FINANCIAL STATEMENTS		106
ITEM 19.	EXHIBITS		1

ii

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

        Gucci Group N.V. (the "Group"; the "Company") is one of the world's leading multi-brand luxury goods companies. Through its brands, Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga, the Group designs, produces and distributes high-quality personal luxury items, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group's retail network includes directly operated stores throughout the world, while wholesale includes franchise stores and points of sale in select duty free, department and specialty stores.

        The Company's operating activities are divided into five segments: (1) Gucci Fashion and Accessories; (2) Gucci Group Watches; (3) Yves Saint Laurent; (4) YSL Beauté; and (5) Other Operations. A detailed discussion of the Company's businesses appears in parts A (Operating Results) and B (Liquidity and Capital Resources) of Item 5 (Operating and Financial Review and Prospects), on pages 37-68.

  •
  Gucci Fashion and Accessories produces and distributes leather goods (handbags; small leather goods; luggage), ready-to-wear, shoes, ties and scarves and jewelry. All merchandise is produced nearly exclusively in Italy and is sold primarily through directly operated stores as well as through limited wholesale distribution channels including mono-brand franchise stores, fine travel retailers and luxury department and specialty stores throughout the world. Gucci's licensees manufacture and distribute eyewear. Gucci's licenses to Wella A.G. ("Wella") for the manufacture and distribution of fragrances expired on November 30, 2003, since Wella failed to renew the licenses on or before November 30, 2001. Wella has sued the Company, claiming that the licenses subsist and, pending resolution of the legal proceedings, has continued to manufacture and distribute Gucci fragrances.

  •
  Gucci Group Watches produces in Switzerland and distributes globally Gucci, Yves Saint Laurent, Bédat & Co. and Boucheron brand watches. Gucci Group Watches operates distribution affiliates in major markets and sells to a select number of national distributors and high-end watch and department stores around the world.

  •
  Yves Saint Laurent products include principally women's and men's ready-to-wear, leather goods and shoes sold under the Rive Gauche label. Yves Saint Laurent distributes through directly operated and franchised stores throughout the world and through points of sale in select department and specialty stores. Yves Saint Laurent licenses the rights to manufacture and distribute certain products, including men's apparel, accessories and eyewear.

  •
  YSL Beauté manufactures and distributes Yves Saint Laurent brand perfumes and cosmetics, Roger & Gallet brand toiletries, Boucheron, Alexander McQueen and Stella McCartney brand fragrances as well as perfumes under license for Oscar de la Renta, Van Cleef & Arpels, Fendi and Ermenegildo Zegna. YSL Beauté is fully integrated, with manufacturing facilities in France and 18 distribution affiliates. YSL Beauté sells to select department and specialty stores and duty free retailers and uses distributors to reach the smaller markets not covered by its affiliates.

  •
  Other Operations include individually less material businesses. The segment is comprised of Sergio Rossi, Boucheron, Bottega Veneta the Emerging Brands and Industrial Operations.

  •
  Sergio Rossi is a leading Italian designer, producer and distributor of luxury women's footwear. In addition to women's shoes, Sergio Rossi produces and distributes handbags and men's footwear. Sergio Rossi sells through directly operated stores, franchisees, and points of sale in select department and specialty stores.

  •
  Boucheron products include fine jewelry (haute joaillerie; joaillerie; bijoux), prestige watches and perfumes. Boucheron sells jewelry exclusively through directly operated stores, including its flagship store on Place Vendôme in Paris, and timepieces through both its directly operated stores and select department and specialty stores.

  •
  Bottega Veneta is a leading Italian designer, producer and distributor of luxury leather goods, shoes and ready-to-wear. Bottega Veneta's principal product lines include women's handbags and sacks, of which the woven intrecciato is the most well-known.

  •
  The Group's Emerging Brands include Stella McCartney, Alexander McQueen and Balenciaga. Smaller than the Group's other brands, these businesses sell primarily women's ready-to-wear and accessories through select department and specialty stores and a limited number of directly operated stores.

  •
  Industrial Operations include principally four Italian shoe producers, two leather tanneries and a jewelry manufacturing facility. These businesses supply products and raw materials to the Group and third parties and provide expertise in strategically important product areas.

A.    Selected Financial Data

        Certain selected financial data is set forth below. The revenue and earnings data for 2003, 2002 and 2001 and the balance sheet data at January 31, 2004 and January 31, 2003 are derived from the audited Consolidated Financial Statements contained in Item 18 (pages 106-156). The revenue, earnings and balance sheet data related to prior years are derived from audited Consolidated Financial Statements in previously published annual reports. As of February 1, 2002 the Company adopted the Euro as its reporting currency, and the financial statements for the fiscal year ended January 31, 2004 and January 31, 2003 were prepared using the Euro. Previous years financial statements were prepared using the US Dollar and simply translated from that currency to the Euro applying historical exchange rates (average period exchange rates for the consolidated statements of income; end period exchange rates for the consolidated balance sheets).

IAS—Selected Financial Data 2003-1999(1) (Euro(2) million, except per share and share amounts)

	2003		2002	2001	2000	1999
Revenues	2,587.4		2,544.3	2,565.1	2,461.3	1,173.8
Gross Profit	1,735.4		1,742.2	1,791.7	1,709.5	789.1
Goodwill & Trademark Amortization	125.6		126.4	130.2	90.7	9.0
Operating Profit	119.8		179.4	268.4	354.4	250.4
Net Income	174.2		226.8	312.5	366.9	313.7
Net Income per share	1.73		2.21	3.08	3.61	3.31
Dividend per share	n/m	(5)	0.50	US$0.50	US$0.50	US$0.45
Number of shares(3) (mn)	100.697		102.423	101.524	101.591	94.869

	Jan 31, 2004	Jan 31, 2003	Jan 31, 2002	Jan 31, 2001	Jan 31, 2000
Current Assets	2,846.3	4,023.2	4,028.2	4,198.8	3,682.0
Current Liabilities	1,082.8	1,372.1	1,540.0	874.6	1,061.5
Long-term Debt	1,318.3	1,202.4	824.4	981.3	146.2
Net Assets(4)	3,355.6	4,736.0	4,624.3	4,449.6	3,948.2
Shareholders' Equity	3,313,9	4,671.4	4,558.4	4,425.9	3,943.8
Total Assets	6,176.2	7,780.6	7,453.0	6,778.3	5,668.5

U.S. GAAP—Selected Financial Data 2003-1999(1) (Euro(2) million, except per share and share amounts)

	2003		2002	2001	2000	1999
Revenues	2,430.0		2,551.8	2,556.7	2,441.4	1,195.7
Gross Profit	1,578.0		1,749.8	1,783.4	1,709.6	806.2
Goodwill & Trademark Amortization	37.8		21.5	87.6	57.1	9.0
Operating Profit (Loss)	(54.6)		244.0	172.7	365.7	257.0
Net Income	141.1		379.5	199.3	441.8	302.9
Net Income per share	1.40		3.70	1.96	4.35	3.19
Dividend per share	n/m	(5)	0.50	US$0.50	US$0.50	US$0.45
Number of shares(3) (mn)	100.697		102.423	101.524	101.591	94.869

	Jan 31, 2004	Jan 31, 2003	Jan 31, 2002	Jan 31, 2001	Jan 31, 2000
Current Assets	2,846.3	4,023.2	4,028.2	4,207.1	3,671.2
Current Liabilities	1,082.8	1,372.1	1,540.0	908.3	1,060.6
Long-term Debt	1,318.3	1,202.4	824.4	981.3	146.2
Net Assets(4)	3,596.9	4,916.2	4,723.6	4,531.4	3,921.3
Shareholders' Equity	3,550.0	4,849.9	4,657.7	4,507.7	3,915.7
Total Assets	6,508.3	8,041.1	7,615.3	6,903.3	5,640.8

(1)
Fiscal years 2003, 2002, 2001, 2000 and 1999 ended on January 31, 2004, 2003, 2002, 2001 and 2000, respectively.

(2)
The Company changed its reporting currency to the Euro from the US Dollar on February 1, 2002. In order to facilitate comparisons between the Group's financial statements before and after January 31, 2002, the Group translated previous years' US Dollar balances to the Euro.

(3)
Fully diluted weighted average number of common shares.

(4)
Total assets net of total liabilities.

(5)
As of the filing date for this Form 20-F, the Supervisory Board had not proposed a dividend.

        The selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes (prepared on the basis described in Note 3 to the Consolidated

Financial Statements) appearing on pages 106-156 in Item 18 and in conjunction with the Operating and Financial Review and Prospects appearing on pages 37-68 in Item 5.

        The Company's Consolidated Financial Statements have been prepared in accordance with International Accounting Standards ("IAS"), which in certain respects differ from United States Generally Accepted Accounting Principles ("U.S. GAAP"). The principal differences between IAS and U.S. GAAP in relation to the Gucci Group as well as the reconciliation of the Company's net income and shareholders' equity to U.S. GAAP from IAS are presented in Note 23 to the Consolidated Financial Statements appearing on pages 143-150 in Item 18.

Exchange Rate Information

        The Company changed its reporting currency to the Euro from the US Dollar on February 1, 2002. The selected financial data contained in this Form 20-F is denominated in Euro.

        The noon buying rate certified by the Federal Reserve Bank of New York for customs purposes in New York City for cable transfers (the "Noon Buying Rate") payable in Euro on April 16, 2004 was US$ 1.2025 to € 1.000. The following table shows the high and low Noon Buying Rate for the periods and dates indicated, expressed in US Dollars per one Euro:

US Dollars per one Euro

Month (2004)	High	Low
April 2004(1)	1.2358	1.1914
March 2004	1.2431	1.2088
February 2004	1.2848	1.2441
January 2004	1.2853	1.2389
December 2003	1.2597	1.1956
November 2003	1.1995	1.1417
October 2003	1.1833	1.1609

(1)
Through April 16, 2004.

        The following table shows the year-end and average exchange rates for the calendar year 1999 through 2003, expressed in US Dollars per one Euro:

US Dollars per one Euro

Year	Calendar Year End	Calendar Year Average
2003	1.2597	1.1315
2002	1.0487	0.9495
2001	0.8813	0.8909
2000	0.9305	0.9207
1999	1.0046	1.0588

        The Gucci Group has provided these rates solely for informational purposes. The rates should not be construed as a representation that Euro amounts actually represent US Dollar amounts indicated or that Euro amounts could have been, or could be, converted into US Dollars at the rate indicated or at any other rate. The Gucci Group did not necessarily use these rates to prepare its 2003 Euro-denominated consolidated financial statements.

B.    Capitalization and Indebtedness

        Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not Applicable.

D.    Risk Factors

        Shareholders should consider carefully the following risk factors relating to the business of the Company, together with the information and financial data set forth elsewhere in this Form 20-F.

The Company relies upon certain key personnel and upon its ability to find skilled personnel.

        The Company's success depends to a significant degree upon the efforts and abilities of certain members of senior management. The current President and CEO, Domenico De Sole, and the current Creative Director, Tom Ford, will terminate their employment on May 1, 2004. In addition, certain other senior executives, including Brian Blake (Executive Vice President and President and CEO of Boucheron), Robert Singer (Executive Vice President and CFO of Gucci Group), Renato Ricci (Worldwide Director of Human Resources of Gucci Group), Allan Tuttle (General Counsel of Gucci Group), Toshiaki Tashiro (President of Gucci Group Japan) Lisa Schiek (Worldwide Director of Communications of Gucci Group) and Isabella Kron (Vice President of Accessory Design of Gucci Division) have indicated they will leave the Group on or about May 1, 2004. Mr. Tuttle has agreed to be a consultant to the Company for a limited period upon his departure in order assist the Gucci Group during the transition period to new management.

        The loss of these members of the Company's senior management and design team, and any negative market or industry perception arising from such loss, could have a material adverse effect on the Company's business, financial condition and results of operations.

        In March 2004, the Company announced the appointment of Alessandra Facchinetti, John Ray and Frida Giannini as, respectively, Creative Director for Gucci women's wear, Creative Director for Gucci men's wear and Creative Director for Gucci accessories (which includes leather goods, shoes, jewelry, gifts, timepieces and eyewear) and the appointment of Stefano Pilati as Creative Director of Yves Saint Laurent Rive Gauche. No assurance can be given that the commercial success of Gucci and the development of Yves Saint Laurent or the strategies of these brands will be equal to that implemented under current management.

        The Company announced in March 2004 the appointment of Alexis Babeau as Group Chief Financial Officer and in April 2004 the appointment of Robert Polet as Group President, Chief Executive Officer and Chairman of the Management Board.

        In addition, the Company relies on its ability to hire, train and retain skilled personnel to participate in the design, marketing, merchandising and sales of its products. No assurance can be given that the Company will be able to continue to retain or attract a sufficient number of such skilled personnel, particularly in the context of the announced departure of the aforementioned executives. Any inability to hire, train and retain such personnel could adversely affect the Company's growth.

Brand recognition and image are crucial to the Company's success.

        The Company's financial performance in the luxury goods market is influenced by the success of its brands, which, in turn, depends on factors such as product design, the distinct character of the products, the materials used to make the products, the image of the Company's stores, communication activities, including advertising, public relations and marketing and general corporate profile.

The Company is dependent on its trademarks, and its products are the subject of counterfeit reproduction.

        The Company's business is highly dependent on its ability to protect and promote its trademarks and other proprietary rights. Accordingly, the Company devotes substantial resources to the establishment and protection of its trademarks on a worldwide basis. The Company believes that its trademarks are adequately supported by applications for registrations, existing registrations and other legal protections in its principal markets. However, the Company cannot exclude the possibility that its intellectual property rights may be substantially challenged by others or that the Company may be unable to register its trademarks or otherwise adequately protect them in some jurisdictions.

        Furthermore, the luxury goods market is subject to numerous instances of product counterfeiting and other trademark infringements. A significant presence of counterfeit products on the market can negatively impact both the sales and the brand image of a luxury goods manufacturer. If any of the Company's products are the subject of widespread counterfeit production or other similar trademark infringements, the Company's business, financial condition and results of operations could be adversely affected.

The Company's success is dependent on its ability to lease quality store locations at competitive prices.

        Approximately half of the Company's revenues, and the predominant portion of the Gucci Division's revenues are made through a distribution network consisting of directly operated stores. The Company leases the vast majority of such stores. Accordingly, the success of the Company's operations in part is dependent on the Company's ability to secure affordable, long-term leases and to secure renewals of such leases. Furthermore, the Company's stores are located in areas typically associated with the sale of luxury goods. Such properties are generally highly sought after, and the Company faces intense competition from other companies for these locations. Although the Company believes that its current leases can be renewed on acceptable terms, no assurance can be given that the Company will be able to successfully negotiate lease renewals on existing stores or to obtain similar terms for new stores, and the failure to do so could have an adverse effect on the Company's business, financial condition and results of operations.

The Company is subject to potential financial risk associated with the cost to prematurely terminate leases.

        Adverse trading conditions or failure of a brand to grow revenues as expected may oblige management to close a store (or stores) and thereby terminate a lease agreement prior to its expiration. Premature termination of a lease agreement may cause the Company to incur asset write-downs for store lease acquisition costs, leasehold improvements, fixtures and fittings or inventory or incur a portion of the future lease costs after termination. In addition, it is possible that the Company may have to incur rental and other charges after closing such stores for undetermined periods up to the lease expiry date.

The luxury goods market is affected by adverse economic conditions and declines in international travel.

        Downturns in general economic conditions or uncertainties regarding future economic prospects historically have affected adversely sales by luxury good companies, including Gucci Group sales. Accordingly, such downturns or uncertainties in the future could have a material adverse effect on the Company's business, financial condition or results of operations. Levels of consumer confidence are largely dependent on changes in disposable income and perceptions of and reactions to economic events, such as currency devaluation that make luxury goods more expensive, changes in levels of unemployment and taxation and the risks of inflation or deflation. Since the Company distributes its products internationally, a significant decline in the general economy or in consumers' attitudes in a region—Europe, particularly Italy, France and the United Kingdom; the United States; Japan; and certain Asian markets, particularly Hong Kong, Taiwan and South Korea—also could have a material adverse impact on the Company. A substantial amount of the Company's sales are generated by customers travelling abroad, particularly from Japan, other Asian countries, Europe and the United States. Consequently, adverse economic conditions, global political developments (such as the war in Iraq in the Spring of 2003) or other events (such as the travel advisories issued by the World Health Organization in connection with Severe Acute Respiratory Syndrome ("SARS")) that result in a shift in travel patterns or a decline in travel volumes also could adversely affect the Company's financial results.

The Company must anticipate trends and respond to changing consumer preferences.

        The Company's success also depends in part upon its ability to originate and define product and fashion trends as well as anticipate and respond to changing consumer preferences and fashion trends in a timely manner. Although the Company attempts to stay abreast of emerging lifestyle and consumer preferences affecting its products, any sustained failure by the Company to identify and respond to such trends could result in significant excess inventories for some products and missed opportunities with others. Consequently, the Company is dependent in part upon the continuing favorable market response to the creative efforts of the design teams of Gucci and Yves Saint Laurent, headed by Tom Ford, the Creative Director of the Company, as well as the creative and product development teams of the other divisions. No assurance can be given that collections created by the new designers at Gucci and Yves Saint Laurent will generate the level of market response as those created by Tom Ford and the current design and management teams.

The Company relies on third party manufacturers.

        Although the Company is intensively involved in all aspects of the design and manufacture of most of its merchandise, it does not own most of its manufacturing facilities. (Significant owned production facilities include two cosmetics and fragrance production plants in France, several smaller facilities in Italy for leather goods, shoes and ready-to-wear and a watch assembly factory in Switzerland) Therefore, the Company is dependent upon independent third parties for the production of components and the assembly of certain products, including leather goods, shoes, ready-to-wear, watches and jewelry. See Item 4.B.5: "Business Overview—Production". The Company's products not produced at owned manufacturing facilities are manufactured to its specifications primarily by Italian and Swiss manufacturers, and Gucci's quality inspectors regularly visit suppliers' production facilities to ensure quality. Nevertheless, the inability of a manufacturer to ship orders of the Company's products in a timely manner or to meet the Company's quality standards could cause the Company to miss the delivery date requirements of its customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in sales, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's future performance depends on the financial performance of the acquired brands.

        The Company's financial success depends to a significant degree upon management's ability to generate growth and profitability from each Group brand and to develop the acquired companies such that these businesses achieve satisfactory levels of revenues, earnings and cash flows. No assurance can be given that the new management will maintain the same strategy or continue to develop the acquired companies in the same manner or with the success that current management has.

The Company is sensitive to interest rate fluctuations.

        While the Company has a net financial indebtedness near zero (€ 73.7 million as of January 31, 2004), it has significant levels of cash and cash equivalents, short-term and long-term financial receivables and financial debt (respectively, € 1,668.3 million and € 1,742.0 million as of January 31, 2004). Changes in interest rates—particularly European, US, Swiss and Japanese rates—could affect materially the Company's interest income and expense. In particular, increases in global interest rates—particularly European and US rates—could affect adversely the Company's net interest income through higher interest expense.

The Company is subject to currency rate fluctuations.

        The Company operates in many parts of the world and, as a result, its business can be affected by fluctuations in exchange rates. While the Company engages in foreign exchange hedging activities, it does not hedge long-term foreign exchange risks for cash flows, nor is it permitted by IAS and U.S. GAAP to hedge its cost of sales. The Company's business and financial results therefore could be adversely affected by fluctuations in exchange rates particularly if any such exchange rate movements persist. The Company changed its reporting currency to the Euro from the US Dollar on February 1, 2002. Consequently, as from this date the most significant exchange rate risk to which the Company is exposed is potential weakness of currencies in which a significant portion of its revenues are denominated—such as the US Dollar, the Japanese Yen, the English Pound, the Swiss Franc and the Korean Won—compared to the Euro.

The Company is subject to various legal regimes.

        As a Company that distributes its products in many countries, the Company's business is subject to various risks beyond its control, such as changes in laws and policies affecting trade and investment (including trademark protection) and the instability of foreign economies and governments. The Company has taken applicable laws and regulations into account in seeking to structure its business on a global basis, including to achieve tax and operational efficiencies. Changes in such laws or regulations, including with respect to taxation, could adversely affect the Company's operations and financial results.

The Company faces intense competition.

        The Company faces substantial competition in all product lines and markets in which it competes. The Company competes with well-known, high quality international luxury goods brands such as Armani, Bulgari, Cartier, Chanel, Christian Dior, Ferragamo, Hermès, Louis Vuitton, Prada, international prestige perfume, cosmetic and skincare groups such as Esteé Lauder, l'Oréal and Shiseido as well as a large number of other international and regional purveyors of some or all of the types of products distributed by the Company.

The Company's shareholders may have difficulties in enforcing their rights abroad.

        The Company's corporate affairs are governed by its Articles of Association and Dutch law. Under the Company's Articles of Association, adoption of the Company's annual accounts and the discharge of the members of the Management Board and the Supervisory Board from liability in respect of the exercise of their duties during the fiscal year concerned are annual items on the general meeting of shareholders. Under Dutch law, this discharge does not extend to matters not disclosed to shareholders.

        The executive offices and a substantial portion of the assets of the Company are located outside the United States. In addition, certain of the members of management, the Management Board and the Supervisory Board of the Company are residents of jurisdictions outside the United States. As a result, it may be difficult for the Company's shareholders to effect service of process within the United States upon the Company, members of management, the Management Board or the Supervisory Board of the Company, or to enforce outside the United States judgments obtained against such persons in U.S. courts, or to enforce in U.S. court judgments obtained against such persons in courts in jurisdictions outside the United States, in each case, in any action, including actions predicated upon the civil liability provisions of the U.S. securities laws. In addition, it may be difficult for the Company's shareholders to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws.

The Company is subject to potential tax audits.

        The Company operates through numerous subsidiaries in many countries and is therefore subject to the risk of tax audits and assessments in each of these countries. The Company seeks to manage its tax affairs in compliance with all applicable laws. However, it is possible that authorities may disagree with positions taken by the Company, and consequently the Company may be exposed to tax assessments in excess of amounts provided in the financial statements for tax liabilities.

The Company is currently subject to PPR's offer to purchase any and all of its outstanding common shares.

        In accordance with the Restated Strategic Investment Agreement, signed September 9, 2001, PPR currently is offering to purchase for cash any and all outstanding common shares of Gucci Group N.V. PPR's offer, which commenced April 1, 2004, will end on April 29, 2004 and, subject to certain conditions, may be extended or renewed for at least ten additional business days. No assurance can be given that a sufficient number of shareholders will tender such that Gucci Group will de-list promptly as a result of the offer. Should Gucci maintain its stock exchange listings and continue as a quoted company, no assurance can be given that new management will achieve a level of financial success for the Group as current management has.

Cautionary Statement Regarding Forward Looking Statements.

        Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements of projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.

        Statements that are not historical facts, including statements about the Company's and management's beliefs and expectations, are forward-looking statements. Words and phrases such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "are comfortable with", and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore investors should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

        Forward-looking statements involve inherent risks and uncertainties. The Company cautions investors that a number of important factors could cause actual results to differ materially from those anticipated in any forward-looking statement. For a detailed description of these factors, see Item 3.D: "Risk Factors" above.

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

1.    Corporate Information

Legal and Commercial Name	Gucci Group N.V.
Registered Address	Rembrandt Tower Amstelplein 1 HA 1096 Amsterdam The Netherlands
Country of Incorporation	The Netherlands
Date of Incorporation	March 6, 1978
Legal Form	Naamloze Vennootschap (N.V.)
Governing Law	Dutch
Contact Numbers	+31.20.462.1700 telephone +31.20.465.3569 facsimile
Agent in the U.S.A.	Gucci America, Inc. 685 Fifth Avenue 10022 New York, NY

2.    Significant Historical Events

        Gucci Group traces its origins to Guccio Gucci who, in 1923, established a shop in Florence, Italy, to sell exclusive Gucci brand leather goods designed and produced by skilled local artisans. In the period preceding the Second World War, the business expanded, and the Company opened stores in Rome and Milan. In the post war period, under the guidance of Guccio Gucci's sons, the Company entered important new markets—the United States; Europe; Asia—while becoming further reputed as a luxury leather goods house. The following is a brief summary of significant historical events:

1923	Guccio Gucci founds Gucci in Florence, Italy.
1951	Opening of New York Store (first store outside Italy).
1967	Opening of London Store (first European store outside Italy).
1971	Opening of franchise stores in Japan.
1987–89	Investcorp acquires 50% of Gucci from members of the Gucci family.
1993	Investcorp acquires remaining 50% of Gucci from Maurizio Gucci.
1994	Beginning of Gucci's turnaround under Domenico De Sole (appointed Chief Executive Officer in July 1995) and Creative Director Tom Ford.
1995 October	Investcorp sells 48% of its stake in Gucci Group in an initial public offering at US$22/share; Company listed on the Amsterdam and New York Stock Exchanges.
1995	Gucci revenues in 1995 exceed US$500 million.
1996 March	Investcorp sells its remaining 52% in Gucci Group in a secondary offering at US$48/share.
1997 November	Gucci Group acquires its watch licensee Severin Montres, taking direct control of the timepiece business, renamed Luxury Timepieces International (part of Gucci Group Watches).
1998	Gucci revenues in 1998 exceed US$1 billion.
1999 January	LVMH acquires a 34% stake in Gucci Group.
1999 March	Gucci Group forms Strategic Alliance with PPR through the issue of 39 million new shares to PPR, raising US$2.9 billion in cash.
1999 November	Acquisition of 70% of Sergio Rossi.

1999 December	Acquisition of 100% of Yves Saint Laurent and YSL Beauté (ex Sanofi-Beauté).
2000 June	Acquisition of 100% of Boucheron.
2000 December	Announced Partnership with Alexander McQueen (51% interest in joint venture).
2000 December	Acquisition of 85% of Bédat & Co.
2000	Gucci revenues in 2000 approach US$1.5 billion; Group revenues in 2000 exceed US$2.2 billion.
2001 February	Acquisition of 66.7% of Bottega Veneta.
2001 April	Announced Partnership with Stella McCartney (50% interest in joint venture).
2001 July	Acquisition of 91% of Balenciaga.
2001 July	Acquisition of additional 11.8% of Bottega Veneta (interest subsequently increased to 78.5%).
2001 September	Settlement Agreement among Gucci Group, LVMH and PPR; PPR increases its interest in Gucci Group to approximately 53%.
2001 December	Payment of US$7.00 special cash dividend to all Shareholders except PPR, in the context of the Settlement Agreement.
2003 October	Payment of € 13.50 per share in the form of a return of capital to Shareholders.
2004 April	PPR offers to purchase the minority interests in Gucci Group for US$85.52 per share.

        In the February-April 2004 period, the Company did not make any material acquisition.

        In 2003, the Group made a number of immaterial acquisitions, including the minority interests in Gucci Singapore and Malaysia, John Field Ltd (a services company that works exclusively for Gucci Group) as well as an Italian shoe production facility, for a total consideration of € 14.3 million.

        In 2002, the Group made a number of immaterial acquisitions, including certain Italian shoe and jewelry production facilities as well as the minority interest in Gucci Taiwan, for a total consideration of € 29.5 million.

3.    Capital Expenditures and Divestitures

        Capital expenditures in the February-April 2004 period were in line with the budget of approximately € 115.0 million for full year 2004, and were primarily in Europe, United States, Japan, Hong Kong, Taiwan, South Korea and China. Current and forecast capital expenditures for 2004 are financed through cash flow, cash on hand and borrowing facilities.

        The Group's investments in tangible and intangible fixed assets totaled € 216.0 million in 2003, including € 64.7 million investment to purchase land as the site for the Group's future Japanese headquarters in Tokyo Ginza, which when completed will house a 10,000 square foot Gucci flagship. Investments in tangible and intangible fixed assets totaled € 340.6 million in 2002 (excluding € 17.3 million for property, operated under lease arrangements in 2002, on which the Group has the option to purchase) and € 341.9 million in 2001.

        The budgeted investment in tangible and intangible assets in 2004 is approximately € 115 million, of which approximately € 56.3 million is for store openings, refurbishment and expansions. Management notes that the opportunity to buy or lease strategically important real estate for stores or other activities may cause actual capital expenditures for 2004 or future years to exceed the budgeted level. (See "Liquidity and Capital Resources" on Item 5.B, pages 65-68).

Capital Expenditures by Segment 2003-2001 (Euro million)

	2003	2002	2001
Gucci Fashion and Accessories	105.3	94.2	201.8
Gucci Group Watches	4.9	23.6	8.5
Yves Saint Laurent	36.8	59.2	45.2
YSL Beauté	25.4	24.9	20.6
Other Operations	41.6	122.7	48.8
Corporate	2.0	33.3	17.0

Total	216.0	357.9	341.9

        Gucci Fashion and Accessories' capital expenditures totaled € 105.3 million in 2003 (including € 64.7 million for the aforementioned investment in Tokyo Ginza), € 94.2 million in 2002 and € 201.8 million in 2001, of which investments in store openings, expansions and refurbishment were € 96.6 million in 2003, € 70.2 million in 2002 and € 108.7 million in 2001.

        Gucci Group Watches capital expenditures totaled € 4.9 million in 2003, € 23.6 million in 2002 and € 8.5 million in 2001.

        Yves Saint Laurent capital expenditures totaled € 36.8 million in 2003, € 59.2 million in 2002 and € 45.2 million in 2001, the major part of which was for store openings, expansions and refurbishment.

        YSL Beauté's capital expenditures totaled € 25.4 million in 2003, € 24.9 million in 2002 and € 20.6 million in 2001 and were principally for production and distribution (including point of sale displays for cosmetics).

        The capital expenditures for the Group's Other Operations totaled € 41.6 million in 2003, € 122.7 million in 2002 and € 48.8 million in 2001, of which investments in store openings, expansions and refurbishment were € 20.6 million in 2003, € 88.4 million in 2002 and € 35.6 million in 2001.

        Corporate capital expenditures totaled € 2.0 million in 2003, € 33.3 million in 2002, of which € 22.6 million for development of logistic infrastructure in Bioggio (Switzerland), and € 17.0 million in 2001. Corporate capital investments include the purchase of property in strategically important locations in which the Group will open stores for one or more of its brands.

Divestitures and Public Takeovers

        The Company made no material divestitures in 2003, 2002 and 2001.

        With the exception of the public offer by PPR to occur in April 2004, the Company is not aware of any public takeover offers by third parties in respect of the Company's shares. (See Item 4.B.13 "Business Overview—Amended and Restated Strategic Investment Agreement").

B.    Business Overview

1.    Objectives and Strategy

•
Group

        Management's primary objective is to create value for the Company's shareholders. Management believes that stock price performance is a critical measure of shareholder value creation and that systematic increases in the Group's revenues, earnings, cash flow and return on investment are catalysts for stock price appreciation. Management believes that it can achieve growth in the Group's revenue, earnings, cash flow and return on investment by properly managing the Company's current businesses.

The Company believes that proper management of a luxury goods brand entails distinct high quality merchandise, controlled distribution—often through directly operated stores—systematic communication and solid execution.

        New management may choose to adopt objectives and strategies for the Group as well as for individual brands that differ from those of current management.

•
Gucci Fashion and Accessories

        Management's objective is to reinforce Gucci's position as a leading fashion, leather goods and accessories house, build market share in the luxury industry and maintain a exceptional level of profitability. To achieve this, Gucci has chosen to offer only exclusive, high quality products, limit sales to its own directly operated stores, franchisees and select department and specialty stores and invest systematically in communication.

•
Gucci Group Watches

        Management's objective is that each brand achieves a leading position in its niche of the luxury watch market.

        Gucci: Management's objective is to strengthen the Gucci brand's position in the higher segment in the watch and jewelry market by limiting points of sale to select wholesale doors and moving progressively the product mix up market. The average retail sales price of a Gucci-brand watch was approximately US$ 350 in 1998 and US$ 750 in 2003. Management aims to further elevate slowly the average retail sales price going forward, while introducing models that reflect the image of the Gucci brand.

        Yves Saint Laurent: Management's objective is to develop and launch a range of watches in the coming years that reflect the revitalized image of the Yves Saint Laurent name. The Group introduced its first Yves Saint Laurent watch line in late 2002, retailing at an entry price point of approximately US$ 1,400 and limited to the most select wholesale doors.

        Boucheron: Management's objective is to augment the watch wholesale business with the overall re-launch of the Boucheron brand. In 2001, the product offering consisted of three core lines, the rectangular Reflet, the circle Solis and the square Diamond. The product offering was enlarged in Spring 2003 with the extension of the Reflet line and the presentation of two new watches at the Basel Watch Fair: the MEC, a classic men's watch, and the Reflet Grosgrain, a new version of the Reflet.

        Bédat & Co.: Management's objective is to substantially increase the size of the Bédat & Co. business in the premium segment of the luxury watch market. Until 2001, distribution of Bédat & Co. was primarily in the United States. In 2002 and 2003 Gucci Group Watches extended Bédat & Co. distribution to several markets in Europe and Asia.

•
Yves Saint Laurent

        Management's objective is to build Yves Saint Laurent into a leading luxury fashion and accessories brand through distinct and outstanding merchandise, controlled distribution and a clearly defined image.

        Management believes that in the past excessive licensing, product proliferation, irregular product quality and excessive distribution damaged the Yves Saint Laurent brand. Management therefore is rehabilitating Yves Saint Laurent through close control over brand image, high product quality and consistency and reinforced retail and wholesale distribution. Since becoming part of the Gucci Group, Yves Saint Laurent has re-acquired control of strategic product categories (women's ready-to-wear; watches and jewelry; women's shoes), presented critically acclaimed ready-to-wear and accessory collections, increased the number of directly operated stores from 15 (January 31, 2000) to 58

(January 31, 2004), established strong relationships with leading department and specialty stores and significantly increased communication.

        The significant investment needed to build Yves Saint Laurent has caused the brand to incur large losses in recent years, including in fiscal 2003. Accordingly, a critical objective in the short to medium term is to reduce and eliminate these losses and have Yves Saint Laurent generate positive earnings and cash flow.

•
YSL Beauté

        Management's objective is to reinforce YSL Beauté's position as a leading prestige perfume and cosmetics company. YSL Beauté aims to reinforce Yves Saint Laurent's market share and image in the prestige perfume and cosmetics industry and believes it can accomplish this through rigorous control of distribution, enhanced product packaging and promotion (especially core lines, such as Opium, Paris and Kouros) and the launch of new products (such as the new men's fragrances M7 and Rive Gauche Men, introduced in 2002 and 2003, respectively). YSL Beauté plans to develop Roger & Gallet through the introduction of new products. YSL Beauté also will build its licensed brands business, in large part through license contracts signed with Stella McCartney, Alexander McQueen and Zegna in 2001. YSL Beauté launched in Spring 2003 the first fragrances for Alexander McQueen, Kingdom, and Ermenegildo Zegna, Essenza di Zegna, and in September 2003 the first fragrance of Stella McCartney, Stella. As of February 1, 2003, YSL Beauté integrated Boucheron worldwide fragrance activities, including marketing, distribution and coordination of international subsidiaries and distributors. YSL Beauté plans to launch new Yves Saint Laurent and Boucheron women's fragrances in 2004.

•
Other Operations

        Sergio Rossi: Management's objective is to develop Sergio Rossi's business through the newly opened directly operated stores in Europe, the United States and Japan, extension of its wholesale network as well as through greater presence in handbags and men's shoes.

        Boucheron: Management's objective is to increase substantially Boucheron's business through a greater breadth in product (jewelry, watches and fragrances), more accessibly priced jewelry, increased communication and a roll-out of directly operated and franchised stores. Management also aims to increase and improve the Boucheron perfume and cosmetics business through the aforementioned integration with YSL Beauté.

        Bottega Veneta: Management's objective is to reinforce Bottega Veneta's position in the premium leather goods market through an enlarged product offering (which draws on the brand's tradition of high quality elegance and prestige), the introduction of certain men's and women's leather and knitwear ready-to-wear items, select enlargement of the retail and wholesale distribution network and increased communication.

        Emerging Brands: Management's objective is to develop each of the emerging brands—Stella McCartney; Alexander McQueen; Balenciaga—in the fashion and luxury goods market through enlarged ready-to-wear and accessory collections, increased communication, the opening of a limited number of directly operated stores in key cities such as New York, London, Paris and Milan and the roll-out of points of sale in leading department and specialty stores.

2.    Products

•
Gucci Division

Revenues 2003-2001 (Euro million)	2003	2002	2001
Leather Goods	745.4	741.5	833.5
Shoes	183.6	180.5	188.2
Ready-to-wear	214.6	216.9	249.9
Watches	170.1	186.2	223.6
Jewelry	104.5	97.0	83.4
Other(1)	60.7	66.8	68.8
Royalties	41.7	47.6	51.4
Interdivisional	1.8	0.3	1.3

Total	1,522.4	1,536.8	1,700.1

(1)
Includes silks as well as eyewear and perfumes sold through directly operated stores.

•
Gucci Fashion and Accessories

        Fashion and accessory products include leather goods, women's and men's ready-to-wear, shoes, jewelry and ties and scarves as well as eyewear and (until November 30, 2003—see Item 4.B.8 "Licensing Agreements") fragrances, which have been produced and distributed under license. Gucci presents new collections for each of its product categories on a seasonal basis and in line with the fashion industry collection calendars. The collections encompass a broad range of new designs, Gucci classics and updated best sellers. Gucci balances its product mix between core categories, between men and women's merchandise and between iconic design elements (e.g. logo; horsebit; bamboo) and fashion-oriented merchandise. The Company may discontinue or re-interpret designs that have reached lifecycle maturity or become inconsistent with the brand image. The Company also uses innovative designs and materials to offer distinct merchandise, and it maintains stringent quality standards by closely monitoring design, product development, manufacturing and distribution.

        Leather Goods (handbags; small leather goods; luggage): The Company's original business, leather goods remain the largest and most important Gucci product. Leather goods incorporate a variety of hides—cow hide, pigskin, precious leathers as well as canvas and man-made material are offered in different colors and constructions. Gucci offers one of the largest assortments of prestige handbags in the market, and the best selling designs often are carried over from one season to the next. Small leather goods consist of women's and men's wallets, card cases, belts and cosmetic cases and incorporate many of the same materials, colors and constructions used in handbags. Luggage comprises suitcases, garment bags, duffel bags, briefcases, travel-bags and a large assortment of modern lifestyle products such as messenger bags.

        Shoes: Shoe collections include fashion-oriented as well as traditional styles and range from the classic moccasin to dress shoes, sneakers, boots and sandals. The horse-bit loafer, a Gucci classic, has been in the collection since its inception. New interpretations incorporating new materials, colors, shapes and constructions are introduced each year. These signature moccasins are some of the best selling styles in the collection and are symbolic of Gucci footwear.

        Ready-to-Wear: Gucci presents four women's and two men's ready-to-wear collections as well as a Cruise collection annually. Ready-to-wear serves to unify and promote the brand image and is the platform from which the accessory and footwear collections are designed. Women's clothing incorporates a full range of products including tailoring, dresses, sportswear, evening and lingerie. The men's collections encompass tailored clothing, furnishings, sportswear and underwear.

        Jewelry: Gucci offers contemporary design jewelry in a variety of materials, including gold and sterling silver. Pieces may include precious and semi-precious stones, and many are signature styles such as "Icon", the design family that includes a signature "GG" insignia ring. Gucci sells jewelry in its directly operated stores and to franchisees as well as to a select number of wholesale doors.

        Ties and Scarves: Gucci develops annually two collections, plus one Cruise collection, of printed and woven silk ties. These include fashion-oriented and classic styles designed in conjunction with the men's ready-to-wear collections. Gucci also annually offers four seasons of scarves and shawls (in silk, chiffon, wool, cashmere and velvet) designed in fashion-oriented and classic styles that complement the women's ready-to-wear and accessory collections.

        Eyewear: Gucci brand eyewear is produced and distributed under license by Safilo S.p.A. ("Safilo"). See Item 4.B.8: "Business Overview—Licensing Agreements". Gucci eyewear is distributed in all major markets, including Europe, the United States, Japan and the rest of Asia.

        Perfumes: The principal perfumes include Gucci, Envy, Envy for Men, Rush, Rush for Men and Rush 2. Gucci's licenses to Wella for fragrances expired on November 30, 2003. Wella has sued the Company claiming that the licenses subsist and, pending resolution of the legal proceedings, has continued to manufacture and distribute Gucci fragrances.

•
Gucci Group Watches

Revenues 2003-2001 (Euro million)

	2003	2002	2001
Gucci Group Watches(1)	180.7	208.2	236.3
Third party sales	163.9	183.4	216.3
—Gucci brand	142.1	153.9	186.1
—Other brands(2)	21.8	29.5	30.2

(1)
Includes interdivisional sales.

(2)
Other brands include Yves Saint Laurent, Boucheron and Bédat & Co. watch sales, also included in the discussion of Yves Saint Laurent and Other Operations sales by product.

        Gucci Group Watches includes Gucci, Yves Saint Laurent, Boucheron and Bédat & Co. brand watches. Each watch brand offers a selection of quartz and/or mechanical watches and clocks designed with a variety of materials, including gold, silver and stainless steel as well as precious and semi-precious stones.

        Gucci watches combine outstanding Swiss craftsmanship with the same modern design aesthetic found in the brand's products. To further enhance its positioning in the luxury segment, in 2003 Gucci launched a number of new models, including the Bamboo-bracelet watch. In 2003, Gucci Group Watches sold approximately 469,000 units of Gucci brand watches.

        Yves Saint Laurent launched its first watch line, Rive Gauche, in November 2002. Boucheron watches include the Reflet, Solis and Diamant lines as well as the MEC automatic watch launched at the Basle Watch Fair in April 2003. Bédat & Co., a distinct, contemporary and exclusive watch brand, offers a small number of models, with retail prices ranging from €1,300 up to €36,000 for the most exclusive models.

•
Yves Saint Laurent

Revenues 2003-2001 (Euro million)

	2003	2002	2001
Ready-to-wear	74.7	81.1	60.0
Leather goods	45.3	31.2	8.4
Shoes	20.0	15.8	9.0
Other Accessories	5.0	5.3	2.3
Royalties	9.2	12.9	21.4
Interdivisional	0.0	0.1	0.1

Total	154.2	146.4	101.2

        The Yves Saint Laurent product offering consists of women's and men's ready-to-wear and accessories. Women's ready-to-wear, sold exclusively under the Rive Gauche label, consists of two annual collections, Spring/Summer and Fall/Winter as well as a pre-Fall and Cruise collection. Yves Saint Laurent continued to expand its product offering to leather goods and shoes in 2003. Safilo has produced and distributed Yves Saint Laurent brand eyewear under license since the beginning of 2002.

•
YSL Beauté

Revenues 2003-2001 (Euro million)

	2003	2002(1)	2001(1)
Perfumes	239.3	236.1	223.3
Cosmetics & Skincare	166.7	161.3	146.5

Yves Saint Laurent Total	406.0	397.4	369.8
Roger & Gallet & Licensed Brands	208.5	201.4	199.6
Interdivisional	0.2	0.2	0.2

Total	614.7	599.0	569.6

(1)
As of February 1, 2003, Boucheron fragrance operations were integrated with YSL Beauté. Accordingly, Boucheron fragrance sales for the periods ended January 31, 2003 and 2002 were reclassified into YSL Beauté from "Other operations".

        Yves Saint Laurent Perfume and Cosmetics: The Yves Saint Laurent product offering includes women's fragrances, men's fragrances, make-up and skincare. The women's fragrance portfolio includes best sellers Opium and Paris as well as the recently rejuvenated Rive Gauche. The men's fragrance portfolio includes best sellers Kouros, M7, as well as Rive Gauche pour Homme. Make-up includes approximately 25 product lines from four categories: foundation; lip stick; eyeliner and mascara; and nail polish. The make-up collection includes the traditional Rouge Eclat line as well as the prestige Ligne Intense line and the recently launched Rouge Personnel line. The skincare range includes face hydrating nourishing and cleansing products and body hydrating and firming lines.

        Roger & Gallet: The Roger & Gallet product offering includes eau de cologne, eau de toilette, perfumed soaps and shower gels. Most sales are in France, though other European markets, such as Italy, Germany, Spain and the UK also account for a portion of turnover. In 2003, Roger & Gallet launched a new cologne, Ginger.

        Licensed Brands: YSL Beauté holds the license to manufacture and distribute perfumes and cosmetics for Oscar de la Renta, Van Cleef & Arpels, Fendi and Ermenegildo Zegna. The principal Oscar de la Renta lines are the fragrances Oscar and Intrusion. The main Van Cleef & Arpels lines are the perfumes First, Murmure and Tsar (for men). The main Fendi fragrances are Fendi Donna and Theorema Donna. In 2003, YSL Beauté launched Essenza di Zegna for Ermenegildo Zegna, Kingdom for Alexander McQueen and Stella for Stella McCartney. In 2003, YSL Beauté assumed full control of the production and distribution of Boucheron fragrances, which include Bague, Jaipur, Initial and Boucheron for Men.

•
Other Operations

Revenues 2003-2001 (Euro million)

	2003	2002(2)	2001(2)
Other Operations(1)	348.3	299.5	203.4

(1)
Sergio Rossi; Boucheron; Bottega Veneta; Stella McCartney; Alexander McQueen; Balenciaga; Bédat & Co.; Industrial Operations.

(2)
As of February 1, 2003, Boucheron fragrance operations were integrated with YSL Beauté. Accordingly, Boucheron fragrance sales for the periods ended January 31, 2003 and 2002 were reclassified into YSL Beauté from "Other operations".

        Sergio Rossi: Approximately 90% of Sergio Rossi's revenues are derived from women's shoes, which are positioned in the upper segment of the luxury shoe market. Sergio Rossi also sells exclusive handbags and men's shoes.

        Boucheron: Boucheron sells exclusive jewelry and timepieces as well as fragrances. Jewelry includes exclusive individual items of haute joiallerie (priced in excess of US$ 50,000), limited volume items of joiallerie (priced in the US$ 10,000 to US$ 50,000 range) and bijoux pieces (retailing for less than US$ 10,000). In 2002, Boucheron launched the first new jewelry collection created under new management, Beauté Dangereuse, while in 2003 it introduced Not Bourgeois and a collection of accessibly priced jewelry.

        Bottega Veneta: Bottega Veneta's product offering includes prestige leather goods, including handbags, small leather goods and luggage, as well as shoes, ready-to-wear and gift items.

        Emerging Brands: The product offering of Stella McCartney, Alexander McQueen and Balenciaga is principally women's ready-to-wear. These companies are working with other Gucci Group production facilities and licensees to enhance their ready-to-wear collections and to develop collections of leather goods, shoes, eyewear and fragrances.

3.    Seasonality

•
Gucci Fashion and Accessories

        Gucci Fashion and Accessories usually generates a somewhat higher proportion of annual retail sales in the period preceding Christmas, and as a result, its fourth quarter revenues and profitability are typically greater than that of other quarters.

•
Gucci Group Watches

        Gucci Group Watches, a wholesale business, usually ships new products in the months following the Basle Watch Fair that takes place in March/April. However, the business ships continuously over the course of the year and, as a result, is not highly seasonal, though sales in the months of September, October and early November tend to be higher because of the Christmas season.

•
Yves Saint Laurent

        Yves Saint Laurent's directly operated stores generate a somewhat higher proportion of annual sales in the period proceeding Christmas.

•
YSL Beauté

        YSL Beauté usually ships to retailers a high proportion of product in the months preceding Christmas (August through November, particularly for fragrances), and as a result, its third quarter sales and operating profits are typically much greater than those of other quarters.

•
Other Operations

        Sergio Rossi: Sergio Rossi's retail sales tend to be greater in the months when each store's product collections are introduced, mainly in February/March and September/October.

        Boucheron: Boucheron usually generates a high proportion of jewelry sales in the period before Christmas and the New Year. As a result the business' second half revenues and profitability are typically greater than those of the first half of the year.

        Bottega Veneta: Bottega Veneta usually generates a somewhat higher proportion of annual retail sales in the period preceding Christmas, and as a result, its second half revenues are typically greater than those of the first half.

        Emerging Brands: The Emerging Brands usually generate a somewhat higher proportion of annual retail sales in the period preceding Christmas, and as a result, its fourth quarter revenues and profitability are typically greater than that of other quarters.

4.    Design

        Management believes creative control is a critical ingredient for the success of a luxury brand, and as a result the Group maintains in-house the design responsibilities for all its brands.

        Tom Ford, the Group's Creative Director and Chief Designer of the Gucci and Yves Saint Laurent brands announced his intention not to extend his contract beyond the scheduled expiration date in 2004. Mr. Ford stated he will remain in his position until April 30, 2004.

•
Gucci Fashion and Accessories

        Tom Ford, Gucci's Creative Director, is responsible for the overall image of the Gucci brand. In addition to developing the product collections, Mr. Ford oversees communication campaigns and store designs, which are critical elements in the Gucci image. Mr. Ford and his design team work in close cooperation with the product category managers to develop well-defined collections that establish the feel, direction and image of the Gucci brand.

        In March 2004, the Company announced the appointment of Alessandra Facchinetti, John Ray and Frida Giannini as, respectively, Creative Director for Gucci women's wear, Creative Director for Gucci men's wear and Creative Director for Gucci accessories (which includes leather goods, shoes, jewelry, gifts, timepieces and eyewear). The design style and image of Gucci may change as a result of the appointment of these new creative directors.

•
Gucci Group Watches

        Tom Ford oversees the development of the Gucci and Yves Saint Laurent brand watch collections. Boucheron watches are designed in coordination with development of jewelry collections by the brand's creative team. Bédat & Co. executives, in particular Christian Bédat, are responsible for brand image and product design at Bédat & Co. Gucci Group Watches usually introduces new watch styles for each of its brands at the Basle (Switzerland) Watch Fair, which takes places in the Spring.

•
Yves Saint Laurent

        Tom Ford, Yves Saint Laurent's Creative Director, is responsible for the overall image of the Yves Saint Laurent brand. In addition to developing the product collections for Yves Saint Laurent, Mr. Ford oversees communication campaigns and store designs—responsibilities similar to those he holds at Gucci.

        In March 2004, the Company announced the appointment of Stefano Pilati as Creative Director of Yves Saint Laurent. The design style and image of Yves Saint Laurent may change as a result of the appointment of this new creative director.

•
YSL Beauté

        As Creative Director of Yves Saint Laurent, Tom Ford works closely with senior executives at YSL Beauté to define the Yves Saint Laurent image in perfume and cosmetics. Roger & Gallet executives are responsible for the brand image and product design at Roget & Gallet. YSL Beauté works in cooperation with Oscar de la Renta, Van Cleef & Arpels and Fendi in designing products for these licensed brands. YSL Beauté also works closely with the creative directors and executives from Stella McCartney, Alexander McQueen and Ermenegildo Zegna in the development of licensed products for their brands.

•
Other Operations

        Sergio Rossi: Sergio Rossi is the brand's Creative Director. Mr. Rossi and other senior executives at the company are responsible for brand image and product design.

        Boucheron: Solange Azagury-Partridge, Boucheron's Creative Director, is responsible for brand image and product design.

        Bottega Veneta: Tomas Maier, the Creative Director, is responsible for brand image and product design. He has significantly revamped the product offering introducing luxurious new leather goods and ready-to-wear based on the brand's strong aesthetic tradition, as well as supervised the development of a new store format.

        Emerging Brands: The Creative Directors—Stella McCartney, Alexander McQueen and Nicolas Ghesquière (for Balenciaga)—are responsible for product design and brand image for their respective brands.

5.    Production

•
Gucci Fashion and Accessories

        While Gucci retains responsibility for product design and prototype development, the Company employs third parties to manufacture most merchandise. Gucci subcontracts production in order to achieve manufacturing flexibility and a lean cost structure. Eyewear is produced under license. Perfume was also produced under license until November 30, 2003. See Item 4.B.8: "Business Overview—Licensing Agreements".

        Gucci obtains raw materials from a number of suppliers and believes that it has sufficient sources of such materials. Management believes that price fluctuations for certain commodities (i.e. leather) does not affect profits substantially given Gucci's high gross margin and normal ability to increase prices to offset rises in raw material costs. Gucci maintains warehouse facilities in Florence to stock primarily raw materials. Gucci Fashion and Accessories maintains additional warehouse facilities in Switzerland, the United States, Japan, Hong Kong, France, the United Kingdom and Italy.

        Gucci closely supervises and monitors each of its sub-contractors in order to maintain high product quality standards. All of the suppliers of leather goods, ready-to-wear, shoes and silks are located in Italy (certain men's suits are manufactured in Swiss facilities owned and operated by the Company's exclusive men's ready-to-wear supplier, Ermenegildo Zegna S.p.A.). Gucci has not experienced any significant difficulty in receiving an adequate supply of these products.

        Leather Goods: Third party suppliers, most of which are located near Florence, produce the majority of handbags, luggage and small leather goods, with the Company producing in-house only certain precious skin (ostrich or alligator) items. Gucci maintains a close and symbiotic relationship with its leather goods suppliers, the most significant of which are included in the company's "Partners Project" and work exclusively for the Group. In addition the Company operates two tanneries specializing in precious skins and intermediate stage leather.

        Shoes: Third party suppliers, most of which are located near Florence, produce most of Gucci's footwear. Since early 2002 the Company acquired control of several shoe production companies, with the aim to increase Gucci's know-how and production expertise in footwear and provide the Company the means to extend the product range and increase the consistency of fit and comfort as well as the quality of Gucci shoes. Gucci will continue to employ third party suppliers to manufacture a portion of its shoes.

        Women's ready-to-wear: Gucci develops prototypes of women's ready-to-wear products in a facility in Novara, Italy and supervises the production of women's apparel by subcontractors located primarily in the north of Italy.

        Silks: Third party suppliers, located primarily in the silk producing province of Como, Italy, produce Gucci's ties and scarves.

        Jewelry: Third party suppliers, located primarily in Tuscany, Italy, as well as one majority owned production and prototype facility located near Milan, Italy, produce Gucci's jewelry.

•
Gucci Group Watches

        Gucci Group Watches sources watch components from suppliers in Switzerland and, to a lesser extent, in the European Union and the Far East, and coordinates the assembly of all of its timepieces from Cortaillod, Switzerland. Gucci Group Watches has strong relationships with its suppliers, the majority of which have worked with the company for many years. Gucci Group Watches has experienced neither meaningful increases in component prices nor difficulty in obtaining components for the assembly of timepieces in recent years. In order to assure high quality standards, Gucci Group Watches provides extensive technical assistance and guidance to its suppliers. Watch components undergo strict quality controls prior to and after assembly. Bédat & Co. sources watch components from a select number of mainly Swiss-based suppliers and coordinates the assembly of its timepieces from Geneva, Switzerland.

•
Yves Saint Laurent

        Yves Saint Laurent produces the women's Rive Gauche ready-to-wear line at its facility in Angers, France and also sources products from third party suppliers based in Italy and France. Yves Saint Laurent men's Rive Gauche tailored ready-to-wear is produced under a supply agreement with a third party. Gucci produces leather goods for Yves Saint Laurent, while Sergio Rossi coordinates the development and manufacturing of Yves Saint Laurent brand footwear. Gucci Group Watches owns the license to produce and distribute Yves Saint Laurent timepieces and commenced manufacturing these items in 2002, while Safilo produces and distributes Yves Saint Laurent eyewear under license.

•
YSL Beauté

        YSL Beauté sources materials from a number of suppliers. YSL Beauté has experienced neither meaningful increases in raw material prices nor difficulty in obtaining these materials in recent years. YSL Beauté produces fragrances, make-up, skincare and toiletries at plants near Paris, France. The Lassigny facility produces principally Yves Saint Laurent and licensed brand products, while the Bernay facility produces mainly Roger & Gallet merchandise, as well as licensed products. YSL Beauté production facilities manufacture and ship approximately 100 million units of finished products per annum and have ample capacity to allow the business to expand in the coming years. YSL Beauté maintains warehouse facilities at its production sites in France as well as in Hong Kong, Singapore, Japan, New Zealand, Austria, Switzerland, and Italy. YSL Beauté utilizes other Gucci Group warehouse facilities in the United States and elsewhere.

•
Other Operations

        Sergio Rossi: Sergio Rossi produces approximately half of its footwear at its factories in San Mauro Pascoli (near Rimini), Italy. Subcontractors, most of which work principally or exclusively for Sergio Rossi and which are located in the Emilia Romagna region of Italy, produce the remaining half of Sergio Rossi footwear. A new production, warehouse and administrative facility in San Mauro Pascoli—inaugurated in Spring 2003—provides the Company additional space for product development, production and warehousing as well as administration.

        Boucheron: Boucheron produces its haute joiallerie pieces in its workshop in Place Vendôme in Paris. Boucheron subcontracts production of its joiallerie and bijoux lines to a select number of suppliers located in France and Italy. Boucheron sources timepieces from a select number of Swiss-based suppliers and from Gucci Group Watches, which since early 2001 assembles and distributes Boucheron watches under license.

        Bottega Veneta: Bottega Veneta develops prototypes in-house at its facility in Vicenza (Veneto), Italy and subcontracts production to third parties, mostly located in the Veneto region of Italy.

        Emerging Brands: The companies develop prototypes in-house using the infrastructure of the Group's ready-to-wear and accessories facilities and subcontract production to third party suppliers located in Italy and France.

6.    Distribution

•
Gucci Division

Revenues by Channel 2003-2001 (Euro million)

Channel	2003	2002	2001
Directly Operated Stores	1,070.4	1,067.2	1,162.6
Wholesale(1)	242.5	247.7	284.8
Timepiece and Jewelry Distribution	166.0	174.0	200.0
Royalty Income	41.7	47.6	51.4
Interdivisional	1.8	0.3	1.3

Total	1,522.4	1,536.8	1,700.1

(1)
Wholesale includes sales to select duty free, department and specialty stores.

•
Gucci Fashion and Accessories

        The Gucci Fashion and Accessory distribution network consists of directly operated stores, franchised stores as well as points of sale in duty-free boutiques and select department and specialty stores. In 2003, Gucci Fashion and Accessories generated €1,070.4 million in retail sales (€1,067.2 million in 2002 and €1,162.6 million in 2001) and €266.4 million in wholesale revenues, including jewelry distribution (€267.8 million in 2002 and €298.8 million in 2001). Segment revenues in 2003 also included €41.7 million in royalty income (€47.6 million in 2002 and €51.4 million in 2001).

        Directly operated stores are Gucci Fashion and Accessories' primary distribution channel. This permits Gucci to be in touch with its consumers and respond rapidly to demand. In addition, this permits the company to realize high margins by capturing the production, distribution and retailing components of the value chain. Directly operated stores also allow management to observe in real time sell-out trends and to be present in strategically and economically significant markets. In the course of the last several years, Gucci has expanded its directly operated stores network while simultaneously reducing the number of franchise stores.

Distribution Network: Number of Stores and Wholesale points of sale

Channel	January 31, 2004	January 31, 2003	January 31, 2002
Directly Operated Stores	187	174	163
Franchise Stores	30	31	32
Wholesale doors(1)	536	485	448

(1)
Wholesale doors includes select duty free, department and specialty stores.

        Directly Operated Stores: Gucci's directly operated stores numbered 187 on January 31, 2004; 174 on January 31, 2003 and 163 on January 31, 2002. As of January 31, 2004, Gucci operated "flagships" (large stores in strategically important cities) in Rome, Florence, Milan, Paris, London, New York,

Beverly Hills, Ala Moana, Honolulu, Aoyama Tokyo, Shinjuku Tokyo, Osaka and Hong Kong. In April 2003 Gucci purchased a property in Ginza Tokyo, on which it plans to build a Gucci flagship, which is expected to open in late 2005 or 2006.

        In 2003 the Company had a net increase of 13 stores, with important openings occurring in Rome, London (shops-in-shop in Harrods and Selfridges and a relocated store on Bond Street), Florence (jewelry store), and Manhasset (USA). Selling square footage in directly-operated stores was 545,471 on January 31, 2004, compared to 504,039 on January 31, 2003. Gucci's sales per square foot (as calculated using the weighted average square footage during the year) was €2,029 in 2003 compared to €2,347 in 2002.

Directly Operated Stores: Location and Size (January 31, 2004)(1)

Region	Small	Medium	Large	Total
Europe	18	19	23	60
United States	0	16	18	34
Japan	7	35	7	49
Non-Japan Asia	10	31	3	44

Total	35	101	51	187

(1)
Stores designated as "small" have 1,000 square feet or less of selling space. Stores designated as "medium" have over 1,000 but less than 4,000 square feet of selling space, while "large" stores have 4,000 square feet of selling space or more.

        Gucci's strategy is to improve store productivity, while developing a local clientele business through product assortment, merchandising, customer service and prompt delivery. Gucci maintains a continuous renovation program to ensure its stores are maintained to standards that correctly showcase the brand's image and allow proper and adequate presentation of the product range. In 2003, Gucci moved its London Bond Street store to a 7,500 square foot location.

        Franchises: The number of franchise boutiques was 30 as of January 31, 2004 (31 as of January 31, 2003). The franchise stores' merchandise, image, window display and service standards are closely monitored for consistency with Gucci's directly operated stores. The Company's franchise stores are generally in smaller cities or in markets where the Company believes it may not have sufficient local expertise or where, for legal or other reasons, it would be impractical to establish directly operated stores.

        In general, Gucci's franchise agreements provide for the right to operate a specified number of Gucci stores in specified locations and require the franchisee to sell exclusively Gucci products purchased from Gucci and licensed products purchased from Gucci's licensees. The Company's franchise agreements have a limited duration, with an initial term generally not in excess of three years, and stipulate the conditions of operation and merchandise assortments. Gucci also provides detailed guidelines for store fittings, fixtures, merchandising, advertising and marketing programs.

        Duty-Free Boutiques: Gucci's duty-free boutiques provide an important sales channel for certain of its core products, particularly handbags, small leather goods, ties and scarves. The Company's duty-free distributors operate under short-term contractual arrangements. The fittings and fixtures are generally consistent with Gucci's other distribution channels to ensure uniformity of image.

        Department and Specialty Stores: As of January 31, 2004, Gucci was present in 98 department and specialty store locations in the United States (including principally doors in Saks Fifth Avenue, Neiman Marcus and Bergdorf Goodman) and in approximately 433 points of sale in multi-brand specialty stores in Europe. Limited distribution of certain product lines (other than leather goods and shoes) is made through a number of additional department and specialty stores. Stringent operating standards for all department and specialty stores are maintained for decor design, retail price guidelines, merchandising mix, visual merchandising and MIS requirements.

•
Gucci Group Watches

        Including sales to Gucci Fashion and Accessories, Gucci Group Watches generated revenues of €180.7 million in 2003 compared to €208.2 million in 2002 and €236.3 million in 2001. Gucci Group Watches distributes directly to watch stores and department stores in most major markets including Western Europe, the United States, Japan and Hong Kong. In other markets, the Timepieces segment sells through third party distributors. The Gucci Group watch brands are sold through approximately 6,000 points of sale worldwide.

•
Yves Saint Laurent

        On January 31, 2004, Yves Saint Laurent had 58 directly operated stores (including flagships on Rue Faubourg St. Honoré in Paris, Madison Avenue and 57th Street in New York, Rodeo Drive in Beverly Hills, via Montenapoleone in Milan, Sloane Street and Bond Street in London, Omotesando Aoyama in Tokyo and Canton Road in Hong Kong).

        Yves Saint Laurent also is present in leading European, US and Asian department and specialty stores. Many points of sale in these select retailers are shops-in-shop, the format of which permits Yves Saint Laurent to create a boutique-like environment. The number of "three wall" shops-in-shop in leading US and European specialty stores numbered approximately 40 at the end of 2003.

        Yves Saint Laurent licensees distribute through doors in department and specialty stores in Europe and the United States.

•
YSL Beauté

        YSL Beauté distributes through 18 affiliates and through wholesale agents and distributors in countries where no affiliates operate. YSL Beauté has a selective distribution policy and its products are limited to dedicated counters and space in upscale perfumeries, department and specialty stores and duty free stores. The number of points of sale for Yves Saint Laurent brand fragrances and cosmetics is approximately 16,000 worldwide.

•
Other Operations

        Sergio Rossi: On January 31, 2004, Sergio Rossi had 41 directly operated stores as well as points of sale in fine department and specialty stores.

        Boucheron: On January 31, 2004, Boucheron had 25 directly operated stores (including flagships in Paris, Place Vendôme, London Bond Street and Tokyo Ginza). Boucheron watches and fragrances are sold in a select number of doors and fine department and specialty stores.

        Bottega Veneta: On January 31, 2004, Bottega Veneta had 62 directly operated stores and points of sale in fine department and specialty stores. Management plans to increase the number of directly operated stores and grow its presence with key wholesale accounts in the coming years.

        Emerging Brands: In 2003 Alexander McQueen opened a store on Bond Street in London and near via Montenapoleone in Milan; Stella McCartney opened a store just off Bond Street in London and a store in Los Angeles; Balenciaga opened a store on 22nd Street in New York. Each of the brands also distributes through leading selective specialty retailers, particularly in the United States.

7.    Marketing

•
Gucci Fashion and Accessories

        For Gucci Fashion and Accessories, communication activities—including advertising, fashion shows, public relations, special events and store window displays—are managed on a centralized basis. Gucci's marketing strategy is designed to maintain a high profile and consistent visibility, on an international, national and local level, to enable Gucci to strengthen continually its position as a leading worldwide luxury goods brand.

        Gucci's total advertising and communications expenditures (including Gucci Fashion and Accessories and Gucci Timepieces) were €76.3 million (5.0% of revenues) in 2003, €79.9 million (5.2% of revenues) in 2002 and €100.2 million (5.9% of revenues) in 2001. Management believes that the 2003 level of expenditures, in combination with the amounts spent by licensees on marketing and with the significant editorial coverage from fashion shows and public relations, generates a level of public exposure for Gucci that adequately supports the brand's long-term revenue and profit growth.

        Gucci's franchise partners are required to spend an amount not less than 5% of their total annual purchases from Gucci on local communications. The eyewear licensee is required to spend not less than between 6% and 7% of net sales on Gucci advertising and marketing.

        The Company advertises primarily in national and international fashion, lifestyle and business magazines, with newspapers used for store openings and short-term marketing objectives. Gucci co-ordinates its advertising campaigns with its franchisees and licensees. In markets where Gucci does not operate its own stores, the Company provides materials developed for its worldwide campaign to its franchisees and duty free distributors. The Company has the right to review and approve all advertising and marketing programs and materials of its licensees. In addition to advertising, the Company uses catalogs to market directly to existing and prospective customers.

        Gucci has its own team of public relations professionals based in London, Milan, New York, Paris, Tokyo, Seoul, Hong Kong, and Taipei, who are supplemented with select outside professionals. Gucci's public relations efforts target the fashion press, such as national fashion magazines and trade publications, offering Gucci products for photographic shoots and providing up-to-date product information. Each year, the Company stages four ready-to-wear fashion shows in Milan: two women's and two men's. These present opportunities for the Company to assert its style and quality leadership and to obtain coverage and endorsements from the fashion press.

        The marketing strategy at Gucci may change as a result of the departure of Tom Ford and certain senior executives.

•
Gucci Group Watches

        Gucci Timepieces requires third party distributors to spend certain amounts on advertising and communication for Gucci brand watches. Yves Saint Laurent and Boucheron began communication activities for their watch lines in the Fall of 2002. Bédat & Co. maintains regular communication activities, principally magazine advertisements and special events.

•
Yves Saint Laurent

        Yves Saint Laurent manages centrally from Paris all its marketing and communication activities. Communication includes advertising (mainly print), fashion shows, store window displays and public relations events. Each year, the company stages four ready-to-wear fashion shows in Paris: two women's and two men's. Yves Saint Laurent strictly controls the marketing activities of its licensees. Yves Saint Laurent spent €27.3 million in communication in 2003 compared to €36.5 million in 2002.

        The marketing strategy at Yves Saint Laurent may change as a result of the departure of Tom Ford and certain senior executives.

•
YSL Beauté

        YSL Beauté manages centrally from Paris all the division's marketing and communication activities. Under the artistic direction of Tom Ford, the Company manages the marketing and communication activities of the Yves Saint Laurent brand. YSL Beauté invests considerably in point of sale display and communications as well as print advertising. The Company provides its affiliates and retailers the materials necessary for point-of-sale advertising, promotion and product launches. YSL Beauté's total advertising and communications expenditures were €136.3 million (22.2% of revenues) in 2003, €129.3 million (21.6% of revenues) in 2002 and €113.7 million (21.9% of revenues) in 2001.

        The marketing strategy at YSL Beauté may change as a result of the departure of Tom Ford and certain senior executives.

•
Other Operations

        Sergio Rossi; Boucheron; Bédat & Co., Bottega Veneta, Emerging Brands: The companies manage centrally from their respective headquarters their marketing and communication activities. For each brand, communication consists principally of print advertising (mainly in lifestyle and business publications) and public relations.

8.    Licensing Agreements and Government Regulations

  Licensing Agreements

        The business model of Gucci Group is to control, as much as possible, the design manufacture, promotion, distribution and sale of products bearing any of its registered trademarks. The Gucci eyewear license with Safilo S.p.A. is the most significant license. From December 1, 1978 through November 30, 2003 Gucci had a license with a subsidiary of Wella A.G. ("Wella") for production of fragrances and cosmetics. Wella did not renew the license on or before November 30, 2001, with the result that the license lapsed on November 30, 2003. Wella has filed legal actions in the U.S.A., Germany and Italy seeking a declaration that the license will subsist until November 30, 2028. The case is sub judice. Pending resolution of the legal proceedings, Wella has continued to manufacture and distribute Gucci fragrances.

        Due to the specialist nature of production and distribution of eyewear, Gucci and several other brands of the Group have licensed, or are in discussions to license, eyewear to Safilo S.p.A. a leading Italian manufacturer and distributor of fashion eyewear that serves as a licensee for brands including Giorgio Armani, Christian Dior, Ralph Lauren, Gianfranco Ferré, Valentino and Max Mara.

        Safilo distributes the Gucci line through its own sales branches which in turn distribute to specialized optical stores, Gucci directly operated stores, franchisees, department stores and duty-free boutiques.

  Government Regulations

        The Company is not constricted by any material government regulations.

9.    Trademarks

•
Group

        The Group's trademarks are widely used in product marketing and are themselves frequently incorporated into product designs. In view of the importance of the trademarks to its business, the Company has a policy to prosecute trademark infringement vigorously. The Group believes that the actions taken by it to prosecute infringement and control counterfeiting have been generally successful. However, it is impossible to estimate the extent of any counterfeiting, the amount of lost revenue or the extent of any other damages suffered by the Group's companies as a result of counterfeiting.

        The Group systematically takes action against third parties that attempt to register marks that the Company believes to be confusingly similar to its trademarks. To bring such cases to its attention, the Company employs an international surveillance service that monitors trademark filings around the world.

        The Company is not party to any material litigation involving the validity of its trademarks, and there are no material restrictions on the Company's ability to use its trademarks.

•
Gucci Fashion and Accessories

        Gucci's trademarks consist principally of the name "Gucci", logos that incorporate the name "Gucci", the single letter "G" in various formats or the interlocking letters "GG", the Gucci crest, the horsebit and the Gucci green-red-green stripe. The trademarks are owned by Gucci and registered or are the subject of pending applications in international product classes covering leather goods, clothing and footwear, perfumes and cosmetics, eyewear, watches and jewelry in the United States, Italy, Japan and Gucci's other principal markets. The Company believes that all material trademark registrations are valid and current, and that all licenses have either been recorded or applications have been filed to record such licenses where required to avoid forfeiture of the Company's trademarks in the Company's principal markets.

•
Gucci Group Watches

        Gucci:    The trademarks for Gucci watches are held by Guccio Gucci S.p.A.

        Bédat & Co.:    Bédat & Co. markets its products under its proprietary trademark incorporating the name "Bédat & Co.". These trademarks have been registered in various graphic forms around the world, including a number of countries in Europe, Asia, Australia, North America and Latin America.

•
Yves Saint Laurent

        Yves Saint Laurent: Yves Saint Laurent's trademarks consist of the name "Yves Saint Laurent", the words associated "Rive Gauche", the logotype "YSL" and the YSL four red and pink squares. The trademarks are owned by Yves Saint Laurent and subsidiaries of the Group and are registered internationally in the relevant product classes covering all its products worldwide.

•
YSL Beauté

        Yves Saint Laurent Parfums holds the trademarks for Yves Saint Laurent brand perfumes, make-up and skincare, Roger & Gallet brand perfumes, toilet soaps and toiletries, and manufactures and distributes under license fragrances and related items for Van Cleef & Arpels, Oscar de la Renta and Fendi, as well as for Ermenegildo Zegna.

        Yves Saint Laurent Parfums' trademarks consist principally of the name "Yves Saint Laurent" and the "YSL" logo which are affixed on all products of each line. The main fragrance lines' trademarks (feminine lines: "Nu", "Rive Gauche", "Opium", "YSL Paris", "Yvresse", "Baby Doll"; masculine lines: "M7", "Yves Saint Laurent Pour Homme", "Kouros" "Body Kouros", "Jazz", "Live Jazz", "Rive Gauche pour Homme") are owned by Yves Saint Laurent Parfums and registered or subject to pending applications in international product class 3 covering perfumes, make-up and skincare worldwide. Moreover, all Yves Saint Laurent skincare and make-up products are identified by various names, which are owned, filed and registered as trademarks when and where it is possible and/or necessary.

        Roger & Gallet's trademarks consist principally of the name "Roger & Gallet" and the logo "R&G", which are affixed on all products. The names of the main fragrance lines ("Jean-Marie Farina", "Jean-Marie Farina Extra Vieille", "Open Roger & Gallet", "Eau pour Soi", "Eau de Thé Vert", "L'Homme Essentiel", "White Reseda") are owned by Roger & Gallet and registered or subject to pending applications in international product class 3 covering cosmetics, toilet soaps, toiletries and perfumes, worldwide.

        The house trademarks of the perfumes manufactured and distributed under license (Oscar de la Renta, Van Cleef & Arpels, Fendi and Ermenegildo Zegna) are registered worldwide or quasi worldwide (in countries where the products are or shall be sold) in the name of the licensors in international product class 3 covering cosmetics, make-up and/or perfumes. The main fragrance lines'

trademarks are registered in the name of the licensees except when it is necessary (for local legal constraints, for example) to file and register these names in association with the house trademarks.

        YSL Beauté has launched "Kingdom" by Alexander McQueen, "Stella" by Stella McCartney and has been manufacturing and distributing Boucheron's fragrances since 2003. These trademarks are owned as set out below in Other Operations.

        Furthermore, YSL Beauté usually files applications for patents and designs when possible and/or necessary.

•
Other Operations

        Sergio Rossi:    Sergio Rossi markets its products primarily under its proprietary trademark incorporating the name "Sergio Rossi". The trademark has been registered in various graphic forms around the world, including a number of countries in Europe, Asia, Australia, North America and Latin America.

        Boucheron:    Boucheron markets its products primarily under its proprietary trademark incorporating the name "Boucheron". The trademark has been registered in various graphic forms around the world, including a number of countries in Europe, Asia, Australia, North America and Latin America.

        Bottega Veneta:    Bottega Veneta markets its products primarily under its proprietary trademarks incorporating the name "Bottega Veneta" and the logo "BV". The trademarks have been registered in various countries around the world.

        Emerging Brands:    Alexander McQueen markets its products primarily under its proprietary trademark incorporating the name "Alexander McQueen". The trademark has been registered and is continuing to be registered in various countries around the world. Stella McCartney markets its products primarily under its proprietary trademark incorporating the name "Stella McCartney". The trademark has been registered and is continuing to be registered in various countries around the world. Balenciaga markets its products primarily under its proprietary trademark incorporating the name "Balenciaga". The trademark has been registered in various countries around the world.

10.    Competition

•
Group

        The level and nature of competition differs among the Group's brands and product categories. Based on information received from the Group's divisional and regional managers, the interaction with important department and specialty stores and sales figures provided by certain retailers and competing brands in their financial statements, management believes its brands are leading names in the luxury goods industry, and consequently, are well positioned to compete. Management believes the Group's companies compete on the basis of brand image, product design and quality, product assortment and distribution quality (store and door location as well as image) and execution.

•
Gucci Fashion and Accessories

        Gucci competes with a number of well-known and established luxury goods brands, including Chanel, Christian Dior, Dolce & Gabbana, Hermès, Ferragamo, Louis Vuitton and Prada, as well as with a large number of regional purveyors of prestige leather goods, ready-to-wear, footwear and watches.

•
Gucci Group Watches

        Gucci and Yves Saint Laurent watches compete principally with watches offered by leading international fashion brands. Boucheron and Bédat & Co. compete principally with leading prestige watch and jewelry brands, including Bulgari, Cartier and Rolex.

  •
  Yves Saint Laurent

        Yves Saint Laurent competes in the same luxury industry niche as Gucci, and consequently faces many of the same competitors as Gucci.

  •
  YSL Beauté

        YSL Beauté competes with a number of international, prestige cosmetics groups—or multinational groups with important prestige cosmetics activities—including Chanel, Estée Lauder, L'Oréal, LVMH, Procter & Gamble, Shiseido and Unilever.

  •
  Other Operations

        Sergio Rossi: Sergio Rossi competes in the luxury footwear market against such prestige shoe brands as Jimmy Choo and Manolo Blahnik as well as fashion and accessory brands like Chanel, Ferragamo, Gucci and Prada.

        Boucheron: Boucheron competes with a number of international, prestige jewelers, including principally Cartier, Bulgari, Van Cleef & Arpels and Tiffany. Boucheron also competes against lesser known, regional jewelers and purveyors of premium, non-branded jewelry.

        Bottega Veneta: Management is positioning Bottega Veneta to compete at the high-end of the luxury leather goods market against brands such as Hermès as well as against brands such as Gucci, Louis Vuitton and Chanel.

        Emerging Brands: Alexander McQueen, Stella McCartney and Balenciaga compete against young contemporary designer brands as well as against large, established fashion and accessory brands.

11.   Legal Proceedings

        In the ordinary course of its business, the Company is a party to various claims and legal actions (including actions relating to the use of the Company's trademarks) which the Company believes are routine in nature and incidental to the operation of its business. In the opinion of management, based upon inquiries of counsel and a review of pending litigation matters, including amounts in controversy, the resolution of all such pending claims and actions will not have a material adverse effect upon the consolidated financial position or results of operations of the Company.

        The Company has several outstanding assessments by fiscal authorities in various countries. The Company believes that the final settlements are not likely to have a material adverse effect on the Company's financial condition or operating results.

12.   Settlement of the LVMH Litigation

        In January 1999, LVMH—Moët Hennessy Louis Vuitton ("LVMH") made an uninvited acquisition of 34.4% of the common shares of the Company (20,154,985 shares). In February 1999, the Company issued 20,154,985 shares to an Employee Stock Ownership Plan ("ESOP"). Following litigation with respect to the ESOP, on March 19, 1999, the Company entered into a Strategic Investment Agreement ("SIA") with PPR pursuant to which the Company issued 39,007,133 common shares to Societé Civile de Gestion Financière Marothi ("Marothi"), a wholly owned subsidiary of PPR, in exchange for approximately US$ 3 billion. LVMH challenged the strategic alliance in court in The Netherlands. On September 10, 2001, the Company, PPR and LVMH entered into a comprehensive settlement of the legal actions pending on that date.

        The Settlement Agreement provided for the purchase by PPR of 8,579,337 common shares, representing approximately 8.6% of the Company's then outstanding share capital, from LVMH at a price of US$ 94.00 per common share.

        Pursuant to the Settlement Agreement, PPR, LVMH and the Company dismissed all pending litigation, claims and actions relating to, inter alia, the shareholdings of LVMH or PPR in the Company, the acquisitions of such shareholdings or the granting of options to Company management. The Settlement Agreement also provided for the payment of a special cash dividend of US$ 7.00 per common share to benefit all Gucci Group shareholders, except PPR.

        Pursuant to the Settlement Agreement, PPR has agreed to commence an offer to purchase all of the Company's issued and outstanding common shares (the "Offer") at a price of US$ 101.50 (the "Offer Price") per common share. Pursuant to the simultaneously executed Amended and Restated Strategic Investment Agreement between the Company and PPR and Marothi (the "Restated SIA" discussed below), on October 2, 2003, the Offer Price was reduced to US$ 85.52 as a result of a return of capital of € 13.50. If, immediately prior to the expiration of the Offer Period, the common shares not tendered in the Offer and the common shares issuable upon exercise of outstanding options granted to employees of the Company to purchase common shares constitute less than the greater of (1) 15% of the then-outstanding common shares and (2) 15 million common shares, PPR will provide a subsequent offering period of no less than 10 days following its acceptance for payment of common shares tendered in the initial offering period (the "Subsequent Offering Period").

        Under the Restated SIA, until the Offer, PPR is allowed to acquire additional common shares of the Company only if, as a result of such purchase shareholders other than PPR own no less than the greater of (i) 30% of the issued and outstanding common shares and (ii) 30 million common shares.

        PPR may delay the commencement of the Offer for a maximum of six months upon the occurrence of a force majeure event, but only for so long as the force majeure event exists and the existence of such event is confirmed by a majority of the independent directors.

        LVMH and the Company would have the right to seek monetary damages from PPR if it fails to honor its obligations under the Settlement Agreement. In addition, LVMH and the Company are each entitled to seek specific performance of the agreement, including an injunction to require PPR to commence the Offer and purchase the common shares in accordance with the terms of the Settlement Agreement. The Settlement Agreement does not confer any rights or remedies upon any person or entity other than Gucci Group, LVMH and PPR.

        Under the Restated SIA, in the event that PPR fails to commence and complete the Offer in accordance with the terms set forth in the Settlement Agreement, which are reiterated in the Restated SIA, a majority of the independent directors shall have the ability to seek specific performance, sue for damages and/or distribute a stock dividend for each issued and outstanding common share not owned by PPR so that as a result of such stock dividend, PPR's share ownership shall be reduced to 42% of the issued and outstanding common shares. In the event the Independent Directors cause the Company to distribute a stock dividend, the number of Supervisory Board members nominated by PPR would be reduced by one member, the composition of the Strategic and Financial Committee would be three independent directors and two PPR Directors and PPR would be prohibited from acquiring additional common shares unless it did so pursuant to a public offer for all of the outstanding common shares which was recommended to the Company's shareholders by the independent directors.

        PPR agreed that until the later of the expiration of the Offer Period and the completion of the Subsequent Offering Period and for so long as no less than the greater of (1) 15% of the outstanding common shares and (2) 15 million common shares remain outstanding, it will use its best efforts to cause the Company to maintain the listing of the common shares on the NYSE and the Euronext Amsterdam stock exchange.

        On December 17, 2001, LVMH sold 11,565,648 common shares, representing 11.5% of Gucci's then outstanding share capital, to Crédit Lyonnais for a purchase price of US$ 89.6381 per common share (or an aggregate purchase price of US$ 1,036,722,345). Upon consummation of the sale, LVMH no longer beneficially owned any shares of the Company.

13.   The amended and restated Strategic Investment Agreement

        As noted above (see Settlement of the LVMH Litigation), as part of the settlement, the Company and PPR and Marothi entered into a restated Strategic Investment Agreement ("Restated SIA"). Apart from reiterating some of the financial features of the Settlement Agreement, the Restated SIA amends the corporate governance provisions of the existing Strategic Investment Agreement.

        The Restated SIA provides for an equal number of PPR Directors and independent directors. Pursuant to a request by PPR, the majority of independent directors agreed to reduce the Supervisory Board to eight members and Mr. Charles Mackay resigned as a member of the Supervisory Board, effective November 9, 2001. The Restated SIA provides that an independent director serve as the Chairman of the Supervisory Board (subject to the prior approval of the Strategic and Financial Committee).

        Until the consummation of the Offer, the Supervisory Board will be comprised of four independent directors and four PPR directors. Following the consummation of the Offer, PPR will have the ability to expand the Supervisory Board of the Company by one member and nominate such additional member following at least 15 days' notice to the independent directors. During such notice period, the Chairman of the Supervisory Board will schedule a meeting of the Supervisory Board, and PPR will consult with the independent directors. If the decision is taken to expand the Supervisory Board, a shareholders' meeting will be noticed promptly and the matter will be submitted to shareholders of the Company for a vote.

        The restated SIA provides that the PPR Directors may not vote on any matter as to which a majority of the independent directors determine that PPR has a conflict of interest (subject to arbitration by PPR).

        The Supervisory Board will continue to maintain the Strategic and Financial Committee, consisting of three PPR Directors and two independent directors. The Strategic and Financial Committee will discuss and approve certain matters prior to their submission to the full Supervisory Board for approval, including the Company's strategic plan; certain investments, strategic acquisitions and dispositions; certain capital expenditures and incurrence of debt outside the ordinary course of business; changes in the Company's capital structure; any amendment to the Company's Articles of Association or the rules of the Supervisory Board; any legal mergers, demergers, spinoffs, dissolutions and applications relating to bankruptcy or reorganizations and the appointment of the Chairman of the Supervisory Board. Managing Directors will be nominated by the independent directors and approved by the Strategic and Financial Committee. If not approved by the Strategic and Financial Committee, the matters described above must be approved by at least 75% of the members of the Supervisory Board then in office in order to take effect.

        The Restated SIA provides that prior to December 31, 2004, PPR may not sell or transfer any common shares except with the prior consent of a majority of the independent directors, except to its affiliates under certain conditions and except in connection with a public offer for 100% of the common shares by a third party which offer has been recommended to the Company's shareholders by the Supervisory Board. After December 31, 2004, PPR may sell or transfer common shares following due consultation with the independent directors.

        The Restated SIA also includes certain non-competition provisions, assurances of the Company's independence, a commitment to support the existing manufacturing operations and employee base and a commitment not to solicit Company employees. Before PPR and its affiliates can carry on a competing business in the fashion clothing and luxury goods industry, apart from the activities conducted by the PPR Group as of the date of the Restated SIA, such competing business must first be presented to the Company in accordance with the terms of the Restated SIA.

        In the event of sales or transfers by PPR of common shares following December 31, 2004, the governance arrangements described above are subject to certain modifications.

        The Restated SIA terminates on the earliest of:

(1)
March 19, 2009;

(2)
the date following the consummation of the Offer such that fewer than the greater of (a) 15% of the then-outstanding common shares and (b) 15 million common shares are held by shareholders other than PPR and its affiliates;

(3)
such time prior to March 19, 2009 as PPR consummates a tender offer, other than the Offer, for 100% of the then-outstanding common shares, which is recommended to the shareholders by a majority of the Independent Directors; or

(4)
such time as the Settlement Agreement ceases to be in full force and effect other than pursuant to the terms thereof, provided that in such case PPR, the Company and Marothi shall agree to be bound by the initial Strategic Investment Agreement.

C.    Organizational Structure

        The table below includes the principal Group companies organized by segment and activity (holding; industrial; service; distribution affiliate) as of January 31, 2004. See Note 25 to the Consolidated Financial Statements, "Consolidated Companies", Item 18, pages 152-156, for a complete list of Group companies.

        Note:

  •
  Birdswan Solutions Ltd is the holding company for Alexander McQueen;

  •
  Sergio Rossi S.p.A. is 70% directly owned by Gucci Group Italia Holding S.p.A.; the 30% remainder interest is directly owned by Gucci Luxembourg S.A., with no voting or dividend rights (see Note 2 to the Consolidated Financial Statements)

D. Property, Plants and Equipment

  •
  Group

        The Group's property, plants and equipment consists principally of production, warehouse facilities and office buildings as well as certain retail stores in strategically important locations.

        Most of the Group's stores are leased on an operating lease basis and therefore are not part of the Group's tangible fixed assets. The leases for these stores contain terms and conditions that the Company believes were in line with market practice at the time they were entered into. The leases periodically are subject to renewal and, while the Group believes that its current leases can be renewed on acceptable terms, no assurance can be given with respect to renewals or that disputes with the owners of the leased properties will not arise. (See Item 5.A, page 59, for information on the present value of operating lease commitments.)

        The Company opens new stores when it finds appropriate space and determines that there is a market for its products in the location. The Company's stores are located in areas typically associated with the sale of luxury goods. Such properties are generally highly sought after, and the Company faces intense competition from other companies for these locations. The Company finances the opening of new stores through existing working capital. The Group seeks to manage its factories and warehouses at the highest environmental standards.

Property, Plants and Equipment (net book value) (Euro million)

	January 31, 2004	January 31, 2003	January 31, 2002
Gucci Fashion and Accessories	476.4	455.9	412.6
Gucci Group Watches	14.2	24.5	8.2
Yves Saint Laurent	99.2	87.5	47.0
YSL Beauté	93.5	88.7	82.0
Other Operations	133.5	127.2	45.0
Corporate	124.5	128.7	97.1

Total	941.3	912.5	691.9

  •
  Gucci Fashion and Accessories

        Gucci Fashion and Accessories rents most of its stores and warehouse facilities through long-term lease contracts.

        Gucci Fashion and Accessories owns its approximately 570,000 square foot principal design, manufacturing, warehouse and administrative offices in Scandicci (Florence, Italy); a property on Bond Street in London (approximately 14,400 square feet); and a showroom in Florence, Italy (approximately 30,000 square feet).

        Gucci Fashion and Accessories owns properties which house stores and offices in New York and Florence, and stores in Rome, Venice, Portocervo (Italy), Cannes (France) and Seoul (South Korea). The largest owned stores, New York Fifth Avenue and Rome, have square footage of approximately 35,000 and 11,000, respectively.

        In April 2003, Gucci Group announced it had acquired an important property in the Ginza district of Tokyo, one of the most prestigious and fast growing areas for luxury goods in Japan. The Company plans to build a new 10,000 square foot Gucci flagship store to be opened in late 2005 or 2006, as well as approximately 40,000 square foot of office space for Gucci Group Japan's headquarters as well as common space and parking areas.

        Management believes that Gucci has sufficient production facilities and warehouse space to meet its current business needs and may consider adding additional prototype facilities and/or warehouse space depending on business trends and the cost of such investments. Similarly, Gucci may consider purchasing additional real estate for its stores depending on the strategic importance, location and cost of such properties.

  •
  Gucci Group Watches

        Luxury Timepieces International, in 2003, purchased its principal office and warehouse facilities in Cortaillod, Switzerland (the square footage of which is approximately 87,200). It also owns production facilities in La Chaux-de-Fonds, Switzerland (square footage of approximately 18,300) and office and warehouse facilities in Markham, Ontario-Canada (approximately 7,500 square feet) and Fulham, England (approximately 9,000 square feet). Bédat & Co. leases its principal offices in Geneva (Switzerland). Management believes that the Gucci Group Watches organization has sufficient office and warehouse space to meet its current and foreseeable business needs.

  •
  Yves Saint Laurent

        Yves Saint Laurent rents its principal design showrooms and administrative offices in Paris and owns its 64,000 square foot manufacturing facility in Angers (France). It uses Group warehouse facilities for its distribution.

  •
  YSL Beauté

        YSL Beauté owns two manufacturing and warehousing facilities near Paris. The Lassigny plant (approximately 421,000 square feet) produces mainly Yves Saint Laurent products, while the Bernay plant (approximately 297,000 square feet) produces mainly Roger & Gallet and licensed brand merchandise. All other YSL Beauté's warehouse facilities are rented. Management believes that YSL Beauté has sufficient production and warehouse space to meet its current and foreseeable business needs.

  •
  Other Operations

        In April 2003 Sergio Rossi opened a new 161,000 square foot complex in San Mauro Pascoli (Italy), which it owns to house all administrative, manufacturing and warehouse operations. Boucheron leases its administrative offices and haute joiallerie workshop in Paris. Bottega Veneta owns its administrative and product development facilities in Vicenza, Italy (approximately 53,000 square feet). Alexander McQueen owns the building (approximately 8,000 square feet) and land which houses the corporate and design headquarters in London. Stella McCartney and Balenciaga lease administrative offices and design showrooms in London and Paris. The Group owns a mall commercial center (approximately 99,000 square feet) in Leccio (Italy) in which it operates outlets for several Group brands and leases retail outlet space to other luxury goods brands. The Company's industrial activities—Italian shoe and jewelry producers—lease facilities on which they operate, except for two leather tanneries which are constructing new facilities on owned land.

  •
  Corporate

        The Company leases corporate offices in Amsterdam and London and owns a 5,400 square foot property on via Monte Napoleone in Milan in which it has offices and intends to open stores and showrooms in the future. The Company also owns a 100,000 square foot warehouse in Bioggio (Switzerland) as well as approximately 110,000 square feet of administrative and warehouse facilities in Cadempino (Switzerland).

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

Group Revenues (Euro million)

		€2003%		€2002%		€2001%
By Division
Gucci Division	1,522.4	58.8%	1,536.8	60.4%	1,700.1	66.3%
Yves Saint Laurent	154.2	6.0%	146.4	5.7%	101.2	3.9%
YSL Beauté	614.7	23.8%	599.0	23.5%	569.7	22.2%
Other Operations(1)	348.3	13.5%	299.5	11.9%	203.4	7.9%
Interdivisional	(52.2)	(2.1%)	(37.4)	(1.5%)	(9.3)	(0.3%)

Total	2,587.4	100.0%	2,544.3	100.0%	2,565.1	100.0%

By Distribution Channel
Directly Operated Stores	1,314.6	50.8%	1,265.7	49.7%	1,295.8	50.5%
Wholesale distribution	1,218.2	47.1%	1,214.4	47.8%	1,192.8	46.5%
Royalties	54.6	2.1%	64.2	2.5%	76.5	3.0%

Total	2,587.4	100.0%	2,544.3	100.0	2,565.1	100.0%

By Product
Leather Goods	855.5	33.1%	824.6	32.4%	871.7	34.0%
Shoes	299.8	11.6%	293.6	11.5%	278.1	10.8%
Ready-To-Wear	336.8	13.0%	325.0	12.8%	317.9	12.4%
Fragrances	441.9	17.1%	398.7	15.7%	391.7	15.3%
Cosmetics	166.8	6.4%	160.2	6.3%	146.1	5.7%
Watches	194.5	7.5%	220.7	8.7%	259.8	10.1%
Jewelry	140.3	5.4%	126.7	5.0%	110.3	4.3%
Other	97.2	3.8%	130.6	5.1%	113.0	4.4%
Royalties	54.6	2.1%	64.2	2.5%	76.5	3.0%

Total	2,587.4	100.0%	2,544.3	100.0%	2,565.1	100.0%

By Region
Europe	1,132.6	43.8%	1,082.5	42.5%	1,041.1	40.6%
United States	551.6	21.3%	521.2	20.5%	542.8	21.2%
Japan	523.5	20.2%	503.1	19.8%	519.2	20.2%
Rest of Asia	287.8	11.1%	307.8	12.1%	330.1	12.9%
Rest of World	91.9	3.6%	129.7	5.1%	131.9	5.1%

Total	2,587.4	100.0%	2,544.3	100.0%	2,565.1	100.0%

(1)
Sergio Rossi, Boucheron, Bottega Veneta, Bédat & Co., Stella McCartney, Alexander McQueen, Balenciaga, Industrial Operations.

Group Results (Euro million)

	Gucci Fashion and Accessories(1)	Gucci Timepieces	Gucci Division(2)	Yves Saint Laurent	YSL Beauté	Other Operations(3)	Corporate	Inter- divisional elimination	Gucci Group
2003
Revenues	1,393.8	155.3	1,522.4	154.2	614.7	348.3	n/m	(52.2)	2,587.4
Operating profit (loss) before goodwill and trademark amortization and restructuring	388.5	32.8	421.9	(76.4)	20.9	(62.6)	(31.0)	(0.4)	272.4
Restructuring	2.2	0.8	3.0	4.6	2.8	16.3	0.3	0.0	27.0
Goodwill and trademark amortization	2.6	10.3	12.9	28.1	52.2	32.4	0.0	0.0	125.6
Operating profit (loss)	383.7	21.7	406.0	(109.1)	(34.1)	(111.3)	(31.3)	(0.4)	119.8
Operating margin before goodwill and trademark amortization and restructuring	27.9%	21.1%	27.7%	(49.5%)	3.4%	(18.0%)	n/m	n/m	10.5%
Operating margin	27.5%	14.0%	26.7%	(70.8%)	(5.5%)	(31.9%)	n/m	n/m	4.6%

	Gucci Fashion and Accessories(1)	Gucci Timepieces	Gucci Division(2)	Yves Saint Laurent	YSL Beauté	Other Operations(3)	Corporate	Inter- divisional elimination	Gucci Group
2002
Revenues	1,396.2	168.1	1,536.8	146.4	599.0	299.5	0.0	(37.4)	2,544.3
Operating profit (loss) before goodwill and trademark amortization and restructuring	402.8	44.3	447.8	(64.8)	41.2	(80.9)	(33.9)	(0.4)	309.0
Restructuring	0.0	0.0	0.0	0.0	3.1	0.1	0.0	0.0	3.2
Goodwill and trademark amortization	8.4	8.2	16.7	23.1	52.3	34.3	0.0	0.0	126.4
Operating profit (loss)	394.4	36.1	431.1	(87.9)	(14.2)	(115.3)	(33.9)	(0.4)	179.4
Operating margin before goodwill and trademark amortization and restructuring	28.8%	26.4%	29.1%	(44.3%)	6.9%	(27.0%)	n/m	n/m	12.0%
Operating margin	28.2%	21.5%	28.0%	(60.1%)	(2.4%)	(38.5%)	n/m	n/m	7.1%

	Gucci Fashion and Accessories(1)	Gucci Timepieces	Gucci Division(2)	Yves Saint Laurent	YSL Beauté	Other Operations(3)	Corporate	Inter- divisional elimination	Gucci Group
2001
Revenues	1,530.9	206.1	1,700.1	101.2	569.6	203.4	0.0	(9.3)	2,565.1
Operating profit (loss) before goodwill and trademark amortization and restructuring	461.2	59.4	518.3	(76.4)	31.1	(39.1)	(35.6)	0.2	398.6
Restructuring	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Goodwill and trademark amortization	26.6	7.7	34.2	22.3	49.4	24.3	0.0	0.0	130.2
Operating profit (loss)	434.6	51.7	484.1	(98.7)	(18.3)	(63.4)	(35.6)	0.2	268.4
Operating margin before goodwill and trademark amortization and restructuring	30.1%	28.8%	30.5%	(75.5%)	5.5%	(19.2%)	n/m	n/m	15.5%
Operating margin	28.4%	25.1%	28.5%	(97.6%)	(3.2%)	(31.2%)	n/m	n/m	10.5%

(1)
Gucci Division excluding Gucci Timepieces.
(2)
Excludes interdivisional transactions between Gucci Fashion and Accessories and Gucci Timepieces.
(3)
Sergio Rossi, Boucheron, Bottega Veneta, Bédat & Co., Stella McCartney, Alexander McQueen, Balenciaga, Industrial operations

n/m: not meaningful

        The "Segment Information" of the notes to the consolidated financial statements contains a segment, "Gucci Group Watches," which includes Bédat & Co., the wholesale watch activities of Gucci, Yves Saint Laurent and Boucheron and certain industrial watch activities. As management believes the Group's performance is best understood through a brand-by-brand analysis, for the purposes of Management's Discussion and Analysis ("MD&A") of the Company's Operating and Financial Results, it has placed the watch wholesale activities with their respective brands. As a result, the segment data of the consolidated financial results is not identical to that presented in the MD&A.

        On February 1, 2003, YSL Beauté integrated into its structure the marketing and worldwide distribution activities of Boucheron fragrances, which previously were part of Boucheron (Other Operations). Accordingly, the 2002 and 2001 financial data for YSL Beauté and Other Operations has been restated.

Introduction

        The MD&A is based on the consolidated financial statements and should be read in conjunction with those statements and the related notes herein. The consolidated financial statements were prepared in accordance with International Accounting Standards ("IAS"). These accounting standards differ in certain respects from Generally Accepted Accounting Principles in the United States ("U.S. GAAP"), as discussed in Note 23 to the Consolidated Financial Statements, Item 18, pages 143-150, and the section "Reconciliation of IAS with U.S. GAAP", Item 5.A, page 62-65.

        On February 1, 2002 the Group adopted the Euro as its reporting currency, and the financial statements for the fiscal years ended January 31, 2004 and January 31, 2003 were prepared using the Euro. The financial statements for the fiscal years ended January 31, 2002 were prepared using the US Dollar and simply translated from that currency to the Euro applying historical exchange rates (average period exchange rates for the consolidated statements of income and cash flow; end period exchange rates for the consolidated balance sheets). Management did not re-prepare these fiscal year financial statements using the Euro because such calculations would have altered the results of these years.

        Because of the significant amortization of goodwill and trademarks as well as the impact of restructuring charges related to the Group's acquisitions, management regularly evaluates the performance of both the Group and individual divisions utilizing the following measures (as defined herein), believing these measures are valuable in assessing the Company's financial performance: operating profit before restructuring and goodwill and trademark amortization; operating margin before restructuring and goodwill and trademark amortization; after tax adjusted net results; funds from operations.

        The reader should know that the above measurements are not contemplated by IAS or U.S. GAAP and are not substitutes or necessarily superior measures of operating income, net income, cash flows and other indicators of financial performance as defined by either IAS or U.S. GAAP. Furthermore, these measures as defined by the Group may not be comparable to other similarly titled measures used by other companies.

        The Company made a number of acquisitions in 2003, 2002 and 2001. The results of the acquired companies are included in the Group's operations as of the acquisition date. The Company's 2003, 2002 and 2001 fiscal years ended on January 31, 2004, 2003 and 2002, respectively.

Safe Harbor Provisions

        Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company's operations are discussed in Item 3.D.

Group Results

        Gucci Group achieved solid operating results in 2003, notwithstanding the exceptional combination of negative factors that occurred in the first half of the year, including the war in Iraq, SARS in South East Asia, the Euro's appreciation vis-à-vis the US Dollar, Japanese yen and other major currencies as well as continued poor economic conditions in Europe and Japan.

        Group revenues were € 2,587.4 million in 2003, compared to € 2,544.3 million in 2002, an increase due primarily to the exceptional performance of Gucci Division and Bottega Veneta in the second half of the year. The Company's gross margin remained robust, 67.1% in 2003 compared to 68.5% in 2002, thanks in large part to continued gross margin strength at the Gucci Division and YSL Beauté and notwithstanding the negative foreign currency impact arising form the sharp appreciation of the Euro versus the US Dollar and the Japanese Yen.

        The Group's operating profit before goodwill and trademark amortization declined to € 245.4 million (9.5% margin) in 2003 from € 305.8 million (12.0% margin) in 2002 mainly as a result of: i) a decline in the Gucci Division's operating profit before goodwill amortization to € 418.9 million (27.5% margin) from € 447.8 million (29.1% margin); ii) an increase in the operating loss before goodwill and trademark amortization to € 81.0 million from € 64.8 million at Yves Saint Laurent; iii) a decline in operating profit before goodwill and trademark amortization to € 18.1 million from € 38.1 million at YSL Beauté. After goodwill and trademark amortization, the Group's operating profit was € 119.8 million (4.6% margin) in 2003, compared to € 179.4 million (7.1% margin) in 2002.

        The Group's acquisitions in the period 1999-2002 and the application of International Accounting Standards caused goodwill and trademark amortization and restructuring expenses to have a significant impact on net income. It should be noted that goodwill and trademark amortization has been calculated applying a maximum 20-year useful life as required by the SEC's interpretation of International Accounting Standards and that this maximum useful life period is shorter than that allowed by U.S. GAAP and other national accounting standards. Management believes the maximum 20-year amortization period understates the useful life of certain of the Company's trademarks and related goodwill and, consequently, it has applied a 40-year amortization period to these assets in the reconciliation to U.S. GAAP. Moreover, starting in 2002, upon implementation of the requirements of FAS 142, the Company has ceased to amortize for U.S. GAAP purposes the trademark Yves Saint Laurent as well as the goodwill connected to all acquired companies. In addition management notes that, under U.S. GAAP, a significant portion of restructuring expenses incurred in 2000 would have been reflected in the purchase accounting of the acquisitions. Accordingly, this accounting treatment of the charges would have eliminated much of the impact of restructuring costs on Group net income that year and increased goodwill and, only marginally, subsequent goodwill amortization.

        The Company reported net income of € 174.2 million in 2003 and € 226.8 million in 2002. In order to evaluate further the Group's performance, management analyzes net income excluding the impact of goodwill and trademark amortization and restructuring charges. Goodwill and trademark amortization, net of tax, was € 101.2 million in 2003 and € 101.3 million in 2002. Restructuring charges, net of tax, were € 17.5 million in 2003 and € 2.1 million in 2002. Excluding goodwill and trademark amortization and restructuring charges, management calculates the Group's after tax adjusted net income was € 292.9 million in 2003 and € 328.1 million in 2002.

Net Income Adjusted (Euro million except per share and share amounts)

	2003	2002	2001
Net income reported	174.2	226.8	312.5
Goodwill and trademark amortization, net of tax	101.2	101.3	104.5
Restructuring charges, net of tax	17.5	2.1	0.4
Net income adjusted(1)	292.9	330.2	417.4
Net income per share reported—diluted	1.73	2.21	3.08
Net income per share adjusted(1)—diluted	2.91	3.22	4.11
Average number of shares—diluted (million)	100.7	102.4	101.5

(1)
Excluding goodwill and trademark amortization, net of tax, and restructuring charges, net of tax.

2003 vs. 2002

Gucci Division

(Euro million)

		€2003%		€2002%		€2001%
Revenues	1,522.4	100.0%	1,536.8	100.0%	1,700.1	100.0%
Gross profit	1,064.3	69.9%	1,093.1	71.1%	1,223.6	72.0%
Operating profit before restructuring and goodwill amortization	421.9	27.7%	447.8	29.1%	518.3	30.5%
Restructuring Expenses	3.0	0.2%	0.0	0.0%	0.0	0.0%
Goodwill amortization	12.9	0.8%	16.7	1.1%	34.2	2.0%
Operating profit	406.0	26.7%	431.1	28.0%	484.1	28.5%

        In 2003 the Gucci Division produced robust financial results notwithstanding an exceptionally difficult trading environment characterized by the war in Iraq, SARS in South East Asia, an appreciating Euro and continued lackluster economic growth in Europe.

        Revenues were approximately € 1.5 billion; the gross margin approached 70%; and the operating margin before restructuring and goodwill amortization reached 27.7%. Management attributes this strong performance to a combination of factors, including Gucci's strong brand equity, collections with wide consumer appeal, a highly profitable global directly-operated store network, excellent customer service, adept inventory management to achieve high levels of full price sell-through and strict cost control.

(Euro million)

	2003 4Q €	%	2002 4Q €	%	2003 3Q €	%	2002 3Q €	%
Revenues	466.6	100.0%	442.5	100.0%	373.1	100.0%	355.7	100.0%
Operating profit before restructuring and goodwill amortization	168.5	36.1%	153.4	34.7%	100.9	27.1%	90.8	25.5%
Restructuring Expenses	0.7	0.2%	0.0	0.0%	0.0	0.0%	0.0	0.0%
Goodwill amortization	3.2	0.7%	4.0	0.9%	3.2	0.9%	4.3	1.2%
Operating profit	164.6	35.3%	149.4	33.8%	97.7	26.2%	86.5	24.3%

        While the operating profit before restructuring and goodwill amortization declined on a full year basis in 2003, trends during the year improved as witnessed by the revenue and earnings growth in the third and fourth quarters. In third quarter 2003, Gucci's revenues and operating profit before restructuring and goodwill amortization increased 4.9% and 11.2%, respectively, to € 373.1 million and € 100.9 million. Similarly, in the fourth quarter, revenues and operating profit before restructuring and goodwill amortization advanced 5.4% and 9.9%, respectively, to € 466.6 million and € 168.5 million. In the final three months of fiscal 2003, Gucci achieved record quarterly revenues and the highest operating profit and margin before restructuring and goodwill amortization in its history. The operating profit in fourth quarters 2003 and 2002 was, respectively, € 164.6 million and € 149.4 million, while that of third quarter 2003 and 2002 was respectively, € 97.7 million and € 86.5 million.

Revenues

(Euro million)

		€2003%		€2002%		€2001%
By Distribution Channel
Directly Operated Stores	1,070.4	70.3%	1,067.2	69.5%	1,162.6	68.4%
Wholesale distribution	242.5	15.9%	247.7	17.4%	284.4	16.8%
Timepiece & Jewelry Dist.	166.0	10.9%	174.0	10.0%	200.0	11.7%
Royalties	41.7	2.7%	47.6	3.1%	51.4	3.0%
Interdivisional	1.8	0.2%	0.3	0.0%	1.3	0.1%

Total	1,522.4	100.0%	1,536.8	100.0%	1,700.1	100.0%

By Product
Leather Goods	745.4	49.0%	741.5	48.2%	833.5	49.0%
Shoes	183.6	12.0%	180.5	11.7%	188.2	11.1%
Ready-To-Wear	214.6	14.0%	216.9	14.1%	249.9	14.7%
Watches	170.1	11.2%	186.2	12.1%	223.6	13.2%
Jewelry	104.5	6.9%	97.0	6.3%	83.4	4.9%
Other	60.7	4.0%	66.8	4.5%	68.8	4.0%
Royalties	41.7	2.7%	47.6	3.1%	51.4	3.0%
Interdivisional	1.8	0.2%	0.3	0.0%	1.3	0.1%

Total	1,522.4	100.0%	1,536.8	100.0%	1,700.1	100.0%

By Region
Europe	496.4	32.6%	501.6	32.6%	525.4	30.9%
United States	334.5	22.0%	321.7	20.9%	387.2	22.8%
Japan	416.2	27.3%	408.3	26.6%	441.3	26.0%
Rest of Asia	241.4	15.8%	266.9	17.4%	300.2	17.6%
Rest of World	32.1	2.1%	38.0	2.5%	44.7	2.6%
Interdivisional	1.8	0.2%	0.3	0.0%	1.3	0.1%

Total	1,522.4	100.0%	1,536.8	100.0%	1,700.1	100.0%

        Gucci Division revenues were € 1,522.4 million in 2003, compared to € 1,536.8 million in 2002 (-0.9%). The aforementioned difficult political and economic environment, particularly in the first half of 2003, weakened Gucci's revenue increases across product categories and markets, while causing modest revenue declines in certain areas (ready-to-wear; watches; Europe; Rest of Asia).

        The Gucci Division operates two business divisions: Gucci Fashion and Accessories and Gucci Timepieces.

  •
  Gucci Fashion and Accessories merchandise, produced nearly exclusively in Italy, is sold primarily through directly-operated stores ("DOS") and limited wholesale distribution channels, including mono-brand franchise stores, luxury department and specialty stores and fine travel retailers.

  •
  Gucci Timepieces, part of Gucci Group Watches, manufactures in Switzerland and distributes watches to Gucci directly-operated stores as well as to select department stores, timepiece specialty stores and travel retailers throughout the world.

Gucci Fashion and Accessories Revenues

        Gucci Fashion and Accessories revenues were € 1,393.8 million in 2003, compared to € 1,396.2 million in 2002 (-0.2%). Retail sales amounted to € 1,070.4 million in 2003, compared to € 1,067.2 million in 2002 (0.3%). An analysis of constant-currency retail sales—which management believes is the best indicator of brand performance—shows growth in most markets, and in particular those least affected by the Iraq war and macro-economic weakness. In full year 2003 retail sales on a constant currency basis increased 3.1% in Hong Kong, 27.7% in Taiwan and 27.3% in South Korea; 6.8% in Japan; and 10.4% in the United States. In the United States Gucci saw constant currency retail sales increase 3.4% in Hawaii and 12.1% on the mainland. In Europe, constant currency retail sales declined 2.2%, primarily as a result of difficult trading conditions in Italy and France, offset by excellent performance in the UK, +24.0% in constant currency. (Gucci defines constant currency growth as the difference between current year revenues and previous year's revenues, both translated into Euros using current year exchange rates.)

        Gucci finished 2003 with 187 DOS, compared to 174 at the end of 2002, a net increase of 13: 4 in Europe; 1 in the United States; 5 in Japan; and 3 in non-Japan Asia. Selling square footage in directly-operated stores was 545,471 on January 31, 2004, compared to 504,039 on January 31, 2003. Primarily as a result of the increased selling surface as well as Euro appreciation vis-à-vis the US Dollar and Japanese Yen, Gucci's sales per square foot (as calculated using the weighted average square footage during the year) declined to € 2,029 in 2003 from € 2,347 in 2002.

        Wholesale turnover—sales to department and specialty stores, duty-free retailers and franchisees as well as jewelry distribution—decreased 7.5% to € 266.4 million in 2003 from € 267.8 million in 2002 owing mainly to the fall in sales to department and specialty stores, which bought conservatively as a result of the volatile trading environment. Based on excellent sell-out of the Fall/Winter and Cruise collections, wholesale customers have placed strong re-orders for the Spring/Summer collection as well as robust orders for the Fall/Winter 2004 collection. The number of franchise boutiques was 30 as of January 31, 2004. Points-of-sale in duty-free numbered approximately 25 as of January 31, 2004.

        Royalty income declined to € 41.7 million in 2003 from € 47.6 million in 2002 due primarily to lower sales of Gucci-brand eyewear.

        Sales of leather goods, Gucci's largest product category, increased 0.5% to € 745.4 million driven by an especially successful Fall/Winter collection. Ready-to-wear sales declined 1.1% to € 214.6 million owing primarily to lower demand in Europe, a large market for Gucci apparel. Shoe sales increased 1.7% to € 183.6 million, comparatively good performance derived from the continued greater breadth and quality of the collections. Jewelry sales advanced 7.6% to € 104.5 million on an expansion of the collections to include more exclusive merchandise, continued strong growth in Japan and the impact of newly opened free standing jewelry stores in Rome, Florence and Beverly Hills. Wholesale doors for jewelry, limited to the most exclusive points of sale, numbered approximately 400 at the end of 2003.

Gucci Timepieces Revenues

        Gucci Timepieces revenues decreased 7.7% to € 155.3 million from € 168.1 million in 2002. Sales of Gucci brand watches to wholesale distribution customers, € 142.1 million in 2003 compared to € 153.9 million in 2002, declined 7.7% owing to particularly difficult trading globally and policies implemented by department and specialty stores to minimize inventory levels.

        In the course of 2003, management continued to shift the mix to higher price point product, while reducing volumes as a means of increasing exclusivity. Watch unit turnover was approximately 469,000 in 2003 compared to 510,000 in 2002; the average retail sales price reached approximately US$ 750 in 2003, compared to US$ 685 in 2002.

Gross Profit

        The Gucci Division gross margin was 69.9% in 2003, compared to 71.1% in 2002.

  •
  At Gucci Fashion and Accessories, the gross margin remained relatively stable, 69.2%, versus 69.5% in 2002 thanks to good levels of full price sell through and hedging that mitigated the negative impact of an adverse foreign exchange rate environment.

  •
  Gucci Timepieces gross margin was 64.2%, compared to 71.8% in 2002, a decline attributable mainly to the adverse impact of a weakening US Dollar, changes in product and distribution channel mix as well as inventory provisions ahead of anticipated important product launches in 2004.

Selling, general and administrative expenses

(Euro million)

		€2003%		€2002%		€2001%
Revenues	1,522.4	100.0%	1,536.8	100.0%	1,700.1	100.0%

Store	345.2	22.7%	338.5	22.0%	355.9	20.9%
General and administrative(1)	169.9	11.2%	176.9	11.5%	198.4	11.7%
Communication	76.3	5.0%	79.9	5.2%	100.2	5.9%
Selling	29.2	1.9%	29.1	1.9%	27.6	1.6%
Warehouse	21.8	1.4%	20.9	1.4%	23.2	1.4%

Selling, general & administrative	642.4	42.2%	645.3	42.0%	705.3	41.5%

Restructuring Expenses	3.0	0.2%	0.0	0.0%	0.0	0.0%

(1)
General and administrative includes among other expenses MIS, samples and design expenses

•
Store expenses increased to 32.2% of retail turnover in 2003 from 31.7% in 2002 mainly as a result of higher general expenses, while personnel and rent expenses declined.

Store expenses

(Euro million)

		€2003%		€2002%		€2001%
Store revenues	1,070.4	100.0%	1,067.2	100.0%	1,162.6	100.0%

Personnel	91.5	8.5%	92.2	8.6%	99.3	8.5%
Fixed rent	54.7	5.1%	58.5	5.5%	55.4	4.8%
Variable rent	87.3	8.2%	88.3	8.3%	91.6	7.9%
Depreciation and amortization	43.0	4.0%	40.0	3.8%	37.1	3.2%
Other	68.7	6.4%	59.5	5.5%	72.5	6.2%

Store expenses	345.2	32.2%	338.5	31.7%	355.9	30.6%

  •
  General and administrative expenses were lower by € 7.0 million (to 11.2% of revenues in 2003 from 11.5% in 2002) due to reduced discretionary expenses and lower headcount.

  •
  Communication—which includes advertising as well as the cost of fashion shows, special events, store displays and other communication and public relations initiatives—declined slightly, to € 76.3 million (5.0% of revenues) in 2003 from € 79.9 million (5.2% of revenues) in 2002. Management believes that the current level of expenditures, in combination with the amounts spent by licensees on marketing and with the significant editorial coverage from fashion shows and public relations, generates a level of public exposure for Gucci that adequately supports the brand's long-term revenue and profit growth.

  •
  Selling expenses (mainly wholesale distribution and showroom expenses) in 2003 where broadly stable compared to those in 2002, while shipping and handling expenses declined owing mainly to cost control and the decline in wholesale sales.

  •
  Restructuring expenses were € 3.0 million in 2003 and related primarily to the closure of certain stores. There were no restructuring expenses in 2002.

Operating Profit

        The Gucci Division operating profit before restructuring and goodwill amortization was € 421.9 million in 2003, compared to € 447.8 million in 2002. Management considers the operating margin before restructuring and goodwill amortization reached in 2003, 27.7% (29.1% in 2002), to be a strong performance and a reflection of its ability to manage for profit through trying economic circumstances.

    —
    Gucci Fashion and Accessories' operating profit before goodwill amortization and restructuring declined to € 388.5 million from € 402.8 million in 2002 owing to lower revenues. However, as a result of the reduction of costs, the operating margin before goodwill amortization was held at 27.8% in 2003, compared to 28.8% in 2002.

    —
    At Gucci Timepieces, lower sales and gross margin caused operating profit before restructuring and goodwill amortization to decline to € 32.8 million (21.1% of sales) from € 44.3 million (26.4% of sales) in 2002.

        Goodwill amortization at the Gucci Division was € 12.9 million in 2003, compared to € 16.7 million in 2002. At Gucci Fashion and Accessories, goodwill amortization was € 2.6 million in 2003, compared to € 8.4 million in 2002. Goodwill amortization at Gucci Timepieces was € 10.3 million in 2003, compared to € 8.2 million in 2002.

        After restructuring expenses and amortization of goodwill, the Gucci Division operating profit was € 406.0 million in 2003 (26.7% margin), compared to € 431.1 million in 2002 (28.0% margin). At Gucci Fashion and Accessories, the operating profit was € 383.7 million (27.5% margin) in 2003, compared to € 394.4 million (28.2% margin) in 2002, while at Gucci Timepieces the operating profit was € 21.7 million (14.0% margin) in 2003, compared to € 36.1 million (21.5% margin) in 2002.

Yves Saint Laurent

(Euro million)

		€2003%		€2002%		€2001%
Revenues	154.2	100.0%	146.4	100.0%	101.2	100.0%
Gross profit	79.9	51.8%	85.1	58.1%	54.6	54.0%
Operating (loss) profit before restructuring and goodwill and trademark amortization	(76.4)	(49.5%)	(64.8)	(44.3%)	(76.4)	(75.5%)
Restructuring Expenses	4.6	3.0%	0.0	0.0%	0.0	0.0%
Goodwill amortization	28.1	18.2%	23.1	15.8%	22.3	22.1%
Operating (loss) profit	(109.1)	(70.8%)	(87.9)	(60.1%)	(98.7)	(97.6%)

        2003 was a year of growth and development for Yves Saint Laurent. Critically acclaimed Spring/Summer and Fall/Winter collections and the continued development of leather goods and other accessory lines increased revenues by 5.4%, notwithstanding difficult trading in Europe where Yves Saint Laurent generates almost one half of its revenues. Retail sales advanced 20.9% on a constant currency basis in 2003.

Revenues

	2003		2002		2001
(Euro million)
	€	%	€	%	€	%
By Distribution Channel
Directly Operated Stores	94.6	61.3%	83.0	56.7%	47.4	46.8%
Wholesale distribution	50.4	32.7%	50.4	34.4%	32.3	31.9%
Royalties	9.2	6.0%	12.9	8.8%	21.4	21.2%
Interdivisional	0.0	0.0%	0.1	0.1%	0.1	0.1%

Total	154.2	100.0%	146.4	100.0%	101.2	100.0%

By Product
Ready-To-Wear	74.7	48.5%	81.1	55.4%	60.0	59.4%
Leather goods	45.3	29.4%	31.2	21.3%	8.4	8.3%
Shoes	20.0	13.0%	15.8	10.8%	9.0	8.9%
Other accessories	5.0	3.1%	5.3	3.6%	2.3	2.1%
Royalties	9.2	6.0%	12.9	8.8%	21.4	21.2%
Interdivisional	0.0	0.0%	0.1	0.1%	0.1	0.1%

Total	154.2	100.0%	146.4	100.0%	101.2	100.0%

By Region
Europe	75.0	48.6%	73.8	50.4%	53.2	52.8%
United States	46.0	29.8%	42.1	28.8%	24.0	23.8%
Japan	20.5	13.3%	17.4	11.9%	16.1	15.9%
Rest of Asia	8.9	5.8%	7.4	5.0%	5.1	5.1%
Rest of World	3.8	2.5%	5.6	3.8%	2.7	2.3%
Interdivisional	0.0	0.0%	0.1	0.1%	0.1	0.1%

Total	154.2	100.0%	146.4	100.0%	101.2	100.0%

        Sales of leather goods increased 52.9% on a constant currency basis following strong consumer interest for new lines, such as Saint Tropez and Mala Mala. Sales of shoes grew 31.5% on a constant currency basis, as consumers responded positively to the high quality product. Sales of ready-to-wear declined 3.6% on a constant currency basis, in part due to difficult trading in France and the United States, two important ready-to-wear markets for the brand.

        Strong consumer demand for Yves Saint Laurent product drove retail sales, which on a constant currency basis increased 20.9%. In the United States and Europe, the brand's two largest markets, retail sales increased 31.3% and 1.4%, respectively, on a constant currency basis. Yves Saint Laurent finished 2003 with 58 directly-operated stores, compared to 48 at the end of 2002, a net increase of 10 stores (4 in the United States; 2 in Japan; and 4 in non-Japan Asia).

        Wholesale sales increased 2.3% in constant currency, notwithstanding conservative buying policy of customers in France and the United States, which represent a large proportion of Yves Saint Laurent's wholesale business. Yves Saint Laurent had approximately 40 "three-wall" shops-in-shop in third party department and specialty stores at the end of 2003.

        Royalty income decreased 28.1% to €9.2 million in 2003 from €12.9 million in 2002, reflecting the impact of the continuation of the policy to terminate inappropriate licenses.

Profitability

        Yves Saint Laurent's gross profit declined to €79.9 million (51.8% margin) in 2003 from €85.1 million (58.1% margin in 2002). The operating loss before restructuring and goodwill and trademark amortization increased to €76.4 million in 2003 from €64.8 million in 2002 owing to continued significant expenditure for product development, stores and communication. After restructuring and amortization of goodwill and trademark, the operating loss was €109.1 million in 2003, compared to €87.9 million in 2002.

        Goodwill and trademark amortization in 2003 included €5.0 million of additional amortization of the Yves Saint Laurent watch and jewelry license that was repurchased in 2000. The additional amortization was deemed appropriate based on the forecast development of this business through 2008, the year in which the license would have expired.

        Restructuring expenses were €4.6 million in 2003 and related primarily to store closures and severance indemnities. There were no restructuring expenses in 2002.

YSL Beauté

	2003		2002(1)		2001(1)
(Euro million)
	€	%	€	%	€	%
Revenues	614.7	100.0%	599.0	100.0%	569.6	100.0%
Gross profit	444.3	72.3%	444.4	74.2%	424.1	74.5%
Operating profit before restructuring and goodwill amortization	20.9	3.4%	41.2	6.9%	31.1	5.5%
Restructuring Expenses	2.8	0.5%	3.1	0.5%	0.0	0.0%
Goodwill amortization	52.2	8.5%	52.3	8.7%	49.4	8.7%
Operating (loss)	(34.1)	(5.5%)	(14.2)	(2.4%)	(18.3)	(3.2%)

(1)
Restated to include Boucheron fragrance business, integrated in YSL Beauté as of February 1, 2003.

        In 2003, YSL Beauté posted sales €614.7 million, compared to €599.0 million in 2002, and operating profit before restructuring and goodwill and trademark amortization of €20.9 million (3.4% margin), versus €41.2 million in 2002.

Revenues

	2003		2002(1)		2001(1)
(Euro million)
	€	%	€	%	€	%
By Activity
Yves Saint Laurent Fragrances	239.3	38.9%	236.1	39.4%	223.3	39.2%
Yves Saint Laurent Cosmetics and Skincare	166.7	27.1%	161.3	26.9%	146.5	25.7%

Yves Saint Laurent Total	406.0	66.1%	397.4	66.3%	369.8	64.9%
Roger & Gallet and Licensed brands	208.5	33.9%	201.4	33.6%	199.6	35.0%
Interdivisional	0.2	0.0%	0.2	0.1%	0.2	0.1%

Total	614.7	100.0%	599.0	100.0%	569.6	100.0%

By Region
Europe	412.5	67.1%	366.6	61.2%	347.7	61.0%
United States	100.4	16.3%	100.6	16.8%	93.2	16.4%
Japan	29.6	4.8%	30.6	5.1%	32.4	5.7%
Rest of Asia	23.1	3.8%	21.0	3.5%	14.9	2.6%
Rest of World(2)	48.9	8.0%	80.0	13.4%	81.2	14.3%
Interdivisional	0.2	0.0%	0.2	0.0%	0.2	0.0%

Total	614.7	100.0%	599.0	100.0%	569.6	100.0%

(1)
Restated to include Boucheron fragrance business, integrated in YSL Beauté as of February 1, 2003.

(2)
Includes non-US North America, exports and duty-free to Latin America, Africa, Middle East (where no distribution subsidiaries exist)

        YSL Beauté revenues increased 6.1% on a constant currency basis to €614.7 million, thanks primarily to growth at Yves Saint Laurent and Roger & Gallet brand product and the launch of new fragrances for Alexander McQueen, Stella McCartney and Ermenegildo Zegna.

        Sales in Europe increased 3.8% on a constant currency basis, driven by good growth in Italy, while sales in the United States increased 10.0% on a constant currency basis. On a constant currency basis, sales in Japan increased 1.1%, while sales in non-Japan Asia increased 16.9%.

Yves Saint Laurent Fragrances, Cosmetics and Skincare

        Yves Saint Laurent sales increased 5.5% on a constant currency basis to €406.0 million. Sales of women's fragrances increased 2.7% in constant currency thanks primarily to the relaunch of the Rive Gauche fragrance. Similarly, sales of men's fragrances advanced 6.5% in constant currency owing mainly to the growth from Rive Gauche pour Homme. Sales of make-up and skin-care grew 8.5% on a constant currency basis as the brand continued its healthy growth in these product categories, driven both by strong product collections and continuously improving positioning in key points of sale such as department store counter counters.

Other Brands Fragrances, Cosmetics and Skincare

        Roger & Gallet sales increased 6.2% on a constant currency basis, helped in part by the launch of a new fragrance, Ginger. Sales from fragrances manufactured and distributed under license increased owing principally to the launch of fragrances for new brands Ermenegildo Zegna (Essenza di Zegna), Alexander McQueen (Kingdom) and Stella McCartney (Stella).

Profitability

        The gross profit was €444.3 million (72.3% margin) in 2003, compared to €444.4 million (74.2% margin) in 2002. Operating expenses rose as a proportion of sales—68.9% of revenues (€423.3 million) in 2003, versus 67.3% of revenues (€403.2 million) in 2002—owing in part to the launch of fragrances for the new brands (Ermenegildo Zegna; Alexander McQueen; Stella McCartney) and negative operating leverage.

        Communication expenses were €136.3 million (22.2% of revenues) compared to €129.3 million (21.6% of revenues). Selling expenses as a proportion of revenues were 23.3% (€143.4 million) in 2003, compared to 22.6% (€135.4 million) in 2002. General and administrative expenses (which include general, MIS and design expenses) were 14.9% of sales (€92.0 million in 2003) and 13.8% of sales (€83.0 million in 2002). Restructuring expenses amounted to €2.8 million in 2003, primarily for severance indemnities. Restructuring expenses, €3.1 million in 2002, related primarily to the integration of Boucheron fragrance operations into YSL Beauté.

        Negative operating leverage led YSL Beauté's operating profit before restructuring and goodwill and trademark amortization to decrease to €20.9 million (3.4% margin) in 2003 from €41.2 million (6.9% margin) in 2002.

        Goodwill and trademark amortization amounted to €52.2 million in 2003 and €52.3 million 2002. After restructuring and goodwill and trademark amortization, YSL Beauté generated an operating loss of €34.1 million in 2003, compared to a loss of €14.2 million in 2002.

Other Operations

	2003		2002(1)		2001(1)
(Euro million)
	€	%	€	%	€	%
Revenues	348.3	100.0%	299.5	100.0%	203.4	100.0%
Operating loss before restructuring and goodwill and trademark amortization	(62.6)	(18.0%)	(80.9)	(27.0%)	(39.1)	(19.2%)
Restructuring Expenses	16.3	4.7%	0.1	0.0%	0.0	0.0%
Goodwill and trademark amortization	32.4	9.3%	34.3	11.5%	24.3	11.9%
Operating loss	(111.3)	(31.9%)	(115.3)	(38.5%)	(63.4)	(31.2%)

(1)
Restated not to include Boucheron fragrance business, integrated in YSL Beauté as of February 1, 2003.

        The Group's Other Operations include Sergio Rossi, Boucheron, Bottega Veneta, Bédat & Co., the Emerging Brands (Stella McCartney, Alexander McQueen and Balenciaga) and certain Industrial Operations. Collectively, the businesses included under Other Operations generated revenues of €348.3 million in 2003 and €299.5 million in 2002. The increase in revenues owed primarily to strong sales growth at Bottega Veneta, Sergio Rossi and the Emerging Brands.

        The Other Operations collectively generated an operating loss before restructuring and goodwill and trademark amortization of €62.6 million in 2003 and €80.9 million in 2002, a decrease attributable primarily to lower losses at Boucheron and the Emerging Brands.

        Restructuring expenses, €16.3 million in 2003, related primarily to the cost of planned store closings and severance payments, as well as provisions for inventory obsolescence.

Sergio Rossi

        Thanks to commercially strong collections, particularly the Fall/Winter product, Sergio Rossi achieved double digit retail sales growth in 2003. Retail sales growth was especially robust in the

United States and Japan, two key markets in which Sergio Rossi aims to build brand recognition and revenues. Wholesale sales declined, in part owing to conservative purchasing from department and specialty stores in a volatile and uncertain trading environment. As of January 31, 2004, Sergio Rossi had 41 directly-operated stores. In 2003 the company fully opened a new production and administrative facility, located near San Mauro Pascoli, Italy.

Boucheron

        Boucheron pursued its strategy to broaden its product offering, focus on its key European markets and Japan and reduce significantly its losses. The Company launched the Not Bourgeois jewelry collection as well as more accessibly priced jewelry lines and the MEC watch. As of January 31, 2004, Boucheron had 25 directly-operated stores.

Bottega Veneta

        Bottega Veneta's commercially successful collections allowed the brand to achieve revenue growth in constant currency in excess of 35% and constant currency retail sales growth of 56.4%. Measured on a constant currency basis, sales of leather goods, approximately 75% of revenues, increased in excess of 30%, while retail sales in the United States, Japan and non-Japan Asia advanced 83.7%, 48.1% and 98.9%, respectively. As of January 31, 2004, Bottega Veneta had 62 directly-operated stores.

Bédat & Co.

        Bédat & Co continued to build distribution in key markets—Europe, the United States and Asia—in cooperation with Gucci Group Watches.

Emerging Brands

        Stella McCartney, Alexander McQueen and Balenciaga achieved strong revenue growth in 2003, while having further enhanced their product offerings and distribution. Collectively, revenues for the three brands increased approximately 70%, led by retail sales, which in constant currency tripled in 2003. Stella McCartney and Alexander McQueen each opened a store in London in Spring 2003 (Stella McCartney off Bond Street; Alexander McQueen on Bond Street) and each launched its first perfume (Stella McCartney Stella; Alexander McQueen Kingdom). Strong revenue growth allowed the emerging brands to reduce losses materially in 2003.

Other Items

Goodwill and Trademark Amortization

        Goodwill and trademark amortization was €125.6 million, or €101.2 million net of deferred tax, in 2003, compared to €126.4 million, or €101.3 million net of deferred tax, in 2002.

Net Financial Income

        Net financial income was €11.9 million in 2003, compared to €62.7 million in 2002. The decline in net interest income owed principally to: i) the reduction of the average balance of net cash due to the Company's repurchase of 3,203,987 of its own shares for an aggregate cost of €281.6 million as well as the €1,347.0 million return of capital to shareholders effected on October 2, 2003; ii) the continuing fall in short-term Euro interest rates in 2003 which lowered the yield on the short duration, Euro-denominated securities in which the Group invested its cash. The gross yield derived from the cash under management was 2.4% in 2003, compared to 3.2% in 2002.

Taxes

        The Group's effective tax rate was negative in 2003, compared to 8.0% in 2002. The negative tax rate in 2003 resulted from: i) a 21.0% effective tax rate on Group operating profit before goodwill and trademark amortization; ii) a negative €11.9 million effective tax on net financial income, which the Group achieved through a low tax rate (approximately 5%) on most interest income and full tax deductibility in higher tax jurisdictions such as Japan, Italy and the United States, on most interest expense; iii) €44.0 million of tax on trademark amortization; iv) €28.0 million of tax charges to provide valuation allowances against deferred tax assets related to losses carried forward.

Net Income and Net Income per Share

        Minority interests, primarily third party interests in Sergio Rossi, Bottega Veneta, the Emerging Brands and certain Gucci retail subsidiaries were positive €6.8 million in 2003, as a result of losses at certain companies. In 2002 minority interests were positive €5.1 million.

        Group net income after minority interests was €174.2 million in 2003, compared to €226.8 million in 2002.

2002 vs. 2001

        On February 1, 2003, YSL Beauté integrated into its structure the marketing and worldwide distribution activities of Boucheron fragrances, which previously were part of Boucheron (Other Operations). The discussion below, 2002 vs. 2001, does not take into consideration this change.

Gucci Division

        In 2002 the Gucci Division produced robust financial results notwithstanding an exceptionally difficult trading environment characterized by sluggish economic growth in the United States, Europe and Japan and sharp declines in travel and tourism brought on by the continued threat of terrorism and, beginning in summer 2002, the possibility of war in Iraq. Revenues were approximately €1.5 billion; the gross margin exceeded 71%; and the operating margin before goodwill amortization surpassed 29%, approaching management's beginning year target of 30%.

Revenues

        Gucci Division revenues were €1,536.8 million in 2002, compared to €1,700.1 million in 2001 (-9.6%). The aforementioned difficult political economic environment caused Gucci to experience revenue declines across most of its product categories and major markets.

Gucci Fashion and Accessories Revenues

        Gucci Fashion and Accessories revenues were €1,396.2 million in 2002, compared to €1,530.9 million in 2001 (-8.8%). Retail sales amounted to €1,067.2 million in 2002, compared to €1,162.6 million in 2001 (-8.2%). An analysis of constant-currency retail sales growth—which management believes is the best indicator of brand performance—shows positive trends in those markets furthest from economic malaise and the threat of terrorism and war, the Far East, and negative trends in those markets most affected by the harsh political-economic environment, United States and Europe. In full year 2002 retail sales on a constant currency basis increased 9.0% in Taiwan, 19.5% in South Korea and 0.3% in Japan, while having declined 7.4% in Europe and 14.7% in the United States. Within the United States Gucci saw constant currency retail sales decrease 17.4% in Hawaii and 14.1% on the mainland as economic stagnation led to lower demand in such key markets as New York and Beverly Hills.

        Gucci finished 2002 with 174 DOS, compared to 163 at the end of 2001. In 2002 the Company opened 19 stores (5 in Europe, including a flagship on Avenue Montaigne in Paris; 5 in the United States, including important stores on Madison Avenue in New York and in Honu Hawaii; 6 in Japan; and 3 in non-Japan Asia, including a flagship in Taipei). Gucci closed 8 stores in 2002.

        Wholesale turnover—sales to department and specialty stores, duty-free retailers and franchisees—decreased 10.4% to €267.8 million in 2002 from €298.8 million in 2001 owing mainly to the sharp 38.0% fall in sales to duty-free and travel retailers, caused primarily by the significant decline in their business in the aftermath of the events of September 11, 2001. Sales to franchisees and specialty and department stores were stable in 2002 compared to 2001. The number of franchise boutiques was 31 as of January 31, 2003, following the closure of certain stores in the Americas and the Middle East. Points-of-sale in duty-free numbered approximately 25 as of January 31, 2003.

        Royalty income declined to €47.6 million in 2002 from €51.4 million in 2001 due primarily to modestly lower sales of Gucci-brand eyewear.

        Sales of leather goods, Gucci's largest product category, declined 11.0% to €741.5 million as weak local customer demand and declining tourism led to lower sales of handbags and small leather goods. Sales of luggage increased in 2002 thanks in part to good demand for totes and messenger bags. Ready-to-wear sales declined 13.2% to €216.9 million owing primarily to lower demand in Europe and the United States, two large markets for Gucci apparel. Shoe sales declined 4.1% to €180.5 million, comparatively good performance that derived from the greater breadth and quality of the 2002 collections. Jewelry sales advanced 16.3% to €97.0 million on an expansion of the collections to include more exclusive merchandise and continued strong growth in Japan. Wholesale doors for jewelry, limited to the most exclusive points of sale, numbered approximately 295 at the end of 2002.

Gucci Timepieces Revenues

        Gucci Timepieces revenues declined 18.4% to €168.1 million from €206.1 million in 2001. Sales of Gucci brand watches to third party customers, €153.9 million in 2002 compared to €186.0 million in 2001, declined 17.3% owing to particularly difficult trading globally and policies implemented by department and specialty stores to minimize inventory levels.

Gross Profit

        The Gucci Division gross margin was 71.1% in 2002, compared to 72.0% in 2001.

  •
  At Gucci Fashion and Accessories, the gross margin declined to 69.5% from 70.9% in 2001 owing principally to: i) negative operating leverage; ii) the decline in high margin leather goods sales; iii) modestly higher levels of mark-downs; and iv) the appreciation of the Euro compared to the US Dollar and the Japanese Yen.

  •
  Gucci Timepieces gross margin was 71.7% in 2002, compared to 71.0% in 2001, a slight decline attributable mainly to negative operating leverage and an evolution in the product mix.

Selling, general and administrative expenses

  •
  Store expenses increased to 31.7% of retail turnover in 2002 from 30.6% in 2001 as a result mainly of higher fixed rent and depreciation due to the opening and expansion of stores in Europe and the United States. Variable rent declined in absolute and relative terms owing mainly to the lower sales in Japan, where shops-in-shop operate on a variable rent structure. Personnel and other costs declined because of both the variable nature of these expenses and management's cost control initiatives, including the reduction of store personnel effected in December 2001.

  •
  Management cut general and administrative expenses by €21.5 million (to 11.5% of revenues in 2002 from 11.7% in 2001) by reducing discretionary expenses and lowering headcount—particularly in the United States in the course of fall 2001.

  •
  Communication—which includes advertising as well as the cost of fashion shows, special events, store displays and other communication and public relations initiatives—declined to €79.9 million (5.2% of revenues) in 2002 from €100.2 million (5.9% of revenues) in 2001.

  •
  Selling expenses (mainly wholesale distribution and showroom expenses) in 2002 where broadly stable compared to those in 2001, while shipping and handling expenses declined owing mainly to cost control and the decline in wholesale sales.

Operating Profit

        The Gucci Division operating profit before goodwill amortization was €447.8 million in 2002, compared to €518.3 million in 2001. Management considers the operating margin before goodwill amortization reached in 2002, 29.1% (30.5% in 2001), to be a strong performance given the decline of revenues and a reflection of its ability to manage for profit through trying economic circumstances.

        Gucci Fashion and Accessories' operating profit before goodwill amortization declined to €402.8 million from €461.2 million in 2001 owing to lower revenues. However, as a result of the reduction of costs, the operating margin before goodwill amortization was held at 28.8% in 2002, compared to 30.1% in 2001. At Gucci Timepieces, lower sales and the attendant negative operating leverage led to a decline in the operating profit before goodwill amortization to €44.3 million (26.4% margin) in 2002 from €59.4 million (28.8% margin) in 2001.

        Goodwill amortization at the Gucci Division was €16.7 million in 2002, compared to €34.2 million in 2001. At Gucci Fashion and Accessories, goodwill amortization fell to €8.4 million in 2002 from €26.6 million in 2001 because the goodwill related to the acquisition of the women's ready-to-wear production activity in late 2000 was fully amortized as of January 31, 2002. Goodwill amortization at Gucci Timepieces was €8.2 million in 2002, compared to €7.7 million in 2001.

        After amortization of goodwill, the Gucci Division operating profit was €431.1 million in 2002 (28.0% margin), compared to €484.1 million (28.5% margin) in 2001. At Gucci Fashion and Accessories, the operating profit was €394.4 million (28.2% margin) in 2002, compared to €434.6 million (28.4% margin) in 2001, while at Gucci Timepieces the operating profit was €36.1 million (21.5% margin) in 2002, compared to €51.7 million (25.1% margin) in 2001.

Yves Saint Laurent

        During 2002, the brand's position in the luxury goods market strengthened significantly. In mid 2002, the Council of Fashion Designers of America (CFDA) recognized Tom Ford as Accessories Designer of the Year for his work at Yves Saint Laurent (which followed the honor of Ready-to-wear Designer of the Year in 2001). Management significantly enhanced the product offering, not only in women's and men's ready-to-wear, but also in accessories. The leather goods collection expanded substantially with the launch of Mombasa in Spring 2002 and the introduction of the Colonial and Marquise lines in Fall 2002. Following the license agreement signed with Safilo in 2001, Yves Saint Laurent launched eyewear globally in Spring 2002. Control of the brand increased further as management cut unwanted contracts with certain licensees to 6 at year end 2002 from 15 at year end 2001 and expanded significantly retail and wholesale distribution.

        The number of directly-operated stores was 48 as of January 31, 2003, compared to 43 on January 31, 2002. In the course of 2002, Yves Saint Laurent opened a number of large stores, including a 10,000 square foot flagship on via Montenapoleone in Milan. Yves Saint Laurent's strong sales growth and increasing brand equity reinforced its position with leading US and European department and specialty stores, which by year end 2002 had made significant investments in the brand by building approximately 30 "hard format" shops-in-shop, often at their own expense and in prime locations in their stores.

Revenues

        Ready-to-wear sales advanced 40.2% on a constant currency basis to € 81.1 million in 2002 reflecting Yves Saint Laurent's momentum in this core product category. Sales of leather goods increased 288.1% on a constant currency basis following strong consumer interest for new lines, Mombasa, launched in Spring 2002, and Colonial and Marquise, introduced in Fall 2002. Sales of shoes grew 86.2% on a constant currency basis, as consumers responded positively to the high quality product (which is manufactured and sup-plied by Sergio Rossi).

        Strong consumer demand for Yves Saint Laurent product drove both retail and wholesale sales. On a constant currency basis, retail sales increased 81.0% in 2002. In the United States and France, the brand's two largest markets, retail sales increased 107.5% and 27.2%, respectively, on a constant currency basis. Yves Saint Laurent finished 2002 with 48 directly-operated stores, compared to 43 at the end of 2001, having opened 6 stores (3 in Europe, including a flagship on via Montenapoleone in Milan; 2 in the United States; and 1 in non-Japan Asia) and closed 1 store in the course of 2002.

        Key store openings for 2003 include: Rue Faubourg Saint Honoré in Paris; Rodeo Drive in Beverly Hills; Bond Street in London; 57th Street off of Fifth Avenue in New York; Canton Road in Hong Kong; and via Condotti in Rome.

        Wholesale sales increased 56.2% in 2002. Most of Yves Saint Laurent's wholesale business is sales to leading specialty and department stores, mainly in the United States and Europe. These retail partners had approximately 30 "three-wall" shops-in-shop for the brand at the end of 2002.

        Royalty income declined by almost 50% to € 12.9 million in 2002 from € 21.4 million in 2001 as management ended inappropriate contracts with certain licensees (6 as of January 31, 2003, down from 15 as of January 31, 2002).

Profitability

        Notwithstanding the substantial drop in royalty income and owing to the strong retail and leather goods sales and good full price sell through, Yves Saint Laurent increased its gross profit to € 85.1 million (58.1% margin) in 2002 from € 54.6 million (54.0% margin) in 2001.

        The operating loss before goodwill and trademark amortization declined to € 64.8 million in 2002 from € 76.4 million in 2001 on the back of the strong revenue growth and the higher gross profit and despite continued significant investment in product and stores and higher communication spend. In order to support the strong collections, particularly the Fall/Winter lines, management increased communication expenses to € 36.5 million in 2002 from € 32.6 million in 2001.

YSL Beauté

        YSL Beauté posted both sales and profit growth in 2002, as it benefited from the significant restructuring program begun in mid-2000 and completed in mid-2002. In the course of the restructuring program, management terminated known grey market sales of Yves Saint Laurent brand fragrances and cosmetics, while reducing by approximately 6,000 the number of points of sale to 16,000 worldwide. Management also restructured key distribution affiliates, reducing headcount, putting in place new regional managers and establishing business practices designed to support the long-term success of YSL Beauté's brands.

Revenues

        YSL Beauté revenues increased 6.0% (or 8.4% on a constant currency basis) to € 549.7 million in 2002 from € 518.5 million in 2001. Sales growth was particularly strong in the fourth quarter, having advanced 15.8% on a constant currency basis.

        The sales growth owed to several factors. First, the tighter distribution structure established since 2000 helped YSL Beauté, and Yves Saint Laurent in particular, to reinforce its position with leading department stores and specialty retailers worldwide. Second, the business benefited from improved management, both at the corporate center, and among the key regional markets, as several new highly qualified managers were added. Finally, YSL Beauté launched new lines in the course of 2002, which greatly stimulated demand for several of the brands, Yves Saint Laurent in particular.

        Sales in Europe increased 5.9% on a constant currency basis to € 347.0 million thanks mainly to good performance from Yves Saint Laurent across the continent and growth at Roger & Gallet. Sales in the United States increased 17.2% on a constant currency basis to € 82.7 million owing mainly to the strengthened position of Yves Saint Laurent in department and specialty stores following termination of the known parallel and grey market trade and good performance from Yves Saint Laurent brand make-up and skincare and from Opium. Sales in Japan increased 13.8% on a constant currency basis to € 30.6 million, supported by the good performance of Yves Saint Laurent make-up and skincare products. Sales in non-Japan Asia increased 16.5% on a constant currency basis to € 17.1 million. Sales in the rest of the world—which includes duty-free and export sales to the Americas and the Middle East—increased 7.9% on a constant currency basis to € 70.5 million primarily as a result of higher travel and duty-free sales.

Yves Saint Laurent Fragrances, Cosmetics and Skincare

        Yves Saint Laurent sales increased 7.5%—or 9.9% on a constant currency basis—to € 397.4 million in 2002 from € 369.8 million in 2001. Sales of women's fragrance in 2002 were approximately equal that of 2001. Sales of the core fragrances Opium and Paris advanced at a double digit and a high single digit pace, respectively, on a constant currency basis in 2002. Sales of Nu (launched in late 2001) declined. Sales of men's fragrances increased 24.8% on a constant currency basis in 2002, driven by double digit growth from Kouros and the launch of M7 in Fall 2002. Continued strong demand for the Ligne Intense collection and the lipstick Rouge Eclat drove make-up sales growth by 17.9% on a constant currency basis.

        Sales of skincare were stable as management curtailed sell-in in second half 2002 ahead of the launch of new product lines which will begin in 2003.

Other Brands Fragrances, Cosmetics and Skincare

        Roger & Gallet sales increased at a mid-single digit rate on a constant currency basis, driven by demand for new men's products and notwithstanding difficult trading in certain export markets.

        Sales from fragrances manufactured and distributed under license (Oscar de la Renta; Van Cleef & Arpels; Fendi) increased collectively on a constant currency basis. Oscar de la Renta, distributed principally in the Americas, increased sales on the back of the launch of Intrusion. The launch of Murmure and growth of the fragrance First lifted Van Cleef & Arpels sales in 2002. Fendi sales declined principally as a result of lower turnover from fragrance Theorema Uomo.

Profitability

        Gross profit reached € 408.0 million (74.2% margin) in 2002, compared to € 385.4 million (74.3% margin) in 2001.

        Management's strict cost control, in combination with past restructuring initiatives, led to a relative fall in operating expenses to 67.2% of revenues (€ 369.4 million) in 2002 from 67.8% (€ 351.5 million) in 2001. Communication expenses increased to € 115.2 million (21.0% of revenues) from € 113.7 million (21.9% of revenues), mainly as a result of continued advertising for core Yves Saint Laurent products and support for the new men's fragrance, M7. The further reduction in points of sales, cost control and positive operating leverage combined to fractionally lower selling expenses as a proportion of revenues, to 22.6% (€ 124.4 million) in 2002 compared to 22.9% (€ 118.8 million) in 2001. Management's cost control efforts maintained general and administrative expenses (which also include samples, MIS and design) to 13.3% of sales (€ 73.3 million in 2002 and € 68.8 million in 2001).

        YSL Beauté's operating profit before goodwill and trademark amortization increased to € 38.6 million (7.0% margin) in 2002 from € 33.9 million (6.5% margin) in 2001. The 50 basis point increase in the margin, in line with management beginning year expectations, owed to a combination of factors, including cost control, positive operating leverage and the growth from Yves Saint Laurent brand products, which in 2002 generated an operating margin before goodwill and trademark amortization of approximately 10%.

        Goodwill and trademark amortization amounted to € 41.1 million in 2002, compared to € 38.2 million in 2001. After goodwill and trademark amortization, YSL Beauté generated an operating loss of € 2.5 million in 2002, compared to a € 4.3 million operating loss in 2001.

Other Operations

        In 2002 and 2001, the Group's Other Operations included Sergio Rossi, Boucheron, Bottega Veneta, Bédat & Co., the Emerging Brands (Stella McCartney, Alexander McQueen and Balenciaga) and certain Industrial Operations. Collectively, the businesses included under Other Operations generated revenues of € 350.8 million in 2002 and € 254.6 million in 2001. The increase in revenues owed to several factors, including strong sales growth at Bottega Veneta, Sergio Rossi and the Emerging Brands and the full year consolidation of the Emerging Brands and certain Industrial Operations, which were consolidated for less than 12 months in 2001.

        The Other Operations collectively generated an operating loss before goodwill and trademark amortization of € 81.3 million in 2002 and € 41.9 million in 2001, an increase attributable primarily to higher losses at Boucheron, Bottega Veneta as well as the Emerging Brands, all of which were in start-up phase in 2002. In 2002, the Other Operations incurred certain charges: in Boucheron, € 4.5 million of special inventory provisions which will allow the substitution of older product lines with the newly developing lines reflecting the new direction of the brand, and € 3.5 million of restructuring expenses connected to the transfer of the perfume activities to YSL Beauté; in Balenciaga, € 3.0 million related to the issue of shares of Balenciaga S.A. to the creative director Nicolas Ghesquière, as required by his agreement with the Group.

Sergio Rossi

        Notwithstanding the difficult economic environment and thanks to strong retail sales, Sergio Rossi achieved double digit, constant currency revenue growth in 2002. Women's shoes, approximately 90% of revenues, registered double digit sales growth. Sergio Rossi increased its directly-operated stores to 40 from 31 in 2002, following the opening of several important stores, including on Madison Avenue in New York (replacing a previous store), Bond Street in London, Rodeo Drive in Beverly Hills, Ala Moana in Hawaii and the first men's only shoe boutique on via della Spiga in Milan. In 2002 and early 2003, Sergio Rossi continued the construction of its production and administrative facility, located near San Mauro Pascoli, which opened in Spring 2003.

Boucheron

        In 2002, Boucheron launched the first new jewelry collection created under new management, Beauté Dangereuse, and expanded its retail network. It opened important stores in Ginza Tokyo, on Bond Street in London and via Montenapoleone in Milan. Also in 2002, Boucheron continued development of a new collection of accessibly priced jewelry, which will be launched during 2003 and continued the build-out of two key stores, on Fifth Avenue in New York and Rue Faubourg Saint Honoré in Paris, which will open in 2003. As of January 31, 2003 Boucheron had 25 directly-operated stores.

Bottega Veneta

        Bottega Veneta achieved outstanding growth in 2002. On a constant currency basis, revenues increased 69.1% in the full year and 90.5% in the fourth quarter as both the Spring/Summer and Fall/Winter lines generated excellent demand from consumers and the trade. Bottega Veneta opened important stores on via Montenapoleone in Milan, Sloane Street in London and Rue Faubourg Saint Honoré in Paris in 2002, while developing points of sale in select specialty retailers in the United States and Europe. As of January 31, 2003 Bottega Veneta had 58 directly-operated stores.

Bédat & Co.

        In 2002, Bédat & Co. continued to enhance distribution in Europe, the United States and Asia, while working closely with Gucci Group Watches to maximize synergies.

Emerging Brands

        Each Emerging Brand—Stella McCartney, Alexander McQueen and Balenciaga—achieved strong revenue growth in 2002 on the back of critically acclaimed collections. Both Stella McCartney and Alexander McQueen opened a directly-operated store on 14th Street in New York in mid-2002. Both also opened a store in London—Stella McCartney off Bond Street; Alexander McQueen on Bond Street—in Spring 2003. In 2002, Balenciaga refurbished its flagship in Paris and opened a store on 22nd Street in New York.

Other Items

Goodwill and Trademark Amortization

        Goodwill and trademark amortization was € 126.4 million, or € 101.3 million net of deferred tax, in 2002, compared to € 130.2 million, or € 104.5 million net of deferred tax, in 2001. The decrease owed principally to the complete amortization of goodwill related to the acquisition of Gucci's former women's ready-to-wear licensee as of January 31, 2002.

Net Financial Income

        Net financial income was € 62.7 million in 2002, compared to € 88.1 million in 2001. The decline in net interest income owed principally to: i) the fall in short-term Euro interest rates in 2002 which lowered the yield on the short duration, Euro-denominated securities in which the Group invested its cash; and ii) a modest reduction of the average balance of net cash, which derived from cash outflows related to capital expenditures and the purchase of 1,800,595 Company's own shares during 2002. The yield derived from the cash under management was 3.2% in 2002, compared to 4.4% in 2001.

Taxes

        The Group's effective tax rate was unusually low in 2002, 8.0%, compared to 16.0% in 2001. This rate in part reflected the reversal of tax risk provisions made in prior years following the successful conclusion of certain tax audits during the fourth quarter of 2002. Other salient components of the effective tax rate included: i) a 21.0% effective tax rate on Group operating profit before goodwill and trademark amortization; ii) a negative € 9.1 million effective tax on net financial income, which the Group achieved through a low tax rate (approximately 5%) on most interest income and full tax deductibility in higher tax jurisdictions such as Japan, Italy and the United States, on most interest expense; iii) € 25.1 million of non-cash deferred tax credits on trademark amortization.

Net Income and Net Income per Share

        Minority interests, primarily third party interests in Sergio Rossi, Bottega Veneta, the Emerging Brands and certain Gucci retail subsidiaries were positive € 5.1 million in 2002, as a result of losses at certain recently acquired companies. In 2001 minority interests were positive € 3.4 million.

        Group net income after minority interests was € 226.8 million in 2002, compared to € 312.5 million in 2001.

Acquisitions

        The strategic alliance between Gucci Group and PPR—implemented through the Strategic Investment Agreement ("SIA"), entered into on March 19, 1999 and amended on September 10, 2001—foresees that the Group utilize funds from the capital increase to PPR to finance acquisitions with the objective to become a multi-brand luxury goods group. The brands the Company thus far has acquired in the context of the SIA are the following:

Company	% Ownership	Acquired in
Balenciaga	91.0	July 2001
Alexander McQueen	51.0	July 2001
Stella McCartney	50.0	April 2001
Di Modolo	100.0	April 2001
Bottega Veneta	78.5	February 2001
Bédat & Co.	85.0	December 2000
Boucheron	100.0	June 2000
Yves Saint Laurent	100.0	December 1999
YSL Beauté	100.0	December 1999
Sergio Rossi	100.0	November 1999	(1)

(1)
In January 2004 the Group acquired the 30% minority interest of Sergio Rossi. The sellers have retained the right to dividends and voting powers with respect to the 30% interest sold until January 31, 2007 and have a call option—the right to repurchase a 28.5% interest—on that date.

        In addition to the above-mentioned brands, the Company has acquired a number of real estate assets, industrial activities and franchise businesses with the objective of strengthening its business. At present, management has no plans to make significant acquisitions. However, the Company may make further selective acquisitions, and future Group results may vary depending on the nature, number and timing of future acquisitions.

Commitments and Contingencies

        The Company's total contractual and commercial obligations as of January 31, 2004 totaled € 2,793.8 million (€ 3,107.4 million as at January 31, 2003).

  •
  Financial debt, including bank overdrafts, short-term loans and long-term payables, was € 1,742.0 million as at January 31, 2004 (€ 1,732.0 million as at January 31, 2003).

  •
  Operating lease commitments were € 863.1 million as at January 31, 2004. Store leases in particular represent a major financial commitment, and the minimum future store lease rentals for contracts with fixed rental payments amounted to € 720.2 million at January 31, 2004 (€ 763.5 million at January 31, 2003). The present value of the minimum store rental payments calculated using current market interest rates was € 601.4 million at January 31, 2004 (€ 629.0 million at January 31, 2003), of which Gucci Division accounted for € 303.6 million at January 31, 2004 (€ 313.7 million at January 31, 2003). A significant portion of the Group's retail space is rented under lease contracts that provide partially or entirely for variable rent calculated as a percentage of sales. Such rental payments amounted to € 102.3 million in 2003 (€ 100.1 million in 2002).

  •
  Finance lease commitments, calculated as the present value of minimum lease payments, were € 99.4 million as at January 31, 2004 and reflected on the balance sheet as a liability.

  •
  Supplier purchase obligations were € 89.3 million as at January 31, 2004 (€ 134.5 million at January 31, 2003).

Contractual and commercial obligations

	Total	<1 year	2-3 years	4-5 years	>5 years
Financial debt, current and non-current	1,742.0	423.7	926.5	218.4	173.4
Operating leases	863.1	115.6	208.9	176.0	362.6
Capital leases	99.4	2.4	5.4	6.1	85.5
Supplier purchase obligations	89.3	76.9	9.4	3.0	0.0

Total contractual and commercial obligations	2,793.8	618.6	1,150.2	403.5	621.5

        The Group had certain contingent liabilities and commitments as at January 31, 2004:

  •
  Letter of Credit: In the context of the Settlement Agreement among Gucci Group, LVMH and PPR, the Gucci Group procured a Letter of Credit for the benefit of shareholders other than PPR and LVMH in the amount of US$ 230.0 million, which will be made available to the "independent" shareholders in the event that PPR fails to consummate an offer to acquire all outstanding shares in accordance with the Restated SIA.

        The letter of credit is secured by a US$ 245 million of bond classified as a short-term financial asset.

  •
  Minority shareholders and partnerships: Certain minority shareholders of the Group's companies have the right through put options to sell their interests in these companies to the Gucci Group in the future. These contractual agreements between the Gucci Group and these minority shareholders extend for periods up to fifteen years. In most cases the exercise price of a put option depends on the future financial performance and valuation of the company to which that put option is related. It is not possible to estimate the amounts payable under the options as they will depend on the future performance of the related companies. Assuming all Put options were exercised on January 31, 2004, the amount payable would have been € 84.4 million. This amount includes the minimum exercise price of certain of the put/call options which the Company may be obligated to pay in the years to come. At January 31, 2004, these minimum commitments totaled € 15.9 million, € 4.8 million of which related to put options expiring by January 31, 2005. (For additional information see Note 20 to the consolidated financial statements, Item 18, page 138).

  •
  Acquisition of Assets: The Company has entered into certain agreements primarily for the acquisition of fixed assets. These commitments as at January 31, 2004 were € 27.6 million.

Impact of changes in exchange rates

        As of February 1, 2002, the Group began to report its financial performance in Euros. Management based its decision to change the Company's reporting currency to the Euro from the US Dollar on several considerations, including: the advent of the Euro as the legal tender currency in twelve European Union Member States (including Italy and France, the countries in which most of the

Group's products are produced) as at January 1, 2002 and the increase in the proportion of Group revenue and expenses denominated in the Euro resulting from acquisitions made in 1999, 2000 and 2001. Management also believes that reporting in Euros facilitates comparisons to the Company's publicly-traded competitors which generally report in the currency of their home country, where their products are usually sourced. Management did not apply a retrospective application of the change of the reporting currency as this would have caused an unfair and misleading presentation of prior years' financial statements. Accordingly, no adjustments relating to prior periods has been made either to the opening balance of retained earnings or in reporting the net profit or loss for the prior periods because existing balances are not recalculated. The Group's financial statements before January 31, 2002 have been translated from US Dollar to the Euro applying historical exchange rates.

        Changes in exchange rates between the Euro and other currencies, particularly the US Dollar and the Japanese Yen, can affect significantly Gucci Group operating results and financial condition. However, management notes the change in the reporting currency to the Euro mitigates foreign exchange risk on the Company's gross margin and generally reduces gross margin volatility.

  •
  The Group's revenues are denominated in many currencies, the most important of which are the US Dollar and related currencies, Euro, Japanese Yen, Swiss Franc and English Pound.

  •
  For the Gucci Division, own store operating expenses (22.7% of division revenues in 2003) are incurred in local currencies; most production and sourcing costs, with the exception of watches, are in Euros; watch production expenses are incurred primarily in Swiss Francs. For the other brands, most production and operating expenses are in Euros, with the exception of store expenses, which are in local currencies.

  •
  In 2003, the Group's revenues in US Dollars, Japanese Yen, Swiss Francs and most non Euro-currencies exceeded expenses in those currencies. By contrast, the Group's total expenses in Euros exceeded its total revenues in that currency.

        Period-to-period changes in the average exchange rate of the Euro against the US Dollar or other currencies can affect the Company's revenues and operating profits in Euro terms. On the basis of current and planned revenue and expense relationships:

  •
  depreciation of the Euro relative to non Euro-currencies (in which the Company receives revenues) has a positive effect on revenues and operating profit;

  •
  appreciation of the Euro relative to non Euro-currencies (in which the Company receives revenues) generally has a negative effect on revenues and operating profit.

        Throughout 2003 and as at January 31, 2004, the Company was involved in hedging transactions designed to reduce the short-term impact of currency fluctuations on operating profit resulting from fluctuations in the relationship between the Euro and the principal currencies in which revenues and expenses are denominated, with particular focus on the US Dollar and the Japanese Yen. The hedging transactions normally relate to a period not exceeding twenty-four months and are designed to limit the effect of exchange fluctuations in the period starting when the Company fixes prices for a season and takes orders for the related products and ending when the related sales are completed. Management notes the change in the reporting currency to the Euro simplifies foreign exchange hedging, notwithstanding the Group's aforementioned need to hedge non Euro-denominated revenues and expenses, principally those denominated in US Dollars, Japanese Yen, Swiss Francs and English Pounds. For the year 2004, management already hedged a substantial proportion of the Group's expected revenues and costs in these currencies.

        Had there been an adverse change in foreign currencies in 2003 defined as a devaluation of the Japanese Yen and the US Dollar of 10% compared to the Euro, the Company's net income after tax would have decreased by approximately € 48.0 million, excluding the effect of actual hedging transactions which were in place during the year, and decreased by approximately € 5.4 million, net of the effect of such hedging transactions.

Other Matters

Seasonality

        Gucci Group's results of operations for a given quarter or half-year are affected by various seasonal influences. Accordingly, results for each quarter or half-year are not necessarily indicative of probable results in other quarters or half-years, and the Group's net income may vary from one interim period to another interim period. The second half of any year generally displays somewhat greater revenues and profits because of the important Christmas season.

Inflation

        Inflation has been relatively low in the Company's principal markets in recent years. The Company believes that inflation has not significantly affected its revenues or profitability in the last three years.

Significant accounting policies

        The Group's accounting policies comply with standards set forth by the International Accounting Standards Board (IASB). The significant policies the Group uses to prepare its consolidated financial statements and notes in accordance with IAS principles are described in Note 3 to the consolidated financial statements, Item 18, page 111.

        Certain of these significant accounting policies require management to make assumptions, which if changed could impact measurably the Group's financial results as reported in the consolidated financial statements and related notes. The assumptions, which follow principles of prudence and conservatism, are based on numerous considerations, including management's expectations of the performance of the Group's companies, suppliers and customers, business trends in the luxury goods industry and macro-economic developments.

Some of the Group's significant accounting policies include:

Valuation of Inventory

        Inventories are stated at the lower of purchase or production cost or market value. Purchase or production cost is determined under the retail or average cost method for retail inventories and the average cost method for production and wholesale inventories. Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio, for various groupings of similar items, to the retail value of inventories. Consequently, the cost of the inventory reflected on the consolidated balance sheet is decreased by charges to cost of sales during the period that it is first determined that the merchandise will be sold at markdown value.

Valuation of Trademarks and Goodwill

        The trademark of an acquired business is valued using discounted cash flow analysis. The goodwill of an acquired business is valued as the difference between the purchase price and the fair value of the identifiable net assets of that business at the date of acquisition. In accordance with the SEC's interpretation of International Accounting Standards, in 2001 and previous years goodwill and trademark amortization was calculated applying a maximum 20-year useful life to the goodwill and trademarks.

        The Group follows IAS 36 in assessing potential impairment of goodwill or trademarks. Goodwill and trademarks are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets whose carrying values exceed their recoverable amount are written down to the higher of the net selling price and the amount determined using discounted net future cash flows expected to be generated by the asset.

Accounting for Hedging

        The Company has a policy to hedge the foreign exchange risk associated with the translation of future anticipated foreign currency denominated revenues and expenses. This hedging permits the Group to reduce the volatility of its prices and consequently of its gross and operating margins by ensuring that the exchange rates at which foreign currency revenue and expenses are reported are similar to those planned when prices are fixed (normally six to nine months before the products are sold).

        Hedges normally are made by acquiring derivative instruments, such as forward contracts and options, which expire during the period in which the hedged revenues and expenses are expected to occur. The Group normally acquires such instruments for a notional value which is somewhat less than the total expected revenues and expenses. However, if actual revenues or expenses are lower than the hedged amounts, the Company may incur gains or losses from the recognition of the fair value derivative instruments.

Deferred Taxes

        The Company recognizes Deferred tax assets on its loss carry-forwards which management believes are likely to be recovered against future taxable income. The probability of recovery of the Deferred tax assets is calculated considering both the Company's business plan and transactions that may be implemented to increase the likelihood and speed of the recoverability of the Deferred tax assets. For Deferred tax assets the recovery of which is determined to be less than likely, the Company recognizes a valuation allowance.

Reconciliation of IAS with U.S. GAAP

        Under IAS Gucci Group N.V. reported net income of € 174.2 million in 2003, € 226.8 million in 2002 and € 312.5 million in 2001. Under U.S. GAAP, Gucci Group would have reported net income of € 141.1 million in 2003, € 379.5 million in 2002 and € 199.3 million in 2001.

        The Company's consolidated financial statements are prepared in accordance with IAS. The most significant differences between IAS and U.S. GAAP for 2003, 2002 and 2001 which affected net income are generated by: the different accounting treatments associated with goodwill and trademark amortization; restructuring charges; non-cash compensation expense; fiscal benefits arising from the exercise of stock options; the gains/losses on derivative instruments entered into to cover the exchange risk on anticipated future transactions, deferred taxation related to the elimination of the intercompany profit and construction period store rental expenses. Note 23 to the consolidated financial statements (Item 18, page 143) provides a description of these and certain other differences as they relate to Gucci Group and a reconciliation to U.S. GAAP of net income and shareholders' equity.

        The differences between U.S. GAAP and IAS reported net income and shareholders' equity, as reflected in the reconciliation, owed principally to:

  •
  2003: the differences in the amortization rate for goodwill and trademarks; and a reduction in the exercise price of options following payment of € 13.50 per share return of capital to Shareholders on October 2, 2003.

  •
  2002: the differences in the amortization rate for goodwill and trademarks; a change in the intrinsic value of outstanding options; and unrealized exchange gains on hedge transactions.

        Some of the most significant differences between IAS and U.S. GAAP include the accounting treatments for the following items:

Impairment of Indefinite Life Assets

        Effective February 1, 2002 the Group adopted the full provisions of new U.S. GAAP accounting principle FAS No. 142,"Goodwill and Other Intangible Assets" ("FAS 142"). Consequently, the Group reassessed the useful lives of previously recognized intangible assets. As a result of this assessment the Yves Saint Laurent trademark was classified as an indefinite-lived intangible asset ("Indefinite-Lived Asset") under the provisions of FAS 142. This conclusion is supported by the fact that the Yves Saint Laurent trademark right is: perpetual in duration, related to one of the most successful luxury brands, and when the relaunch of the brand is completed expected to generate positive cash flows as long as the company owns it. In fact, the Yves Saint Laurent brand possesses all the qualities (long standing reputation, high awareness, reliably high quality, customer loyalty due to its recognizable attributes), which permit the Company to achieve superior and very long-term cash flows, fundamental to enhancing the brand's long-term value. The Indefinite-Lived Asset will no longer be amortized but rather tested for impairment annually or when events and circumstances warrant. The Group will reevaluate the useful life of the Indefinite-Lived Asset each year to determine whether events or circumstances continue to support indefinite useful life.

        As at January 31, 2004, in accordance with the FAS 142, the Group completed its annual impairment test for the Indefinite-Lived Asset and for all goodwill, comparing the fair value of the Indefinite-Lived Asset and of all goodwill to their related current carrying amounts as at that date. Fair value was derived using a discounted cash flow analysis. Impairment analyses were generally based on five to ten year period business plans consistent with internal planning assumptions. In the valuation model, the Company did not apply a perpetual growth rate and a constant operating margin assumption until the end of the period covered by the business plans. The Company assumed a discount rate, which is representative of the Weighted Average Cost of Capital consistent with rates adopted by reputable investment banks. In the forecast period considered for the impairment analysis, the Company budgeted the businesses' free cash flow; in the subsequent period (perpetuity), constant growth rates were assumed, which correspond to minimal real growth after adjusting for expected inflation. These annual impairment tests did not indicate an impairment of either the Yves Saint Laurent trademark or goodwill deriving from any of the Group's acquisitions.

Goodwill and trademark amortization

        As required by IAS, the Company amortizes goodwill and acquired trademarks over a maximum period of 20 years. In 2002 the Company adopted FAS 142, under which it did not amortize goodwill nor the Yves Saint Laurent trademark which has an indefinite useful life. The other acquired trademarks were amortized over periods representing their estimated useful lives, which the Company reassessed when first applying FAS 142 as of February 1, 2002 as follows:

Trademark	Useful life
Balenciaga	20 years
Bottega Veneta	40 years
Boucheron	20 years
Roger & Gallet	40 years
Sergio Rossi	40 years
Stella McCartney	20 years

Restructuring charges

        In accordance with IAS rules, the Group does not recognize a provision with respect to certain exit costs, employee termination costs and other restructuring expenses as at the date of the acquisitions, but rather charges such costs to expense in the periods they are incurred. Under U.S. GAAP these liabilities should be recognized and included in the allocation of the acquisition costs. Accordingly, appropriate adjustments have been reflected in the U.S. GAAP reconciliation.

Non-cash compensation expense

        In accordance with FIN 44, the U.S. GAAP reconciliation includes an adjustment to record a non-cash employee compensation expense caused by the re-pricing of in-the-money vested stock options.

  •
  2003: In 2003, this expense amounted to € 64.4 million before tax (€ 56.1 million after tax), and was calculated as the total intrinsic value market price minus the strike price of all in-the-money vested employee stock options as of the date of the re-pricing of the options (October 3, 2003 as well as December 20, 2001). This re-pricing was necessary in order to provide treatment to option holders which was equitable and equivalent to that given to shareholders who received the special € 13.50 per share return of capital.

  •
  2001: In 2001, this expense amounted to € 114.7 million before tax (€ 103.6 million after tax), and was calculated as the total intrinsic value market price minus the strike price of all in-the-money vested employee stock options as of the date of the re-pricing of the options (December 20, 2001). This re-pricing was necessary in order to provide treatment to option holders which was equitable and equivalent to that given to shareholders who received the special US$ 7.00 dividend resulting from the settlement agreement with LVMH. In 2002, the change in the intrinsic value of outstanding options was recognized as an increase of compensation expense of € 37.7 million before tax (€ 33.4 million after tax).

        The income statement charges (2003 and 2001) resulted from the application of rules contained in FIN 44 and, in management's opinion, were not representative of the economic substance of the transactions. In particular, it should be emphasized that had employees exercised these in-the-money vested options (as was within their rights) prior to the payment of either the € 13.50 per share return of capital or the US$ 7.00 dividend and then held the shares in order to receive the return of capital/dividend, the employees would have received exactly the same economic benefit deriving from the re-pricing, and there would not have been any charge to the income statement. However, because the form of the employees' holding remained stock options (as opposed to shares), the Company was required to recognize additional compensation expenses in the U.S. GAAP reconciliation. Management also notes that the expense recorded for U.S. GAAP has no impact on the Company's cash flow.

        In accordance with IAS, no cost is accrued for stock options on the date of grant as well as during the life of the options. Under U.S. GAAP, as permitted under FAS 123, "Accounting for Stock-Based Compensation", the Company accounts for employee stock options under Accounting Principles Board statement No. 25, "Accounting for Stock Issued to Employees", ("APB 25") as clarified by FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation" ("FIN 44"), and FASB Interpretation No. 28, "Accounting for Stock Appreciation and Other Variable Stock Option or Award Plans".

        The Company generally issues options to employees and directors to purchase shares of the Company with an exercise price greater than or equal to the market price of the underlying shares at the date of grant. Prior to 2000, the Supervisory Board contracted to grant options to certain executive officers, subject to the approval of the Annual General Meeting ("AGM"). On June 22, 2000, the AGM authorized the issuance of the options granted in 1999. In accordance with APB 25, in 2000 the compensation cost for stock options was measured as the excess of the quoted market price of Gucci shares on the day shareholder approval was obtained and the strike price of the options (the "Intrinsic Value"). The related compensation expense is being recognized over the vesting period of each grant.

Hedging

        The Company enters into transactions including derivative transactions to manage its foreign exchange exposure related to certain anticipated future revenues and expenses in currencies other than the reporting currency of the Group as at the year end. Until the adoption of IAS 39 "Financial instruments: recognition and measurement", and FAS 133, "Accounting for Derivative Instruments and Hedging Activities", the Company deferred the unrealized gains or losses on hedges in respect of future revenues and expenses; under U.S. GAAP unrealized gains or losses on hedges, which were not covered by firm commitments as at the balance sheet date, were included in the determination of net income. Upon the adoption of IAS 39 the Company qualifies for hedge accounting and records the fair value movements of Cash flow hedges as a component of equity until the related revenues and expenses are realized. Under U.S. GAAP the Company's hedges of anticipated future transactions do not qualify for hedge accounting. Accordingly, on adoption of FAS 133 the current U.S. GAAP hedging relationships for the Company's existing derivative instruments were no longer recognized as hedges. Subsequent to adoption, movements in the fair value of Cash flow hedges have been recorded as adjustments to U.S. GAAP net income. However, as IAS basis shareholders' equity reflects the Hedging reserve in "Other comprehensive income", from January 31, 2002 there is no longer a reconciling item between IAS and U.S. GAAP basis shareholders' equity.

B.    Liquidity and Capital Resources

        Management believes that the Group's financial condition, available credit lines as at January 31, 2004 and expected future cash flows provide sufficient liquidity and capital resources to support the ongoing working capital and capital expenditure needs for all the Group's companies and subsidiaries and to finance potential further acquisitions.

        The business does not experience significant seasonal borrowing requirements, though there is some inventory build-up prior to peak selling season, such as Christmas. The budgeted investment in tangible and intangible assets in 2004 is approximately € 115 million, of which approximately € 56.3 million is for store openings, refurbishment and expansions. The Company expects to finance these investments through cash flow, cash on hand and borrowing facilities. Management notes that the opportunity to buy or lease strategically important real estate for stores or other activities may cause actual capital expenditures for 2004 or future years to exceed the budgeted level.

Cash Flow Provided by Operating Activities

        The Group's net income for the years 2003 and 2002 was € 174.2 million and € 226.8 million, respectively.

        The Group's funds from operations (defined as net income, plus depreciation and amortization, plus the net loss/gain on the sale of assets, plus the write-down of non-current assets) was € 442.2 million in 2003, compared to € 469.2 million in 2002. The decline was due solely to the lower net income as depreciation amortization increased in 2003 and the net loss (gain) on the sale of assets and the write-down of non-current assets was a positive amount in the statement of cash flow in 2003 compared to a negative figure in 2002.

        The Group's operating cash flow increased to € 260.2 million in 2003 from € 247.3 million in 2002 owing primarily to lower investment in operating working capital in 2003 (€ 182.1 million) compared to 2002 (€ 221.9 million). The salient points concerning the changes in working capital in 2003 were the following:

  •
  Inventories: Net inventories were € 495.7 million as of January 31, 2004, compared to a € 472.0 million on January 31, 2003. Higher inventories resulted primarily from higher stock levels at the Gucci Division, as inventory at YSL Beauté and the Other Operations were lower, while stocks at Yves Saint Laurent increased only modestly compared to January 31, 2003. Gucci Division inventories increased to € 246.4 million as of January 31, 2004 from € 216.8 million as of January 31, 2003 as a result of restocking to meet strong demand for the Cruise 2003 and Spring/Summer 2004 collections and a number of new store openings. Management believes that inventory levels at each of the Company's businesses as at January 31, 2004 properly reflected expected short-term business developments.

  •
  Trade receivables: Trade receivables were € 352.5 million as of January 31, 2004, compared to a € 331.8 million on January 31, 2003. This owed principally to higher wholesale sales to department and specialty stores at Gucci in fourth quarter 2004 compared to 2003 and higher wholesale sales at YSL Beauté in January 2004 compared to January 2003. Management believes the level of trade receivables as at January 31, 2004 appropriately reflected the Company's level of business.

  •
  Trade payables and accrued expenses: Trade payables and accrued expenses were € 473.2 million as of January 31, 2004, compared to € 478.5 million as of January 31, 2003. Trade payables were € 230.5 million as of January 31, 2004, compared to a € 221.8 million.

Cash Flow Used in Investing Activities

        Cash used in investing activities was € 267.4 million in 2003, compared to € 362.5 million in 2002.

        Purchases of Tangible Assets:    The purchase of tangible assets was € 195.1 million in 2003, compared to € 255.6 million in 2002. The total cost of store openings, refurbishment and expansions was € 148.7 million in 2003 (€ 158.2 million in 2002).

        Increase in Deferred Charges and Intangible Assets: The increase in deferred charges and intangible assets amounted to € 33.4 million in 2003 (€ 85.1 million in 2002). Investments in intangible assets alone were € 20.9 million in 2003 (€ 80.2 million in 2002). Approximately 11.5% of this amount was the purchase of lease rights ("key money"); the remainder was primarily investment in software.

        Acquisitions: Acquisitions in 2003, for a total consideration of € 51.3 million, including a € 41.1 million advance payment for the minority interest in Sergio Rossi. Remaining acquisitions in 2003 were primarily minority interests in Gucci Singapore and Malaysia as well as an Italian shoe production facility. The cost of acquisitions in 2002, € 24.9 million, included the purchase of strategically important shoe and jewelry suppliers and the minority interests in Gucci's Taiwan affiliate.

Cash Flow (Used in) Provided by Financing Activities

        In 2003, the Group's financing activities resulted in a € 1,300.1 million net cash outflow. This outflow related primarily to the October return of capital to Shareholders, € 1,347.0 million; the purchase of treasury shares, € 281.6 million; and the payment of dividends, € 49.8 million. The main cash inflows in 2003 were derived from the exercise of employee stock options, € 227.7 million; and the issuance of long term debt € 168.4 million.

        In 2002, the Group's financing activities resulted in a € 217.4 million net cash inflow. This inflow resulted primarily from an increase in long-term debt for € 384.9 million, used in part to finance the aforementioned investments in tangible assets. Financing activities in 2002 also included € 50.7 million for the payment of dividends and € 158.5 million to purchase 1,800,595 of the Company's shares, which the Company plans to use to satisfy the future exercise of employee stock options.

Cash and Debt

	January 31, 2004	January 31, 2003	January 31, 2002
	(Euro million)
Cash and cash equivalents	1,270.7	2,782.6	2,964.9
Short Term Financial Assets	380.1	0.0	0.0
Bank overdrafts and short-term loans	423.7	630.5	765.2

Cash and cash equivalents, net of short-term financial indebtedness	1,227.1	2,152.1	2,199.7
Long-term financial assets	17.5	408.0	308.0
Long-term financial payables	1,318.3	1,202.4	824.4

Net Financial Indebtedness (Asset)	73.7	(1,357.7)	(1,683.3)

Cash and cash equivalents as a percentage of total assets	20.6%	35.7%	39.8%

        Cash and cash equivalents declined to € 1,270.7 million (20.6% of total assets) as at January 31, 2004 from € 2,782.6 million (35.7% of total assets) as at January 31, 2003, primarily as a result of the € 1,347.0 million return of capital to shareholders effected on October 2, 2003. As of January 31, 2004, cash and cash equivalents were approximately 80% Euro denominated and 15% US Dollar denominated.

        Cash equivalents include short-term deposits and asset management accounts. As at January 31, 2004 € 658.0 million (€ 1,870.8 million as at January 31, 2003) was held in third party asset management accounts and invested in securities and money market instruments issued by reputable entities with acceptable credit quality. As of January 31, 2004, each managed portfolio had an overall rating of at least AA, and an adequate level of diversification (Company guidelines for third party asset managers state that no issue should exceed 10% of a portfolio and a portfolio should not purchase more than 10% of any issue). While a substantial liquid position remains on the Group's balance sheet, management will continue to seek to maximize after tax cash yield through an efficient fiscal structure, while minimizing the risk profile of the investments. The yield on cash under management was 2.4% (2.3% net of tax) in 2003, 3.2% (3.0% net of tax) in 2002 and 4.4% (4.2% net of tax) in 2001.

        As at January 31, 2004 the Group's available liquid resources exceeded current and expected future cash operating requirements. Management recognizes cash and cash equivalents generate returns significantly inferior to those generated by certain of the Group's operating assets. In 2003 management reduced the Company's cash position through the purchase of 3,203,987 of its own shares for a total cost of € 281.6 million and the return of capital to Shareholders for € 1,347.0 million.

        Notwithstanding the Group's significant liquidity, management has adopted a policy to maintain a certain level of debt and available credit lines. This policy is designed to ensure sufficient credit availability in the event that the cash and cash equivalents balance is utilized to make significant acquisitions or investments. Management has sought opportunities to borrow funds at low after tax interest rates and reinvest the funds at high after tax interest rates as part of the policy to maximize the Group's fiscal efficiency.

        In addition, management believes that appropriate levels of debt enhance shareholder value through a lower weighted average cost of capital and a shield on taxable income. Accordingly, as of January 31, 2004, the Group had a number of credit and borrowing facilities in place, including:

  •
  A € 667 million multi-currency revolving credit facility from which, as of January 31, 2004, it had drawn € 270.0 million, CHF 182.0 million, JPY 2.0 billion and US$ 245.0 million (a total of € 599.6 million);

  •
  A CHF 100 million multi-currency revolving credit facility (entered into on May 16, 2003) from which, as of January 31, 2004, it had drawn CHF 100 million;

  •
  A € 460 million multi-currency revolving credit facility (entered into on November 28, 2003) from which, as of January 31, 2004, it had drawn € 115.0 million;

  •
  A number of borrowing transactions (entered into in the course of 2003), including loans for US$ 50.0 million and JPY 12.3 billion for general corporate purposes (See Note 10 and Note 12 to the consolidated financial statements, Item 8.A, page 127 and 130).

C.    Research and Development, Patents and Licenses

        As a multi-brand luxury goods Company that generates most revenues from leather goods, fragrances, ready-to-wear, shoes, watches and cosmetics, research and development is principally in the area of product design and development, in which the Group spent € 108 million, € 104 million and € 90 million in 2003, 2002 and 2001, respectively. As a proportion of revenues, product design and development costs averaged 2-4% in the 2003-2001 period. At YSL Beauté research and development costs for new products—mainly skincare and make-up products—were approximately € 6 million in 2003 and € 8 million in 2002 and 2001.

D.    Trend Information

        In a press release filed with the SEC on April 1, 2004 on Form 6-K, the Group provided results for the 2003 fourth quarter and full year, ended January 31, 2004. In a conference call with financial analysts, also on April 1, management stated that it expected Yves Saint Laurent to reduce losses meaningfully in 2004 compared to 2003, that YSL Beauté experienced positive sales trends in early fiscal 2004 and that Bottega Veneta achieved double digit growth in all regions in February and March 2004.

E.    Off Balance Sheet Arrangements

        Not Applicable.

F.    Tabular Disclosure of Contractual Obligations

        A tabular disclosure of the Company's contractual obligations is set forth in Item 5.A, Operating Results (page 59).

G.    Safe Harbor

        See "Cautionary statement regarding forward looking statements", Item 3.D—"Risk Factors".

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Supervisory Board

        Under Dutch law and the Articles of Association of the Company, the management of the Company is entrusted to the Management Board under the supervision of the Supervisory Board. The Supervisory Board advises the Management Board and is responsible for supervising the policies pursued by the Management Board and the general course of affairs of the Company and its business. In fulfilling their duties, the members of the Supervisory Board must serve the interests of the Company and its business.

        The Supervisory Board consists of such number of members as may be determined by the shareholders, with a minimum of three members. Pursuant to the Restated SIA, PPR is entitled to nominate four of the eight members of the Supervisory Board and the remaining four directors, one of whom acts as Chairman, must be independent. Ms. Barbizet, Mr. Marteau, Mr. Pinault and Mr. Weinberg were nominated for election to the Supervisory Board by PPR and the other four members are independent.

        The members of the Supervisory Board are elected by the shareholders for a term commencing on the day following the Annual General Meeting of shareholders (which, under Dutch law, must be held within six months after the close of the fiscal year) up to and including the day of the AGM of Shareholders in the next fiscal year. Nominations of candidates to fill vacancies may be made by a holder or holders of 10% or more of the outstanding Shares and/or by the Supervisory Board. At present, the Supervisory Board consists of the following eight members:

Members of the Supervisory Board (January 31, 2004):

Name	Position	Age	Year of Initial Election
Adrian D.P. Bellamy(1) (2)	Chairman	62	1995
Patricia Barbizet	Member	49	1999
Aureliano Benedetti(1)	Member	68	1995
Reto F. Domeniconi	Member	67	1997
Patrice Marteau	Member	56	1999
François Henri Pinault	Member	41	2001
Karel Vuursteen(1) (2)	Member	62	1996
Serge Weinberg(2)	Member	53	1999

(1)
Member of Audit Committee

(2)
Member of Remuneration Committee

        The Independent Directors (Messrs. Bellamy, Benedetti, Domeniconi and Vuursteen) have announced that they intend to resign from the Supervisory Board following the completion of the tender offer by Pinault-Printemps-Redoute S.A. for all shares of the Company that commenced on April 1, 2004, if the less than the greater of 15,000,000 shares or 15% of the outstanding shares remain untendered at that time. If more than the greater of 15,000,000 shares or 15% of the outstanding shares do remain untendered at the conclusion of the offer, the Independent Directors will resign following the election of successor Independent Directors.

        Adrian D. P. Bellamy is a member of the Supervisory Board and serves as its Chairman and as a member of its Remuneration Committee and its Audit Committee. Mr. Bellamy is Executive Chairman of The Body Shop International PLC, Chairman of Reckitt Benckiser plc, Director of Gap Inc.,

Director of The Robert Mondavi Corporation, Director of Williams-Sonoma, Inc. Mr. Bellamy was Chairman and Chief Executive Officer of DFS Group Limited, a specialty retailer.

        Patricia Barbizet is a member of the Supervisory Board. Ms. Barbizet is Chief Executive Officer of Artemis S.A. In addition, Ms. Barbizet is Chairman of the Supervisory Board of PPR. Ms. Barbizet is also a member of the boards of several operating companies affiliated with Artemis S.A. and Pinault Printemps Redoute ("PPR"), respectively.

        Aureliano Benedetti is a member of the Supervisory Board and serves as a member of its Audit Committee. Mr. Benedetti currently serves as the Chairman of the board of directors of Cassa di Risparmio di Firenze SpA, Centro Vita Assicurazioni SpA, Eptaconsors SpA. In addition, Mr. Benedetti is Vice Chairman of the Board of Directors and the Executive Committee of A.B.I. (Italian Banking Association). He also serves as a member of the Board of directors of several industrial and financial companies. He is 67 years of age.

        Reto F. Domeniconi is a member of the Supervisory Board. He has been a director of Nestle S.A. from 1996, when he stepped down as Executive Vice President in charge of Finance, Control and Administration (a position he had held since 1985) until 2001. Dr. Domeniconi is also a member of the boards of directors of several international industrial and financial companies.

        Patrice Marteau is a member of the Supervisory Board. Mr. Marteau has been Corporate Secretary and Chief Financial Officer of PPR since 1995, when he stepped down as Corporate Secretary and Chief Financial Officer of FNAC, a PPR subsidiary. Prior to joining the PPR group, Mr. Marteau, among other things, served as Executive Vice President, Asia Pacific Region, responsible for the development and management of operating units, and as Corporate Controller with Danone. Prior to joining Danone in 1984, he held several financial accounting positions with Pechiney.

        François Henri Pinault is a member of the Supervisory Board. Mr. Pinault is General Partner and Manager of Financière Pinault (parent of Artemis S.A.). In addition, Mr. Pinault is Managing Director of Artemis S.A. and a member of the Supervisory Board of PPR. He is also a member of the Board of several operating companies affiliated with Artemis S.A. and PPR.

        Karel Vuursteen is a member of the Supervisory Board, Chairman of its Audit Committee, and a member of its Remuneration Committee. Mr. Vuursteen is Ex-Chairman of the Executive Board of Heineken N.V. He also serves as a director of AB Electrolux, Randstad Holding N.V., Ahold N.V., Akzo Nobel N.V., and ING Group N.V. In addition, Mr. Vuursteen is Vice Chairman of the Supervisory Board of Nyenrode University. Prior to joining Heineken in 1991, Mr. Vuursteen served as Chief Executive Officer of Philips Lighting Company, North America, a subsidiary of Philips Electronics N.V.

        Serge Weinberg is a member of the Supervisory Board and serves as a member of its Remuneration Committee. Mr. Weinberg is Chief Executive Officer and Chairman of the Management Board of PPR since 1995. Between 1990 and 1995, he served as Chief Executive Officer of Compagnie Française de l'Afrique Occidentale, a major trading company which later merged with the Pinault group, and, subsequently, Rexel. Prior to joining the PPR group in 1990, Mr. Weinberg served as President and CEO of Havas Tourisme and as Executive Director and member of the Board of Pallas Finance. Mr. Weinberg is also a member of the Board of several operating companies affiliated with PPR and a member of AFEP (Association Française des Entreprises Privées).

        There is no family relationship among any of the above-named Supervisory Board members of the Company.

Management Board

        The management of the Company is entrusted to the Management Board under the supervision of the Supervisory Board. The Articles of Association provide that the Supervisory Board may from time to time adopt written policies (directiereglement) governing the internal organization of the Management Board, including directions to the Management Board concerning the general financial, economic, social and personnel policies of the Company. In addition, the Articles of Association provide that the Supervisory Board may specify by resolution certain actions by the Management Board that require its prior approval. The Supervisory Board adopted such a resolution on October 23, 1995 and amended it on March 19, 1999. As a result, the matters which must be approved by the Supervisory Board include, among others:

  •
  the strategic plan for the Company;

  •
  the capital expenditure and advertising and communications budgets;

  •
  the grant or amendment of any material license of a Gucci trademark;

  •
  the establishment of or changes to the Company's primary credit facility; and

  •
  the forwarding of the annual audited financial statement of the Company to the shareholders.

        The shareholders also have the power to specify actions of the Management Board that require shareholder approval; to date, no shareholder resolution limiting the powers of the Management Board has been adopted.

        The Management Board consists of such number of members as may be determined by the Supervisory Board. Members of the Management Board are elected by the shareholders for a term commencing on the day following the annual general meeting of shareholders (which, under Dutch law, must be held within six months after the close of the fiscal year) up to and including the day of the annual general meeting of shareholders in the next fiscal year. Nominations of candidates to fill vacancies may be made by the Supervisory Board. The current members of the Management Board are:

Members of the Management Board (January 31, 2004):

Name	Position	Age	Year of Initial Election
Domenico De Sole	Chairman	60	1995
Tom Ford	Vice Chairman	41	2002
Aart Cooiman	Member	62	1995

        There is no family relationship between the three above-named Management Board members of the Company.

        Mr. De Sole and Mr. Ford have announced that they will be leaving the Company on May 1, 2004.

Management Committee and Executive Officers

        As a legal matter, the Management Committee and the executive officers of the Company support the Management Board in its management of the Company. In practice, the Management Committee and the executive officers and the Management Board share management responsibilities.

Members of the Management Committee (January 31, 2004):

Name	Position	Age
Domenico De Sole*	President and Chief Executive Officer, Gucci Group	60
Tom Ford*	Creative Director, Gucci Group	42
Jacques-Philippe Auriol	President and Chief Executive Officer, Gucci Group Watches	46
Brian Blake*	Executive Vice President, Gucci Group President and Chief Executive Officer of Boucheron	48
Patrizio Di Marco	President and Chief Executive Officer, Bottega Veneta	41
Mark Lee	President and Chief Executive Officer, Yves Saint Laurent	41
James McArthur	Executive Vice President and Director of Strategy and Acquisitions, Gucci Group; President, Emerging Brands	44
Claudio Paulich	Chief Executive Officer, Sergio Rossi	50
Renato Ricci*	Worldwide Director of Human Resources, Gucci Group	59
Chantal Roos	President and Chief Executive Officer, YSL Beauté	n/a
Giacomo Santucci	President and Chief Executive Officer, Gucci Division	47
Robert Singer*	Executive Vice President and Chief Financial Officer, Gucci Group	52

        * These Members of the Management Committee have announced that they will be leaving the Company on or about May 1, 2004.

Executive Officers of the Company (January 31, 2004):

Name	Position	Age
Solange Azagury Partridge	Creative Director, Boucheron	42
Fabio Bacci	Chief Financial Officer, Stella McCartney	37
David Bamber	Vice President of Creative Services, Gucci	52
Rodrigo Bazan	Chief Financial Officer, Alexander McQueen	29
Christian Bédat	Managing Director and Creative Director, Bédat & Co.	39
Marco Biagioni	Director of Tax Planning and Treasury, Gucci Group	44
Francesco Buccola	Chief Financial Officer, Gucci	47
Simonetta Ciampi	Design Director, Yves Saint Laurent	55
Alberto Da Passano	Chief Financial Officer, Yves Saint Laurent	38
Patrick de Vismes	Chief Financial Officer, Balenciaga	33
Emilio Foà	Controller, Gucci Group	40
Tomaso Galli*	Director of Corporate Communications, Gucci Group	41
Marco Gentile	Chief Financial Officer, Sergio Rossi	38
Nicolas Ghesquière	Creative Director, Balenciaga	32
Francesco Giannaccari	Chief Financial Officer, Bottega Veneta	39
Alexandra Gillespie	Worldwide Director of Advertising, Gucci Group	39
Thomas Indermuhle	Chief Financial Officer, Boucheron	38
Karen Joyce	Director of Corporate Image, Gucci Group	41
Yann Kerlau	Deputy General Manager, YSL Beauté	56
William Kim	Chief Financial Officer, Gucci Group Watches	31
Isabella Kron*	Vice President of Accessory Design, Gucci	41
Jean Guillaume Lecomte	Chief Financial Officer, YSL Beauté	44
Gianni Leone	Chief Information Officer, Gucci Group	35
Stella McCartney	Creative Director, Stella McCartney	32
Alexander McQueen	Creative Director, Alexander McQueen	35
Cedric Magnelia*	Director of Investor Relations and Corporate Development, Gucci Group	37
Tomas Maier	Creative Director, Bottega Veneta	47
Patricia Malone	President of Gucci America, Inc., Gucci	50
Fabienne Mandaron	Director of Stores, Europe and Middle East, Yves Saint Laurent	41
Tom Mendenhall	Worldwide Director of Merchandising, Gucci	42
Dino Modolo	Chief Executive Officer, Luxury Timepieces Design	48
Lee Pearce	Director of Store Planning and Architectural Services, Gucci Group	47
Pascal Perrier	Director of Licensing, Gucci Group	40
Stefano Pilati	Design Director, Yves Saint Laurent	38
Philippe Pourille	Vice President International Subsidiaries, YSL Beauté	53
Mimi Pun	President of Gucci Group, Asia (excluding Japan)	52
Luc Rafflin	Director of Human Resources, Yves Saint Laurent	48
John Ray	Men's Ready-to-Wear Design Director, Gucci	42
Sergio Rossi	President and Creative Director, Sergio Rossi	68
Lisa Schiek*	Worldwide Director of Communications, Gucci Group	45
Joshua Schulman	Worldwide Director of Merchandising, Yves Saint Laurent	32
James Seuss	Chief Executive Officer, Stella McCartney	40
Richard Swanson	Director of Internet Activities	46
Toshiaki Tashiro*	President of Gucci Group, Japan	55
Allan Tuttle	General Counsel	64
Sue Whiteley	Chief Executive Officer, Alexander McQueen	47
Jonathan Wood	Chief Operating Officer, Gucci Group Watches	40
Oliver Yang	General Manager of European and Middle East Region, Gucci	39

        * These Officers have announced that they will be leaving the Company on or about May 1, 2004, or in the case of Mr. Tashiro, June 30.

        Domenico De Sole is President, Chief Executive Officer and Chairman of the Management Board of Gucci Group, and a member of the Board of Directors of certain of the Company's operating subsidiaries. From October 1994 until his appointment as Chief Executive Officer in 1995, Mr. De Sole was the Chief Operating Officer of the Gucci Group. From 1984 to 1994, Mr. De Sole was President and Chief Executive Officer of Gucci America, Inc., Gucci's largest retail subsidiary. Mr. De Sole is also a member of the Board of Directors of Procter and Gamble and Bausch & Lomb. Mr. De Sole has announced that he will be leaving the Company on May 1, 2004.

        Aart Cooiman is a member of the Company's Management Board. He is also an executive of "Staten" Trust en Administratiekantoor.

        Tom Ford is Creative Director and Vice-Chairman of the Management Board of Gucci Group and the Chief Designer for the Gucci and Yves Saint Laurent brands. Mr. Ford began his career with the Company in 1990 as Gucci's chief women's ready-to-wear designer, before becoming Design Director. Mr. Ford was the Design Director of Perry Ellis Women's America Division from 1988 to 1990 and Senior Designer of Cathy Hardwick from 1986 to 1988. Mr. Ford has announced that he will be leaving the Company on May 1, 2004.

        Jacques-Philippe Auriol is President and Chief Executive Officer of Gucci Group Watches. Prior to joining the Group, Jacques-Philippe Auriol was Chief Operating Officer for the Haute Horlogerie Division for Richemont. In 1996, he held the position of President and Chief Executive Officer of Baume & Mercier, where he served as Worldwide Director of sales and marketing since 1993.

        Brian Blake is Executive Vice President of Gucci Group, and since the Spring of 2003 President of Gucci Group Watches and President and Chief Executive Officer of Boucheron. From January 2000 until March 2001, he was President of the Gucci Division. From 1997 to 2000, he was Executive Vice President, Sales & Merchandising and in March 1998, he assumed the additional position of Chief Operating Officer. From November 1994 to 2000, Mr. Blake was the President and Chief Executive Officer of Gucci America, Inc. Mr. Blake joined Gucci America, Inc. in 1987 and has served in a number of different positions. Prior to joining the Group, Mr. Blake from 1977 to 1987 was employed by Lord & Taylor. Mr. Blake has announced that he will be leaving the Company on May 1, 2004.

        Patrizio Di Marco is President and Chief Executive Officer of Bottega Veneta. Before joining Bottega Veneta, Mr. Di Marco was a senior executive of LVMH (Senior Vice President of Marketing and then President of Celine Corporation in the United States). Before joining LVMH, Mr. Di Marco worked for Prada in Hong Kong and Tokyo.

        Mark Lee is President and Chief Executive Officer of Yves Saint Laurent. Before heading Yves Saint Laurent, Mr. Lee from 1996 to 1999 was Worldwide Merchandising Director and Product Director of Women's Ready-to-Wear at Gucci. Mr. Lee was Managing Director of Jil Sander America Inc from 1994 to 1996 and Commercial Director of Giorgio Armani Corporation (responsible for North America) from 1989 to 1994.

        James McArthur is Executive Vice President and Director of Strategy and Acquisition of Gucci Group, and is also President of the Group's Emerging Brands. Before joining the Company in 2000, Mr. McArthur was a Managing Director of Morgan Stanley Dean Witter. Since the Company's initial public offering in 1995, Mr. McArthur has been closely associated with the Group as an advisor on substantially all of its external strategic initiatives.

        Claudio Paulich is Chief Executive Officer of Sergio Rossi. Prior to joining the Company, Claudio Paulich was Director of the Shoes Division at Prada Group.

        Renato Ricci is Director of Human Resources of Gucci Group. Prior to joining the Company in 1994, Mr. Ricci from 1987 to 1993 was Director of Human Resources of Gruppo Tirrena Assicurazioni. Mr. Ricci has announced that he will be leaving the Company on April 23, 2004.

        Chantal Roos is President and Chief Executive Officer of YSL Beauté. Prior to joining the Company in April 2000, Ms. Roos from 1990 to 2000 was President of BPI, where she launched Issey Miyake and Jean Paul Gaultier fragrances. From 1976 to 1990, Ms. Roos was successively Product Manager, Director of International Marketing, Directeur General and Directeur General Adjoint (C.O.O) for Yves Saint Laurent Parfums.

        Giacomo Santucci is President and Chief Executive Officer of Gucci Division. Prior to joining the Company in 2001, Mr. Santucci held various positions with Prada starting in the early 1990s, including Group Sales and Marketing Director, President and Managing Director of Asia Pacific and President of the Prada cosmetics business. Previously, Mr. Santucci was Senior Manager of McKinsey and Co. in Milan and Paris, and from 1985 to 1990 General Manager for International Operations of Salvatore Ferragamo.

        Robert Singer is Executive Vice President and Chief Financial Officer of Gucci Group. Before joining the Company, Mr. Singer was an audit partner and a member of the Managing Committee of Coopers & Lybrand, Italy. Mr. Singer was the audit partner responsible for the Gucci account from October 1993 until he was appointed Chief Financial Officer in September 1995. Mr. Singer is a member of the Board of Directors of Fairmont Hotels and Resorts, Inc. (Toronto, Canada) and Axalto N.V.(Netherlands). Mr. Singer has announced that he will be leaving the Company on May 1, 2004.

        Solange Azagury-Partridge is the Creative Director of Boucheron. Prior to joining Gucci Ms. Azagury-Partridge operated her own jewelry and interior design business.

        Fabio Bacci is Chief Financial Officer of Stella McCartney. Mr. Bacci was worldwide controller for Gucci Division in 2000 and 2001. From 1997 to 2000 he was controller of Gucci Italia's retail subsidiary. Prior to joining the Company, he was employed in the Financial Department of Arnoldo Mondadori Editore in Milan as divisional controller.

        Rodrigo Bazan is Chief Financial Officer of Alexander McQueen and from April 2002 to January 2003, he worked as Group Internal Audit Manager. Prior to joining the Company Mr. Bazan was part of the Corporate Audit team of Motorola EMEA based in the UK, and before that worked for 4 years for Deloitte and Touche Argentina.

        David Bamber is the Vice President of Creative Services of Gucci Division. Mr. Bamber joined Gucci in 1991. He was appointed Gucci Design Director Men's and Women's Ready-to-wear in 1997 and Vice President of Creative Services in 2000.

        Christian Bédat is Managing Director and Creative Director of Bédat & Co. Mr. Bédat founded Bédat & Co in October 1996. From 1990 to 1996, Mr. Bédat was responsible for product development and marketing for Raymond Weil in Geneva.

        Marco Biagioni is the Tax Planning and Treasury Director of Gucci Group. From 1996 to 1998, Mr. Biagioni was Gucci's Tax Consulting and Planning Manager. Before joining the Company, Mr. Biagioni worked from 1987 to 1996 at Studi e Ricerche Fiscali, a subsidiary of Istituto Mobiliare Italiano, where he specialized in taxation of financial instruments and institutions. From 1985 to 1987, he served in the tax department of Banco di Roma.

        Francesco Buccola is the Chief Financial Officer of Gucci Division. From 1995 to 2000, Mr. Buccola was the Company's Director of Internal Auditing. Before joining the Group, Mr. Buccola was an audit manager of Coopers & Lybrand, Italy.

        Simonetta Ciampi is the Design Director of Leather Goods of Yves Saint Laurent. Prior to joining Yves Saint Laurent in September 2001, Ms. Ciampi spent 17 years working for Prada before joining Escada as their Design Director in 2000.

        Alberto Da Passano is the Chief Financial Officer of Yves Saint Laurent. Mr. Da Passano was Group Controller from 1995 to 1999 and in charge of budgeting and reporting to the Control Department from 1991 to 1995. Prior to joining the Company, he was employed in the Financial Department of Magneti Marelli in Milan.

        Patrick De Vismes is Chief Financial Officer of Balenciaga. Prior to joining the Company Mr. de Vismes was controller at Yves Saint Laurent in charge of the non retail operations and the consolidation.

        Emilio Foà is the Gucci Group Controller. Before joining the Company in 2001, Mr. Foà worked in the finance department of 3M Italy, as a Controller of Schering-Plough Italy, as the Finance Director of Boehringer Mannheim Italy and most recently, as Finance Director of GlaxoSmithKline Italy.

        Tomaso Galli is Director of Corporate Communications of Gucci Group. Prior to joining the Group in 1999, Mr. Galli was the Partner/Director Corporate Relations Europe at Ketchum, one of the leading global public relations consultancies. Prior to Ketchum, Mr. Galli has worked for other public relations firms in Genoa and Milan, Italy, as well as in Paris, France. Mr. Galli has announced that he will be leaving the Company on May 1, 2004.

        Marco Gentile is Chief Financial Officer of Sergio Rossi and was controller of Gucci Timepieces from July 1998 to December 1999. Prior to joining the Group, Mr. Gentile was an audit manager of Coopers & Lybrand in London.

        Nicolas Ghesquière is Creative Director of Balenciaga. Mr. Ghesquière has been Creative Director of Balenciaga since 1997, having joined that company as a designer in 1995.

        Francesco Giannaccari is Chief Financial Officer of the Bottega Veneta Group. Mr. Giannaccari joined Gucci in 1997 as Controller of European retail operations and became Chief Financial Officer European retail operations in 1998. Prior to joining the Group, he was Divisional controller in La Rinascente.

        Alexandra Gillespie is Worldwide Director of Advertising of Gucci Group. Ms. Gillespie joined the Company in June 1998 as Worldwide Advertising and Marketing Director for the Group. From 1993 to 1998 she was Vice President of Global Media at Calvin Klein.

        Thomas Indermuhle is Chief Financial Officer of Boucheron. He joined Boucheron in 1996 as Controller for the United States and was appointed Group Controller in 1999. Before joining Boucheron, Mr. Indermuhle was Corporate Controller of Schweizerhall in Switzerland.

        Karen Joyce is the Director of Corporate Image of Gucci Group. Ms. Joyce joined Gucci in October 1989 and was appointed Art Director in 1997.

        Yann Kerlau is Deputy General Manager of YSL Beauté. Before joining YSL Beauté, Mr. Kerlau practiced law and in 1995 established the law firm Kerlau & Partners. From 1988 to 1994, Mr. Kerlau was General Counsel of YSL Perfums and Sanofi Beauté.

        William Kim is Chief Financial Officer of Gucci Group Watches. From March 2001 to April 2003, he was Chief Financial Officer of Alexander McQueen and from February 2000 to March 2001, he worked as the Group Internal Audit Manager. Prior to joining the Group, Mr. Kim worked for Coopers & Lybrand in Denver, Colorado and in Seoul, Korea.

        Isabella Kron is Vice President of Accessory Design of Gucci Division. Ms. Kron was appointed Gucci Design Director for leather goods, shoes and accessories in October 1995 and from 1994 to 1995, Ms. Kron was Gucci's Designer for leather goods. Prior to joining the Group, Ms. Kron from 1992 to 1994 was a designer at Calvin Klein and from 1986 to 1992 was a designer at Giorgio Armani. Ms. Kron has announced that she will be leaving the Company on May 1, 2004.

        Jean-Guillaume Lecomte is Chief Financial Officer of YSL Beauté. Before joining the Company, from 1985 he was Group Treasurer for Sanofi Group and previously worked for Arthur Andersen.

        Gianni Leone is Chief Information Officer of Gucci Group. Gianni Leone joined the Gucci Group in April 2000 as Worldwide MIS Integration & Innovation Manager, coming from Ferrero Group.

        Stella McCartney is Creative Director of Stella McCartney. Prior to joining the Company, Ms. McCartney from 1996 to 2000 was Chief designer for Chloe.

        Alexander McQueen is Creative Director of Alexander McQueen. Prior to joining the Company, Mr. McQueen was the Chief Designer of the Alexander McQueen signature line as well as from October 1996 through March 2001 the Chief Designer of Givenchy, Paris.

        Cedric Magnelia is Director of Investor Relations and Corporate Development of Gucci Group. Prior to joining the Company, Mr. Magnelia was Vice President in European Equity Research at Credit Suisse First Boston, with a specialty in consumer goods and luxury sectors. Mr. Magnelia has announced that he will be leaving the Company on May 1, 2004.

        Tomas Maier is Creative Director of Bottega Veneta. Prior to joining Bottega Veneta in June 2001, Mr. Maier was an independent designer, having launched his own label in 1998. Prior to that, for nine years, he was Women's Ready to Wear Designer at Hermès.

        Pat Malone is President of Gucci America. From 1996 to 1997, Ms. Malone was Gucci America's Senior Vice-President and General Merchandise Manager. In 1995 Ms. Malone was appointed Director of Merchandising and Sales after having been Merchandising Manager of Handbags from 1993 to 1995. Prior to joining the Company, Ms. Malone from 1990 to 1993 was Merchandise Manager of Accessories at Fendi New York..

        Fabienne Mandaron is Director of Stores, Europe and the Middle East of Yves Saint Laurent. From September 1993 until January 2000, Ms. Mandaron held various positions in administration and operations for Yves Saint Laurent.

        Tom Mendenhall is Worldwide Director of Merchandising of Gucci Division. He joined Gucci in 1996 as Gucci's Worldwide Director of Image and Sales. From 1998 to 1999 he held the positions of Worldwide Director of Menswear and Associate Worldwide Director of Merchandising. Before joining the Company, he held various positions at Charivari in New York.

        Dino Modolo is Chief Executive Officer of Luxury Timepieces Design. Before the merger of the Di Modolo companies with the Gucci Group, Mr. Modolo was the owner and CEO of Di Modolo and Di Modolo Associates. Mr. Modolo is also Executive Vice-President of Product design, development and Marketing of Di Modolo International LLC—New York.

        Lee Pearce is Worldwide Director of Store Planning and Architectural Services of Gucci Group. Prior to his Group position, he was the Worldwide Director of Store Planning and Architectural Services for the Gucci brand. Mr. Pearce joined the Group in March 1997 as the Director of Store Planning for Gucci America. Prior to joining the Group, Mr. Pearce held senior managerial and design positions with various architectural firms.

        Pascal Perrier is Director of Licensees for the Gucci Group. Mr. Perrier was Chief Executive Officer of Balenciaga from July 2001 to June 2003 and prior to this, Worldwide Director of Licensing at Yves Saint Laurent. Before joining Yves Saint Laurent, Mr. Perrier from May 1999 to February 2000 was Managing Director of Celine and from 1993 to 1999 President of Celine Japan and Asia Pacific.

        Stefano Pilati is Design Director of Yves Saint Laurent. Prior to joining the Group, he was a designer at Prada, working for the Miu Miu men's and women's lines. From 1992 to 1993, Mr. Pilati was employed at Armani as Assistant Men's Design Director. On March 11, 2004, the Company announced that Mr. Pilati had been appointed Creative Director of Yves Saint Laurent.

        Philippe Pourille is Vice President International Subsidiaries of YSL Beauté. Mr. Pourille, from 1983 to 1992 was Export Marketing Director, from 1992 to 1995 was Export Director and from 1995 to 1998 was Managing Director of YSL France. Prior to joining YSL Beauté, Mr. Pourille held various marketing positions at Chrysler and Levi Strauss.

        Mimi Pun is President of Gucci Group for non-Japan Asia. Prior to joining the Company, Ms. Pun was Executive Vice-President for Donna Karan, DKNY and A/X (North Asian Region). From 1985 to 1995, Ms. Pun worked at Joyce Boutique initially as Merchandising Manager and later as General Manager.

        Luc Rafflin is Director of Human Resources at Yves Saint Laurent. Before joining Yves Saint Laurent, he was responsible for the Personnel Administration of YSL Parfums.

        John Ray is Men's Ready-to-Wear Design Director of Gucci Division. Mr. Ray was employed by Gucci in 1998 as a consultant to the Men's Wear Design and a year later as Men's Wear Design Director. On March 11, 2004, the Company announced that Mr. Ray had been appointed Creative Director of Gucci men's wear.

        Sergio Rossi is President and Creative Director of Sergio Rossi. He founded Sergio Rossi in 1950.

        Lisa Schiek is Worldwide Director of Communications of Gucci Group. Ms. Schiek joined the company in 1990 as Director of Public Relations for Gucci America. From 1985 to 1990, she was the Director of Communications for Carolyne Roehm Inc. Ms. Schiek has announced that she will be leaving the Company on May 1 2004.

        Joshua Schulman is Worldwide Director of Merchandising of Yves Saint Laurent. Mr. Schulman joined the Group in November 1997 as Gucci Merchandising Director for Women's Ready-To-Wear. From 1993 to 1997, he was the Director of Sales and then Vice President/Director of Sales and Marketing at Richard Tyler/Tyler Trafficante.

        James Seuss is Chief Executive Officer of Stella McCartney. Before joining the Company, Mr. Seuss was Managing Director of Tiffany & Co. where he held a variety of positions from 1989 to 1997, his last position was as Vice President of Sales in the International division.

        Richard Swanson is Director of Internet Activities of Gucci Group. He joined the Group as Director of Strategic Planning in February 1995, after working closely with the Company's management as a Principal of Investcorp from 1987 to 1994, during which time he served as a member of the board of directors of certain of the Company's operating subsidiaries. Prior to joining Investcorp in 1987, Mr. Swanson was a member of Ernst & Whinney's Mergers & Acquisitions Department.

        Toshiaki Tashiro is President and Chief Executive Officer of Gucci Group Japan. Before joining the Company in 1997, Mr. Tashiro worked for Isetan where he was President of Barney's Japan Co. Mr. Tashiro has announced that the will be leaving the Company on June 30 2004.

        Allan Tuttle is General Counsel of Gucci Group. Before joining the Company, Mr. Tuttle has been a partner of the Washington D.C. law firm of Patton Boggs & Blow since 1977. At Patton Boggs, Mr. Tuttle represented Gucci America Inc., primarily in intellectual property and contract matters. Mr. Tuttle has announced that he will resign as General Counsel on May 1, 2004, but will serve as a legal consultant to the Company after that date.

        Sue Whiteley Chief Executive Officer of Alexander McQueen. Prior to joining Gucci Group, Ms. Whiteley was Buying Director Women's Wear and Director of Harvey Nichols.

        Jonathan Wood is Chief Operating Officer of Gucci Group Watches. He joined the Group as Chief Financial Officer, Europe in June 1996 from Coopers & Lybrand, Italy where he had served as Senior Manager for the Gucci Group account since 1993.

        Oliver Yang is General Manager of European and Middle East Region of Gucci Division. Before joining Gucci in 2001, Mr. Yang was the CEO of Eyewear International Distribution Limited and Cosmetics International Limited for Prada Group Hong Kong.

        There is no family relationship among any of the above-named Management Committee members or Executive Officers of the Company.

Recent Appointments

  •
  On March 3, 2004, Gucci announced the appointment of Alexis Babeau as Chief Financial Officer of the Company, effective May 1, 2004. Mr. Babeau most recently was Chief Financial Officer and General Counsel of Finaref, a credit and financial services company formerly owned by PPR and now controlled by Crédit Agricole S.A.

  •
  On March 11, 2004, Gucci announced the appointment of Stefano Pilati as creative director of Yves Saint Laurent Rive Gauche. Mr. Pilati has been design director of Yves Saint Laurent for the past four years. On March 11, 2004, Gucci also announced the appointment of three new creative directors for the Gucci brand. Alessandra Facchinetti, the design director for Gucci's women's ready-to-wear, was appointed creative director of Gucci women's wear. John Ray, the design director for Gucci's men's wear, was appointed creative director of Gucci's men's ready-to-wear. Frida Giannini, design director of Gucci's leather goods, was appointed creative director of Gucci accessories, with responsibility for leather goods, shoes, jewelry, gifts, timepieces and eyewear.

  •
  On March 31, 2004, Gucci announced the appointment of Jean-Christophe Bedos as Chief Executive Officer of Boucheron. Mr. Bedos most recently was Managing Director for Cartier France, responsible for seven of the Richemont Luxury Group's brands including Cartier, Baume & Mercier and Piaget.

  •
  On April 21, 2004, Gucci announced the nomination of Robert Polet as President, Chief Executive Officer and Chairman of the Management Board, subject to confirmation by the Company's shareholders. Mr. Polet most recently was President of Unilever's Worldwide Ice Cream and Frozen Foods division, having spent 26 years at Unilever.

B.    Compensation

        The aggregate amount (mainly salary, bonuses and benefits) paid by the Company in fiscal year 2003 to the members of the Management Board, Management Committee and members of the Supervisory Board as a group (23 persons, two of whom departed the Company in 2003) was approximately € 13.3 million. Compensation to the individual members of the Management Board and Supervisory Board is provided in Item 18, Consolidated and Corporate Financial Statements and Notes (pages 161-164). In addition, in 2003 the Company granted options under the Company's Incentive Stock Option Plan, as amended, for the purchase of (i) 67,500 shares to members of the Supervisory Board (8 persons) and (ii) 465,000 shares to the Management Board and Management Committee (13 persons as at January 31, 2004) at exercise prices ranging from US$ 79.12 per share to US$ 112.22 per share as adjusted following the return of capital of US$ 15.78 on October 2, 2003. The options granted expire ten years from the date of issuance.

        Gucci America, Inc. has entered into deferred compensation contracts with certain executive officers and members of the Management Board as well as with certain other key employees. The Company contributed approximately € 120,182 under contract plans and commitments in 2003. The Company's liability at year-end under such deferred compensation contracts is included in Note 13 to the Consolidated Financial Statements, appearing on Item 18, pages 130.

        Members of the Management Committee are employed pursuant to employment agreements with terms expiring in October 2005 at the latest or for an indefinite term. In all cases continued renewal and/or continued employment is subject to mutual agreement. On November 4, 2003 Domenico De Sole, President and Chief Executive Officer and Chairman of the Management Board, and Tom Ford Creative Director and Vice Chairman of the Management Board, announced that they do not intend to extend their contracts beyond their currently scheduled expiration date in 2004.

C.    Board Practices

        All members of the Supervisory Board and Management Board are elected for one year terms commencing on the date following the AGM of Shareholders (which under Dutch law, must be held within six months after the close of the fiscal year) up to and including the day of the AGM of Shareholders in the next fiscal year and, if necessary, shall continue to serve thereafter until a successor is duly elected. For details of the period during which individual members have served on the Supervisory Board and Management Board, please see "Directors and Senior Management" above.

        Neither the Gucci Group nor any of its subsidiaries has service agreements in place with any members of the Supervisory or Management Boards providing for benefits upon termination of employment.

        Audit Committee:    The Audit Committee comprises three independent Supervisory Directors: Mr. Vuursteen (Chairman), Mr. Bellamy and Mr. Benedetti. Mr. Marteau, a PPR Director, attends meetings as a non-voting observer. Meetings take place at least three times each year. The Chief Financial Officer, the Director of Internal Audit and the Group Controller and representatives of the external auditors normally are invited to attend meetings. At least once each year the Audit Committee meets with the director of Internal Audit and, separately, the external auditors without the presence of any executive officer. The Audit Committee provides assistance to the members of the Supervisory Board and Management Board in fulfilling their responsibility to the Group's shareholders in respect of corporate accounting, Group reporting practices and the quality and integrity of the Group's financial reports.

        Remuneration Committee:    The membership is Mr. Bellamy, Mr. Vuursteen and Mr. Weinberg. Meetings take place at least once each year and as frequently as the members may determine. The Chief Executive Officer normally is entitled to attend. The purpose of the Remuneration Committee is to ensure that the Senior Executives of the Group are fairly rewarded for their individual contributions to the Group's overall performance and to deal with certain issues relating to the trading of shares by employees and affiliates of the Company.

        Strategic and Financial Committee:    The Strategic and Financial Committee, consisting of three PPR Directors and two independent directors. The Strategic and Financial Committee discusses and approves certain matters prior to their submission to the full Supervisory Board for approval, including the Company's strategic plan; certain investments, strategic acquisitions and dispositions; certain capital expenditures and incurrence of debt outside the ordinary course of business; changes in the Company's capital structure; any amendment to the Company's Articles of Association or the rules of the Supervisory Board; any legal mergers, demergers, spinoffs, dissolutions and applications relating to bankruptcy or reorganizations and the appointment of the Chairman of the Supervisory Board. Managing Directors will be nominated by the independent directors and approved by the Strategic and

Financial Committee. If not approved by the Strategic and Financial Committee, the matters described above must be approved by at least 75% of the members of the Supervisory Board then in office in order to take effect.

D.    Employees

Number of Employees

By Segment	January 31, 2004	January 31, 2003	January 31, 2002
Gucci Fashion and Accessories	4,141	4,053	3,831
Gucci Group Watches	501	429	521
Yves Saint Laurent	893	828	735
YSL Beauté	3,785	3,545	3,429
Other Operations	1,780	1,716	1,310
Corporate	154	113	108

Total	11,254	10,684	9,934

By Region	January 31, 2004	January 31, 2003	January 31, 2002
Europe	7,097	6,810	6,463
United States	1,283	1,272	1,275
Japan	1,457	1,373	1,304
Non-Japan Asia	951	860	720
Rest of World	466	369	172

Total	11,254	10,684	9,934

By Activity	January 31, 2004	January 31, 2003	January 31, 2002
Executives and Managers	729	643	608
Office, Sales and Clerical	8,318	7,839	7,365
Production	2,207	2,202	1,961

Total	11,254	10,684	9,934

        The number of employees—full time and full time equivalent—was 11,254 on January 31, 2004; 10,684 on January 31, 2003; and 9,934 on January 31, 2002. On January 31, 2004, YSL Beauté had approximately 650 persons employed on a part time basis, mainly in the area of distribution. The Company did not employ a significant number of temporary employees during the last financial year.

        The Group has experienced no recent material work stoppages and believes that its relationships with its employees and Labor Unions are excellent.

E.    Share Ownership

        The Company maintains an Incentive Stock Option Plan, under which it grants options from time to time to directors and employees. Options are generally granted to directors and employees at an exercise price equal to the fair market value of the shares on the date of grant. In exceptional circumstances, options may be granted at strike prices below or above market price on the date of grant. The options that have been granted vest proportionally for each completed year of service to the Company, over a period of four or five years from the date of issuance, and will expire ten years from the date of issuance. Certain options vest immediately.

        A description of the Company's Stock Option Plan, including the New Option Plan providing for the conversion of options into Stock Appreciation Rights ("SARs") in the event shareholders exercise the put option and Gucci Group becomes a wholly owned affiliate of PPR, is presented in Note 15 to the Consolidated Financial Statements, appearing on Item 18, pages 134-136.

        As of January 31, 2004, the Company had options in respect of 6,948,953 common shares outstanding—2,723,243 of which were exercisable—with exercise prices ranging from US$ 6.22 to US$ 112.22 per share. As of January 31, 2004, Mr. De Sole held options that were exercisable in respect of 680,000 shares with an average exercise price of US$ 80.46, representing 0.7% of the Company outstanding shares. As of January 31, 2004, Mr. Ford held options that were exercisable in respect of 1,200,000 shares with an average exercise price of US$ 91.39, representing 1.2% of the outstanding shares. Other than Mr. De Sole and Mr. Ford, each member of the Supervisory Board and the Management Committee individually beneficially owns less than 1% of the outstanding shares. Further details are presented in Item 18, Consolidated and Corporate Financial Statements and Notes (pages 161-163).

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        The Group has a single class of shares, referred to as common shares, for which one share is equal to one vote.

        Ownership of the Gucci Group changed significantly in the second half of 2001 when LVMH, Gucci Group and PPR settled outstanding issues and reached an agreement, pursuant to which PPR purchased from LVMH 8,579,337 common shares for a price of US$ 94.00 per common share. Moreover, on December 17, 2001, LVMH sold 11,565,648 common shares, representing 11.5% of Gucci's then outstanding share capital, to Crédit Lyonnais (since acquired by Crédit Agricole S.A.) for a purchase price of US$ 89.6381 per common share (or an aggregate purchase price of US$ 1,036,722,345). Upon consummation of the sale, LVMH reported that it no longer beneficially owned any shares of the Company. Although PPR beneficially owns a majority of the issued common shares, pursuant to the Restated SIA, PPR's rights in respect of such common shares are subject to certain restrictions and limitations. (See Item 4.B.13 "Business Overview—Amended and Restated Strategic Investment Agreement"). During the course of Fiscal 2003 and 2002, PPR was involved in the purchase of Gucci Group shares in the open market, which raised its position to 67,570,154 common shares. Under the Restated Strategic Investment Agreement, PPR is allowed to acquire additional common shares of the Company only if, as a result of such purchase shareholders other than PPR own no less than the greater of (i) 30% of the issued and outstanding common shares and (ii) 30 million common shares.

        The following table sets forth the total number of shares owned by each shareholder whose ownership of Shares exceeds 5% of the Gucci Group outstanding shares:

Share Ownership (as a % of shares outstanding on January 31, 2004)

Name	No. of Shares Beneficially Owned	Percent of Outstanding Share Capital(3)
Pinault-Printemps-Redoute S.A.	67,570,154(1)	66.8%
Crédit Agricole S.A.	8,496,920(2)	8.4%

(1)
As reported by PPR on its Schedule 13D (Amendment No. 20) filed with the SEC on November 4, 2003.

(2)
As reported by Crédit Agricole S.A. on its Schedule 13G (Amendment No. 1) filed with the SEC on February 10, 2004.

(3)
As of January 31, 2004 the Company had 101,106,921 shares outstanding.

        Item 9.A, Offer and Listing Details (page 85), contains further information on the percentage of shares registered on the New York and Euronext Amsterdam stock exchanges as well as the number of individual shareholders of record on the New York Stock Exchange.

B.    Related Party Transactions

        In 2003 the Company entered into commercial transactions with parties having an interest in the Group (PPR or minority shareholders of consolidated subsidiaries). These transactions involved primarily wholesale product sales, cooperative advertising purchases and office supplies purchases from PPR-affiliate retailers, the rental of stores and showroom spaces as well as purchases of raw materials from minority shareholders. These transactions represented less than 0.2% (0.2% in 2002) of consolidated revenues, 0.2% (0.3% in 2002) of consolidated operating expenses and 3.4% (3.1% in

2002) of the cost of goods sold. Transactions with related parties are priced on an arm's length basis in a manner similar to transactions with third parties.

        PPR and Gucci enter into commercial transactions in the ordinary course of business. These primarily involve wholesale product sales, ordinary course relationships with suppliers and cooperative advertising purchases. Gucci and certain of its affiliates are also party, together with PPR and certain of its affiliates, to agreements with third parties relating to telecommunications and temporary employment services. These transactions, which are conducted on an arm's-length basis, represented approximately 0.2% of Gucci's consolidated revenues and approximately 0.1% of Gucci's consolidated operating expenses, respectively, in 2003. PPR and certain of its affiliates also engage in ordinary course purchases of products of Gucci and its affiliates as inventory to be sold at retail establishments owned by PPR and its affiliates. Directors and Officers of PPR and Gucci and their affiliates have and may continue to periodically purchase products sold by Gucci and its subsidiaries for personal consumption and use.

        In July 2002, Yves Saint Laurent s.a.s., an indirect subsidiary of Gucci, acquired certain intellectual property rights in designs created by Mr. Yves Saint Laurent from Yves Saint Laurent Haute Couture, S.A., a subsidiary of Artemis S.A. and an affiliates of PPR. The purchase price was 42.7 million. Also in July 2002, Yves Saint Laurent Boutique S.A., an indirect subsidiary of Gucci, purchased from Yves Saint Laurent Haute Couture, S.A., a leasehold for Paris retail space, formerly occupied by Yves Saint Laurent Haute Couture. The purchase price paid by Yves Saint Laurent Boutique S.A. was 43.2 million. These transactions were in connection with the retirement of Mr. Saint Laurent and the winding up of the Yves Saint Laurent haute couture activities, which had been conducted by Yves Saint Laurent Haute Couture, S.A., an affiliate of PPR.

C.    Interests of Experts and Counsel

Not Applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

        Reference is made to Item 18 for the Consolidated Financial Statements and the Notes.

  Legal Proceedings

        For a description of legal proceedings, see Item 4.B.11: "Business Overview—Legal Proceedings" and 4.B.12: "Business Overview—Settlement of the LVMH Litigation".

  Dividend Policy

        The Group's policy has been to pay (usually in July) an annual dividend. The Supervisory Board customarily declares the dividend in May, which is subject to the adoption of the annual financial statements by the shareholders at the Annual General Meeting. The Annual General Meeting is usually held in late June or early July.

        In July 2003, Gucci Group paid a € 0.50 per share dividend from the profits the Group earned in 2002, following Shareholders' adoption of the annual financial statements at the Annual General Meeting held on July 16, 2003.

        For information on the dividend per share paid by the Company in the years 1999 to 2003, see Item 3.A: "Selected Financial Data".

B.    Significant Changes

        Following the Supervisory Board proposal and shareholder approval of a € 13.50 per share payment, on October 2, 2003 the Company effected a € 1,347.0 million return of capital to shareholders. Primarily as a result of this payment, the Gucci Group had net financial indebtedness of € 73.7 million as of January 31, 2004.

ITEM 9.    THE OFFER AND LISTING

A.    Offer and Listing Details

        The shares are traded on the Official Segment of the Stock Market of Euronext Amsterdam N.V. ("Euronext Amsterdam") under the symbol "GCCI.AS", on the New York Stock Exchange under the symbol "GUC".

        The Shares of the Company are in registered form. Shares held outside the United States are registered in the system of NECIGEF (Nederlands Centraal Instituut voor Giraal Effectenverkeer, the Netherlands Central Institute for Giro Securities). ING Bank N.V. acts as transfer and disbursing agent for such shares. As of January 31, 2004, 104,078,097 common shares were issued, of which 2,971,176 were treasury shares held by the Company. Approximately 75%, of the issued common shares were held as registered shares in Amsterdam.

        Common shares held in the United States are held primarily as registered shares of New York registry (the "New York shares"), for which The Bank of New York is the transfer agent and registrar. As of January 31, 2004, approximately 25% of the issued and outstanding shares were represented by New York shares issued in the name of approximately 259 holders of record. Since many common shares are held by brokers and other nominees, these numbers are not representative of the actual number of U.S. beneficial holders or the number of New York shares beneficially held by U.S. persons. Amsterdam shares and New York shares may be exchanged for each other upon payment of certain fees.

Share Price: Annual 1999-2003

Year	NYSE High	US$ Low	Euronext Amsterdam High	€ Low
2003	99.80	83.91	92.7	65.7
2002	99.45	82.53	110.9	83.9
2001	94.70	66.75	109.1	66.5
2000	116.19	72.94	122.0	81.4
1999	121.50	61.00	121.9	56.6

Share Price: Quarterly 2001-2003

Fiscal Quarter	NYSE High	US$ Low	Euronext Amsterdam High	€ Low
2003
First	96.39	93.50	91.0	85.0
Second	98.80	95.95	88.3	81.2
Third	99.80	83.91	92.7	71.0
Fourth	86.19	84.40	75.2	65.7
2002
First	97.35	84.80	110.9	97.3
Second	99.45	85.18	108.9	85.0
Third	91.06	82.53	94.0	83.9
Fourth	94.50	88.60	92.4	85.4
2001
First	94.70	73.70	102.0	81.6
Second	93.75	78.25	109.1	89.3
Third	88.60	66.75	101.5	66.5
Fourth	92.10	82.52	103.5	90.1

Share Price: Monthly October 2003—April 2004

Period	NYSE High	US$ Low	Euronext Amsterdam High	€ Low
April 2004(1)	85.54	85.31	72.40	69.00
March 2004	85.79	85.37	70.80	68.25
February 2004	85.93	85.44	69.40	66.30
January 2004	86.06	85.42	69.50	65.70
December 2003	85.50	85.03	71.25	67.70
November 2003	86.19	84.69	75.20	70.20
October 2003	86.73	83.96	75.75	71.00

(1)
Through April 23, 2004.

B.    Plan of Distribution

Not Applicable.

C.    Markets

        The shares are traded on the Euronext Amsterdam stock exchange under the symbol "GCCI.AS", on the New York Stock Exchange under the symbol "GUC".

        Trading on Euronext Amsterdam

        Gucci Group shares began trading on the Amsterdam stock exchange on October 23, 1995, and since February 2000 Gucci Group is a part of the AEX Index of leading Dutch companies. On September 22, 2000 the Amsterdam Stock Exchanged merged, as described below, to create Euronext Amsterdam.

        Euronext Amsterdam is a subsidiary of Euronext N.V., a Dutch holding company. Euronext N.V., which also holds the shares of Euronext Paris, Euronext Brussels, Euronext LIFFE and Euronext Lisbon, was originally established as part of the merger of the Paris, Brussels and Amsterdam exchanges in September 2000. Following the merger of these exchanges, companies remain listed on the exchange on which they were originally listed. Financial instruments are traded on a single integrated trading platform across the exchanges, and are regulated by a single harmonized market rulebook. Applicable monitoring, surveillance, reporting and take-over rules will be those established by regulatory authorities in the jurisdiction where the company is listed.

        Trading on Euronext Amsterdam takes place each business day from 09:00 till 17:30 hours (Amsterdam time). However, Euronext Amsterdam may suspend or otherwise restrict trading in any stock, for such period as it determines, when it deems it necessary or appropriate in order to maintain a fair and orderly market.

        In 2001 Euronext Amsterdam migrated to the NSC system, the same system utilized by Euronext Paris and Euronext Brussels, for cash transactions. As a result of this migration, trading in financial instruments admitted to trading on the cash market of Euronext Amsterdam will take place on the basis of two mechanisms, the continuous trading mechanism and the auction mechanism:

    the continuous trading mechanism involves automated checking against the order book when orders are received to determine whether they can be executed immediately. Immediate execution then takes place, or if this is not possible, the order is placed in the central order book pending execution; and

    the auction mechanism is used to establish a single price at a particular moment, at which all buy and sell orders then-recorded are executed (if allowed by price conditions).

        The more liquid financial instruments use both pricing mechanisms. They trade continuously during the trading session, but start and end each trading session with an auction. Less liquid financial instruments trade continuously with a market maker or solely by auctions. A security can be moved from one mechanism to another, for example, when a market maker becomes active in a financial instrument traded solely in auctions and the issuer of such financial instrument requests that such financial instrument be moved to continuous trading.

        Trading for continuously traded stocks begins with a call phase from 7:15 a.m. through 9:00 a.m., when the opening auction begins, followed by continuous trading until 5:25 p.m. At 5:25 p.m., the call phase of the closing auction begins, followed by the closing auction at 5:30 p.m. The last-price trading period follows the closing auction and continues until 5:40 p.m.

        Trading hours for auction traded stocks begin with a call phase from 7:15 a.m. through 10:30 a.m., when the opening auction begins. Trading at the last price determined in the opening auction begins immediately after the auction and lasts until 11:00 a.m. Another call phase occurs from 11:00 a.m. through 4:00 p.m. when the closing auction begins. Following the closing auction, until 4:30 p.m., additional trading at the last price determined in the auction can take place.

        On February 1, 2001, Euronext Amsterdam transferred all of its clearing activities to Clearnet as part of the merger of the clearing organizations of the exchanges. Clearnet now acts as a central counterparty for each exchange individually, but, in the future, is expected to provide unified in-house clearing and netting in real-time across all the Euronext exchanges, except for Euronext products traded in London which will continue to be processed through the systems of London Clearing House.

        In July 2002, Euronext announced its intentions to migrate derivatives to the LIFFE Connect electronic system. It is anticipated that Euronext Brussels and Euronext Paris will migrate to the LIFFE Connect electronic system in 2003 and Euronext Amsterdam and Euronext Lisbons' derivative markets will migrate at a later date.

        The Dutch Minister of Finance has delegated some of its supervisory tasks and powers with respect to Euronext Amsterdam under the Dutch 1995 Securities Act (Wet Toezicht Effectenverkeer 1995) to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten). Euronext Amsterdam is responsible for approving prospectuses and admitting financial instruments to listing and trading on its markets. It is also in charge of establishing, supervising and enforcing rules in relation to its primary markets and trading on these markets.

D.    Selling Shareholders

Not Applicable.

E.    Dilution

Not Applicable.

F.    Expenses of the Issue

Not Applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share Capital

        Not Applicable.

B.    Memorandum and Articles of Association

        The following disclosure is qualified by reference to, and should be read in conjunction with, Exhibit 1.1. You should read the below information bearing in mind that:

    (a)
    The information set forth below is based on the most recent Articles of Association of the Company, dated September 24, 2003 (the "Articles"), and on Dutch law.

    (b)
    The Company is registered in the Chamber of Commerce and Industries for Amsterdam, in The Netherlands, under registration number 33223151.

    (c)
    Under Dutch law, the Management Board is the corporate body responsible for the Company's management and the Supervisory Board is the body that supervises the management performed. Pursuant to internal regulations adopted by the Supervisory Board, action in respect of specified principal matters cannot be taken by the Management Board without the approval of the Supervisory Board.

(i)
The objects of the Company are set forth in Article 2 of the Articles, and are as follows:

  •
  to incorporate, acquire, participate in, finance, manage and to have any other interest in other companies or enterprises of any nature;

  •
  to raise funds by way of securities, banks loans, bond issues, notes and to borrow in any other way, to lend, to provide guarantees, including guarantees for debts of other persons, to assume commitments in the name of any enterprises with which it may be associated within a group of companies, and to perform all acts which in the broadest sense of the term, may be connected with or may be conducive to the foregoing. The Company will act as a holding Company and will not undertake any other commercial or industrial activity as referred above.

(ii)
The articles of the Company do not contain any provisions with respect to the director's power to vote if the director is materially interested. Consequently the general provisions of the Dutch Civil Code apply, which means that in case of a conflict of interest between the Company and a managing director, the Supervisory Board of the Company will represent the Company, unless the General Meeting of Shareholders appoints someone else. Under normal circumstances, the duty of the Supervisory Board is the supervision of the policy of the management and the general course of affairs of the Company and the companies connected. In performing its duties, a conflict of interest with the Company could arise in decision making. In such case the following will apply. As neither the Articles nor the Dutch Civil Code contain any specific provisions in this regard, reference should be made (and this has been confirmed by Dutch case law) to the provisions of articles 8 and 140 of book 2 Dutch Civil Code, that obliges a member of the Supervisory Board to perform his/her duties bearing in mind the interest of the Company (article 140) and to act in all reasonableness and fairness (article 8). Consequently, a member of the Supervisory Board should in case of a conflict of interest with the Company act with extra care and precision. If a member of the Supervisory Board feels that even with the extra care and precision, he or she can not perform his or her duties as obliged by law, such member of the Supervisory Board should abstain from voting.

  Pursuant to the Articles, the Supervisory Board determines its own compensation by unanimous vote.

  Pursuant to the Articles, the Supervisory Board has the power to determine the salary, the bonus, if any, and the other terms and conditions of employment of the managing directors.

  The establishment of or any changes to the Company's principal credit facilities require the approval of a majority of the members of the Supervisory Board. The incurrence of indebtedness outside the ordinary course of investment in excess of US$ 50 million, requires the approval of 75% of the members of the Supervisory Board. The chief executive officer may authorize borrowings up to such limits as may be established from time to time by the Supervisory Board. The borrowing powers of the chief executive officer can be varied by the Supervisory Board.

  As of April 23, 2002, Dutch law no longer requires mandatory retirement of members of the Supervisory Board at the age of 72. The Company's Articles do not set forth a maximum age upon which a member of the Supervisory Board is required to retire.

  Members of the Supervisory Board and Managing Board are not required to own Shares to qualify.

(iii)
The Company has one class of Shares outstanding, being common shares. All Shares have equal dividend rights, rights to share in the profit and rights to surplus in a liquidation balance. The issued Shares are fully paid up, and not subject to further capital calls. No redemption provisions are attached. Upon the issue of Shares, a shareholder has a pre-emptive right, unless (i) this right has been limited or excluded by the Supervisory Board, (ii) shares are issued to employees, or (iii) shares are issued against a contribution in kind. Pursuant to the Articles, dividends in cash that have not been collected within five years and two days after having come due and payable shall revert to the Company. Members of the Supervisory Board and the Managing Board are elected annually. There are no provisions discriminating against any existing or prospective holder of share as a result of such shareholder owning a substantial number of Shares.

(iv)
The rights of a shareholder can be changed by amendment of the Articles. Such amendment requires a resolution of the shareholders meeting (no quorum requirement), adopted by a simple majority of the Shares present and voting, acting on a proposal of the Supervisory Board.

(v)
Each year, within six months after the end of the fiscal year, an annual general shareholders meeting must be held. Extraordinary general meetings of shareholders may be held as often as deemed necessary by the Supervisory Board and must be held if one or more shareholders and other persons entitled to attend such meetings jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Managing Board or Supervisory Board, specifying in detail the business to be considered.

  If the Managing Board and the Supervisory Board fail to comply with such a request in such manner that the general meeting of shareholders can be held within six weeks after the request, the persons who have made the request may convene the meeting themselves.

  A notice convening a general meeting of shareholders must be published by advertisement which must at least be published in a national daily newspaper in the Netherlands and in the "Officiële Prijscourant (Official Pricelist) van Euronext Amsterdam N.V.". In addition, holders shares registered in their name must be notified by letter that the meeting is being convened. The notice convening a general meeting of shareholders must be sent or published no later than on the fifteenth day prior to the meeting.

  Every holder of shares that do not belong to a collective depot as referred to in the Dutch Act on securities transactions by giro (Wet Giraal Effectenverkeer) and every beneficiary of a right of usufruct in respect of such shares who is entitled to the voting right on these shares shall be authorized to attend the general meeting of shareholders, either in person or by means of a written proxy, to speak at the meeting and, in as far as this holder is entitled to the voting right, to exercise the voting right if the holder has informed the Managing Board in writing of his intention to attend the meeting.

  Every person that is a participant in a collective depot as referred to in the Dutch Act on securities transactions by giro (Wet Giraal Effectenverkeer) shall be authorized to attend the general meeting of shareholders, either in person or by means of a written proxy, to speak to the meeting and, in as far as this person is entitled to the voting right, to exercise the voting right in respect of the number of shares listed in the statement referred to below, if this person has filed a written statement from an affiliated institution as referred to in the Dutch Act on securities transactions by giro (Wet Giraal Effectenverkeer) no later than at the time referred to in the announcement with the office of the company or elsewhere at the place referred to in the notice convening the meeting to the effect that the number of shares mentioned in this statement is part of a collective depot as referred to in the Dutch Act on securities transactions by giro (Wet Giraal Effectenverkeer) and that the person mentioned in the statement is a participant for the number of shares specified and shall continue to be a participant until after the end of the meeting. The provisions of the previous sentence apply accordingly in respect of every beneficiary of a right of usufruct in respect of a share in a collective depot as referred to in the Dutch Act on securities transactions by giro (Wet Giraal Effectenverkeer), in as far as the rights referred to in the previous sentence are granted to this beneficiary by law.

  In the event a shareholder wishes to exercise its rights by a written power of attorney, the Company must have received the power of attorney on the same date as it should receive the notification or statement.

  Under the Articles, the Company will have registered shares only.

(vi)
Other than statutory limitations on the ability of the Company to repurchase its own Shares, there are no provisions in the Articles or legal limitations that limit the rights of non-Dutch resident or foreign shareholders to hold Shares or exercise their voting right.

(vii)
The Articles do not contain any provision that would have the effect of delaying, deferring or preventing a change of control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

(viii)
The Articles do not contain any provisions on the disclosure of share ownership. However, pursuant to Dutch law ("de Wet Melding Zeggenschap in ter beurse genoteerde vennootschappen 1996"), a shareholder must disclose his shareholding to the Netherlands Authority for Financial Markets (Authoriteit Financiële Markten). The disclosure is obligatory each time a shareholder's holding falls into or out of one of the following ranges of percentages: 0-5%, 5-10%, 10-25%, 25-50%, 50-66 2/3% and over 66 2/3%. Shareholders may also be subject to disclosure requirements under the US Securities Exchange Act of 1934. In addition, pursuant to the Dutch Securities Act, and a decree based thereon, a holder that directly or indirectly has a capital interest of more than 25% must by means of a standard form within ten days after the end of month in which the transaction took place notify the AFM of any and all transactions (including, without limitation, an acquisition or disposal of ordinary shares) that it carries out or causes to be carried out in securities issued by the Company. If that shareholder is a legal entity and not an individual, the obligation is extended to its managing directors and members of its supervisory board. The notification obligations also rests on the spouses of the 25% shareholders, its managing directors and members of its supervisory board and persons with whom they share a household.

  Furthermore, pursuant to the Dutch Securities Act and the Dutch Disclosure Act, "insiders" (i.e. (supervisory) directors of the Company or its subsidiaries) who enter into or effectuate a transaction in securities of the Company have an obligation to file, forthwith after such transaction, a notification of that transaction with the AFM.

(ix)
The Articles do not contain any provisions governing changes in the capital that are more stringent than required by law, with the exception of Article 4 pursuant to which a proposal from the Supervisory Board is required before the shareholders can resolve to cancel shares.

C.    Material Contracts

        On January 31, 2004, the Group had three syndicated multi-currency revolving credit facilities:

  •
  The Group had a syndicated multi-currency revolving credit facility amounting to € 667 million expiring on July 21, 2005, subject to an interest rate of LIBOR + 0.30% per annum and a commitment fee on the undrawn portion of 0.15% per annum. As at January 31, 2004 € 599.6 million was drawn against the facility. The facility is classified as a long-term financial payable. The arrangers were Citibank and Unicredito Italiano

  •
  On May 16, 2003, the Group signed a multi-currency revolving credit facility amounting to CHF 100 million expiring on May 16, 2006, subject to an interest rate per annum LIBOR + 0.63% and commitment fee per annum on the undrawn portion of 0.31%. As at January 31, 2004 the facility was fully drawn. The facility is classified as long-term financial payables. The counterparty was Unicredito Italiano.

  •
  On November 28, 2003 the Group signed a syndicated loan agreement providing for two multi-currency revolving credit facilities both of them amounting to € 230 million. The arrangers were Citibank and Royal Bank of Scotland. Terms and conditions of these facilities are as follows:

	Expiration-date	Interest rate per annum*	Commitment fee per annum
Facility A	26/11/2004	Libor + 0.50%	0.165% on the undrawn portion
Facility B	28/11/2006	Libor + 0.60%	0.240% on the undrawn portion

(*)
The spread could be increased in a range between 0.85% and 0.95% depending upon the performance of the Group.

        Under the agreement the Group has an option to extend Facility A for an additional year by transforming it from a revolving credit line into a loan for the amount outstanding as at the first year expiration date. Should the option be exercised, the loan would bear interest at Libor plus 0.50% per annum and would be entirely repayable on November 25, 2005. At January 31, 2004 € 115.0 million was drawn against facility A. As the Group intends to exercise the option, the loan has been classified as a long-term financial payable. As at January 31, 2004 Facility B was undrawn.

        All of the three syndicated loan agreements are subject to financial covenants as follows:

  •
  the ratio of Net Financial Indebtedness to the Net Worth should not be greater than 1:1;

  •
  the ratio of Net Financial Indebtedness to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") should not be greater than 3:1;

  •
  the ratio of EBITDA to Financial expenditure, net of any financial income should not be less than 4:1.

        The terms used in the financial covenants are defined in the syndicated loan agreement and may differ from similar terms used in the financial statements. On January 31, 2004, all these covenants were satisfied. Moreover, Gucci Group N.V is obliged to ensure that the aggregate total assets of certain subsidiaries of the Group represents not less than 85% of the total assets of the Group.

D.    Exchange Controls

None.

E.    Taxation

        The following is a general summary of the tax consequences of the acquisition, ownership and disposition of the Shares based on tax laws of the Netherlands and the United States as in effect on the date hereof and is subject to changes in Netherlands or U.S. law, including changes that could have a retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than The Netherlands or the United States, nor does it take into account the individual circumstances of an investor. Shareholders and prospective investors in the Shares should consult their own tax advisers with regard to the Netherlands, U.S., or other tax consequences of the purchase, ownership or disposition of Shares.

Netherlands Taxation

        The following summary of Netherlands tax considerations is limited to the tax implications for an owner of Shares who owns less than 10% of the voting power of the Company (a "Shareholder").

1.    Withholding Tax

        Dividends distributed by the Company generally are subject to a withholding tax imposed by the Netherlands at a rate of 25%. The Company assumes responsibility for the withholding of tax at the source. The expression "dividends distributed by the Company" as used herein includes, but is not limited to:

(i)
distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;

(ii)
liquidation proceeds, proceeds of redemption of Shares or, as a rule, consideration for the repurchase of Shares by the Company in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes;

(iii)
the par value of Shares issued to a Shareholder or an increase of the par value of Shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes, has been made or will be made; and

(iv)
partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits ("zuivere winst"), unless the general meeting of shareholders of the Company has resolved in advance to make such repayment and provided that the par value of the Shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association of the Company.

        When a Shareholder is resident in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such country, such Shareholder may, depending on the terms of such double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax. The Netherlands has such conventions in effect with, among others, the United States, Canada, Switzerland, Japan, and all European Union member states.

2.    Special Withholding Tax Considerations for U.S. Shareholders

        Under the Double Taxation Convention in effect between the Netherlands and the United States (the "U.S./NL Double Taxation Convention"), dividends paid by the Company to a resident of the United States (other than an exempt organization or exempt pension trust) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, unless the Shares held by such resident are attributable to an enterprise or part of an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. The U.S./NL Double Taxation Convention provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein, in conjunction with a further agreement between The Netherlands and the U.S. as published on April 20, 2000. Except in the case of exempt organizations, the reduced dividend withholding tax rate can be applied at source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. A Shareholder other than an individual will not be eligible for the benefits of the U.S./NL Double Taxation Convention if such Shareholder does not satisfy one or more of the tests set forth in the limitations on benefits provisions of Article 26 of the U.S./NL Double Taxation Convention.

        A Shareholder (other than an exempt organization) generally may claim the benefits of a reduced withholding tax rate or an exemption from withholding tax pursuant to the U.S./NL Double Taxation Convention by submitting to the dividend disbursing agent a duly signed Form IB 92 USA, which form includes a banker's affidavit stating that the Shares are in the bank's custody in the name of the applicant. If the Form IB 92 USA is submitted prior to the dividend payment date, the Company can apply the reduced withholding tax rate to the dividend payment. A Shareholder unable to claim withholding tax relief in this manner can generally obtain a refund of excess tax withheld by filing, if a Netherlands dividend disbursing agent paid the dividends with such agent, or otherwise with the proper Netherlands tax authorities, a Form IB 92 USA within three years after the expiration of the calendar year in which the withholding tax was levied and describing the circumstances that prevented claiming withholding tax relief at source.

        For Shares listed on the New York Stock Exchange, a special procedure for withholding tax applies. Holders of such Shares will initially receive dividends subject to a withholding tax rate of 25%. An additional amount equal to 10% (or 25% in case of qualifying U.S. pension funds) of the dividend will be paid to such holder upon receipt within a year after the dividend payment by the dividend disbursing agent of notification that such holders are eligible for the reduced rate under the U.S./NL Double Taxation Convention. The additional payment will also be paid to holders eligible for the reduced rate under another double tax convention concluded with the Netherlands or the Tax Arrangement for the Kingdom of the Netherlands provided that the dividend disbursing agent has attached the relevant form IB 92 to the aforementioned notification.

        Qualifying U.S. exempt organizations must seek a full refund of the tax withheld by using the Form IB 95 USA, which form also includes a banker's affidavit.

        Under certain circumstances, the Company will not be required to transfer to the Netherlands tax authorities the full amount of the tax withheld by the Company with respect to dividend distributions made on shares out of dividends received by the Company from foreign affiliates. The amount not transferred to the Netherlands tax authorities cannot exceed 3% of the gross amount of any dividend paid by the Company on the shares.

        Pursuant to so-called dividend stripping rules, no exemption, reduction, credit or refund of Netherlands dividend withholding tax is allowed if the recipient of the dividend is not considered the "beneficial owner" of the dividend. A recipient of a dividend is not considered the beneficial owner of the dividend if such recipient:

1.
paid consideration (in cash or in kind) in connection with the dividend distribution; and

2.
such payment forms part of a sequence of transactions; and

3.
it is likely that:

            (i)  an individual or company benefited in whole or in part from the dividend, and such individual or company would be entitled to a less favorable exemption, refund or credit of dividend withholding tax than the recipient of the dividend distribution; and

           (ii)  this individual or company directly or indirectly retains or acquires a position in the shares, profit rights or profit sharing bonds that is comparable with his position in similar shares, profit rights or profit sharing bonds that he had before the sequence of transactions commenced.

        The term "sequence of transactions" includes the case in which one or more dividend rights are acquired or the short-term rights of enjoyment on shares (e.g. usufruct) are established and the transferor retains the ownership of the shares. If the anti-dividend stripping rules apply, not only the recipient of the dividend cannot claim an exemption, reduction, credit or refund, but the individual or company that can be considered the beneficial owner of the dividend distribution will not be entitled to any refund or credit of dividend withholding tax either, even if such individual or company would have been entitled to such refund or credit of dividend withholding tax, had he or it received the dividends directly.

3.    Taxes on Income and Capital Gains

        A Shareholder will not be subject to Netherlands income tax or corporate income tax in respect of dividend distributions on shares or capital gains realized on the disposal of shares provided that:

(i)
such Shareholder is neither a resident nor deemed to be a resident of the Netherlands, nor, if he is an individual, has elected to be taxed as a resident of the Netherlands; and

(ii)
such Shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Shares are attributable; and

(iii)
if such Shareholder is an individual, neither such holder nor any of his spouse, his partner, a person deemed to be his partner, or other persons sharing such person's house or household, or certain other of such persons' relatives (including foster children), has a substantial interest in the Company. For purposes of this clause (iii), a substantial interest is generally not present if a holder does not hold, alone or together with his spouse or partner, whether directly or indirectly, the ownership of, or certain other rights (including rights to acquire shares, whether or not already issued) over, (a) shares representing five per cent. or more of the total issued and outstanding capital (or of the issued and outstanding capital of any class of shares) of the Company, or (b) profit sharing certificates, entitling the holder to five per cent. or more of the profits or of the liquidation distributions of the Company;

(iv)
if such Shareholder is a company, such holder does not have a substantial interest in the Company or if such Shareholder does have such a substantial interest, it can be allocated to the Shareholder's business assets. For purpose of this clause (iv), a substantial interest is generally not present if a holder does not hold, whether directly or indirectly, the ownership of, or certain other rights (including rights to acquire shares, whether or not already issued) over, (a) shares representing five per cent. or more of the total issued and outstanding capital (or of the issued and outstanding capital of any class of shares) of the Company, or (b) profit sharing certificates, entitling the holder to five per cent. or more of the profits or of the liquidation distributions of the Company; and

(v)
if such Shareholder is an individual, his activities in the Netherlands with respect to the Shares do not exceed normal, active asset management.

        For purposes of Netherlands taxes on income and capital gains an individual who is not resident in the Netherlands and who is not of Netherlands nationality generally will not be deemed to be resident in the Netherlands, provided such person has not been resident in the Netherlands at any time during the previous twelve month period.

4.    Gift, Estate and Inheritance Taxes

        No gift, estate or inheritance taxes will arise in the Netherlands with respect to an acquisition of Shares by way of a gift by, or on the death of, a Shareholder who is neither resident nor deemed to be resident in the Netherlands, unless:

(i)
such Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Shares are or were attributable; or

(ii)
in the case of a gift of Shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

        For purposes of Netherlands gift, estate and inheritance tax, an individual who holds the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death.

        For purposes of Netherlands gift tax, an individual not holding the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

        The discussion of certain Netherlands taxes set forth above is included herein for general information only and does not address every potential tax consequence of an investment in the Shares under the laws of the Netherlands. Each investor should consult his or her own tax advisor with respect to the tax consequences of an investment in the Shares.

United States Taxation

        The following discussion addresses the U.S. federal income taxation of a beneficial owner of Shares who is a U.S. Investor (i.e., a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States or any political subdivision thereof, an estate that is subject to U.S. federal income taxation without regard to the source of its income, or a trust if a court in the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all of the substantial decisions of the trust). The following summary does not address the U.S. tax treatment of certain types of investors (e.g., shareholders that are not U.S. Investors, dealers in securities, financial institutions, life insurance companies, tax-exempt organizations, shareholders whose functional currency is not the US Dollar, and shareholders who directly, indirectly or through certain related persons own 10% or more of the voting stock or nominal paid-in capital of the Company) or the application of other U.S. federal taxes, such as U.S. federal estate tax, or of state or local tax laws.

1.    Taxation of Dividends

        For U.S. federal income tax purposes, a U.S. Investor in the Shares must include in gross income dividends paid by the Company (including The Netherlands taxes withheld therefrom as discussed above in "Special Withholding Tax Considerations for U.S Shareholders), to the extent paid from the current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles. Such dividends generally will be included in income by a U.S. Investor when received, and a U.S. Investor will not be entitled to the dividends received deduction with respect to such dividends. U.S. Investors may deduct any Netherlands withholding tax withheld at the rate provided by the U.S./NL Income Tax Treaty or, subject to certain limitations, elect to claim such withholding taxes as a credit against their U.S. federal income tax liability. Such limitations include limitations that would apply if 50% or more of the Company's Shares were owned by U.S. Investors and ten percent or more of the Company's earnings and profits were from U.S. sources. The dividends generally will be treated as "passive" income (or, in the case of certain U.S. Investors, "financial services income") for foreign tax credit purposes. Subject to certain exceptions for positions that are hedged or held for less than 60 days, dividends received by an individual U.S. Investor after 2002 and before 2009 from a "qualified foreign corporation" are subject to a maximum U.S. federal income tax rate of 15%. A qualified foreign corporation generally includes a corporation, such as the Company, the stock of which is traded on an established securities market.

        Distributions in excess of the current and accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles, will be treated first as nontaxable returns of capital to the extent of such U.S. Investor's adjusted tax basis in the Shares, and any distribution in excess of such basis will constitute gain, which gain will be capital gain if the Shares are held as capital assets. (See discussion of "Capital Gains Rates" below).

        The amount of any distribution in Euros (or another foreign currency) will equal the fair market value in US Dollars of the Euros (or other foreign currency) on the date of receipt. A U.S. Investor will have a basis for U.S. federal income tax purposes in the Euros (or other foreign currency) distributed equal to their Dollar value on the date of receipt. Any gain or loss recognized upon a subsequent disposition of Euros (or other foreign currency) will be generally U.S. source ordinary income or loss, but individual U.S. Investors may be entitled to non recognition of any gain realized on the disposition of the Euros (or other foreign currency) if the gain so realized does not exceed US$ 200 and the disposition constitutes a "personal transaction" under the Code. The amount of any distribution of property other than cash will be equal to its fair market value on the date of distribution.

        Although Gucci has determined that it has not been eligible for, or claimed a Netherlands credit with respect to dividends received from qualifying foreign affiliates, available under certain circumstances in accordance with Netherlands law, if in the future it should be eligible for such credit, a risk exists that the Internal Revenue Service would reduce the amount of the Netherlands withholding taxes that are eligible for U.S. foreign tax credit purposes as a result of such Netherlands credit received by Gucci.

2.    Sale or Other Disposition of the Shares

        A U.S. Investor will generally recognize a gain or loss for U.S. federal income tax purposes upon the sale or other disposition of the Shares in an amount equal to the difference, if any, between the amount realized and the U.S. Investor's adjusted tax basis in the Shares. Such gain or loss will generally be a capital gain or loss if the Shares were held as a capital asset. (See discussion of "Capital Gains Rates" below). Under most circumstances, any gain or loss from the sale or other disposition of the Shares will be treated as U.S. source income or loss for foreign tax credit purposes.

3.    Capital Gains Rates

        For individual U.S. Investors, the difference between the tax rates applicable to capital gains and ordinary income may be significant. The highest marginal income tax rate currently applicable to ordinary income by an individual U.S. Investor is 35%. Any net capital gain attributable to the sale or exchange of assets held for more than one year recognized by an individual U.S. Investor after May 5, 2003 and before January 1, 2009 generally will be taxed at a maximum rate of 15%. Capital gains attributable to the sale or exchange of capital assets held for one year or less are short-term capital gains, which are taxable at the same rate as ordinary income.

4.    Passive Foreign Investment Company Status

        Special U.S. federal income tax rules apply to U.S. Investors owning capital stock of a Passive Foreign Investment Company ("PFIC"). A foreign corporation will be considered a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value of its assets are considered "passive assets" (generally assets that generate passive income or assets held for the production of passive income). The Company believes that it currently is not a PFIC for U.S. federal income tax purposes and does not anticipate that it will become a PFIC in the future.

        If the Company were classified as a PFIC, a U.S. Investor generally would be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of Shares or upon receipt of "excess distributions" unless such U.S. Investor elects (i) to be taxed currently on its pro-rata portion of the Company's income, whether or not such income were distributed in the form of dividends or otherwise, or (ii) to mark the Shares to market by accounting for any difference between the Shares' fair market value and adjusted basis at the end of the taxable year by either an inclusion in income or a deduction from income. In addition, if the Company were classified as a PFIC, U.S. Investors would not qualify for the benefit of the reduced U.S. federal tax rate applicable to certain dividends received by individuals, as described above in "Taxation of Dividends".

5.    Backup Withholding and Information Reporting

        In general, information reporting may apply to certain dividends paid on the Shares and to the proceeds of sale of the Shares paid to U.S. Investors other than certain exempt recipients (such as corporations). Backup withholding may apply (currently at the rate of 28%) to such payments if the U.S. Investor fails to provide an accurate taxpayer identification number or certification of exempt status, or fails to report in full dividend and interest income. Backup tax withheld is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of U.S. Investors.

F.    Dividends and Paying Agents

Not Applicable.

G.    Statements by Experts

Not Applicable.

H.    Documents on Display

        The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith must file periodic reports and other information with the Securities and Exchange Commission (the "Commission"). As a foreign private issuer, the Company is exempt from certain provisions of the Exchange Act including those which prescribe the furnishing and content of proxy statements distributed to security holders and those which relate to reporting and liability for short swing profits by directors, officers and other insiders.

        This annual report and the exhibits thereto and any periodic reports or other information filed pursuant to the Exchange Act may be accessed online on the Commission's website and may be inspected without charge and copied at prescribed rates at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's

regional offices at The Woolworth Building, 233 Broadway, New York, New York 10279, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, such material and other information concerning the Company can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        The principal documents concerning the Company which are referred to in this annual report may be inspected at the Company's office located at Rembrandt Tower, Amstelplein No. 1, 1096 HA Amsterdam, The Netherlands.

I.    Subsidiary Information

Not Applicable.

L.    Reconciliation to U.S. GAAP pursuant to Regulation G (17 CFR section 244.100 et seq.)

        The following tables reconciles to U.S. GAAP a measurement used in Item 5, Operating and Financial Review and Prospects, "Funds from Operations":

Funds from Operations (€ million)

	2003	2002	2001
Net income	174.2	226.8	312.5
Depreciation	102.1	93.9	77.1
Amortization	149.2	148.5	145.6
Net loss (gain) on sale and write-down of non-current assets	16.7	(0.0)	0.0

Funds from operations	442.2	469.2	535.2

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.    Interest Rate Risk

        The Company's substantial cash as well as debt position make it subject to interest rate risk.

        Cash:    Cash and cash equivalents amounted to: € 1,270.7 million on January 31, 2004 and € 2,782.6 million on January 31, 2003. Cash equivalents include short-term deposits and asset management accounts. As at January 31, 2004 € 658.0 million (€ 1,870.8 million as at January 31, 2003) was held in third party asset management accounts and invested in securities and money market instruments issued by reputable entities with acceptable credit quality. As of January 31, 2004, each managed portfolio had an overall rating of at least AA, and an adequate level of diversification (Company guidelines for third party asset managers state that no issue should exceed 10% of a portfolio and a portfolio should not purchase more than 10% of any issue). While a substantial liquid position remains on the Group's balance sheet, management will continue to seek to maximize after tax cash yield through an efficient fiscal structure, while minimizing the risk profile of the investments. The yield on cash under management was 2.4% (2.3% net of tax) in 2003, 3.2% (3.0% net of tax) in 2002 and 4.4% (4.2% net of tax) in 2001.

        Debt: Long term debt, excluding capital leases, amounted to: € 1,221.3 million on January 31, 2004 and € 1,102.4 million on January 31, 2003. The carrying value of long-term liabilities approximates the fair value. As of January 31, 2004, approximately 80% of the Company's long-term loans was subject to floating rate interest payments, the bulk of which was Euro and US Dollar denominated. If interest rates rise, particularly Euro and US Dollar rates, the Group will be subject to higher interest expense.

Long Term Liabilities on January 31, 2004 (€ million)

	2005	2006	2007	2008	Beyond	Total
Fixed
Japanese Yen	21.4	42.9	107.1	78.1	0.0	249.5

Floating
Euro	391.4	6.3	6.8	7.4	39.1	451.0
Swiss Franc	117.2	64.8	0.8	0.8	17.6	201.2
US Dollar	201.9	4.0	4.0	4.0	20.2	234.1
English Pound	1.6	1.6	1.6	1.6	11.2	17.6
Japanese Yen	20.6	47.3	0.0	0.0	0.0	67.9
Total	732.7	124.0	13.2	13.8	88.1	971.8

Total	754.1	166.9	120.3	91.9	88.1	1,221.3

        The Company has no material interest rate derivative instruments in place to hedge against fluctuations in short or long term interest rates.

        The only interest rate derivative the Company has is a swap of variable for fixed interest in relation to a Yen 9 billion financing due in 2007. Under the terms of the swap, the Company pays a fixed rate of 0.32% and receives a variable rate three-month Yen LIBOR.

B.    Foreign Currency Exchange Risk

        Starting February 1, 2002, the Group began reporting its financial performance in Euros. Management based its decision to change the Company's reporting currency to the Euro from the US Dollar on several considerations, including:

  •
  the adoption of the Euro in January 2002 as the legal tender currency in twelve European Union member states (including Italy and France, the countries in which most of the Group's products are produced); and

  •
  the increase in the proportion of the Group's revenues and expenses denominated in the Euro resulting from acquisitions made in 1999, 2000 and 2001.

        Management believes that the change in the reporting currency to the Euro mitigates foreign exchange risk on the Company's gross margin and generally reduces gross margin volatility. Management also believes that Euro reporting simplifies foreign exchange hedging, notwithstanding the Group's need to hedge non Euro-denominated revenues and expenses, principally those denominated in US Dollars, Japanese Yen, Swiss Francs and British Pounds.

        Management believes that a retrospective application of the change of the reporting currency would cause an unfair and misleading presentation of prior years' financial statements. Accordingly, no adjustments relating to prior periods have been made either to the opening balance of retained earnings or in reporting the net profit or loss for the prior periods because existing balances were recast.

        The Group generates a substantial proportion of its revenues in the Euro, the US Dollar or related currencies, and the Japanese Yen. The Group's costs are denominated in numerous currencies, a high proportion of which is the Euro.

Revenues by currency (€ million)

	2003	%	2002	%	2001	%
Euro	906.6	35.0%	883.3	34.7%	837.6	32.7%
US Dollar & related	795.9	30.8%	790.8	31.1%	824.2	32.1%
Japanese Yen	514.0	19.9%	496.0	19.5%	510.8	19.9%
Other	370.9	14.3%	374.2	14.7%	392.5	15.3%

Total	2,587.4	100.0%	2,544.3	100.0%	2,565.1	100.0%

        Given the Euro as the Group's reporting currency as of February 1, 2002, and on the basis of current and planned revenue and expense relationships:

  •
  appreciation of the Euro has an adverse effect on revenues and operating profit; and

  •
  depreciation of the Euro has a positive effect on revenues and operating profit.

        In 2003 the Company was involved in hedging transactions designed to reduce the short-term impact of currency fluctuations on operating profit resulting from fluctuations in the relationship between the Euro and the other main currencies in which revenues and expenses are denominated, with particular focus on the Japanese Yen and the US Dollar. The hedging transactions normally relate to a period not exceeding two years and are designed to limit the effect of exchange fluctuations in the period starting when the Company fixes prices for a season and takes orders for the related products and ending when the related sales are completed.

The notional values of the contracts outstanding at January 31, 2004 and 2003 are the following (€ million)

January 31, 2004	Forward	Combination options	Total
US Dollars	140.6	492.8	633.4
Japanese Yen	119.0	432.4	551.4
British Pound	186.3	0.0	186.3
Hong Kong Dollars	90.2	0.0	90.2
Korean Won	14.4	0.0	14.4

Total	550.5	925.2	1,475.7

January 31, 2003	Forward	Combination options	Total
US Dollars	152.9	543.1	696.0
Japanese Yen	145.5	526.1	671.6
British Pound	150.0	—	150.0
Hong Kong Dollars	94.5	—	94.5
Korean Won	4.1	—	4.1

Total	547.0	1,069.2	1,616.2

        Management estimated that for 2003 had there been an adverse change in foreign currencies defined as a devaluation of the Japanese Yen and the US Dollar of 10% compared to the Euro, the Company's net income after tax would have:decreased by approximately € 48.0 million, excluding the effect of actual hedging transactions which were in place during the year, and decreased by approximately € 5.4 million, net of the effect of such hedging transactions.

C.    Commodity Price Risk

        The Group does not purchase raw materials on futures markets. In order to ensure the availability of production capacity, the Group enters into agreements with certain unrelated suppliers of leather good products. These agreements include minimum supply commitments over periods up to three years. The total amount of the future commitments related to these agreements at January 31, 2004 was as follows:

Guaranteed Future Commitments (€ million)

2004	2005	2006	Beyond	Total
76.9	6.1	3.3	3.0	89.3

D.    Equity Market Risk

        The Gucci Group has no material equity investment.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not Applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

        The Company's principal executive and principal financial officers have concluded that the Company's disclosure controls and procedures (as defined in 17 CFR 240.13a-15(e)) as of the end of the period covered by this report (FY 2003) are effective based on the evaluation of these controls and procedures required by paragraph (b) of 17 CFR 240.13a-15.

B.

        Not applicable

C.

        Not applicable

D.    Changes in Internal Control Over Financial Reporting

        There have been no changes in internal control over financial reporting in the period covered by this annual report (FY 2003) that materially affected or are reasonable likely to materially affect the Company's internal control over financial reporting.

ITEM 16.A    Audit Committee Financial Expert

        The Supervisory Board has not designated a "audit committee financial expert" as defined in Item 16.A of Form 20-F.

ITEM 16.B    Code of Ethics

        The Company has adopted a Code of Business Conduct and Ethics. Part I is a code of conduct for all employees, including all officers and directors. Part II is a code of conduct for the Chief Executive Officer and Senior Financial Officers. The Code of Business Conduct and Ethics may be seen on the Company's website, www.guccigroup.com, in the Gucci Group Profile file.

ITEM 16.C    Principal Accountant Fees and Services

(€ million)	2003	2002
Audit Fees	2,384	2,332
Audit Related Fees	110	64
Tax Fees	1,480	1,959
Other Fees	71	70

Total	4,045	4,425

  •
  Fees for audit services include the audit of Gucci's annual financial statements, the review of interim financial statements and statutory audits.

  •
  Fees for audit related services include consultation concerning financial accounting and reporting matters not classified as audit and statutory auditors fees related to certain Italian subsidiaries.

  •
  Fees for tax services include tax compliance, tax advice and tax planning other than those rendered in connection with the audit.

  •
  Fees for other services relate to advice on insurance matters and risk management.

        The Audit Committee has delegated to its Chairman the non-audit services pre-approval authority.

Audit services

        The annual Audit services engagement terms and budgeted fees will be subject to the pre-approval of the Audit Committee. These include, but are not limited to the fees associated with the Group's year-end audit, quarterly reviews and local statutory audits. The audit services budget is presented to the Audit Committee and discussed during the Audit Committee meeting that takes place every year in May. As a matter of practice, the material variations from the pre-approved budget, due to changes in the Group's structure or to potential additional work to be performed, have been pre-approved by the Audit Committee. Actual fees for audit services are reported to the Audit Committee during the May Audit Committee meeting of the following year.

Audit related services

        The yearly budget connected with audit related services is presented to the Audit Committee and discussed during the Audit Committee meeting that takes place in September of the preceding year. The yearly budget presented to the Audit Committee will include the nature of the services to be provided by the independent auditor and the expected fees. As a matter of practice, material variations from the pre-approved budget, due to changes in the Group's structure or to potential additional work to be performed, have been pre-approved by the Audit Committee. Specific pre-approval from the Chairman of the Audit Committee is required for significant services not included in the budget either if the engagement exceeds Euro 100,000 or if the service is different, in nature, from approved Budget. Actual fees for audit related services are reported to the Audit Committee during the May Audit Committee meeting of the following year.

Tax services

        The yearly budget connected with tax services is presented to the Audit Committee and discussed during the Audit Committee meeting that takes place in September of the preceding year. The yearly budget presented to the Audit Committee will include the nature of the services to be provided by the independent auditor and the expected fees. As a matter of practice, material variations from the pre-approved budget, due to changes in the Group's structure or to potential additional work to be performed, have been pre-approved by the Audit Committee. Specific pre-approval from the Chairman of the Audit Committee is required either if the engagement exceeds Euro 100,000 or if the service is different, in nature, from the approved Budget. Actual fees for tax services are reported to the Audit Committee during the May Audit Committee meeting of the following year.

Other services

        The yearly budget connected with other services is presented to the Audit Committee and discussed during the Audit Committee meeting that takes place in September of the preceding year. The yearly budget presented to the Audit will include the nature of the services to be provided by the independent auditor and a range of expected fees. Specific pre-approval from the Chairman of the

Audit Committee is not required for special projects have a total annual cost of Euro 200,000 or less; specific pre-approval from the Chairman of the Audit Committee is required if any single engagement exceeds Euro 100,000. Actual fees for other services are reported to the Audit Committee during the May Audit Committee meeting of the following year.

Final approval

        The Chairman shall report to the full Audit Committee at each regular meeting with respect to his approval or non-approval of non-audit services by Gucci's auditors.

ITEM 16.D    Exemptions from the Listing Standards for Audit Committees

        Not applicable

ITEM 16.E    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        ISSUER PURCHASES OF EQUITY SECURITIES

	EURONEXT AMSTERDAM Number of Shares Purchased	EURONEXT AMSTERDAM Average Price per Share	NYSE Number of Shares Purchased	NYSE Average Price per Share	Total Shares Purchased under Program	Shares Available to Purchase under Program
Apr 1-29, 2003(2)	624,269	EUR 88.31	467,550	$95.57	1,091,819	3,500,000
Mar 3-31, 2003(2)	651,150	EUR 87.73	476,600	$94.99	1,127,750	3,500,000
Feb 3-27, 2003(2)	593,418	EUR 87.24	391,000	$94.07	984,418	3,500,000
Jan 27-31, 2003(2)	172,295	EUR 86.05	78,300	$93.47	250,595	3,500,000
Oct 1-25, 2002(1)	516,000	EUR 87.91	484,000	$86.38	1,000,000	3,500,000
July 16-24, 2002(1)	275,000	EUR 88.56	275,000	$89.70	550,000	3,500,000

(1)
On July 16, 2002 Gucci announced a program to repurchase up to 3,500,000 of its shares.

(2)
On January 24, 2003 Gucci announced another program to repurchase up to 3,500,000 of its shares.

PART III

ITEM 17. FINANCIAL STATEMENTS

        Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

        GUCCI GROUP N.V.—Consolidated statements of income

        (In thousands of Euro, except per share and share amounts)

	2003	2002	2001(*)
Net revenues	2,587,390	2,544,286	2,565,116
Cost of goods sold	851,984	802,007	773,399

Gross profit	1,735,406	1,742,279	1,791,717
Selling, general and administrative expenses	1,463,026	1,433,276	1,393,123
Restructuring expenses	27,008	3,144	—
Goodwill and trademark amortization	125,575	126,418	130,209

Operating profit	119,797	179,441	268,385
Restructuring expenses	—	—	(750)
Financial income, net	11,881	62,796	88,123
Other income (expenses), net	13,695	(1,257)	10,586

Income before income taxes and minority interests	145,373	240,980	367,844
Income tax expense (benefit)	(22,115)	19,286	58,679

Net income before minority interests	167,488	221,694	309,165
Minority interests	6,759	5,060	3,370

Net income for the year	174,247	226,754	312,535

Net income per share of common stock—basic	1.75	2.24	3.12
Weighted average number of shares—basic	99,518,957	101,060,751	100,174,358
Net income per share of common stock—diluted	1.73	2.21	3.08
Weighted average number of sharesand share equivalents—diluted	100,697,227	102,422,918	101,524,040

(*) The Euro amounts have been calculated from previously published US Dollar amounts in accordance with the criteria disclosed in Note 3 to these consolidated financial statements.

        The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.—Consolidated balance sheets
(In thousands of Euro)

	2003	2002
Assets
Current assets
Cash and cash equivalents	1,270,748	2,782,588
Short-term financial assets	380,091	[cad228]
Trade receivables, net	352,525	331,834
Inventories, net	495,655	472,028
Current value of hedge derivatives	70,790	110,559
Other current assets	276,462	326,186

Total current assets	2,846,271	4,023,195

Non-current assets
Long-term financial assets	17,446	408,079
Property, plant and equipment, net	941,272	912,497
Goodwill, trademarks, other intangible assets and deferred charges, net	1,976,339	2,110,015
Deferred tax assets	289,996	263,671
Other non-current assets	104,905	63,150

Total non-current assets	3,329,958	3,757,412

Total assets	6,176,229	7,780,607

Liabilities and shareholders' equity
Current liabilities
Bank overdrafts and short-term loans	423,687	630,534
Trade payables and accrued expenses	473,248	478,479
Tax liabilities and income tax payable	93,968	143,857
Other current liabilities	91,892	119,262

Total current liabilities	1,082,795	1,372,132

Non-current liabilities
Long-term financial payables	1,318,292	1,202,411
Pension liabilities and severance indemnities	55,124	50,831
Long-term tax payable and deferred tax liabilities	339,195	381,052
Other long-term liabilities	25,181	38,182

Total non-current liabilities	1,737,792	1,672,476

Total liabilities	2,820,587	3,044,608

Minority interests	41,714	64,566

Shareholders' equity
Share capital	106,159	104,688
Contributed surplus	1,478,543	2,790,401
Retained earnings	1,145,388	968,745
Treasury stock, at cost	(261,328)	(173,274)
Accumulated other comprehensive income	670,919	754,119
Net result for the year	174,247	226,754

Shareholders' equity	3,313,928	4,671,433

Total liabilities, minority interests and shareholders' equity	6,176,229	7,780,607

        The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.—Consolidated statements of cash flows
(In thousands of Euro)

	2003	2002	2001(*)
Cash flow provided by operating activities
Net result for the year	174,247	226,754	312,535
Depreciation	102,077	93,950	77,094
Amortization	149,177	148,525	145,585
Net loss (gain) on sale and write-down of non-current assets	16,722	(28)	2
Changes (net of acquisitions) in:
trade receivables, net	(29,192)	(27,872)	(24,215)
inventories, net	(33,907)	(43,333)	(80,368)
other current assets	53,657	(45,014)	(54,855)
trade payables and accrued expenses	4,354	36,870	(34,209)
income tax payable	(62,717)	(20,161)	18,417
other current liabilities	(24,455)	(27,879)	(44,477)
deferred tax	(62,134)	(72,132)	(63,412)
other non-current assets	(6,612)	(13,126)	(7,882)
other non-current liabilities	(21,059)	(9,218)	(15,369)

Cash flow provided by operating activities	260,158	247,336	228,846

Cash flow used in investing activities
Acquisitions	(10,286)	(24,875)	(220,264)
Acquisition of minority interest in Sergio Rossi	(41,058)	—	—
Purchases of tangible assets	(195,129)	(255,578)	(245,869)
Increase in deferred charges and intangible assets	(20,925)	(85,077)	(96,081)
Proceeds from the sale of non-current assets	—	2,987	10,100

Cash flow used in investing activities	(267,398)	(362,543)	(552,114)

Cash flow (used in) provided by financing activities
Issuance (repayment) of long-term debt, net	168,391	384,891	(173,031)
Proceeds from the sale of long-term financial assets	28,167	—	—
Changes in financial assets	(45,990)	(151,990)	—
Investment in long-term financial assets	—	—	(299,419)
Purchases of treasury shares	(281,573)	(158,499)	—
Proceeds from the exercise of stock options and other movements	227,693	41,749	27,869
Return of capital to shareholders	(1,347,005)	—	—
Dividends	(49,797)	(50,709)	(425,243)

Cash flow (used in) provided by financing activities	(1,300,114)	65,442	(869,824)

Increase (decrease) in cash, net of short-term financial indebtedness	(1,307,354)	(49,765)	(1,193,092)
Effect of exchange rates on cash (short-term financial indebtedness), net:
Exchange effects arising from translation	2,361	4,984	(35,118)
Exchange effects arising from change to Euro	—	—	206,510
Cash (short-term financial indebtedness) from acquired companies, net	—	(2,914)	(8,297)
Cash and cash equivalents, net of short-term financial indebtedness, at the beginning of the year	2,152,054	2,199,749	3,229,746
Cash and cash equivalents, net of short-term financial indebtedness, at the end of the year	847,061	2,152,054	2,199,749

(continued)

GUCCI GROUP N.V.—Consolidated statements of cash flows (continued)
(In thousands of Euro)

	2003	2002	2001(*)
Cash and cash equivalents, net of short-term financial indebtedness, comprise the following:
Cash and cash equivalents	1,270,748	2,782,588	2,964,907
Bank overdrafts and short-term loans	(423,687)	(630,534)	(765,158)

Cash and cash equivalents, net	847,061	2,152,054	2,199,749

Supplemental disclosures of cash flow information:
	2003	2002	2001(*)
Cash paid during the period:
Interest expense	77,128	52,161	68,788
Income taxes	89,759	121,157	106,508
Cash flow from interest received	83,705	122,274	163,055

Assets and liabilities in the businesses acquired were as follows:
	2003	2002	2001
Fixed assets	1,286	743	16,205
Assets under capital lease	2,566	—	—
Trade receivables	—	5,691	19,287
Inventories	2,007	1,675	7,717
Trade payables	(2,100)	(2,857)	(22,894)
Other liabilities, net	1,591	(3,205)	(49,038)
Cash (short-term indebtedness), net	—	(2,914)	(8,297)
Financial payables	(3,023)	—	(2,805)
Effects of changes in exchange rates	(293)	616	4,693

	2,034	(251)	(35,132)
Goodwill and trademarks, net of deferred taxes	12,229	29,721	281,073

Cost of acquisitions	14,263	29,470	245,941

Amount paid during the year	10,286	24,875	220,264
Amount paid in prior year	3,977	—	—
Amount to be paid as at the year end	—	4,595	25,677

(*)
The Cash flows were converted from US Dollar to Euro using the average exchange rate of 2001 except for cash and cash equivalents amounts which were converted from US Dollar to Euro using the historical exchange rate at the end of 2001.

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.—Statement of changes in consolidated shareholders' equity and comprehensive income
(In thousands of Euro*, except number of shares)

	Number of shares	Share capital	Contributed surplus		Retained earnings	Treasury stock, at cost	Accumulated other comprehensive income	Net result for the year	Total
Balance at January 31, 2001	100,095,205	103,654	2,792,130		763,548	(90,890)	490,531	366,925	4,425,898
Appropriation of result for 2000	—	—	—		312,225	—	—	(312,225)	—
Dividends	—	—	—		(364,480)	—	—	(58,959)	(423,439)
Shares released from treasury for options exercise	612,475	—	2,997		—	30,028	—	—	33,025
Other	14,723	—	242		(2,852)	720	256	—	(1,634)
Net income for 2001	—	—	—		—	—	—	312,535	312,535
Other comprehensive income:
—Hedging reserve:
Opening	—	—	—		(926)	—	9,359	—	8,433
Movements	—	—	—		—	—	(16,918)	—	(16,918)
—Fair-value reserve	—	—	—		—	—	(2,388)	—	(2,388)
—Foreign currency adjustments (net of tax of €(1.1) million)	—	—	—		—	—	(104,733)	—	(104,733)
Total other comprehensive income	—	—	—		(926)	—	(114,680)	—	(115,606)
Comprehensive income	—	—	—		—	—	—	—	196,929
Exchange effects arising from change to Euro	—	—	—		—	—	323,385	4,259	327,644

Balance at January 31, 2002	100,722,403	103,654	2,795,369		707,515	(60,142)	699,492	312,535	4,558,423
Appropriation of result for 2001	—	—	—		261,826	—	—	(261,826)	—
Dividends	—	—	—		—	—	—	(50,709)	(50,709)
Shares issued for option exercise	7,940	8	394		—	—	—	—	402
Shares released from treasury for options exercise	1,294,274	—	(3,458)		—	44,747	—	—	41,289
Shares repurchased	(1,800,595)	—	—		—	(158,499)	—	—	(158,499)
Other	11,229	1,026	(1,904)		(596)	620	—	—	(854)
Net income for 2002	—	—	—		—	—	—	226,754	226,754
Other comprehensive income:
—Hedging reserve (net of tax of €5.2 million)	—	—	—		—	—	106,581	—	106,581
—Fair-value reserve	—	—	—		—	—	5,207	—	5,207
—Foreign currency adjustments (net of tax of €7.7 million)	—	—	—		—	—	(57,161)	—	(57,161)
Total other comprehensive income	—	—	—		—	—	54,627	—	54,627
Comprehensive income	—	—	—		—	—	—	—	281,381

Balance at January 31, 2003	100,235,251	104,688	2,790,401		968,745	(173,274)	754,119	226,754	4,671,433
Share capital increase	—	1,387,116	(1,387,116)		—	—	—	—	—
Return of capital to shareholder	—	(1,387,116)	40,111	(**)	—	—	—	—	(1,347,005)
Appropriation of result for 2002	—	—	—		176,957	—	—	(176,957)	—
Dividends	—	—	—		—	—	—	(49,797)	(49,797)
Shares repurchased	(3,203,987)	—	—		—	(281,573)	—	—	(281,573)
Shares issued for option exercise	1,442,455	1,471	56,987		—	—	—	—	58,458
Shares released from treasury for options exercise	2,579,114	—	(24,206)		—	193,441	—	—	169,235
Other	54,088	—	2,366		(314)	78	—	—	2,130
Net income for 2003	—	—	—		—	—	—	174,247	174,247
Other comprehensive income:
—Hedging reserve (net of tax of €1.5 million)	—	—	—		—	—	(31,572)	—	(31,572)
—Fair-value reserve	—	—	—		—	—	(853)	—	(853)
—Foreign currency adjustments (net of tax of €2.5 million)	—	—	—		—	—	(50,775)	—	(50,775)

Total other comprehensive income	—	—	—		—	—	(83,200)	—	(83,200)
Comprehensive income	—	—	—		—	—	—	—	91,047

Balance at January 31, 2004	101,106,921	106,159	1,478,543		1,145,388	(261,328)	670,919	174,247	3,313,928

(*)	The Euro amounts as at January 31, 2002 have been calculated from previously published US Dollar amounts as follows:
	•	"Share capital" and related movements by multiplying the number of shares issued by the nominal value of €1.01;
	•	Balances other than "Share capital" as the aggregate amount of:
• The balances as at January 31, 1999 translated using the exchange rate at that date, and
• The movements recorded during the period from February 1, 1999 up to January 31, 2002 calculated as follows:
	•	"Net income of the period" using the respective period average exchange rate,
	•	"Shares issued to PPR" on March 19, 1999 using the exchange rate on that date,
	•	"Appropriation of the result" using the prior period average exchange rate,
	•	"Dividends" using the exchange rate on the due date of the respective payments,
	•	all other movements using each period's average exchange rate.
(**)	This amount relates to the portion of return of capital relevant the Treasury stock.

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

—Notes to the consolidated financial statements

(1)   Activities of the Group

        Gucci Group is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eye-wear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and also distributes products to franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group are listed on the Euronext Amsterdam Stock Exchange (GCCI.AS) and on the New York Stock Exchange (GUC).

(2)   Acquisitions

        During the year ended January 31, 2004 the Group made a number of immaterial acquisitions including an Italian shoe production facility, the quota held by the minority shareholder in the Joint Venture established in the past in Singapore and Malaysia as well as the establishment of a Joint Venture in UK with a former supplier of services for a total consideration of € 14.3 million.

        During the year ended January 31, 2003 the Group made a number of immaterial acquisitions including Italian shoe and jewelry production facilities as well as the quota held by the minority shareholder in the Joint Venture established in the past in Taiwan for a total consideration of € 29.5 million.

        The acquisitions have been accounted for utilizing the purchase method and, accordingly, the operating results of the new businesses have been included in the consolidated statements of income from the date of the acquisition. The purchase prices of the acquired companies have been preliminarily allocated to identified assets and liabilities of these companies based on their estimated fair values on the date of the acquisition. The residual amount, of € 12.2 and € 29.7 million, as of January 31, 2004 and January 31, 2003, respectively, has been recorded as goodwill, which will be amortized over 20 years.

        In January 2004 the Group acquired the 30% minority interest of Sergio Rossi S.p.A and Sergio Rossi International S.A.R.L for a total consideration of € 41.1 million. The sellers have retained the right to dividends and voting powers with respect to the sold stock until January 31, 2007 and have a call option—the right to repurchase a 28.5% interest—on that date. Based on the fact that the sellers retained all economic rights in respect of the shares, the 30% interest has been reflected as a minority interest while the payment of € 41.1 million has been included in "Other non-current assets".

(3)   Summary of significant accounting policies

        The Group's accounting policies comply with standards set forth by the International Accounting Standards Board.

        The following is a summary of the significant accounting policies used by the Group to prepare the financial statements.

Basis of preparation

        The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting principles below.

Reporting currency

        Starting from February 1, 2002, the Group adopted the Euro as its reporting currency.

        The 2001 comparative balances previously reported in prior period US Dollar denominated consolidated financial statements have been translated by applying the following criteria:

  •
  equity items have been translated following the criteria disclosed in the notes to the Statement of changes in consolidated shareholders' equity and comprehensive income;

  •
  income statement items have been translated by applying the exchange rate that approximates the average €/US$ exchange rate during 2001 (€/US$ 0.8908);

  •
  exchange differences resulting from this translation have been recognized directly in equity as a movement of the "Accumulated other comprehensive income" reserve;

  •
  consolidated statements of cash flows have been translated by applying the exchange rate that approximates the average € /US$ exchange rate for the relevant period.

        Consequently, the 2001 consolidated financial statements show the same trends and ratios as previously reported.

Foreign currency transactions and balances

        Foreign currency transactions are translated into Euro using the exchange rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

        Translation differences on debt securities and other monetary financial assets measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary items such as equities held for trading are reported as part of their fair value gain or loss. Translation differences on available-for sale equities are included in equity.

Principles of consolidation

        Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill.

        The assets, liabilities and equity of consolidated companies are added together on a line-by-line basis, eliminating the book value of the related investment against the Group's share of equity.

        In the case of subsidiaries not 100% owned, the Group recognizes a minority interest consisting of the portion of net income and net assets attributable to the interest owned by third parties.

        All significant inter-company balances, transactions and unrealized profits and losses are eliminated.

        The balance sheets of subsidiaries denominated in foreign currencies are translated into Euro using year-end exchange rates, while average exchange rates for the year are used for the translation of the statements of income and cash flows. Significant individual transactions are translated at the rate of exchange prevailing on the date of the transaction. Translation gains and losses, including the differences arising as a result of translating opening shareholders' equity using exchange rates at the close of the period or on the date of acquisition for foreign companies acquired during the year rather than exchange rates at the beginning of the period, are reported as a separate component of shareholders' equity.

        Any goodwill arising on the acquisition of a foreign entity and any fair value adjustments to the carrying amount of the assets and liabilities arising on the acquisition of that foreign entity are translated using the closing exchange rate.

Cash flow statement

        The cash flow statement has been prepared applying the indirect method. The cash and cash equivalents in the cash flow statement comprise the balance sheet item cash at banks and in hand and the bank overdrafts and short-term loans forming part of the current liabilities. Cash flows in foreign currencies have been translated at estimated average exchange rates. Income and expenses in respect of interest, dividends received and taxation on profits are included in the cash flow from operating activities.

Cash and cash equivalents

        The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The investments included in cash and cash equivalents are reported at their fair market value.

Receivables and payables

        Receivables and payables are stated at nominal value. Receivables are reduced to their expected realizable value by an allowance for doubtful accounts. Receivables and payables denominated in foreign currencies are stated at the year-end exchange rates. The resulting gains or losses are recorded in the consolidated statements of income, with the exception of the gains or losses resulting from the translation of inter-company long-term loans, which are considered to form part of the net investment in the related subsidiaries or for which settlement is not planned or anticipated in the foreseeable future. The impact of translation of these items has been reflected in Foreign currency adjustments (see Note 14).

Inventories

        Inventories are stated at the lower of purchase or production cost or market value. Purchase or production cost is determined under the retail method for retail inventories and average cost method for production and wholesale inventories.

        Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio, for various groupings of similar items, to the retail value of inventories. Consequently, the cost of the inventory reflected on the consolidated balance sheet is decreased by charges to cost of sales during the period that it is first determined that the merchandise will be sold at mark-down value.

Property, plant and equipment

        Property, plant and equipment are carried at historical cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets or the term of the lease.

        The applicable depreciation rates are as follows:

Buildings	2%-6%
Plant and production equipment	7%-18%
Furniture and fixtures	10%-20%
Leasehold improvements and general store equipment	Expected lease term
Electronic office machines	10%-22%

        Land is not depreciated.

        When property is retired or otherwise disposed, the cost and related depreciation are removed from the financial statements and any related gains or losses are included in income.

        The cost of major renovations is included in the carrying amount of the assets when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

Leases

        Leases of property, plant and equipment, where the Group has substantially all the risk and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of financial charge on the balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period. Property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Goodwill, trademarks, other intangible assets and deferred charges

        Goodwill is recorded as the difference between the purchase price and the fair value of the identifiable net assets of acquired businesses at the date of acquisition and is expensed over its estimated useful life up to a maximum period of 20 years using the straight-line method of amortization. When the acquisition agreement provides for an adjustment to the purchase consideration contingent on future events, an estimate of the adjustment is included in the cost of acquisition. Any future adjustment of the estimate is recorded as an adjustment of the goodwill.

        Acquired trademarks are amortized over their estimated useful life up to a maximum period of 20 years. Acquired trademarks, whose useful lives are estimated to be greater than 20 years, are amortized over 20 years, the maximum period permitted by IAS.

        Other intangible assets and deferred charges expected to benefit future periods are recorded at cost. Amortization is calculated on a straight-line basis over the estimated benefit period.

        The applicable amortization rates are as follows:

Commercial leases and licenses	expected lease or license term
Software	20%
Licenses repurchased	contractual expiring date of the license
Miscellaneous deferred charges and intangible assets	20%

Impairment of long-lived assets

        Property, plant and equipment and other non-current assets, including goodwill, trademarks and other intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets whose carrying values exceed their recoverable amount are written down to the higher of the net selling price and the amount determined using discounted net future cash flows expected to be generated by the asset.

Pension liabilities and severance indemnities

        Pension liabilities and severance indemnities are calculated on an actuarial basis or in accordance with applicable local law to the extent that the amount of the liability does not differ materially from the amount which would have been calculated on an actuarial basis.

        The Group's contributions to defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Derivative financial instruments

        The Group enters into derivative financial transactions as hedges. The related financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured periodically at their fair value. The accounting treatment of the changes in fair value depends on whether the hedging instrument is designated as a hedge of recognized assets or liabilities ("Fair value hedge") or as a hedge of forecasted transactions ("Cash flow hedge"). Changes in fair values of derivatives that are designated as Fair value hedges and that are highly effective are recorded in the income statement, along with any changes in fair value of the hedged asset or liability that are attributable to the hedged risk. Changes in the fair value of derivatives that are designated and qualify as Cash flow hedges and that are highly effective are deferred in the equity account, "Hedging reserve". Amounts deferred in the "Hedging reserve" and any subsequent changes in the value of the derivatives are recorded in the income statement in the same period and classified in the same income statement accounts as the related hedged transactions.

        If a hedging instrument designated as a Cash flow hedge is sold or terminated prior to maturity, any related gains or losses continue to be deferred until the hedged transaction occurs. If the forecasted transaction is no longer expected to take place the derivative instrument ceases to meet the criteria for designation as a Cash flow hedge. Accordingly as soon as this event occurs, any gains or losses arising from changes in fair value are recognized in income. At the inception of hedging transactions, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific forecasted transactions as well as measuring at the hedge inception and on an on-going basis the degree of effectiveness of the hedging instruments in offsetting changes in fair value or cash flows of the hedged items.

        All outstanding derivatives at January 31, 2004 and 2003 qualified for hedge accounting.

        The fair value of the hedging instruments is estimated by reputable financial institutions on the basis of market conditions.

        The fair value valuation of hedging instruments is not common practice under Dutch Law. However, given the international nature of the Company and the fact that in due course Dutch Law is also expected to change, management have applied Article 362.3 of the Dutch Civil Code Book 2, Title

9 and accounted for derivatives at fair value. The effect of accounting for derivatives at fair value rather than the Dutch cost accounting principle is to:

	2003	2002
Increase "Current value of hedge derivatives" by	66,953	98,529
Increase "Hedging reserve" by	66,953	98,529
(Reduce) / Increase "Financial income, net" by	(2)	38

Financial assets

        The Company owns financial assets, which it intends to hold to maturity. However, they may be sold in response to liquidity requirements or changes in interest rates. Accordingly, they are classified as "Available-for-sale".

        All purchases and sales of financial assets are recognized on the trade date, which is the date that the Company commits to purchase or sell the asset. Financial assets are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value are recognized directly in the equity account, "Fair value reserve", until the financial asset is sold, redeemed, or otherwise disposed of, or until the financial asset is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

        The fair value of the financial assets is determined through reference to quoted market prices at the balance sheet date. If there are no market values available for the financial assets, the value is determined by reputable financial institutions on the basis of market conditions.

Stock options

        Upon the grant of the options no effects are recognized in the financial statements. Upon exercise, the effects, other than the tax benefit received by the Group, are recorded as movements in shareholders' equity. Newly issued shares to satisfy the exercise of options are recorded as increases in share capital and contributed surplus for a total amount equal to the exercise price. If treasury shares are utilized to satisfy the exercise of the stock options, the difference between the exercise price and the value of treasury shares is recorded as a change in contributed surplus.

        In certain circumstances the Group receives income tax benefits upon the exercise of stock options by certain employees. These benefits relate to the income tax deduction available to the Group for the difference between the exercise price and the fair value of the Group's common shares on the date of exercise. These benefits are reported as a reduction of income tax expense.

Treasury stock

        The Group purchases Gucci Group NV shares to satisfy the exercise of certain stock options pursuant to the Company's Stock Option Plan. The value of the purchased shares is deducted from total shareholder's equity as Treasury stock. Treasury stock is valued at cost applying the FIFO method. Where Treasury stock is reissued the consideration received is included in shareholder's equity.

Income taxes

        The provision for current income taxes is based on estimated taxable income.

        Deferred income taxes are provided, using the liability method, to reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect in each of the relevant jurisdictions when such differences are expected to reverse. The effect of changes in the statutory tax rate is reflected in the statement of income in the period of such changes. Deferred tax assets and liabilities have been offset only when they relate to the same tax jurisdiction.

        A valuation allowance is provided against net deferred tax assets, which are not considered probable of realization based on historical and expected profitability of the individual subsidiaries. Such assets are recognized when realized or when, based on expected future results, it becomes probable that they will be realized in future periods.

Net income per share

        Basic net income per share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding during the period adjusted for the effects of all potentially dilutive shares (i.e. employee stock options).

Recognition of revenues

        Revenues from the sale of products are recognized on the transfer of ownership to third parties. Royalties are recognized at the time of sale of the licensed products and, in accordance with industry practice, are included in revenues. Should any product return or is expected to return or any commercial discount be recognized, the relevant value reduces revenues arising from the sale of goods. Cash discounts are recognized as financial costs.

Store opening/closing costs

        Pre-opening expenditures incurred for new or remodeled retail stores are expensed as incurred except for rents paid during the construction period of new retail stores, which are capitalized as part of leasehold improvements. When a store is closed, the remaining investment in fixtures and leasehold improvements, net of expected salvage, is charged to income and the present value of any remaining lease liability, net of expected sublease recovery, is also charged to operating income as restructuring expenses.

Shipping & Handling costs

        Shipping & Handling costs billed to the customer are recorded on an accrual basis in cost of goods sold. Revenues arising from amounts billed to the customer for those costs are recorded as revenues. Shipping & Handling costs not billed to the customer are included in Selling, general and administrative expenses.

Communication expenses

        Communication expenses, which include advertising, public relations and visual display expenses, are expensed as incurred.

Cooperative advertising programs

        Expenditures for cooperative advertising programs, under which certain wholesale distributor costumers are reimbursed for a portion of the advertising costs they incur are included in Selling, general and administrative expenses.

Restructuring expenses

        Restructuring expenses are classified as non operating when they relate to restructuring of acquired companies during the year immediately after the acquisition. Restructuring expenses related to operations which are already part of the Group are classified as operating expenses.

Reclassifications

        Certain amounts in the 2002 and 2001 financial statements have been reclassified to conform with the 2003 presentation.

Use of estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Additional information

        The companies included in the consolidated financial statements at January 31, 2004 are listed in Note 25.

        The financial statements used in the consolidation are those approved, or to be submitted for approval, by the shareholders of each subsidiary at their respective annual general meetings. Such statements have been reclassified to conform to international practice and adjusted, where necessary, to comply with Group accounting policies.

        Fiscal years of the Group ended on January 31, 2004, 2003 and 2002.

        All references to "financial statements" in these notes are to the "consolidated" financial statements for all periods, unless otherwise indicated.

        Amounts included in the financial statements and notes are stated in thousands of Euro except percentages and net income per share and share amounts and where otherwise noted.

        All references to the "Group" or the "Company" relate to Gucci Group N.V. and its subsidiaries, unless otherwise indicated.

(4)   Segment information

        The Group has five operating segments: Gucci Division (excluding Gucci Timepieces), Gucci Group Watches, Yves Saint Laurent, YSL Beauté and Other Operations. Gucci Division (excluding Gucci Timepieces) includes all revenues from the sale and licensing of Gucci branded products other than those from the wholesale distribution activities of the Gucci brand watches. Gucci Group Watches includes the production and wholesale distribution of Gucci and other Gucci Group brand watches. Yves Saint Laurent includes all revenues from the sale and licensing of Yves Saint Laurent branded products other than those from the wholesale distribution of Yves Saint Laurent perfumes, cosmetics and watches. YSL Beauté includes revenues from the sale of perfume, make-up and skincare products other than Gucci brand perfume. Other Operations includes revenues from operations, which are not individually material. The non-operating segment Corporate includes the parent company and certain subsidiaries which are involved principally in financial transactions and which do not generally sell to third parties as well as the expenses related to certain employees and members of management, who perform Group corporate functions, which are not allocated to the individual operating business segments. Inter-segment transactions are priced on an arm's length basis in a manner similar to transactions with third parties.

The following table presents information about the Company by segment of activity:

	2003	2002	2001
Gucci Division (excluding Gucci Timepieces)
Revenues from external customers	1,378,515	1,382,690	1,512,798
Revenues from other segments	15,254	13,527	18,087
Total revenues	1,393,769	1,396,217	1,530,885
Operating profit before goodwill amortization and restructuring	387,773	402,867	461,213
Goodwill amortization	2,596	8,433	26,573
Restructuring	2,164	—	—
Operating profit after goodwill amortization and restructuring	383,013	394,434	434,640
Depreciation	60,450	59,241	53,113
Assets	1,184,968	1,080,778	1,028,202
Liabilities	259,213	261,803	229,128
Capital expenditures	105,288	94,186	201,811
Asset value of capital leases stipulated during the year	—	49,629	—

Gucci Group Watches(1)
Revenues from external customers
Gucci	142,080	153,862	186,084
Other Brands	21,821	29,565	30,213
Total revenues from external customers	163,901	183,427	216,297
Revenues from other segments	16,794	24,796	19,999
Total revenues	180,695	208,223	236,296
Operating profit before goodwill amortization and restructuring	25,310	36,797	55,144
Goodwill amortization	20,462	13,714	12,556
Restructuring	1,608	136	—
Operating profit after goodwill amortization and restructuring	3,240	22,947	42,588
Depreciation	5,412	4,417	3,999
Assets	330,613	387,465	384,396
Liabilities	54,537	71,303	54,307
Capital expenditures	4,861	23,617	8,472

(1)
The Gucci Group Watches segment includes the production and wholesale distribution of Gucci and other brand watches.

(continued)

(continued)

	2003	2002	2001
Yves Saint Laurent
Revenues from external customers	154,615	145,792	101,054
Revenues from other segments	29	40	93
Total revenues	154,644	145,832	101,147
Operating (loss) before goodwill & trademark amortization and restructuring	(73,291)	(63,653)	(76,375)
Goodwill and trademark amortization	23,083	23,102	22,301
Restructuring	4,217	—	—
Operating (loss) after goodwill & trademark amortization and restructuring	(100,591)	(86,755)	(98,676)
Depreciation	15,316	12,720	8,095
Assets	573,440	600,113	520,434
Liabilities	111,882	78,377	117,002
Capital expenditures	36,818	59,236	45,241
Asset value of capital leases stipulated during the year	—	23,661	—

YSL Beauté(2)
Revenues from external customers	614,534	598,792	569,379
Revenues from other segments	154	236	189
Total revenues	614,688	599,028	569,568
Operating profit before goodwill & trademark amortization and restructuring	21,057	41,288	31,134
Goodwill and trademark amortization	52,220	52,303	49,385
Restructuring	2,852	3,008	—
Operating (loss) after goodwill & trademark amortization and restructuring	(34,015)	(14,023)	(18,251)
Depreciation	20,467	18,956	15,610
Assets	1,242,943	1,305,817	1,308,985
Liabilities	200,957	218,978	214,285
Capital expenditures	25,406	24,874	20,623

(2)
As of February 1, 2003 the Boucheron fragrance operation was integrated with YSL Beauté. Boucheron fragrance segment information for the periods ended January 31, 2003 and 2002, which had been included in "Other operations" was reclassified to YSL Beauté as if the integration had occurred on February 1, 2001.

(continued)

(continued)

	2003	2002	2001
Other Operations(3)
Revenues from external customers	275,825	233,585	165,588
Revenues from other segments	42,190	32,172	5,409
Total revenues	318,015	265,757	170,997
Operating (loss) before goodwill & trademark amortization and restructuring	(58,142)	(74,658)	(34,515)
Goodwill and trademark amortization	27,214	28,866	19,394
Restructuring	15,892	—	—
Operating (loss) after goodwill & trademark amortization and restructuring	(101,248)	(103,524)	(53,909)
Depreciation	18,575	15,339	7,107
Assets	806,637	831,989	664,867
Liabilities	166,236	173,598	91,293
Capital expenditures	41,611	122,739	48,827
Asset value of capital leases stipulated during the year	2,619	16,397	—

Corporate
Operating costs excluding restructuring	(30,301)	(33,920)	(35,577)
Restructuring	275	—	—
Depreciation	5,458	5,384	4,546
Assets	282,671	280,146	244,921
Liabilities	226,340	261,666	314,297
Capital expenditures	2,070	33,313	16,976
Asset value of capital leases stipulated during the year	3,578	—	—

Elimination
Revenues from other segments	(74,421)	(70,771)	(43,777)
Operating loss (profit) before goodwill & trademark amortization and restructuring	(26)	282	(2,430)
Operating loss (profit) after goodwill & trademark amortization and restructuring	(26)	282	(2,430)
Assets	(305,293)	(308,738)	(236,107)
Liabilities	(373,720)	(378,971)	(328,209)

Consolidated
Revenues from external customers	2,587,390	2,544,286	2,565,116
Operating profit before goodwill & trademark amortization and restructuring	272,380	309,003	398,594
Goodwill and trademark amortization	125,575	126,418	130,209
Restructuring	27,008	3,144	—
Operating profit after goodwill & trademark amortization and restructuring	119,797	179,441	268,385
Depreciation	125,678	116,057	92,470
Segment assets	4,115,979	4,177,570	3,915,698
Unallocated assets	2,060,250	3,603,037	3,537,288
Consolidated total assets	6,176,229	7,780,607	7,452,986
Segment liabilities	645,445	686,754	692,103
Unallocated liabilities	2,175,142	2,357,854	2,136,605
Consolidated total liabilities	2,820,587	3,044,608	2,828,708
Capital expenditures	216,054	357,965	341,950
Asset value of capital leases stipulated during the year	6,197	89,687	—

(3)
The Other Operations segment includes revenues from operations which individually are not material to the Group.

As required by IAS 14 (Revised), unallocated assets and liabilities include current and deferred taxation and financial assets and liabilities.

        The following table presents information about the Company by geographic area:

	2003	2002	2001
United States
Revenues from external customers	551,569	521,203	542,815
Assets	478,495	535,237	452,452
Capital expenditures	37,736	81,947	82,408
Asset value of capital leases stipulated during the year	—	83,184

Italy
Revenues from external customers	332,262	338,075	337,577
Assets	1,054,908	1,024,229	941,581
Capital expenditures	35,214	102,409	83,666
Asset value of capital leases stipulated during the year	2,619	6,503	—

France
Revenues from external customers	229,295	247,991	236,792
Assets	1,851,493	1,968,636	2,063,754
Capital expenditures	26,120	49,804	37,509

Rest of Europe
Revenues from external customers	571,009	496,396	466,747
Assets	962,558	888,938	888,007
Capital expenditures	31,764	84,373	100,113
Asset value of capital leases stipulated during the year	3,578	—	—

Japan
Revenues from external customers	523,543	503,138	519,193
Assets	287,407	212,177	209,240
Capital expenditures	72,234	27,458	22,654

Rest of Asia
Revenues from external customers	287,824	307,750	330,061
Assets	128,831	116,484	125,481
Capital expenditures	12,701	11,746	15,455

Rest of world
Revenues from external customers	91,888	129,733	131,931
Assets	6,060	7,921	8,775
Capital expenditures	285	228	145

Elimination
Assets	(653,773)	(576,052)	(773,592)

Consolidated
Revenues from external customers	2,587,390	2,544,286	2,565,116
Segment assets	4,115,979	4,177,570	3,915,698
Unallocated assets	2,060,250	3,603,037	3,537,288
Consolidated total assets	6,176,229	7,780,607	7,452,986
Capital expenditures	216,054	357,965	341,950
Asset value of capital leases stipulated during the year	6,197	89,687	—

        Assets in France and in Italy include € 1,295.8 million and € 266.9 million, respectively, of intangible assets (goodwill and trademarks), which relate to global operations; it is not possible to allocate these values to individual geographic segments.

        Rest of Asia includes principally China, Guam, Hong Kong, Korea, Taiwan, Singapore and Malaysia.

        Rest of world includes principally North America excluding the United States, South America, the Middle East and Australia.

(5)   Inventories, net

        Inventories, net of allowances for excess and obsolete items, at January 31, 2004 and 2003 consisted of the following:

	2003	2002
Finished goods	361,921	333,919
Work in progress	30,121	29,054
Raw materials	103,613	109,055

Inventories, net	495,655	472,028

(6)   Other current assets

        Other current assets at January 31, 2004 and 2003 consisted of the following:

	2003	2002
VAT & other taxes	127,739	149,029
Prepaid expenses	89,738	88,468
Prepaid tax	18,821	30,924
Other	40,164	57,765

Other current assets	276,462	326,186

(7)   Property, plant and equipment, net

        Property, plant and equipment, net, at January 31, 2004 and 2003 consisted of the following:

	2003	2002
Land	129,125	131,724
Buildings	322,475	318,493
Plant and production equipment	108,953	91,541
Furniture and fixtures	122,153	109,617
Leasehold improvements	348,975	320,077
Electronic office machines	48,803	54,390
Construction in progress	91,432	47,237
Other	15,499	25,368
Property, plant and equipment, gross	1,187,415	1,098,447
Accumulated depreciation	(246,143)	(185,950)

Property, plant and equipment, net	941,272	912,497

        The movements in property, plant and equipment were as follows:

Cost	2003	2002
Opening balance	1,098,447	844,281
Additions	201,326	362,575
Acquisitions	3,646	540
Disposals	(59,845)	(44,142)
Currency translation	(56,159)	(64,807)

Closing balance	1,187,415	1,098,447

Accumulated depreciation	2003	2002
Opening balance	185,950	152,424
Charge for the year	102,077	93,950
Disposals	(43,353)	(39,052)
Write down of fixed assets	13,618	—
Currency translation	(12,149)	(21,372)

Closing balance	246,143	185,950

        Additions include assets leased under capital leases amounting to € 6.2 million and leasehold improvements amounting to € 53.0 million for new stores and store refurbishments and expansions as well as the completion of the acquisition of a property in the Ginza district of Tokyo amounting to € 64.7 million.

        In 2003, the movements in capital lease assets were as follows:

	Cost	Accumulated amortization	Net book value
Opening balance	132,792	(2,293)	130,499
Addition	6,197	6,197
Acquisitions	2,566	2,566
Charge for the year	—	(6,134)	(6,134)
Write down of fixed assets	—	(4,455)	(4,455)
Currency translation	(9,352)	196	(9,156)

Closing balance	132,203	(12,686)	119,517

        As at January 31, 2004 property, plant and equipment included certain land and buildings pledged as security for financial liabilities (see Note 10) as well as a building with a carrying value of € 7.2 million pledged as security for a mutual agreement procedures currently under negotiation with certain tax authorities.

(8)   Goodwill, trademarks, other intangible assets and deferred charges, net

        Trademarks and accumulated amortization at January 31, 2004 and 2003 consisted of the following:

	2003
				2002
	Gross amortization
		Accumulated	Net	Net
Yves Saint Laurent	941,201	190,062	751,139	798,199
Other brands	463,079	88,988	374,091	398,895
Total trademarks	1,404,280	279,050	1,125,230	1,197,094

        The movements in trademarks were as follows:

Cost	2003	2002
Opening balance	1,404,242	1,324,463
Acquisitions	—	—
Adjustments to prior year value	—	79,815
Currency translation	38	(36)

Closing balance	1,404,280	1,404,242

Accumulated amortization	2003	2002
Opening balance	207,148	132,938
Charge for the year	71,902	75,099
Currency translation	—	(889)

Closing balance	279,050	207,148

        The movements in goodwill were as follows:

Cost	2003	2002
Opening balance	829,425	861,275
Acquisitions	12,229	29,721
Adjustments to prior year value	—	(58,557)
Currency translation	(5,477)	(3,014)

Closing balance	836,177	829,425

Accumulated amortization	2003	2002
Opening balance	157,280	109,330
Charge for the year	53,673	51,319
Currency translation	(1,321)	(3,369)

Closing balance	209,632	157,280

        Other intangible assets consisted of the following:

	2003	2002
Store lease acquisition costs	158,333	154,723
Software	43,910	42,523
Licenses repurchased	62,322	62,830
Other	43,925	45,248

Intangible assets, gross	308,490	305,324
Accumulated amortization	(83,926)	(64,548)

Intangible assets, net	224,564	240,776

        The movements in other intangible assets were as follows:

Cost	2003	2002
Opening balance	305,324	249,927
Additions	20,925	85,077
Acquisitions	206	602
Disposals	(5,996)	(6,242)
Currency translation	(11,969)	(24,040)

Closing balance	308,490	305,324

Accumulated amortization	2003	2002
Opening balance	64,548	49,164
Charge for the year	23,602	22,107
Disposals	(5,996)	(5,094)
Write down of fixed assets	3,104	—
Currency translation	(1,332)	(1,629)

Closing balance	83,926	64,548

(9)   Financial assets

        Short and Long-term financial assets on January 31, 2004 included € 180.5 million and € 17.4 million, respectively of time deposit, the withdrawal of which is restricted subject to the repayment of certain short and long-term financial payables.

        Financial assets on January 31, 2004 included also the KFW International Finance bond. This bond has the following characteristics:

S&P Rating	Nominal value*		Fair value Euro	Yield	Expiration date
AAA	US$	245,000	199,557	2.29%	24/01/2005

(*)
In thousands

        The KFW International Finance bond is pledged as security for a US$ 230 million letter of credit issued in connection with the settlement of the dispute among the Group, PPR and LVMH (see Note 14). The Company intends to hold this investment until its maturity, but before its expiration date may choose to use other financial assets as security for the letter of credit. As at January 31, 2004 the bond was reclassified from Long-term financial assets to Short-term financial assets as it maturity is less than 12 months.

        During the period the movements in Financial assets were as follows:

	2003	2002
Opening balance	408,079	307,982
Addition	45,990	407,018
Disposal	(28,168)	(253,038)
Change of fair value	534	3,218
Currency translation	(28,898)	(57,101)

Closing balance	397,537	408,079

        The disposal of the period represents the sale of the Dexia Municipal Agency bond held at January 31, 2003 in connection with a € 135 million loan which was repaid in December 2003.

(10) Bank overdrafts and short-term loans

        Bank overdrafts and short-term loans at January 31, 2004 and 2003 consisted of the following:

	January 31, 2004			January 31, 2003
Currency	Nominal currency value*	Weighted Amount in Euro	Nominal average interest rate	Weighted currency value*	Amount in Euro	average interest rate
US Dollars	19,822	16,006	1.89%	100,482	92,901	1.63%
Euro	119,557	119,557	2.33%	208,863	208,863	3.03%
Japanese Yen	34,639,315	264,301	0.49%	30,050,245	232,641	0.30%
Swiss Franc	3,887	2,487	2.64%	104,483	71,183	1.08%
Other		21,336			24,946

Total	N/A	423,687	1.25%	N/A	630,534	1.63%

*
In thousands

        The other balances are composed of numerous small balances held by the Group's individual subsidiaries.

        At January 31, 2004 Bank overdrafts and short-term loans included the short-term portion of Long-term financial payables amounting to € 39.8 million (€ 38.3 at January 31, 2003).

Credit lines

        On January 31, 2004, the Group had a syndicated multi-currency revolving credit facility amounting to € 667 million expiring on July 21, 2005, subject to an interest rate of LIBOR + 0.30% per annum and a commitment fee on the undrawn portion of 0.15% per annum. As at January 31, 2004 € 599.6 million was drawn against the facility. This amount is classified as Long-term financial payables.

        On May 16, 2003, the Group signed a multi-currency revolving credit facility amounting to CHF 100 million expiring on May 16, 2006, subject to Interest rate per annum Libor + 0.63% and commitment fee per annum on the undrawn portion of 0.31%. As at January 31, 2004 the facility was fully drawn. The loan is classified as Long-term financial payables.

        On November 28, 2003 the Group signed a syndicated loan agreement providing for two multi-currency revolving credit facilities both of them amounting to € 230 million. Terms and conditions of these facilities are as follows:

	Expiration-date	Interest rate per annum*	Commitment fee per annum
Facility A	26/11/2004	Libor + 0.50%	0.165% on the undrawn portion
Facility B	28/11/2006	Libor + 0.60%	0.240% on the undrawn portion
(*)
The spread could be increased in a range between 0.85% and 0.95% depending upon the performance of the Group.

        Under the agreement the Group has an option to extend Facility A for an additional year by transforming it from a revolving credit line into a loan for the amount outstanding as at the first year expiration date. Should the option be exercised, the loan would bear interest at Libor plus 0.50% per annum and would be entirely repayable on November 25, 2005. At January 31, 2004, € 115.0 million was drawn against facility A. As the Group intends to exercise the option, the loan has been classified as a Long-term financial payable.

        As at January 31, 2004 Facility B was undrawn.

        All of the three syndicated loan agreements are subject to financial covenants as follows:

      •
      the ratio of Net Financial Indebtedness to the Net Worth should not be greater than 1:1;

      •
      the ratio of Net Financial Indebtedness to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") should not be greater than 3:1;

      •
      the ratio of EBITDA to Financial expenditure, net of any financial income should not be less than 4:1.

        The terms used in the financial covenants are defined in the syndicated loan agreement and may differ from similar terms used in the financial statements.

        On January 31, 2004, all these covenants were satisfied.

        Moreover, Gucci Group N.V is obliged to ensure that the aggregate total assets of certain subsidiaries of the Group represents not less than 85% of the total assets of the Group.

        At January 31, 2004 the Group had further lines of credit, which were not firm commitments, totaling € 424.1 million (€ 619.7 million as at January 31, 2003).

        As at January 31, 2004 financial liabilities secured by mortgages and pledged cash amounted to € 334.3 million (€ 190.1 million at January 31, 2003).

(11) Income taxes

        Income tax expense (benefit) for 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Current	49,281	105,236	136,153
Deferred	(71,396)	(85,950)	(77,474)

Income tax expense (benefit)	(22,115)	19,286	58,679

        The following table sets out the reconciliation between the effective tax rate and the statutory tax rate in The Netherlands:

	2003	2002	2001
Statutory tax rate in The Netherlands	35.0%	35.0%	35.0%
Effect of different rate applicable to interest income of Gucci Luxembourg	(42.8%)	(22.3%)	(14.7%)
Effect of different statutory rates applicable to operating subsidiaries	(35.0%)	(10.1%)	(10.7%)
Non-deductible expenses	9.9%	1.7%	5.1%
Benefit on exercise of stock options	(0.8%)	(0.3%)	(0.1%)

Valuation allowance on deferred tax assets for tax losses carried forward	19.3%	4.6%	1.7%
Other	(0.8%)	(0.6%)	(0.3%)

Effective tax rate	(15.2%)	8.0%	16.0%

        Deferred tax balances, net of the valuation allowance, reflected in the financial statements at January 31, 2004 and 2003 were related to the following items:

	Assets	2003 Liabilities	Assets	2002 Liabilities
Inventory	80,276	—	81,705	—
Intangible assets	23,165	294,917	28,237	331,911
Tangible assets	—	14,689	—	10,553
Net operating loss carry-forwards	138,099	—	123,984	—
Accrued compensation expenses	5,912	—	6,251	—
Accrued restructuring expenses	5,142	—	1,000	—
Depreciation and amortization	8,876	23,146	2,529	14,943
Accrued expenses	18,956	—	13,126	—
Non income taxes	2,405	—	1,678	—
Hedging reserve	—	3,411	—	5,190
Other	7,164	1,155	5,161	2,394

Deferred tax balances	289,995	337,318	263,671	364,991

        The total deferred tax balance for net operating loss carry-forwards amounts to € 207,989 (€ 170,596 in 2002) against which a valuation allowance of € 69,890 (€ 46,612 in 2002) has been provided to reflect the uncertainty as to the recoverability of certain of these assets.

        The recoverability of the Deferred tax assets recognized in the consolidated financial statements is supported by both the Company's business plans and certain transactions implemented during the first quarter of 2004, when the Company made cash injections into certain French and United States subsidiaries. Said transactions will have the effect of increasing the likelihood and the speed of the recovery of Deferred tax assets accrued as of January 31, 2004 on net operating losses carried forward.

        At January 31, 2004, the Group net operating loss carry-forwards expire as follows:

January 31,
2005	4,666
2006	4,944
2007	8,265
2008	28,415
2009 and beyond	174,477
Without expiration	358,011

Total	578,778

        In accordance with a recently issued French fiscal law the aggregate amount of prior years losses carried forward in France, were reclassified to the category without expiration.

(12) Long-term financial payables

        Long-term financial payables at January 31, 2004 and 2003 consisted of the following:

	Jan 31, 2004									Jan 31, 2003
	Floating rate					Fixed rate Yen	Total loans	Capital leases*
	€	CHF	US$	GBP	Yen				Total	Total
Due in fiscal year:
2004	—	—	—	—	—	—	—	—	—	121,995
2005	391,411	117,238	201,873	1,605	20,601	21,395	754,123	2,546	756,669	629,502
2006	6,290	64,762	4,037	1,605	47,307	42,912	166,913	2,904	169,817	211,443
2007	6,830	765	4,037	1,605	—	107,134	120,371	3,014	123,385	108,527
2008	7,370	765	4,037	1,605	—	78,132	91,909	3,109	95,018	127,097
Beyond	39,043	17,555	20,187	11,158	—	—	87,943	85,460	173,403	—

										1,198,564
Other										3,847
Total	450,944	201,085	234,171	17,578	67,908	249,573	1,221,259	97,033	1,318,292	1,202,411

Weighted Average interest rate	2.60%	0.74%	1.58%	4.77%	0.42%	0.82%	1.65%	6.15%	1.98%	2.33%

(*)
Calculated as the present value of minimum lease payments under financial leases due beyond twelve months after January 31, 2004.

        The other balances are composed of numerous small balances held by the Group's individual subsidiaries.

        The carrying value of Long-term financial liabilities approximates fair value.

(13) Pension liabilities and severance indemnities

        Pension liabilities and severance indemnities at January 31, 2004 and 2003 consisted of the following:

	2003	2002
Staff leaving indemnities	52,803	48,403
Deferred compensation	1,935	2,247
Other	386	181

Pension liabilities and severance indemnities	55,124	50,831

        Pension liabilities and severance indemnities at January 31, 2004 and 2003 relate to employees in the following countries:

	2003	2002
Italy	26,935	23,480
France	22,317	22,455
Other	5,872	4,896

Pension liabilities and severance indemnities	55,124	50,831

        In Italy staff leaving indemnity is paid to all employees on termination of their employment.

        Each year, the Group accrues for each employee an amount partly based on the employee's remuneration and partly based on the revaluation of the amounts previously accrued.

        The indemnity is an unfunded, but fully provided, liability.

        In France employees are entitled to a leaving indemnity if they leave the company in certain circumstances. The liability is based on an actuarial valuation based on a prudent assessment of the relevant parameters, which were as follows:

	2003	2002
Discount rate	6%	5.1%
Projected future remuneration increases	4%	3.1%
Projected future employee turnover	2-7%	2-7%

        The indemnity is an unfunded, but fully provided, liability.

        Additional disclosures have not been made, as the plans are not material.

        The movements in pension liabilities and severance indemnities were as follows:

	2003	2002
Opening balance	50,831	47,550
Accruals for the year	9,818	9,195
Acquisitions	371	681
Payments	(5,259)	(5,169)
Currency translation	(637)	(1,426)

Closing balance	55,124	50,831

(14) Shareholders' equity

Share Capital

        The authorized share capital of Gucci Group N.V. amounts to € 228.7 million and is divided into 224,215,247 shares.

Treasury stock

        In 2003 the Group repurchased 3,203,987 shares for an aggregate cost of € 281.6 million. The repurchased shares are held in treasury and reissued to the Company's employees upon the exercise of their stock options pursuant to the Company's stock option plan.

        As at January 31, 2004 the Treasury stock includes 2,971,176 shares (2,400,392 shares as at January 31, 2003) with an average value of € 87.95 per share (€ 72.2 as at January 31, 2003)

Dividends

        On May 24, 2003, the Supervisory Board approved a dividend of € 0.50 per share. Following approval of the Annual Accounts by shareholders at the Annual General Meeting on July 16, 2003, the Company paid the dividend from the result of the year 2002 of € 0.50 per share. In 2002 the dividend distributed was US$ 0.50 per share.

        The Shareholders at the Annual General Meeting on July 16, 2003 approved the distribution of € 13.50 per share in the form of a return of capital. The payment of the € 13.50 per share to the Euronext Amsterdam (AEX) shares occurred on October 2, 2003; the payment of US$ 15.78 (the US dollar equivalent of € 13.50) to shares registered on the New York Stock Exchange (NYSE) occurred promptly thereafter. The aggregate amount paid to shareholders was € 1,347.0 million. As a result of the payments, the US$ 101.50 per share "put price" that PPR is committed to offer for all Gucci Group shares in April 2004 (see Strategic alliance) was reduced by US$ 15.98 per share. This amount was calculated as follows:

  •
  US$ 15.78: The US dollar per share equivalent of € 13.50 determined by the € 1/US$ 1.1692 exchange rate published by the European Central Bank shortly after 2:15pm Central European Time on October 2, 2003.

  •
  US$ 0.20: The US dollar denominated time value of money determined by applying 2.15% (3-month US dollar LIBOR fixed on October 2, increased by 100 basis points) to US$ 15.78 over the period from October 2, 2003 to April 30, 2004.

Strategic Alliance

        On September 10, 2001, the Company, Pinault-Printemps-Redoute S.A. ("PPR") and LVMH-Moët Hennessy Louis Vuitton ("LVMH") entered into a comprehensive settlement of the legal actions pending among them on that date.

        The Settlement Agreement provided for the purchase by PPR of 8,579,337 Common Shares, representing approximately 8.6% of the Company's then outstanding share capital, from LVMH at a price of US$ 94 per Common Share. Pursuant to the Settlement Agreement, PPR, LVMH and the Group dismissed all pending litigation, claims and actions relating to, inter alia, the shareholdings of LVMH or PPR in the Company, the acquisitions of such shareholdings or the granting of options to Company management.

        Pursuant to the Settlement Agreement, PPR has agreed to commence an Offer to all holders of Common Shares at a price of US$ 101.50 (the "Offer Price") per Common Share on March 22, 2004, with payment to be made on or before April 30, 2004 (such period from March 22, 2004 through April 30, 2004 being referred to herein as the "Offer Period"). As a result of the distribution of € 13.50 per share in the form of a return of capital (see Dividends) the Offer Price was reduced by US$ 15.98 and fixed at US$ 85.52. If, immediately prior to the expiration of the Offer Period, the Common Shares not tendered in the Offer and the Common Shares issuable upon exercise of outstanding options granted to employees of Gucci to purchase Common Shares constitute less than the greater of (1) 15% of the then-outstanding Common Shares and (2) 15 million Common Shares, PPR will provide a subsequent offering period of no less than 10 days following its acceptance for payment of Common Shares tendered in the initial offering period (as contemplated by Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended). PPR may delay the commencement of the Offer for a maximum of six months upon the occurrence of a Force Majeure Event, provided that PPR may only defer the Offer for so long as the Force Majeure Event exists and the existence of such event must be confirmed by a majority of the Independent Directors.

        LVMH and the Company (but no other third parties) would have the right to seek monetary damages and/or specific performance from PPR if it fails to honor its obligations under the Settlement

Agreement, including an injunction to require PPR to commence the Offer and purchase the Common Shares in accordance with the terms of the Settlement Agreement.

        Under a simultaneously executed Amended and Restated Strategic Investment Agreement ("Restated SIA") among the Company, PPR and Marothi, in the event that PPR fails to commence and complete the Offer in accordance with the terms set forth in the Settlement Agreement, which were reiterated in the Restated SIA, a majority of the Independent Directors shall have the ability to seek specific performance, sue for damages and/or distribute a stock dividend for each issued and outstanding Common Share not owned by PPR so that as a result of such stock dividend, PPR's share ownership shall be reduced to 42% of the issued and outstanding Common Shares. In the event the Independent Directors cause the Company to distribute a stock dividend, the number of Supervisory Board members nominated by PPR would be reduced by one member and PPR would be prohibited from acquiring additional Common Shares unless it does so pursuant to a public offer for all of the outstanding Common Shares which is recommended to the Company's shareholders by the Independent Directors.

Net income per share

        The numerator for the calculation of both the basic and fully diluted net income per share is "Net income for the year".

        Options granted in accordance with the Company's Incentive Stock Option Plan are the only items which can dilute net income per share. The denominator used in "Basic net income per share" and "Diluted net income per share" is calculated using the treasury stock method as shown in the following table:

	Jan 31, 2004	Jan 31, 2003
Denominator in calculating basic net income per share	99,518,957	101,060,751
Add: In the money options outstanding	5,948,973	6,913,971
Less: Treasury shares*	4,770,703	5,551,804

Denominator in calculating diluted net income per share	100,697,227	102,422,918

*
Theoretical treasury shares which would be acquired from proceeds of exercise of all in-the-money options outstanding.

        2,700,000 options to purchase shares of common stock with an average strike price of US$ 98.79 were outstanding as at January 31, 2004, but were not included in the computation of diluted net income per share (2,474,000 as at January 31, 2003) because their exercise price was greater than the average market price of the common shares during the year; accordingly, the inclusion of these 2,700,000 options would have been antidilutive in the calculation.

Accumulated other comprehensive income

        Accumulated other comprehensive income as at January 31, 2004 and 2003 consisted of the following:

	2003	2002
Exchange effect arising from change to Euro in 2001	940,449	940,449
Hedging reserve	66,953	98,529
Fair value reserve	1,721	2,712
Foreign currency adjustments	(338,204)	(287,571)

Accumulated other comprehensive income	670,919	754,119

Hedging reserve

        The movements in the Hedging reserve account in 2003 and 2002 were as follows:

	2003	2002
Opening balance	98,529	(7,559)
Realized change in the value of Cash flow hedges related to transactions completed during the year	(120,639)	(56,806)
Total changes of the fair value of Cash flow hedges during the year	87,490	168,577
Tax on changes during the year	1,577	(5,190)
Currency translation	(4)	(493)

Closing balance	66,953	98,529

Fair value reserve

        The movements in the Fair value reserve account in 2003 and 2002 were as follows:

	2003	2002
Opening balance	2,712	(2,388)
Gain on available-for-sale investments sold during the year	(1,304)	(6,886)
Change of the fair value of available-for-sale investments during the year	451	12,093
Currency translation	(138)	(107)

Closing balance	1,721	2,712

Foreign currency adjustments

        Movements in foreign currency adjustments account in 2003 and 2002 were as follows:

	2003	2002
Opening balance	(287,571)	(230,410)
Translation of opening net equity and consolidation adjustments	(72,679)	(112,273)
Translation of result for the period	(2,451)	(3,219)
Translation of long-term inter-company accounts receivable	24,497	58,331

Closing balance	(338,204)	(287,571)

Employee Stock Ownership Plan (ESOP)

        The ESOP formed in February 1999 was terminated in 2001 and the shares previously issued to it were cancelled. As part of the termination agreement, the Company committed to issue shares to employees. In fulfillment of the commitment 35,920 shares were issued in April 2003. In total the Company issued 44,564 shares to employees under the ESOP. The issuance of these shares did not have a material impact on the Company's net income or shareholders' equity.

(15) Stock option plan

        Under the Incentive Stock Option Plan the Company issues options to employees and directors to purchase shares of the Company. On January 31, 2004, the Group was authorized to grant options from time to time with respect to up to a cumulative total of 18,514,444 common shares (17,264,444 at January 31, 2003).

        The Company amended and restated the Incentive Stock Option Plan. With few exceptions, options issued under the Incentive Stock Option Plan and the Amended and Restated Incentive Stock Option Plan (the New Option Plan) generally were granted at exercise prices equal to or greater than the share price at the time of grant, generally vest proportionally for each complete year of service to the Company over a period up to five years from the date of issuance, and generally expire ten years from the date of issuance.

        If less than the greater of 15 million shares or 15% of the Company's outstanding shares remain untendered at the end of the Offer Period (see Strategic alliance), than options issued under the New Option Plan and (if agreed by the option holders) options issued prior to the amendment and restatement of the Stock Option Plan not tendered into the Offer would convert to Stock Appreciation Rights (SARs), which would convert to cash payments by the Company when exercised. The SARs would have the same vesting period as the options and the amount of the related cash payments would be determined based on a formula, which measures the value of the Company as compared to other stock exchange listed comparator companies.

        As at January 31, 2004 the Company has not made any provision for such possible cash payments, as the conversion of the options into SARs is not certain. Had the contingent liability been recorded as at January 31, 2004, it would not have been material.

        During October 2003 the Company paid € 13.50 per share in the form of a return of capital. In order to implement an equitable treatment for the benefit of the participants to the Company's Stock Option Plan, the Supervisory Board approved a one-time extraordinary reduction of US$ 15.78 (the US$ equivalent of € 13.50 determined by the € 1/US$ 1.1692 exchange rate published by the European Central Bank shortly after 2:15pm Central European Time on October 2, 2003) in the exercise price of each option granted prior to October 2, 2003 under the Company's Stock Option Plan.

        The following table summarizes the combined option activity (all amounts are stated in US Dollars, except for share amounts):

	2003		2002		2001
	Shares	Weighted average price*	Shares	Weighted average price*	Shares	Weighted average price*
Outstanding at beginning of the year	9,505,599	85.68	9,631,803	79.36	9,381,049	83.67
Granted	1,539,950	85.05	1,300,750	88.19	1,044,900	85.43
Exercised	4,016,388	55.70	1,302,214	42.48	612,475	39.63
Cancelled	80,208	66.85	124,740	65.11	181,671	72.35

Outstanding at the end of the year	6,948,953	81.42	9,505,599	85.68	9,631,803	79.36

Exercisable at the end of the year	2,723,243	80.59	4,741,339	76.18	4,256,263	62.08
Available for grant at the end of the year based on Shareholders' authorization	1,239,645	N/A	1,449,387	N/A	1,375,397	N/A

(*)
Amounts in US Dollar

        Additional information regarding options at January 31, 2004, was as follows:

	Options outstanding			Options exercisable
Range of exercise price*	Number outstanding	Weighted average remaining contractual life (months)	Weighted average exercise price*	Number exercisable	Weighted average exercise price*
6.22–62.10	396,438	72.1	52.66	193,438	51.86
62.13–62.97	499,860	82.1	62.38	134,170	62.69
63.29–66.82	477,245	79.2	65.04	152,255	64.85
67.05–71.22	446,700	77.4	68.25	315,500	67.75
71.88–79.26	1,166,760	98.2	72.65	236,480	73.37
79.42–84.98	1,261,950	111.52	79.81	41.400	83.38
87.22–112.22	2,700,000	80.3	98.79	1,650,000	90.25

Total	6,948,953	N/A	81.42	2,723,243	80.59

(*)
Amounts in US Dollar

(16) Net revenues

        Net revenues include royalty income primarily from the use of the Gucci brand related to eyewear, fragrances and ready-to-wear as well as from the use of the Yves Saint Laurent and other brands for various products.

        Royalties related to the following trademarks:

	2003	2002	2001
Gucci	41,731	47,615	51,435
Yves Saint Laurent	9,261	12,876	21,429
Other	3,600	3,704	3,612

Total	54,592	64,195	76,476

(17) Selling, general and administrative expenses

        Selling, general and administrative expenses in 2003, 2002, and 2001 were as follows:

	2003	2002	2001
Store	495,917	453,180	432,445
General and administrative	403,511	409,520	403,983
Communication	279,015	289,861	290,651
Selling	178,111	171,389	159,290
Shipping & Handling	67,188	62,472	61,432
Marketing & Promotions	24,835	29,656	28,460
Royalties expense	8,144	8,873	8,827
Research & Development	6,305	8,325	8,035

Selling, general and administrative expenses	1,463,026	1,433,276	1,393,123

(18) Financial income, net

        Financial income, net, in 2003, 2002 and 2001 consisted of the following:

	2003	2002	2001
Interest income	67,224	105,208	150,750
Interest (expense)	(50,354)	(49,559)	(63,773)
Financial income (expense) from hedging transactions	(5,343)	397	899
Financial income from disposal of financial assets	1,304	6,886	—
Other	(950)	(136)	247

Financial income, net	11,881	62,796	88,123

        In 2003 the income from disposal of financial assets derived from the disposal of the Dexia Municipal Agency bond disclosed in Note 9; in 2002 the income derived from the sale of the KFW International Finance bond held as at the end of 2001.

(19) Restructuring expenses

        In 2003 restructuring expenses, related primarily to provisions to close certain stores, amounting to € 27.0 million were incurred. These expenses were classified as Operating expenses.

        In 2002 restructuring expenses, related primarily to the integration of Boucheron fragrance operations into YSL Beauté, amounting to € 3.1 million were incurred. These expenses were classified as operating expenses.

        In 2001 restructuring expenses of approximately € 8.4 million were primarily for severance payments at Boucheron, Balenciaga and Bottega Veneta, which were offset by the reversal of the over-accrual of certain restructuring expenses in Yves Saint Laurent and YSL Beauté provided in 2000.

The 2001 restructuring expenses were not classified as operating expenditures as they related to restructuring of acquired companies during the year immediately after the acquisition.

(20) Commitments and contingencies

Leases

        Annual future minimum fixed rental payments under non-cancelable Operating leases as of January 31, 2004, were as follows:

Fiscal year	Store	Other	Total
2004	85,006	30,575	115,581
2005	84,496	23,320	107,816
2006	81,075	20,068	101,143
2007	74,287	16,502	90,789
2008	69,621	15,566	85,187
Thereafter	325,746	36,846	362,592

Total	720,231	142,877	863,108

        In addition to future minimum rental payments, the Group is committed to paying a fixed percentage of net sales in excess of specified amounts for certain of its stores. In Japan the rental contracts do not specify minimal rental payments, but provide for payments calculated as a percentage of sales.

        Total store rent expense for 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Fixed rent	89,713	83,858	73,154
Variable rent	102,352	100,138	99,332

Total store rent	192,065	183,996	172,486

        Annual future minimum rental payments under Capital leases as of January 31, 2004, were as follows:

Fiscal year	Total
2004	7,584
2005	7,869
2006	8,310
2007	8,433
2008	8,535
Thereafter	143,910

Total future minimum rental payments under Capital leases	184,641
Future finance charge on Capital leases	(85,232)

Present value of finance liabilities on Capital leases	99,409

        At January 31, 2004 the present value of financial liabilities on Capital lease was classified as Short-term loans and Long-term financial payables for an amount of € 2.4 million and € 97.0 million, respectively.

Supply contracts

        Unrelated subcontractors assemble the Group's leather goods. In order to ensure the availability of production capacity, the Group enters into agreements with certain suppliers, which included minimum supply commitments over periods up to five years. Moreover the Group enters into agreements with suppliers of certain watch components, which included minimum supply commitments after January 31, 2004.

        The total amount of the future commitments related to these agreements at January 31, 2004, was as follows:

Fiscal year
2004	76,937
2005	6,071
2006	3,271
2007	1,871
2008	1,121

Total	89,271

Hedging contracts

        During the period, the Group entered into derivative transactions to cover its foreign exchange exposure related to anticipated future transactions in currencies other than the reporting currency of the Group.

        The notional values of the contracts outstanding at January 31, 2004 and January 31, 2003 were the following:

January 31, 2004	Forward	Combination options	Total
US Dollars	140,564	492,770	633,334
Japanese Yen	119,007	432,412	551,419
English Pound	186,336	—	186,336
Hong Kong Dollars	90,194	—	90,194
Korean Won	14,410	—	14,410

Total	550,511	925,182	1,475,693

January 31, 2003	Forward	Combination options	Total
US Dollars	152,934	543,091	696,025
Japanese Yen	145,532	526,121	671,653
English Pound	149,934	—	149,934
Hong Kong Dollars	94,495	—	94,495
Korean Won	4,109	—	4,109

Total	547,004	1,069,212	1,616,216

        Certain subsidiaries of the Group entered into forward contracts in relation to trade accounts receivables as well as payables and financial receivables and payables, denominated in the currencies indicated below.

        The contracts outstanding at January 31, 2004 and January 31, 2003 were as follows:

Currencies	January 31, 2004	January 31, 2003
US Dollar	295,167	487,653
Japanese Yen	21,579	22,704
Swiss Franc	74,617	111,976
English Pound	71,944	52,322
Other currencies	18,574	16,600

Total	481,881	691,255

        All contracts mature at various dates from February 2004 to January 2006.

        All derivatives contracts are entered into with major financial institutions and, consequently, the Group does not expect default by the counter-parties.

Litigation

        From December 1, 1978 through November 30, 2003, Gucci had a license with a subsidiary of Wella A.G. ("Wella") for production of fragrances and cosmetics. Wella did not renew the license on or before November 30, 2001, with the result that the license lapsed on November 30, 2003. Wella has filed legal actions in the U.S.A., Germany and Italy seeking a declaration that the license will subsist until November 30, 2028. The case is pending; however the Group's management and legal advisors believe that it will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

        As of January 31, 2004, the Group's management and legal advisors consider that the other minor unresolved legal actions in which the Group was involved will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Letter of credit

        In addition to the other protections under the Settlement Agreement (see Note 14), the Group procured a letter of credit for the benefit of shareholders other than PPR and LVMH. On October 22, 2001, Citibank N.A. (Milan Branch) issued an irrevocable letter of credit in an amount not to exceed US$ 230 million, which will be available to all the Group shareholders, other than PPR and LVMH, in the event that PPR fails to consummate the Offer. KAS Associatie N.V. is the beneficiary of the letter of credit and has agreed to act as paying agent for the benefit of all the Group shareholders, other than PPR and LVMH. The letter of credit is guaranteed by a US$ 245 million bond issued by KFW International Finance (see Note 9).

Commitment to minority shareholders

        Certain minority shareholders of the Group's companies have the right through put options to sell their interests in these companies to the Gucci Group in the future. These contractual agreements between the Gucci Group and these minority shareholders extend for various periods up to fifteen years. In most cases the exercise price of a put option depends on the future financial performance and valuation of the company, to which the option is related. It is not possible to estimate the amounts payable under the options as they will depend on the future performance of the related companies. Assuming all such Put options were exercised on January 31, 2004, the amount payable would have been € 84.4 million. This amount includes the minimum exercise price of certain of the Put / Call options which the Company may be obliged to pay in the years indicated below:

Fiscal year
2004	4,845
2005	—
2006	2,280
2007	2,770
2008	6,042

Total	15,937

Other commitments

        The Company entered into agreements mainly for the acquisition of fixed assets. These commitments as at January 31, 2004 were as follows:

Fiscal year
2004	24,845
2005	555
2006	225
2007	225
2008	225
Thereafter	1,573

Total	27,648

        The major commitments are represented by store refurbishment projects.

(21) Additional disclosures

Employee remuneration

        Remuneration in 2003, 2002 and 2001 consisted of the following:

	2003	2002	2001
Salaries and wages	452,571	449,673	451,450
Social contributions	88,996	81,879	70,944
Pension and severance indemnities	11,822	11,485	10,461

Total remuneration	553,389	543,037	532,855

Number of employees

        The average number of employees during 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Managers	695	620	603
White-collar staff	8,376	7,796	7,438
Blue-collar staff	2,127	2,142	1,848

Total average number of employees	11,198	10,558	9,889

        The number of employees at January 31, 2004 and 2003 consisted of the following:

	January 31, 2004	January 31, 2003
Managers	729	643
White-collar staff (without temporary staff)	8,318	7,839
Blue-collar staff	2,207	2,202

Total number of employees at year-end	11,254	10,684

Directors' emoluments

        The members of the Management Board and Supervisory Board of Gucci Group N.V. as a group received emoluments for 2003, 2002 and 2001 amounting to € 6.1 million € 8.5 million and € 5.9 million, respectively.

Related party transactions

        In 2003 the Company entered into commercial transactions with parties having an interest in the Group (PPR or minority shareholders of consolidated subsidiaries). These transactions involved primarily wholesale product sales, cooperative advertising purchases and office supplies purchases from PPR-affiliate retailers, the rental of stores and showroom spaces as well as purchases of raw materials from minority shareholders. These transactions represented less than 0.2% (0.2% in 2002) of consolidated revenues, 0.2% (0.3% in 2002) of consolidated operating expenses and 3.4% (3.1% in 2002) of the cost of goods sold.

        Transactions with related parties are priced on an arm's length basis in a manner similar to transactions with third parties.

(22) Quarterly information (unaudited)

        The following table shows financial results by quarter:

2003	1 quarter	2 quarter	3 quarter	4 quarter	Full year
Net revenues	567,056	583,688	694,958	741,688	2,587,390
Gross profit	384,426	375,590	466,670	508,720	1,735,406
Operating profit	(24,467)	(17,853)	58,194	103,923	119,797
Net income	1,155	22,688	53,139	97,265	174,247
Net income per share—basic	0.01	0.23	0.54	0.97	1.75
Net income per share—diluted	0.01	0.23	0.53	0.96	1.73

2002	1 quarter	2 quarter	3 quarter	4 quarter	Full year
Net revenues	607,619	577,132	644,757	714,778	2,544,286
Gross profit	414,907	394,518	442,279	490,575	1,742,279
Operating profit	20,349	31,496	47,074	80,522	179,441
Net income	35,503	42,852	52,959	95,440	226,754
Net income per share—basic	0.35	0.42	0.53	0.94	2.24
Net income per share—diluted	0.35	0.41	0.52	0.93	2.21

(23) Reconciliation with accounting principles generally accepted in the United States

        The Group's accounting policies differ in certain respects from accounting policies generally accepted in the United States ("U.S. GAAP"), as follows:

Impairment of Indefinite Life Assets

        Effective February 1, 2002 the Group adopted the full provisions of FAS 142. Consequently, the Group reassessed the useful lives of previously recognized intangible assets. As a result of this assessment the Yves Saint Laurent trademark was classified as an indefinite-lived intangible asset ("Indefinite-Lived Asset") under the provisions of FAS 142. This conclusion is supported by the fact that the Yves Saint Laurent trademark right is: perpetual in duration, related to one of the most well known and the long lasting luxury and fashion brands, and when the relaunch of the brand is completed expected to generate positive cash flows as long as the company owns it. In fact, the Yves Saint Laurent brand possesses all the qualities (long standing reputation, high awareness, reliably high quality, customer loyalty due to its recognizable attributes), which are expected to permit the Company to achieve superior and very long-term cash flows, fundamental to enhancing the brand's long-term value. Under U.S. GAAP Indefinite-Lived Assets are not amortized but rather tested for impairment annually or when events and circumstances warrant. The Group reevaluates the useful life of the Indefinite-Lived Asset each year to determine whether events or circumstances continue to support indefinite useful life.

        As at January 31, 2004, in accordance with the FAS 142, the Group completed its annual impairment test for the Indefinite-Lived Asset and for all goodwill, comparing the fair value of the Indefinite-Lived Asset and of all goodwill to their related current carrying amounts as at that date. Fair value was derived using a discounted cash flow analysis. Impairment analyses were generally based on five to ten year period business plans consistent with internal planning assumptions. In the valuation model, the Company did not apply a perpetual growth rate and a constant operating margin assumption until the end of the period covered by the business plans. The Company assumed a discount rate, which is representative of the Weighted Average Cost of Capital consistent with rates adopted by reputable investment banks. In the forecast period considered for the impairment analysis, the Company budgeted the businesses' free cash flow; in the subsequent period (perpetuity), constant growth rates were assumed, which correspond to minimal real growth after adjusting for expected inflation. These annual impairment tests did not indicate an impairment of either the Yves Saint Laurent trademark or goodwill deriving from the Group's acquisitions, other than minor impairments amounting to € 6.4 million.

        As at January 31, 2004 and 2003 the carrying amount of the Yves Saint Laurent trademark valued in accordance with the U.S. GAAP was € 890.1 million.

        As at January 31, 2004 and 2003 Trademarks and Other intangible assets subject to amortization valued in accordance with the U.S. GAAP consisted of the following:

	January 31, 2004			January 31, 2003
	Gross	Accumulated amortization	Net	Gross	Accumulated amortization	Net
Trademarks	463,079	62,708	400,371	463,041	43,260	419,781
Other intangible assets	308,490	83,926	224,564	305,324	64,548	240,776

Total	771,569	146,634	624,935	768,365	107,808	660,557

        The movements in the carrying amount of goodwill valued in accordance with U.S. GAAP were as follows:

	2003	2002
Opening balance	800,539	832,389
Additions	12,229	29,721
Adjustments to prior year value	—	(58,557)
Impairment losses	—	—
Currency translation	(4,461)	(3,014)

Closing balance	808,307	800,539

Goodwill and trademark amortization

        As required by IAS, the Company amortizes goodwill and acquired trademarks over a maximum period of 20 years. In 2002 the Company adopted FAS 142, under which it did not amortize goodwill nor the Yves Saint Laurent trademark, which has an indefinite useful life. The other acquired trademarks were amortized over periods representing their estimated useful lives, which the Company reassessed when first applying FAS 142 as of February 1, 2002 as follows:

Trademark	Useful life
Balenciaga	20 years
Bottega Veneta	40 years
Boucheron	20 years
Roger & Gallet	40 years
Sergio Rossi	40 years
Stella McCartney	20 years

        The aggregate amortization charge of Trademarks and Other intangible assets determined under U.S. GAAP for the year amounts to € 43.0 million (€ 43.6 million in 2002); approximately the same depreciation charge is expected during each of the next five years.

Restructuring charges

        In accordance with IAS rules, the Group does not recognize a provision with respect to certain exit costs, employee termination costs and other restructuring expenses as at the date of the acquisitions, but rather charges such costs to expense in the periods they are incurred. Under U.S. GAAP these liabilities should be recognized and included in the allocation of the acquisition costs. Accordingly, appropriate adjustments have been reflected in the U.S. GAAP reconciliation.

        In accordance with IAS rules, a restructuring accrual is recorded for one-time termination benefit payments and other costs to exit an activity when (1) the Company has a detailed formal plan for the restructuring (2) has started implementation of the plan (3) and has communicated the plan to affected employees. During 2003 for U.S. GAAP purposes, the Company adopted the provisions of FASB SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3. In accordance with FAS 146 it is not appropriate to accrue one-time benefit payments to employees if: (1) the employees are required to render services until they are terminated and (2) the employees will be retained to render service beyond the retention period (assumed to be 60 days subsequent to notification of dismal). Under US GAAP € 11.2 million of restructuring expenses were recorded during 2003 with a provision of € 5.0 million remaining at January 31, 2004. Accordingly, appropriate adjustments have been reflected in the U.S. GAAP reconciliation.

Non-cash compensation expense

        In accordance with IAS, no cost is accrued for stock options on the date of grant as well as during the life of the options. Under U.S. GAAP, as permitted under FAS 123, "Accounting for Stock-Based Compensation", the Company accounts for employee stock options under Accounting Principles Board statement No. 25, "Accounting for Stock Issued to Employees", ("APB 25") as clarified by FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation" ("FIN 44"), and FASB Interpretation No. 28, "Accounting for Stock Appreciation and Other Variable Stock Option or Award Plans".

        The Company generally issues options to employees and directors to purchase shares of the Company with an exercise price greater than or equal to the market price of the underlying shares at the date of grant. Prior to 2000, the Supervisory Board contracted to grant options to certain executive officers, subject to the approval of the Annual General Meeting ("AGM"). On June 22, 2000, the AGM authorized the issuance of the options granted in 1999. In accordance with APB 25, in 2000 the compensation cost for stock options was measured as the excess of the quoted market price of Gucci shares on the day shareholder approval was obtained and the strike price of the options (the "Intrinsic Value"). The related compensation expense was recognized over the vesting period of each grant.

        In December 2001 the Company paid a US$ 7.00 special dividend to all shareholders, except PPR, related to the settlement of outstanding litigation between the Group, PPR and LVMH (see Note 14). Then, the Company reduced the exercise price of outstanding options to provide equitable compensation to option holders not eligible to receive the special dividend by the same amount. In accordance with FIN 44, the Company recognized as a current period expense for the period ended January 31, 2002 the accumulated intrinsic value of all vested in the money outstanding options amounting to € 114.7 million.

        In October 2003 the Company paid € 13.50 per share in the form of a return of capital. Then, the Company reduced the exercise price of outstanding options by the equivalent U.S. dollar amount of US$ 15.78 (see Note 15) to provide equitable compensation to option holders not eligible to receive the return of capital. In accordance with FIN 44, the Company recognized a related current period expense amounting to € 3.3 million for the period ended January 31, 2004.

        In addition the intrinsic value of options, which were in-the-money but not vested on the dates of the respective repricing have been charged to compensation expense rateably over the period from the date of repricing to the date of vesting adjusted each period for the effects of variable accounting. Finally, periodic changes in the intrinsic value during the period from the dates of the respective repricing to the date of exercise of the options are recognized as an increase to or a decrease of compensation expense subsequent to the end of the vesting period.

        The Company amended and restated the Incentive Stock Option Plan. If the less of the greater of 15 million shares or 15% of the Company's outstanding shares remain untendered at the end of the Offer Period (see Strategic alliance), options issued under the New Option Plan and (if agreed by the option holders) options issued prior to the amendment and restatement of the Stock Option Plan not tendered into the Offer will convert to Stock Appreciation Rights ("SARs"), which will convert to cash payments by the Company when exercised. The SARs would have the same vesting period as the options and the amount of the related cash payments would be based on a formula, which measures the value of the Company based on operating and net income and the related valuation multiples of stock exchange listed comparator companies.

        Consequently, under U.S. GAAP, variable plan accounting is required for options issued under the New Option Plan until the outcome of the Offer is known. Under U.S. GAAP, the Company is not required to accrue a provision related to the Cash Awards, as the con-version of the options into SARs will be confirmed only by the occurrence of future events not within the control of the Group. Had the contingent liability been recorded as at January 31, 2004, it would not have been material.

        In addition, because the conversion of these options to Cash Awards is outside of the control of either the employee or the Company these instruments would be classified in a mezzanine section of the U.S. GAAP balance sheet between debt and equity. This results in a reconciling difference in the U.S. GAAP equity reconciliation.

Hedging

        The Company enters into transactions including derivative transactions to manage its foreign exchange exposure related to certain anticipated future revenues and expenses in currencies other than the reporting currency of the Group as at the year end. Until the adoption of IAS 39 "Financial instruments: recognition and measurement", and FAS 133, "Accounting for Derivative Instruments and Hedging Activities", the Company deferred the unrealized gains or losses on hedges in respect of future revenues and expenses; under U.S. GAAP unrealized gains or losses on hedges, which were not covered by firm commitments as at the balance sheet date, were included in the determination of net income.

        Upon the adoption of IAS 39 the Company qualifies for hedge accounting and records the fair value movements of Cash flow hedges as a component of equity until the related revenues and expenses are realized. Under U.S. GAAP the Company's hedges of anticipated future transactions do not qualify for hedge accounting. Accordingly, on adoption of FAS 133 the current U.S. GAAP hedging relationships for the Company's existing derivative instruments were no longer recognized as hedges. Subsequent to adoption, movements in the fair value of Cash flow hedges have been recorded as adjustments to U.S. GAAP net income. However, as IAS/IFRS basis shareholders' equity reflects the Hedging reserve in Other comprehensive income, from January 31, 2002 there is no longer a reconciling item between IAS/IFRS and U.S. GAAP basis shareholders' equity.

Construction period store rental expenses

        In accordance with IAS/IFRS these are capitalized as part of the cost of constructing the store and amortized to expense over the lease period. U.S. GAAP (SOP 98-5) requires these to be charged to expense.

Deferred taxation on elimination of inter-company profit

        As required by IAS, the Company calculates deferred taxation related to the elimination of unrealized inter-company profit on sale of inventories and fixed assets by applying the tax rates prevailing in the countries where the assets will ultimately be sold to third parties or depreciated. U.S. GAAP requires that this deferred taxation be calculated by applying tax rates prevailing in the countries where these assets originated.

Tax deduction on stock options

        As described in Note 3, the Group reports the tax benefits, which derives upon the exercise of stock options by certain employees as a reduction of income tax expense. As this tax benefit arises from transactions involving the Company's shares, U.S. GAAP requires that this benefit be credited directly to shareholders' equity.

        Summarized below are the adjustments to net income that would have been required if U.S. GAAP had been applied instead of IAS/IFRS:

	2003
Net Income	Pre-tax result	Tax	Net income
Income net of minority interests as reported in the consolidated statement of income	152,132	22,115	174,247
Items increasing (decreasing) reported income net of minority interests:
Non-cash compensation expense:
— cumulative intrinsic value of vested options on the € 13.50 return of capital payment date, which qualified for variable accounting on that date for the first time	(3,251)	—	(3,251)
— change in intrinsic value of outstanding options	(61,152)	8,261	(52,891)
Restructuring charges	1,815	(639)	1,176
Goodwill and trademark amortization	87,773	(16,554)	71,219
Change in unrealized exchange gain (loss) on hedge transactions	(33,149)	1,577	(31,572)
Construction period store rental expenses, net of related amortization	(5,300)	2,330	(2,970)
Deferred taxation on elimination of inter-company profit	—	(13,731)	(13,731)
Tax deduction on stock options exercise	—	(1,130)	(1,130)
Income net of minority interests in accordance with U.S. GAAP	138,868	2,229	141,097

Basic net income per share in accordance with U.S. GAAP			1.42
Diluted net income per share in accordance with U.S. GAAP			1.40

Shareholders' equity	Gross	Tax	Net
Shareholders' equity as reported in the consolidated balance sheet			3,313,928
Items increasing (decreasing) reported shareholders' equity:
Restructuring charges	103,702	(35,292)	68,410
Goodwill and trademark amortization	272,355	(53,939)	218,416
Construction period store rental expenses, net of related amortization	(16,548)	6,526	(10,022)
Change in Fair value of outstanding options	(6,975)	586	(6,389)
Deferred taxes on elimination of inter-company profit		(40,874)	(40,874)
Foreign currency adjustments	3,154	3,384	6,538

Shareholders' equity in accordance with U.S. GAAP			3,550,007

	2002
Net Income	Pre-tax result	Tax	Net income
Income net of minority interests as reported in the consolidated statement of income	246,040	(19,286)	226,754
Items increasing (decreasing) reported income net of minority interests:
Non-cash compensation expense:
— compensation expense related to certain stock options granted at an exercise price below market on the date of the grant	(583)	—	(583)
— change in intrinsic value of outstanding options	(37,703)	4,280	(33,423)
Goodwill and trademark amortization	104,873	(17,267)	87,606
Unrealized exchange gain (loss) on hedge transactions	111,771	(5,190)	106,581
Construction period store rental expenses, net of related amortization	(9,566)	3,593	(5,973)
Deferred taxation on elimination of inter-company profit	—	(708)	(708)
Tax deduction on stock options exercise	—	(786)	(786)
Income net of minority interests in accordance with U.S. GAAP	414,832	(35,364)	379,468

Basic net income per share in accordance with U.S. GAAP			3.75
Diluted net income per share in accordance with U.S. GAAP			3.70

Shareholders' equity	Gross	Tax	Net
Shareholders' equity as reported in the consolidated balance sheet			4,671,433
Items increasing (decreasing) reported shareholders' equity:
Restructuring charges	101,887	(34,653)	67,234
Goodwill and trademark amortization	184,582	(37,385)	147,197
Construction period store rental expenses, net of related amortization	(11,248)	4,196	(7,052)
Change in Fair value of outstanding option	(1,773)	—	(1,773)
Deferred taxes on elimination of inter-company profit	—	(27,143)	(27,143)

Shareholders' equity in accordance with U.S. GAAP			4,849,896

	2001
Net Income	Pre-tax result	Tax	Net income
Income net of minority interests as reported in the consolidated statement of income	371,214	(58,679)	312,535
Items increasing (decreasing) reported income net of minority interests:
Restructuring	(750)	1,210	460
Non-cash compensation expense:
— compensation expense related to certain stock options granted at an exercise price below market on the date of the grant	(6,413)	—	(6,413)
— cumulative intrinsic value of vested in-the-money options on the date of the US$7.00 exercise price reduction	(114,701)	11,056	(103,645)
— change in intrinsic value of outstanding options through year end	(6,999)	1,001	(5,998)
Goodwill and trademark amortization	42,658	(9,661)	32,997
Unrealized exchange gain (loss) on hedge transactions	(16,450)	430	(16,020)
Construction period store rental expenses, net of related amortization	(1,631)	585	(1,046)
Deferred taxation on elimination of inter-company profit	—	(13,310)	(13,310)
Tax deduction on stock options exercise	—	(264)	(264)
Income net of minority interests in accordance with U.S. GAAP	266,928	(67,632)	199,296

Basic net income per share in accordance with U.S. GAAP			1.99
Diluted net income per share in accordance with U.S. GAAP			1.96

Pro-forma income statement (unaudited)

        Effective February 1, 2002 the Group adopted the full provisions of FAS 142. On a pro-forma basis assuming the new standard had been applied since February 1, 2000 the net result of the period prepared on a U.S. GAAP basis for the years ended January 31, 2004, 2003 and 2002 would have reflected the following amounts:

	2003	2002	2001
Net Income as reported in accordance with U.S. GAAP	141,097	379,468	199,296
Add back: Trademark amortization, net of tax	—	—	12,309
Add back: Goodwill amortization	—	—	48,751
Pro-Forma Net income	141,097	379,468	260,356

Net income per share—basic	1.42	3.75	2.60
Net income per share—diluted	1.40	3.70	2.56

        During 2002 the Group made minor acquisitions. Had these acquisitions been made on February 1, 2002, the effect on the 2002 income statement would not have been material. Accordingly no related pro-forma information is disclosed.

        During 2001 the Group made several acquisitions. On a pro-forma basis, assuming the acquisitions of these businesses had been made on February 1, 2001, the acquisitions had been financed by third parties since this date and the results of these companies had been the same as originally reported, income statements prepared on a U.S. GAAP basis for the year ended January 31, 2002 would have reflected the following amounts:

2001
Net revenues	2,579,313
Goodwill and trademark amortization	88,033
Operating profit	162,833
Net income	195,574

Net income per share of common stock—diluted	1.93

        Management believes that the pro-forma results of operations are not indicative of what actually would have occurred if the acquisitions had taken place on February 1, 2001.

Stock-based compensation

        For purposes of the reconciliation of the reported net income with net income in accordance with U.S. GAAP, stock-based compensation is accounted for by using the intrinsic value based method.

        Pro-forma U.S. GAAP amounts, had compensation expense been calculated based on the options' fair value at their respective grant dates for awards under the stock option plans, are presented below:

	2003	2002	2001
Net Income as reported in accordance with U.S. GAAP	141,097	379,468	199,296
Add:
compensation expense included in U.S. GAAP Net Income, net of related tax effect	56,142	34,006	116,056
Deduct:
total stock based employee compensation determined under fair value based method, net of related tax effect	40,680	61,082	95,516
Pro-Forma Net income	156,559	352,392	219,836

Net income per share—basic	1.57	3.49	2.19
Net income per share—diluted	1.55	3.44	2.17

        The weighted average grant-date fair value of options granted in 2003, 2002 and 2001 for the Incentive Stock Option Plan was US$ 9.56, US$ 17.61 and US$ 19.93, respectively.

        The fair values at the date of grant were estimated using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
Risk-free interest rate	2.27%	3.87%	4.16%
Expected life (years)	3.35	3.5	3.5
Volatility	12.17%	14.4%	21.3%
Dividend yield	0.57%	0.57%	0.60%

(24) Recently issued accounting principles

        In December 2003 the International Accounting Standard Board (IASB) issued the revised version of 15 International Accounting Standards (IAS 1—Presentation of Financial Statements, IAS 2—Inventories, IAS 8—Accounting Policies, Changes in Accounting Estimates and Errors, IAS 10—Events after the Balance Sheet Date, IAS 16—Property, Plant and Equipment, IAS 17—Leases, IAS 21 The Effects of Changes in Foreign Exchange Rates, IAS 24—Related Party Disclosures, IAS 27—Consolidated and Separate Financial Statements, IAS 28—Investments in Associates, IAS 31—Investments in Joint Ventures, IAS 32—Financial Instruments: Disclosure and Presentation, IAS 33—Earning per Shares, IAS 39—Financial Instruments: Recognition and Measurement, IAS 40—Investment Property).

        On February 19, 2004 the IASB issued International Financial Reporting Standard 2—Share-based Payment (IFRS 2) dealing with the accounting for share-base transactions, including grants of shares options and Stock Appreciation Rights (SAR) to employees.

        The revised version of the 15 International Accounting Standards as well as IFRS 2 will be applied by the Company for annual periods beginning on or after January 1, 2005.

        The Company is studying the impact of the amendments to the 15 International Accounting Standards and of implementation of IFRS 2 in its future financial statements.

        On March 31, 2004 the IASB issued International Financial Reporting Standard 3 dealing with business combination. This Standard replaces IAS 22—Business combinations. In accordance with the IFRS 3 requirements amortization of goodwill acquired in a business combination is prohibited. The Group will implement the new standard to business combinations for which the agreement date is on or after March 31, 2004. With regards to goodwill arising from a business combination for which the agreement date was before March 31, 2004, the Group will apply the new requirements prospectively starting from the beginning of the fiscal year starting on February 1, 2005.

        On March 31, 2004 the IASB issued the revised versions of International Accounting Standard 36 and 38. The main revisions to these standards deal with the amortization of intangibles assets with indefinite useful lives, which is prohibited and the requirement to test goodwill and intangible assets with indefinite useful lives for impairment on an annual basis.

        The Group will implement the new requirements as follows:

  •
  to intangible assets acquired in a business combination for which the agreement date is on or after March 31, 2004 during the fiscal year starting on February 1, 2004;

  •
  to all other intangible assets prospectively starting from the beginning of the fiscal year starting on February 1, 2005.

        As a result of the implementation of IFRS 3 as well as of IAS 36 (Revised 2004) and IAS 38 (Revised 2004), for the fiscal year beginning February 1, 2005, the Group expects a reduction of the annual amortization charge approximately € 95 million gross of tax, assuming that no impairment charges of indefinite life intangibles and goodwill is required. The expected positive effect after tax on the result of that year is expected to approximate € 78 million.

        In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities". FIN 46 introduces a new concept of a variable interest entity ("VIE"). FIN 46 is effective immediately for all VIEs created after January 31, 2003. For VIEs created prior to February 1, 2003, FIN 46 will be effective as of June 30, 2004. As of January 31, 2004 and during the periods reported in these financial statements the Company did not have any VIE.

        In December 2003, the FASB issued FAS No. 132 (R), "Employers'Disclosures about Pensions and Other Post-retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132. This Statement revises employer's disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosures provisions are effective for 2003 calendar year-end financial statements. No new disclosures were required in the Company's financial statements as a result of the implementation of the new standard. The company is currently evaluating the impact of the provisions of FAS 132 (revised 2003), which have a later effective date.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149, which is to be applied prospectively, is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the Company's consolidated financial statements.

(25) Consolidated Companies

Gucci Division Region	Registered Office
Europe
Guccio Gucci S.p.A. (*) (**)	Florence, Italy
Gucci Logistica S.p.A. (*)	Florence, Italy
Luxury Goods Italia S.p.A. (*)	Florence, Italy
G.F. Services S.r.l. (**)	Milan, Italy
G.F. Logistica S.r.l. (*)	Milan, Italy
Luxury Goods France S.A. (*)	Paris, France
Gucci Limited (*)	London, United Kingdom
GG Luxury Goods Gmbh (*) (**)	Neustadt, Germany
Luxury Goods International S.A. (*)	Cadempino, Switzerland
Luxury Goods Logistic S.A. (51%)	Cadempino, Switzerland
Gucci Belgium S.A. (*) (**)	Brussels, Belgium
La Meridiana Fashion S.A. (**)	Brussels, Belgium
Luxury Goods Spain S.L. (*)	Madrid, Spain
Gucci S.a.m. (*) (**)	Montecarlo, Monaco
Gucci Austria Gmbh (*) (**)	Vienna, Austria
Gucci Netherlands B.V. (*) (**)	Amsterdam, The Netherlands
Luxury Goods Outlet S.r.l. (*)	Florence, Italy
Capri Group S.r.l. (*) (75%)	Naples, Italy
Gucci Venezia S.p.A. (*) (51%)	Venice, Italy
Gucci International N.V. (**)	Amsterdam, The Netherlands
Gucci Group N.V.	Amsterdam, The Netherlands
GG France Holding S.a.r.l. (**)	Paris, France
Gucci Luxembourg S.A. (**)	Luxembourg
Gucci Services Limited (**)	London, United Kingdom
Gucci Participation B.V.	Amsterdam, The Netherlands
Gucci Finanziaria S.p.A.	Florence, Italy
Gucci Italia Holding S.p.A. (**)	Florence, Italy
Gucci Ireland Limited	Dublin, Ireland
Luxury Goods Operations (L.G.O.) S.A. (*) 51%	Cadempino, Switzerland
North America
Gucci North American Holdings, Inc. (**)	Delaware, U.S.A.
Gucci America, Inc. (*)	New York, U.S.A.
Gucci Shops of Canada, Inc.	New Brunswick, Canada
Gucci Boutiques, Inc. (*)	New Brunswick, Canada
Asia
Gucci Group Japan Limited (*)	Tokyo, Japan
Gucci Group (Hong Kong) Limited (*) (**)	Hong Kong, China
Gucci Thailand Co, Ltd (**)	Bangkok, Thailand
Gucci Group Guam, Inc. (*)	Tumon, Guam
Gucci Group Korea Ltd (*) (**)	Seoul, South Korea
Gucci Taiwan Limited (*) (**)	Taipei, Taiwan
Gucci (Malaysia) Sdn Bhd (*)	Kuala Lumpur, Malaysia
Gucci Singapore Pte Limited (*)	Singapore, Singapore
Gucci Australia PTY Limited (*)	Victoria, Australia
Gucci Group Japan Holding Limited (*)	Tokyo, Japan

Yugen Kaisha Gucci (*) (**)	Tokyo, Japan
Rest of World
Gemini Aruba N.V.	Aruba, Netherlands Antilles

Gucci Group Watches Region	Registered Office
Europe
Luxury Timepieces International S.A. (*)	Neuchâtel, Switzerland
Luxury Timepieces (U.K.) Ltd. (*) (**)	London, United Kingdom
Luxury Timepieces España, S.L. (51%)	Madrid, Spain
Luxury Timepiece Design S.A.	La Chaux-de-Fonds, Switzerland
Luxury Timepiece Manufacturing S.A. (*)	La Chaux-de-Fonds, Switzerland
Bédat Group Holding S.A. (85%)	Geneva, Switzerland
Bédat & Co. S.A. (*) (85%)	Geneva, Switzerland
Gucci Group WatchesFrance S.A.S	Pantin, France
North America
Luxury Timepieces (Canada), Inc. (*) (**)	Markham, Canada
Bédat & Co. U.S.A., LLC (*) (85%)	San Francisco, U.S.A.
Asia
Luxury Timepieces (Hong Kong) Limited (*) (**)	Hong Kong, China
Luxury Timepieces Japan Limited (*)	Tokyo, Japan
Gucci Group Watches Taiwan Limited (*)	Taipei, Taiwan

Yves Saint Laurent Region	Registered Office
Europe
Yves Saint Laurent, S.A.S. (*)	Paris, France
Yves Saint Laurent Boutique France, S.A.S. (*)	Paris, France
Yves Saint Laurent Fashion B.V.	Amsterdam, The Netherlands
Yves Saint Laurent France B.V.	Amsterdam, The Netherlands
S.A.M. Yves Saint Laurent Monaco S.a.m. (*)	Montecarlo, Monaco
Yves Saint Laurent Spain S.A. (*)	Madrid, Spain
Yves Saint Laurent UK Ltd (*)	London, United Kingdom
Yves Saint Laurent Belgium S.P.R.L.	Brussels, Belgium
C. Mendès S.A. (*)	Paris, France
Yves Saint Laurent Germany Gmbh (*)	Düsseldorf, Germany
Yves Saint Laurent Services, S.A.S.	Paris, France
North America
Yves Saint Laurent America, Inc. (*)	New York, U.S.A.
Yves Saint Laurent of South America, Inc. (*)	New York, U.S.A.
Yves Saint Laurent America Holding, Inc.	New York, U.S.A.
Asia
Yves Saint Laurent Fashion Japan Limited	Tokyo, Japan

YSL Beauté Region	Registered Office
Europe

YSL Beauté (S.A.S.)	Neuilly sur Seine, France
Yves Saint Laurent Parfums S.A.	Neuilly sur Seine, France
Roger & Gallet (S.A.S.) (*)	Neuilly sur Seine, France
YSL Beauté Recherche et Industries (S.A.S.) (*)	Bernay, France
Yves Saint Laurent Parfums Lassigny (S.A.S.)	Neuilly sur Seine, France
Parfums Van Cleef and Arpels S.A. (*)	Neuilly sur Seine, France
YSL Beauté Gmbh (*)	Munich, Germany
YSL Beauté S.A. (*)	Barcelona, Spain
Fendi Profumi S.p.A. (*)	Florence, Italy
Florbath Profumi di Parma S.p.A. (*)	Florence, Italy
YSL Beauté Nederland B.V. (*)	Eg Maassluis, The Netherlands
Parfums Stern (S.A.S.) (*)	Neuilly sur Seine, France
YSL Beauté S.A. N.V. (*)	Brussels, Belgium
YSL Beauté AEBE (*) (51%)	Athens, Greece
YSL Beauté S.A. (*) (51%)	Lisbon, Portugal
YSL Beauté Suisse	Geneva, Switzerland
YSL Beauté Ltd (*)	Haywards Heath, United Kingdom
YSL Beauté Italia S.p.A. (*)	Florence, Italy
YSL Beauté HGmbh (*)	Vienna, Austria
Fildema XXI S.L.	Barcelona, Spain
Alexander McQueen Parfums (S.A.S.)	Neuilly sur Seine, France
Classic Parfums (S.A.S.)	Neuilly sur Seine, France
Parfums Balenciaga (S.A.S.)	Neuilly sur Seine, France
Stella McCartney Parfums (S.A.S.)	Neuilly sur Seine, France
Boucheron Parfumes (S.A.S) (*)	Neuilly sur Seine, France
North America
YSL Beauté, Inc. (*)	New York, U.S.A.
YSL Beauté Miami, Inc.	Miami, U.S.A.
Parfumes Boucheron Corp. (*)	New York, U.S.A.
Mode et Parfumes Corp. (*)	New York, U.S.A.
Asia
Yves Saint Laurent Parfums KK (*)	Tokyo, Japan
YSL Beauté Hong Kong Ltd (*)	Hong Kong, China
YSL Beauté Singapore PTE Ltd (*)	Singapore, Singapore
Rest of World
YSL Beauté Canada, Inc. (*)	Mississauga, Ontario, Canada
YSL Beauté Australia PTY Ltd (*)	Sydney, Australia
YSL Beauté NZ Ltd (*)	Auckland, New Zealand
YSL Beautè Middle East FZCO (*) (70%)	Dubai, UAE

Sergio Rossi Region	Registered Office
Europe
Sergio Rossi S.p.A. (*)	San Mauro Pascoli, Italy
Ascot S.r.l.	Florence, Italy
Sergio Rossi U.K. Limited (*)	London, United Kingdom
Sergio Rossi International S.A.R.L.	Luxembourg
Sergio Rossi Netherlands B.V.	Amsterdam, The Netherlands

North America
Sergio Rossi U.S.A., Inc. (*)	New York, U.S.A.
Asia
Sergio Rossi Japan Limited (*)	Tokyo, Japan
Sergio Rossi Korea Ltd (*)	Seoul, South Korea

Boucheron Region	Registered Office
Europe
Boucheron S.A.S. (*)	Paris, France
Boucheron Holding S.A.	Paris, France
Parfums et Cosmetiques International S.A.S. (*)	Paris, France
Boucheron U.K. Ltd (*)	London, United Kingdom
Boucheron International S.A. (*)	Cadempino, Switzerland
Boucheron Luxembourg S.A.R.L	Luxembourg
North America
Boucheron (U.S.A.) Ltd (*)	New York, U.S.A.
Luxury Distribution, Inc.	New York, U.S.A.
Boucheron Joaillerie (USA) Inc.	New York, U.S.A.
Asia
Boucheron Japan Limited (*)	Tokyo, Japan
Boucheron Taiwan CO. Ltd (*)	Taipei, Taiwan

Balenciaga Region	Registered Office
Europe
Balenciaga S.A. (*) (91%)	Paris, France
America
Balenciaga America, Inc. (*) (91%)	New York, U.S.A.

Bottega Veneta Region	Registered Office
Europe
Bottega Veneta U.K. Co. Limited (*) (78.5%)	London, United Kingdom
Bottega Veneta France Holding S.A.S. (78.5%)	Paris, France
B.V. Italia S.r.l. (*) (78.5%)	Vicenza, Italy
Bottega Veneta S.r.l. (*) (78.5%)	Vicenza, Italy
B.V. International S.A.R.L. (78.5%)	Luxembourg
Bottega Veneta B.V. (78.5%)	Amsterdam, The Netherlands
Bottega Veneta France S.A. (*) (78.5%)	Paris, France
B. V. S.r.l. (*) (78.5%)	Vicenza, Italy
Bottega Veneta Germany GMBH (78.5%)	Berlin, Germany
America
Bottega Veneta Inc (*) (78.5%)	New York, U.S.A.
Asia
Bottega Veneta Hong Kong Limited (*) (78.5%)	Hong Kong, China

Bottega Veneta Japan Limited (*) (78.5%)	Tokyo, Japan
Bottega Veneta Singapore Private Limited (*) (78.5%)	Singapore, Singapore
Bottega Veneta Korea Ltd (*) (78.5%)	Seoul, South Korea
Bottega Veneta Guam (78.5%)	Guam, Guam

Alexander McQueen Region	Registered Office
Europe
Autumnpaper Limited (*) (51%)	London, United Kingdom
Birdswan Solutions Ltd (51%)	London, United Kingdom
Paintgate Limited	London, United Kingdom
Alexander McQueen Trading Ltd (*) (51%)	London, United Kingdom

Stella McCartney Region	Registered Office
Europe
Stella McCartney Limited (*) (50%)	London, United Kingdom
Stella McCartney France S.A.S. (*) (50%)	Paris, France
America
Stella McCartney America Inc. (*) (50%)	City of Wilmington, U.S.A

Industrial Operations Region	Registered Office
Europe
Baruffi S.r.l. (*) (67%)	Milan, Italy
Conceria Blu Tonic S.p.A. (*) (51%)	Pisa, Italy
Caravel Pelli Pregiate S.r.l. (*) (51%)	Florence, Italy
Regain 1957 S.r.l. (*) (70%)	Florence, Italy
Paoletti S.r.l. (*) (51%)	Florence, Italy
Tiger Flex S.r.l. (*) (75%)	Florence, Italy
Pigini S.r.l. (70%)	Florence, Italy
Gauguin S.r.l.	Florence, Italy
Gucci Immobiliare Leccio S.r.l. (*) (64%)	Florence, Italy
Design Management S.r.l. (*)	Florence, Italy
John Field (*) (51%)	London, United Kingdom

(*)
Principal operating companies

(**)
Companies directly owned by Gucci Group N.V.

GUCCI GROUP N.V.
Corporate balance sheets before appropriation of profit
(In thousands of Euro)

	2003	2002
Current assets
Cash and cash equivalents	37,101	4,162
Receivables due from Group companies	144,907	55,675
Other current assets	5,137	2,591

Total current assets	187,145	62,428

Non current assets
Property, plant and equipment, net	56	58
Deferred charges and intangible assets, net	2,587	2,023
Investments in Group companies	3,322,811	4,695,978
Other non-current assets	165	286

Total non-current assets	3,325,619	4,698,345

Total assets	3,512,764	4,760,773

Current liabilities
Short term financial payables	148	—
Due to Group companies	75,200	66,079
Other current liabilities	8,488	23,261

Total current liabilities	83,836	89,340

Non-current liabilities	115,000	—

Total liabilities	198,836	89,340

Shareholders' equity
Share capital	106,159	104,688
Contributed surplus	1,478,543	2,790,401
Retained earnings	1,145,388	968,745
Treasury stock, at cost	(261,328)	(173,274)
Accumulated other comprehensive income	670,919	754,119
Net result for the year	174,247	226,754

Shareholders' equity	3,313,928	4,671,433

Total liabilities and shareholders' equity	3,512,764	4,760,773

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.
Corporate statements of income
(In thousands of Euro)

	2003	2002	2001(*)

Net profit of Group companies	171,151	233,727	324,496
Other Income/(expenses), net	3,096	(6,973)	(11,961)

Net result for the year	174,247	226,754	312,535

(*)
The Euro amounts have been calculated from previously published US Dollar amounts using the average exchange rate of € /US$ 0.8908.

The accompanying notes are an integral part of these financial statements.

        As the financial statements of Gucci Group N.V. are included in the consolidated financial statements, the corporate statements of income are presented in an abridged form (article 402, Title 9, Book 2 of the Dutch Civil Code).

GUCCI GROUP N.V.

Notes to the corporate financial statements

(1)   General

        Gucci Group N.V. (the "Company"), a corporation limited by shares, has its statutory seat in Amsterdam, The Netherlands. The Company's shares are listed on the New York and Amsterdam Stock Exchanges.

(2)   Activities of the Company

        The principal activities of the Company are to act as a holding and finance company.

(3)   Basis of preparation

        Euro is the reporting currency of the Group, accordingly, both the consolidated and corporate financial statements have been prepared in Euro. Amounts included in the financial statements and notes are stated in thousands of Euro, except percentages and per share and share amounts and/or where otherwise noted.

(4)   Accounting policies

        The corporate financial statements of the Company are included in the financial statements of the Group. The accounting policies used are similar to those used in the consolidated financial statements with the exception of investments in Group companies which are valued at net asset value in accordance with the accounting policies for the valuation of assets and liabilities as stated in Note 3 to the consolidated financial statements.

(5)   Receivables due from Group companies

        At January 31, 2004 the amount included financial receivables from Group subsidiaries of Euro 79,6 million. The remaining portion, as well as the amount at January 31, 2003 arose from service fees invoiced and/or accrued by the Company.

(6)   Other current assets

        Other current assets at January 31, 2004 and 2003 were as follows:

	2003	2002
Receivables from tax authorities	1,114	1,392
Other	4,023	1,199

Other current assets	5,137	2,591

(7)   Deferred charges and intangible assets, net

        Deferred charges and intangible assets, net at January 31, 2004 and 2003 included the following:

	2003	2002
Software	12,773	12,020
Other	1,676	721
Deferred charges and intangible assets, gross	14,449	12,741
Accumulated amortization	(11,862)	(10,718)

Deferred charges and intangible assets, net	2,587	2,023

        In 2003 the amortization charge was €1,1 million (€2.7 million in 2002).

(8)   Investments in Group companies

        The summary of activity in Group companies (as detailed in Note 25 to the consolidated financial statements) was as follows:

Balance at February 1, 2003	4,695,978
Dividends received	(303,333)
Hedging reserve	(31,572)
Fair value reserve	(853)
Return of capital net of additions at cost	(1,158,309)
Others	524
Translation adjustment	(50,775)
Net profit of Group companies	171,151

Balance at January 31, 2004	3,322,811

        Return of capital net of additions includes the portion of the Contributed surplus of Gucci Luxembourg paid back to Gucci Group NV amounting to €1,300 million.

(9)   Current liabilities due to Group Companies

        The amount included €70,0 million concerning a financial payable to Gucci Luxembourg S.A.. The remaining part arose from service fees invoiced and/or accrued by the Company and a payable to Gucci International N.V.

(10) Other current liabilities

        Other current liabilities at January 31, 2004 and 2003 were as follows:

	2003	2002
Current tax payables	2,809	891
Accrued operating expenses	5,679	22,370

Other current liabilities	8,488	23,261

        Accrued operating expenses include dividends payable of €0,3 million (€8.6 million as at January 31, 2003).

(11) Non current liabilities

        The amount refers to financial payables arising from the withdrawal under facility A of the syndicated loan agreement signed on November 28, 2003 as disclosed in the Note 10 to the consolidated financial statements.

(12) Shareholders' equity

        The statement of changes in shareholders' equity and comprehensive income is included in the consolidated financial statements of Gucci Group N.V..

        The Shareholders at the Annual General Meeting on July 16, 2003 approved the distribution of €13.50 per share in the form of a return of capital. The payment of the €13.50 per share to the Euronext Amsterdam (AEX) shares occurred on October 2, 2003; the payment of US$ 15.78 (the US dollar equivalent of €13.50) to shares registered on the New York Stock Exchange (NYSE) occurred promptly thereafter. The aggregate amount paid to shareholders was €1,347.0 million.

        The treasury stock at cost represents repurchased shares, which are reserved for the exercise of personnel options.

(13) Commitments and contingencies

        As disclosed in Note 20 to the consolidated financial statements, the Group has entered into a number of currency contracts and derivative transactions to hedge its foreign exchange exposure related to anticipated future net cash flows in currencies other than the reporting currency of the Group. The Group entered into agreements with certain suppliers, which included minimum supply commitments over periods up to four years. The Group procured a letter of credit in an amount not to exceed US$230 million, which will be available to all the Group shareholders, other than PPR and LVMH, in the event that PPR fails to consummate the Offer. The Group is committed to certain minority shareholders of the Group's companies due to their right through put options to sell their interests in these companies to the Gucci Group in the future. Finally, the Group committed with third parties mainly for the acquisition of certain fixed assets.

(14) Employees

        The Company employed an average number of 109 people in 2003 with a cost for remuneration of €19.7 million of which €2.2 million as social contributions. In 2002, the Company employed an average of 94 people, with a cost for remuneration of €20.5 million of which €2.3 million as social contributions.

(15) Directors

        As at January 31, 2004, the Management Board consists of 3 members and the Supervisory Board consists of 8 members. As at April 30, 2004 two members of the Management Board will retire. The Independent Directors (Messrs. Bellamy, Benedetti, Domeniconi and Vuursteen) have announced that they intend to resign from the Supervisory Board following the completion of the tender offer by Pinault-Printemps-Redoute S.A. for all shares of the Company that commenced on April 1, 2004, if the less than the greater of 15,000,000 shares or 15% of the outstanding shares remain untendered at that time. If more than the greater of 15,000,00 shares or 15% of the outstanding shares do remain untendered at the conclusion of the offer, the Independent Directors will resign following the election of successor Independent Directors.

        The new number of members of the Management Board and of the Supervisory Board and the relevant members will be decided and elected by the shareholders during a meeting to be held after April 30, 2004.

        The members of the Management Board and Supervisory Board of Gucci Group N.V. as a group received emoluments in 2003 and 2002 as follows:

				2003				2002
	Remuneration	Bonuses		Pension Plan	Remuneration	Bonuses		Pension Plan
Members of the Management Board:
—Domenico De Sole(1)	1,933	—		6	2,307	—		6
—Tom Ford	2,652	871	(*)	6	3,952	1,561	(*)	6
Aart Cooiman	19	—		—	20	—		—
Members of the Supervisory Board:
—Adrian D.P. Bellamy	120				131	—		—
—Patricia Barbizet	72				79	—		—
—Aureliano Benedetti	63				79	—		—
—Reto Domeniconi	60				66	—		—
—Patrice Marteau	72				79	—		—
—François Henri Pinault	72				79	—		—
—Karel Vuursteen	83				89	—		—
—Serge Weinberg	72				79	—		—

Total	5,218	871		12	6,960	1,561		12

(*)
Guaranteed bonus, as specified in the employment contract

(1)
Includes €520.5 thousand in charitable contributions paid to match equal €520.5 thousand charitable contribution by De Sole

        The pension plans of the members of the Management Board are administered by "Diversified Investment Advisor". The plans qualify as a Defined Contribution Plan (401K Profit Sharing Plan) and not as a Defined Benefit Plan under the provision of "Employee Retirement Income Security Act". Each member is eligible to participate in the plan after completing 1 year of service and must be 21 years of age or older. Participants elect the amount to contribute within the cap fixed by the competent authority. The company will contribute an amount equal to 100% of employee's elected contribution not to exceed 3% of the employee compensation.

        The members of the Supervisory Board of Gucci Group N.V. are not entitled to future remuneration, severance payment or profit sharing.

        Options granted to the members of the Management Board and Supervisory Board of Gucci Group N.V. are generally issued with an exercise price greater or equal to the market value of the underlying shares at the date of the grant.

        Options granted to the members of Supervisory Board of Gucci Group N.V. generally vest immediately and expire ten years from the date of issuance.

        Options granted to the members of Management Board of Gucci Group N.V. vest over a period up to five years from the date of issuance and expire ten years from that date.

        As at January 31, 2004 options issued to the members of the Management Board and Supervisory Board of Gucci Group N.V. were as follows:

	Unexercised at the beginning of the period	Granted during the period	Exercised during the period	Lapsed during the period	Unexercised at the end of the period
Members of the Management Board:
—Domenico De Sole	1,369,000	250,000	689,000	—	930,000
—Tom Ford	4,000,000	—	2,000,000	—	2,000,000
—Aart Cooiman	2,000	—	—	—	2,000
Members of the Supervisory Board:
—Adrian D.P. Bellamy	12,500	12,500	20,000	—	5,000
—Patricia Barbizet	12,500	5,000	—	—	17,500
—Aureliano Benedetti	12,500	12,500	—	—	25,000
—Reto Domeniconi	12,500	10,000	12,500	—	10,000
—Patrice Marteau	12,500	5,000	—	—	17,500
—Francois Henri Pinault	7,500	5,000	—	—	12,500
—Karel Vuusteen	12,500	12,500	12,500	—	12,500
—Serge Weinberg	12,500	5,000	—	—	17,500

Total	5,466,000	317,500	2,734,000	—	3,049,500

        Unexercised options at the end of the period present characters as follows:

	Number outstanding	Weighted average price(*)	Weighted average remaining contractual life(**)	Number exercisable	Weighted average price(*)
Members of the Management Board:
—Domenico De Sole	930,000	88.99	77.8	680,000	80.46
—Tom Ford	2,000,000	99.72	76.7	1,200,000	91.39
—Aart Cooiman	2,000	42.91	64.0	2,000	42.91
Members of the Supervisory Board:
—Adrian D.P. Bellamy	5,000	83.84	119.6	5,000	83.84
—Patricia Barbizet	17,500	70.20	98.64	17,500	70.20
—Aureliano Benedetti	25,000	72.88	102.0	25,000	72.88
—Reto Domeniconi	10,000	81.28	114.8	10,000	81.28
—Patrice Marteau	17,500	70.20	98.64	17,500	70.20
—Francois Henri Pinault	12,500	75.93	107.6	12,500	75.93
—Karel Vuusteen	12,500	83.33	113.9	12,500	83.33
—Serge Weinberg	17,500	70.20	98.64	17,500	70.20

Total	3,049,500	95.43	N/A	1,999,500	86.62

(*)
Amounts in US Dollar

(**)
Months

        230,000 out of the total options granted to Mr. Domenico De Sole were originally issued with US$90 exercise price lower than the market value of the underlying shares at the date of the grant (US$97).

        During 2003, no loans, significant advance payments and guarantees were granted by either the Gucci Group N.V., or any of its subsidiaries to the members of the Management Board and Supervisory Board of Gucci Group N.V..

        In Note 15 to the consolidated financial statements disclosures have been made regarding the Company's stock option plans.

Amsterdam, April 28, 2004

The Management Board

D. De Sole	(Chairman)
T. Ford	(Vice Chairman)
A. Cooiman

The Supervisory Board

A. D. P. Bellamy	(Chairman, first elected on September 27, 1995)
P. Barbizet	(member, first elected on July 8, 1999)
A. Benedetti	(member, first elected on September 27, 1995)
R. F. Domeniconi	(member, first elected on June 27, 1997)
P. Marteau	(member, first elected on July 8, 1999)
F. H. Pinault	(member, first elected on June 20, 2001)
K. Vuursteen	(member, first elected on June 28, 1996)
S. Weinberg	(member, first elected on July 8, 1999)

SUPPLEMENTARY INFORMATION

Appropriation of profit

Article 33.4 of the Articles of Association reads as follows:

"The supervisory board shall determine what portion of the profit—the positive balance of the profit and loss accounts—shall be retained by way of reserve".

Article 35.1 of the Articles of Association reads as follows:

"The remaining portion of the profit after application of Article 33.4 shall be at the disposal of the supervisory board".

Proposed appropriation of profit

Subject to the approval of the accounts by the shareholders at the Annual General Meeting, the Company intends to issue a dividend from the net result for the year ended January 31, 2004 and transfer the balance to retained earnings. This proposal has not been reflected in the accompanying financial statements.

F-1

SCHEDULE II

GUCCI GROUP N.V. VALUATION & QUALIFYING ACCOUNTS (In thousands of Euro)	Balance Beginning of year	Charged To costs and Expenses	Charged to other accounts	Acquisitions	Deductions	Balance end of year
2001*
Allowance for trade accounts receivables	21,912	10,227	1,023	63	(6,439)	26,786
Allowance for excess, obsolete and marked-down inventory	69,913	75,393	3,129	16,214	(49,335)	115,314
Valuation allowance for deferred tax assets	26,437	4,350	2,147	6,843	(6,775)	33,002
2002
Allowance for trade accounts receivables	26,786	8,133	(1,214)	—	(5,418)	28,287
Allowance for excess, obsolete and marked-down inventory	115,314	79,160	(4,180)	—	(65,673)	124,621
Valuation allowance for deferred tax assets	33,002	16,414	(2,803)	—	—	46,613
2003
Allowance for trade accounts receivables	28,287	6,643	(961)	—	(3,244)	30,725
Allowance for excess, obsolete and marked-down inventory	124,621	61,928	(47)	—	(71,696)	114,806
Valuation allowance for deferred tax assets	46,613	32,769	(4,756)	—	(4,736)	69,890

*
Note: 2001 accounts translated from Euro into US Dollar at the following rates:
Balance beginning of year:	translated at spot rate on January 31, 2001: EUR 1—US$ 0.9293
Balance end of year:	translated at spot rate on January 31, 2002: EUR 1—US$ 0.8637
Income Statement:	Year average rate: EUR 1—US$ 0.8908

To the Supervisory Board and the General Meeting of Shareholders of Gucci Group N.V.	PricewaterhouseCoopers
Accountants N.V.
Accountants
Prins Bernhardplein 200
1097 JB Amsterdam
P.O. Box 94071
1090 GB Amsterdam
The Netherlands
Telephone + 31 (20) 568 66 66
Facsimile + 31 (20) 568 68 88

Auditors' report

  Introduction

        We have audited the accompanying consolidated and corporate balance sheets ("the financial statements") of Gucci N.V. as of January 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended January 31, 2004. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

  Scope

        We conducted our audits in accordance with International Standards on Auditing issued by the International Federation of Accountants and with auditing standards generally accepted in the United States of America and the Netherlands, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  Opinion

        In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Gucci Group N.V. as of January 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2004 in conformity with International Financial Reporting Standards and accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements in Part 9, Book 2 of the Dutch Civil Code.

PricewaterhouseCoopers is the tradename of amongst others the following companies: PricewaterhouseCoopers Accountants N.V. (registered with the Traderegister under number 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (registered with the Traderegister under number 34180284) and PricewaterhouseCoopers Corporate Finance & Recovery N.V. (registered with the Traderegister under number 34180287) and PricewaterhouseCoopers Firm Services B.V. (registered with the Traderegister under number 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwcglobal.com/nl

  Additional Matters

        International Financial Reporting Standards and accounting principles generally accepted in The Netherlands vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended January 31, 2004, 2003 and 2002 and the determination of shareholders' equity as of January 31, 2004 and 2003 to the extent summarized in Note 23 to the financial statements.

PricewaterhouseCoopers Accountants N.V.

April 27, 2004

To the Supervisory Board, of Gucci Group NV	PricewaterhouseCoopers
Accountants N.V.
Accountants
Prins Bernhardplein 200
1097 JB Amsterdam
P.O. Box 94071
1090 GB Amsterdam
The Netherlands
Telephone + 31 (20) 568 66 66
Facsimile + 31 (20) 568 68 88

REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENTS SCHEDULE II

        Our audits of the consolidated financial statements of Gucci Group N.V. referred to in our report dated April 27, 2004 (included in this Form 20-F) also included an audit of the financial statements schedule II listed on page F-1 of this Form 20-F. In our opinion, this financial statements schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers Accountants N.V.

April 27, 2004

PricewaterhouseCoopers is the tradename of amongst others the following companies: PricewaterhouseCoopers Accountants N.V. (registered with the Traderegister under number 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (registered with the Traderegister under number 34180284) and PricewaterhouseCoopers Corporate Finance & Recovery N.V. (registered with the Traderegister under number 34180287) and PricewaterhouseCoopers Firm Services B.V. (registered with the Traderegister under number 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwcglobal.com/nl

PricewaterhouseCoopers
Accountants N.V.
Accountants
Prins Bernhardplein 200
1097 JB Amsterdam
P.O. Box 94071
1090 GB Amsterdam
The Netherlands
Telephone + 31 (20) 568 66 66
Facsimile + 31 (20) 568 68 88

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-109662, 333-102729, 333-14064, 333-5318, 33-98638, 333-7352, 333-9718, 333-2046 and 333-12598) of Gucci Group N.V. of our report dated April 27, 2004 relating to the financial statements and financial statement schedules, which appears in this Form 20-F.

PricewaterhouseCoopers Accountants N.V.

April 27, 2004

PricewaterhouseCoopers is the tradename of amongst others the following companies: PricewaterhouseCoopers Accountants N.V. (registered with the Traderegister under number 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (registered with the Traderegister under number 34180284) and PricewaterhouseCoopers Corporate Finance & Recovery N.V. (registered with the Traderegister under number 34180287) and PricewaterhouseCoopers Firm Services B.V. (registered with the Traderegister under number 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwcglobal.com/nl

ITEM 19.    EXHIBITS

(a)
Financial Statements

        The financial statements, including the notes and schedules thereto, listed in the index below and included in this annual report on Form 20-F.

Reference Page Form 20-F
Consolidated Statements of Income (Years ended January 31, 2004, 2003 and 2002)	106
Consolidated Balance Sheets (as of January 31, 2004 and 2003)	107
Consolidated Statements of Cash Flows (Years ended January 31, 2004, 2003 and 2002)	108-109
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (Years ended January 31, 2004, 2003 and 2002)	110
Notes to the Consolidated Financial Statements (Years ended Jan. 31, 2004, 2003 and 2002)	111-156
Corporate Balance Sheets before appropriation of profit (as of January 31, 2004 and 2003)	157
Corporate Statements of Income (Years ended January 31, 2004, 2003 and 2002)	158
Notes to the Corporate Financial Statements (Years ended Jan. 31, 2004, 2003 and 2002)	159-164
Supplementary Information	165
Schedule II, Gucci Group Valuation and Qualifying Accounts	F-1
Report of Independent Public Accountants (as to the Consolidated Financial Statements)	F-2
Report of Independent Public Accountants (as to Schedule II)	F-3
Consent of Independent Public Accountants	F-4
(b)
Exhibits

Description	Exhibit Number
Unofficial Translation of the Deed of Amendment of the Articles of Association of the Company	1.1
Settlement and Stock Purchase Agreement, dated as of September 9, 2001, among PPR, LVMH and the Company (Incorporated by Reference to the Registrant's Form 6-K filed on September 12, 2001)	2.1
Amended and Restated Strategic Investment Agreement, dated as of September 9, 2001, among PPR, Marothi and the Company (Incorporated by Reference to the Registrant's Form 6-K filed on September 12, 2001)	2.2
Multicurrency Revolving Credit Facility Agreement (Incorporated by Reference to the Registrant's Annual Report on Form 20-F filed on July 30, 2001)	4.1
Multicurrency Revolving Credit Facility Agreement	4.2
Subsidiary List (see pages 142-147)	8.1
Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002—CEO	12.1
Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002—CFO	12.2
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—CEO and CFO	12.3

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUCCI GROUP N.V. (Registrant)
	By:	/s/ ROBERT SINGER
	Name: Title:	Robert S. Singer, Executive Vice President and Chief Financial Officer

Dated: April 27, 2004

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TABLE OF CONTENTS
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
PART II
PART III
GUCCI GROUP N.V.—Consolidated statements of cash flows (In thousands of Euro)
GUCCI GROUP N.V.—Consolidated statements of cash flows (continued) (In thousands of Euro)
GUCCI GROUP N.V.—Statement of changes in consolidated shareholders' equity and comprehensive income (In thousands of Euro*, except number of shares)
GUCCI GROUP N.V. —Notes to the consolidated financial statements
GUCCI GROUP N.V. Corporate balance sheets before appropriation of profit (In thousands of Euro)
GUCCI GROUP N.V. Corporate statements of income (In thousands of Euro)
GUCCI GROUP N.V. Notes to the corporate financial statements
F-1 SCHEDULE II
SIGNATURES